As filed with the Securities and Exchange Commission on January 25, 2021.

Registration No. 333-251871

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vinci Partners Investments Ltd.

(Exact Name of Registrant as Specified in its Charter)

The Cayman Islands	6282	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Av. Bartolomeu Mitre, 336

Leblon – Rio de Janeiro

Brazil 22431-002

+55 (21) 2159-6240

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Vinci Partners USA, LLC

780 Third Avenue, 25th Floor

New York, NY 10017

(646) 559-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	J. Mathias von Bernuth Skadden, Arps, Slate, Meagher & Flom LLP Av. Brigadeiro Faria Lima, 3311, 7th Floor São Paulo, SP 04538-133 +55 (11) 3708-1820

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Class A common share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee(3)
Class A common shares, par value US$0.00005 per share (3)	15,954,495	US$18.00	US$287,180,910	US$31,331.44

(1)	Include Class A common shares to be sold upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)

Calculated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. Includes the amount of US$31,331.44 that was previously paid in connection with the Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 25, 2021

PRELIMINARY PROSPECTUS

13,873,474 Class A Common Shares

Vinci Partners Investments Ltd.

(incorporated in the Cayman Islands)

This is an initial public offering of the Class A common shares, US$0.00005 par value per share of Vinci Partners Investments Ltd., or Vinci Partners. Vinci Partners is offering 13,873,474 Class A common shares to be sold in this offering.

Prior to this offering, there has been no public market for our Class A common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$16.00 and US$18.00. We have applied to list our Class A common shares on the Nasdaq Global Select Market, or Nasdaq, under the symbol “VINP.”

Following this offering, our existing shareholders, Gilberto Sayão da Silva, Alessandro Monteiro M. Horta, Paulo Fernando Carvalho de Oliveira, together with the other partners of Vinci Partners, will beneficially own approximately 92.5% of the voting power, and 75.0% of our outstanding share capital, assuming no exercise of the underwriters’ option to purchase additional shares referred to below. The shares to be held by Mr. Sayão da Silva are Class B common shares, which carry rights that are identical to the Class A common shares being sold in this offering, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded. For further information, see “Description of Share Capital.” As a result, Mr. Sayão da Silva will beneficially own approximately 77.9% of the voting power, and 26.1% of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. All other partners of Vinci Partners will hold Class A common shares and will beneficially own approximately 14.6% of the voting power, and 49.0% of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. In addition, following the offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and as such plan to rely on available exemptions from certain Nasdaq corporate governance requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 32 of this prospectus.

	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us (1)	US$	US$

(1) See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 2,081,021 additional Class A common shares at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares against payment in New York, New York, on or about                 , 2021.

Global Coordinators

J.P. Morgan	Goldman Sachs & Co. LLC	BTG Pactual

Joint Bookrunners

Itaú BBA	BofA Securities	Credit Suisse	UBS Investment Bank

The date of this prospectus is                 , 2021.

VINCI

A leading alternative asset management platform

R$46.1bn
AUM
Sep/20

8
Business
Segments

Net Revenue CAGR
47.4%
2018-3Q2020 LTM

Adjusted
FRE Margin
52.2%
9M2020

61.0%
Of new inflows come
from existing clients
2018-3Q2020 LTM

~50%
AUM
committed for
5+ years

VINCI partners

Complete portfolio of alternative investment products and solutions

Private Equity
Infrastructure
Real Estate
Credit
Public Equities
Investment Products & Solutions
Hedge Funds
Financial Advisory
VINCI partners

VINCI partners

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the Class A common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the

i

United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus outside the United States.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Vinci Partners,” the “Company,” the “Issuer,” “we,” “our,” “ours,” “us” or similar terms refer to Vinci Partners Investments Ltd., together with its subsidiaries, following the contribution of all of the quotas of Vinci Partners Brazil (as defined below) to us.

All references to “Vinci Partners Brazil” refer to Vinci Partners Investimentos Ltda., our Brazilian principal holding company whose consolidated financial statements are included elsewhere in this prospectus.

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GLOSSARY OF TERMS

The following is a glossary of certain industry and other defined terms used in this prospectus:

“alpha” is a ratio that is intended to represent the performance of a portfolio relative to a benchmark, and is used to describe the value that a portfolio manager adds to or subtracts from a fund’s return.

“ANBIMA” means the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais).

“ABVCAP” means the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital).

“AML/CFT” means anti-money laundering and combating the financing of terrorism.

“AUC” means the value of assets under custody held by banks, brokers, digital platforms, independent advisors, pension funds, among others. AUC is a broader metric than AUM (as defined below) and is used in this prospectus to represent the total market opportunity of potential AUM for Vinci Partners.

“AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds.

“Brazil” means the Federative Republic of Brazil.

“Brazilian government” means the federal government of Brazil.

“B3” means B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo Stock Exchange.

“CDI Rate” means the Brazilian interbank deposit (certificado de deposito interbancário) rate, which is an average of interbank overnight rates in Brazil.

“Central Bank” or “BCB” means the Brazilian Central Bank (Banco Central do Brasil).

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

“CVM” means the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários).

“HNWI” means high-net-worth individuals.

“IASB” means the International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards, as issued by the IASB.

“IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

“MFO” means multi-family office.

“MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

“real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

“SELIC rate” means the Brazilian base interest rate (Sistema Especial de Liquidação e Custódia).

“U.S.” or “United States” means the United States of America.

“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Our vision is to be the preeminent alternative investment platform in Brazil. We approach capital management based on ethics and experience, targeting superior long-term financial results where our partners are clients and our clients are partners.

Introduction to Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 205 full time employees as of September 30, 2020 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments (which we also refer to alternatively as our strategies) include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies (those with annual gross revenue between R$100 million and R$600 million).

We have established a premier independent investment franchise with market leadership across each of our high value-added strategies that we believe provide us with strong competitive advantages. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with adoption of innovative technologies and increasing integration across our business segments, strongly positions us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investments market. Based on all these factors, we believe:

•

We are a leading alternative investment platform in Brazil—With over R$46.1 billion in AUM as of September 30, 2020, Vinci Partners is a leading independent asset manager in Brazil, with a strong growth track record and leading franchises in private equity, real estate, infrastructure and public equities, according to data published by ANBIMA. Since inception, our AUM has grown twenty-three-fold, from R$1.9 billion in 2009 to R$46.1 billion as of September 30, 2020, reflecting a compound annual growth rate, or CAGR, of 34.5%, while increasing 47.4% from 2018 to September 30, 2020 on a last twelve month basis.

•

We have a sizable and expanding addressable market—Key market trends and the favorable macroeconomic environment in Brazil, together with our leadership, scale, brand, and competitive advantages, have positioned us to continue to penetrate, grow and expand our large addressable market opportunity in the country, which is expected to reach nearly R$13.8 trillion in assets under custody, or AUC, (including deposits, pension funds and assets under management) by the end of 2024, according to a report by Oliver Wyman titled ‘The Brazilian Investment Landscape—A new era for Brazilian investors’, published in 2019 , which we refer to as Oliver Wyman’s 2019 Report. We believe that AUC as reported by Oliver Wyman’s 2019 Report is a useful indicator of the total market opportunity of potential AUM for Vinci Partners.

•

We will benefit from shifts in trends in the industry—Our strong AUM growth has been driven by consistent, strong performance, prudent launches of new investment vehicles, and selective strategic transactions, such as our association with Gas Investimentos in 2010 and with Mosaico Capital in 2017. From December 2018 to September 30, 2020, our AUM increased by approximately R$22.5 billion or 95.1%. The significant decline in the SELIC rate, which is the Brazilian reference interest rate, has initiated what we believe is a structural migration of capital flows to alternative asset classes, and we expect our AUM growth trends to remain strong, due to a combination of the expected persistently low SELIC rate, our enhanced product offering across strategies, the strong historical returns from our funds and the consolidation of our relationships with current and new clients.

•

We have an established and recognized track record of returns—Our funds, from both liquid and illiquid strategies (we consider illiquid funds to be those with lock-up and/or capital subscription policies), have been outperforming their corresponding benchmarks either since inception or, in the case of listed funds, since their initial public offering, or IPO. Accordingly, we expect to continue to obtain returns aiming to position Vinci Partners in the top quartile across all products within both liquid and illiquid strategies.

•

We have one of the most comprehensive investment platforms in Brazil—We have a large and diversified exposure to attractive asset classes. We have solidified leadership in strategies like private equity, infrastructure, public equities and investment solutions, while simultaneously we have introduced new asset classes such as real estate and hedge funds. These new strategies are growing at accelerated rates, increasing AUM by 152.8% and 84.8%, respectively, from December 31, 2018 to September 30, 2020.

•

We are resilient to economic cycles—47.9% of our total AUM as of September 30, 2020 has lock-ups for over five years and 83.0% of our net revenue for the nine months ended September 30, 2020 was driven by fund management. We believe this provides greater visibility to our revenue growth and increased resilience to economic downturns. For instance, we were able to grow our AUM at an annualized rate of 5.3% from 2014 through 2017, during one of the worst economic recessions in Brazil’s history. In addition, we have remained resilient to fluctuations in economic conditions throughout the course of the COVID-19 pandemic, with total AUM of R$46.1 billion as of September 30, 2020, a 32.9% increase compared to total AUM of R$34.7 billion as of December 31, 2019, and total net revenue from services rendered of R$235.3 million in the nine months ended September 30, 2020, a 22.1% increase from total net revenue from services rendered of R$192.6 million in the nine months ended September 30, 2019.

•

We have a highly profitable business model—We have a technologically advanced operational platform across our value chain, enabling steady increases in efficiency, productivity, and profitability. Our net profit margin for the nine months ended September 30, 2020 was 49.6% representing a 0.1 percentage point decrease compared to the same period in 2019, and our Adjusted Profit Margin for the nine months ended September 30, 2020 was 38.8%, representing a 3.0 percentage point increase compared to the same period in 2019. Our net profit margin for the year in 2019 was 52.5% representing a 19.6 percentage point increase compared to 2018, and our Adjusted Profit Margin for the year in 2019 was 38.3%, representing an 18.6 percentage point increase compared to 2018 (see

“Presentation of Financial and Other Information—Special Note Regarding Non GAAP Financial Measures”). Additionally, our fixed costs (general and administrative expenses, less personnel expenses and profit sharing) per average AUM (considering the average calculated based on the average of the beginning and end of each quarter AUM) decreased by 16.2 basis points from December 31, 2015 to September 30, 2020 (calculated using annualized data for the last twelve months ended September 30, 2020), while our annualized gross revenue from fund management per average AUM increased by 6.7 basis points during the same period.

•

We have a diverse client base with long-term relationships—We have over 980 clients (excluding direct shareholders of the listed funds managed by Vinci Partners and clients in our financial advisory services segment) as of September 30, 2020, distributed across all our strategies. Our diverse base of clients includes institutional clients both in Brazil and globally, distribution platforms, family offices and multi-family offices or MFOs, high net worth individuals, or HNWIs and investors from capital markets. Our largest funds client represented 2.6% of gross revenue from services rendered (unaudited), while our ten largest funds clients accounted for 17.2% of our gross revenue from services rendered (unaudited) from January 1, 2020 through September 30, 2020. No single client represented more than 3.0% of our gross revenue from services rendered in 2018, 2019 or for the nine months ended September 30, 2020. To maximize reach and client service, we organize our commercial efforts through four client divisions and one additional distribution channel, each with its own independent dedicated team of professionals. As an example of our successful commercial model, over 48.0% of our HNWI investors, excluding our partners, have relationships with Vinci Partners lasting more than five years, as of September 2020. We believe such long lasting client relationships enhance our growth potential at better economics.

•

We have a proven ability to raise and deploy capital—We have been successful in raising capital and effective in deploying capital commitments in attractive investment opportunities, which reinforces our ability to source additional capital. Within our illiquid strategies (real estate, credit, infrastructure and private equity) we have raised over R$14.0 billion and deployed approximately R$9.6 billion of this amount since inception. In our private equity flagship strategy specifically, we raised over R$2.2 billion for our second fund within our private equity flagship strategy in 2011 and were able to deploy over 90% within two years; we then raised R$ 4.0 billion (including the amount related to potential co-investments) for our third fund within the same strategy in August 2017 and have already deployed over 45% of the total capital committed to the fund as of September 30, 2020. In real estate, we have completed 9 capital raises totaling R$2.7 billion for new and existing funds since 2019, and have expanded by 4.1x as of September, 2020 our AUM in the strategy since 2017.

•

We are known for our commitment to social impact—We have been a signatory to the Principles for Responsible Investment, or PRI, since 2012. We have a dedicated private equity strategy with a dual mandate of generating environmental, social and governance, or ESG, impact as well as market returns, fully integrating ESG in the investment and diligence processes, and we have a credit fund focused on investments in sustainable energy.

Our Founding and Evolution

The team behind Vinci Partners traces its origins to the early 2000’s, when a group of our current partners began investing in the alternative asset space through our first private equity fund or Fund I. In 2004, that group began building an independent principal investment group dedicated to alternative investment strategies for Banco Pactual, one of the leading investment banks in Brazil at the time. In 2006, UBS purchased Banco Pactual and several investment professionals established an independent alternatives business unit within UBS, called UBS Pactual Gestora de Investimentos Alternativos Ltda. or ALIN. In 2009, following UBS’ divestiture of Banco Pactual, Mr. Sayão together with Mr. Horta and a large majority of the other investment professionals from ALIN founded Vinci Partners.

We have built highly experienced and multifunctional teams that bring together a valuable mix of investment, operational and financial backgrounds and an in-depth understanding of the local market. Our three founders and our partners have created the philosophy that at Vinci Partners “Partners are Clients, and Clients are Partners”, seeking a balanced alignment of interest by investing alongside our clients under the same fee structures as limited partners, paying full management and performance fees.

Our Operations

We operate an asset-light, highly scalable business model that emphasizes operational efficiency and economies of scale. We leverage our expertise in managing high value added asset classes to serve a diverse group of HNWI and institutional clients in local and international markets, with offices in Brazil and New York. We generate our revenues primarily from (1) revenue from fund management, (2) performance fees, and (3) revenue from advisory. In the nine months ended September 30, 2020 and in the year ended December 31, 2019, 83.0% and 75.4% of our total net revenue, respectively, consisted of net revenue from fund management, which are recurring in nature and highly predictable revenues, being less susceptible to market volatility. In addition, our existing client base represented 61.0% of new inflows since 2018 and 47.9% of our total AUM has a lock-up period of at least five years, as of September 30, 2020.

As of September 30, 2020 and September 30, 2019, we reported R$46.1 billion and R$29.8 billion in AUM, respectively, and during the nine months ended September 30, 2020 and 2019 we reported, respectively, R$248.7 million and R$201.8 million in gross revenue from services rendered, R$235.3 million and R$192.6 million in total net revenue from services rendered, R$116.8 million and R$95.7 million in profit for the year, and R$110.9 million and R$80.7 million in Distributable Earnings, a period-over-period increase of 54.7%, 23.2%, 22.1%, 22.0% and 37.4% respectively. During 2019 we reported R$311.1 million in gross revenue from services rendered, R$296.7 million in total net revenue from services rendered, R$155.6 million in profit for the year, and R$135.2 million in Distributable Earnings, a year-over-year increase of 72.5%, 72.3%, 174.6% and 153.6% respectively, versus 2018.

Business Segments

Private Equity

Vinci Partners considers itself a pioneer in Brazilian private equity and we believe that (as among the largest market participants) it is the only purely Brazilian private equity firm that has maintained independence since inception. Since 2004, our flagship Vinci Capital Partners funds (Fund 1, VCP II and VCP III) have invested R$4.0 billion, across 22 investments in Brazil, as of September 30, 2020. Our private equity strategy has a sector agnostic approach focused on growth equity investments in Brazil. Opportunistically we will also analyze turnaround and greenfield investments. The private equity segment’s main strategic focus is to promote revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. We also take into account non-measurable aspects, such as alignment of the potential investment with ESG goals. Our private equity practice has what we believe to be a proven track record of investing in leading Brazilian companies with approximately R$10.6 billion in AUM as of September 30, 2020. We have a multi-disciplined team of 17 investment professionals. The private equity strategy invests through two sub-strategies: Vinci Capital Partners and Vinci Impact and Return.

Public Equities

Vinci Partners has a long track record and deep experience investing in public equities since inception in 2009 and which was further enhanced through the strategic associations with Gas Investimentos (which was terminated in December 2020) and Mosaico Capital. We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls. The public equities team is composed of 11 members managing R$12.8 billion in AUM as of September 30, 2020, supported by dedicated research analysts who cover more than 120 companies across a variety of industries. Our public equities strategy invests according to three key sub-strategies: all caps, dividends and total return.

Real Estate

The real estate segment of Vinci Partners is the seventh largest manager of listed REITs in Brazil, known as Fundos de Investimento Imobiliário, or FII, based on Reuters data. Through September 30, 2020, our real estate segment has raised R$4.2 billion, the largest amount of investment among independent asset managers and the fourth largest among all asset managers. We are also one of the fastest growing managers in the space in terms of AUM, with a 27.7% growth year to date, as of September 30, 2020. Our real estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds. Our real estate strategy invests along four sub-strategies: shopping malls, industrial and logistics, offices and financial instruments related to real estate assets. We also implement a strategy related to opportunistic development funds. Our real estate strategy has more than 260,000 investors and has been investing in prime properties in Brazil. Our real estate team currently manages 33 assets with almost 549,000 square meters of gross leasable area, constituting approximately R$4.3 billion of AUM (which reflects growth in AUM due to market performance), as of September 30, 2020.

Credit

We believe we are one of the first independent players to offer Brazilian private credit funds focused on the long-term direct lending business. We have a multi-strategy credit business with significant size and track-record that operates in different segments, industries, and asset classes. We are generally focused on customized credit instruments, structures, and solutions to meet the financing needs of both established and growing businesses, while generating interesting credit opportunities for our investors. The credit team manages over R$2.2 billion in AUM, divided across three specific sub-strategies: high-grade corporate debt, high-yield structured products and senior secured loans and MBS core sub-strategies: Infrastructure Debentures to finance projects, generally with a senior secured collateral package, or infrastructure debt, Senior secured loans with the first lien collateral in real estate assets or a MBS securitizations, or real estate debt, and the third one, referred to as structured credit, focused on secured loans, private debt and a reverse factoring platform.

Infrastructure

Our infrastructure strategy has exposure to tangible assets related to physical infrastructure, through investments in equity, bidding for concessions, and debt investments across several sectors across several sectors, including but not limited to power generation and transmission, transportation and logistics and sports infrastructure (stadiums). Our infrastructure team has a deep local presence and track record of investing in infrastructure in Brazil, having completed over 30 transactions across equity and debt since its commencement in 2010. The team is composed of six dedicated professionals and eight senior advisors/executives seconded to portfolio companies. Our infrastructure strategy seeks control or control-oriented positions and employs active hands-on management of assets and operations. We primarily review brownfield and consolidation opportunities, targeting fragmented industries within sub-strategies. The team currently manages approximately R$1.6 billion in AUM through Vinci Infra II (FIP Transmissão), FIP Energia PCH, and Vinci Energia (VIGT11) funds.

Hedge Funds

Our hedge funds team operates under a multi-manager strategy with several portfolio managers each pursuing independent strategies. We have strong, overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors. The hedge funds team has existed since Vinci Partner’s inception, now managing R$2.4 billion in AUM. Our hedge funds strategy invests across five principal sub-strategies: nominal interest, inflation, commodities, currencies and equities strategies. The portfolio managers have access to both our macro and equities research dedicated teams. It helps creating a very robust analysis of the markets, contributing to assertive decision-marking. The portfolio has exposure to onshore and offshore markets trading single equities, EM and DM currencies, government bonds and derivatives.

Investment Products and Solutions

Our Investment Products and Solutions team commenced in 2010 and offers clients access to tailored financial products through an open architecture platform, in addition to in-house asset allocation and risk management. Our Investment & Product Solutions segment aims to provide a sophisticated investment strategy with alpha generation according to our clients’ targets. In the execution of these strategies, we take into account risk profile assessment, preparation of investment policies and product selection, among other factors. Investment Products and Solutions manages R$14.9 billion in AUM.

Financial Advisory Services

Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies. The financial advisory services team was established in 2009 and is composed of eight advisory professionals. We believe our financial advisory services team serves as trusted senior advisors to clients seeking local and/or product expertise in the Brazilian marketplace. As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships and alignment of interests with clients.

Our Market

Brazil is a large and attractive market for financial services. The country has the 6th largest population and the 9th largest economy in the world with 211 million people and a GDP of US$1.8 trillion as of 2019, according to the World Bank. According to data published by the Central Bank, real GDP expanded 1.1% during each of 2017, 2018 and 2019. Going forward, we believe the path continues to be for constructive macroeconomic environment, supported by stabilization in the level of inflation, a decline in real interest rates and a recovery in consumer and business confidence indicators, which are important to improve the planning horizon of families and companies and increase the medium-term outlook for economic growth.

We believe the combination of economic growth and expected prolonged periods of sustained low interest rates will create increasingly favorable tailwinds for the asset management industry. For instance, despite the economic contraction experienced by Brazil in recent years, industry AUM grew significantly, at a rate of 14.1% per annum, equivalent to 2.0x the rate of expansion of nominal GDP during the period from 2010 to 2019. Furthermore, we believe the decrease in real interest rates should become one of the most important drivers of continued net inflows and AUM growth. For instance, for the period starting in 2017 until December 2019, industry AUM has increased by 31.7%, equivalent to 3.1x the rate of expansion of nominal GDP during the same period. We believe that in a low interest rate environment, with current reference rates at 2.00% as of September 30, 2020, such AUM growth should continue to accelerate as investors increase their search for more attractive investment opportunities and yield.

Key market challenges—Brazilian market ripe for disruption

The Brazilian asset management industry has been highly inefficient for decades due to high interest rates, limiting incentives for product development by incumbents, and high concentration of investments in the banking sector, which still represents the majority of institutional and retail investments in the country. We believe this has created several important market challenges that create opportunities for disruption: (1) highly concentrated market; (2) bureaucratic, asset-heavy infrastructures; (3) narrow selection of financial products; (4) promotion of inefficient financial products; (5) high-costs and spreads; and (6) poor customer service.

Key market trends

We believe our market will benefit from several trends that will help provide attractive tailwinds including: (1) increasing demand for financial products; (2) disintermediation of incumbent banks; (3) increasing demand for financial education and information; and (4) favorable and highly-aligned regulatory initiatives.

Addressable market opportunities

We believe that we will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and that these trends and this market environment have positioned us to continue to penetrate, grow and expand our large addressable market opportunity in the country, which is expected to reach nearly R$13.8 trillion in AUC (including deposits, pension funds and assets under management) by the end of 2024, according to Oliver Wyman’s 2019 Report. Given our leadership, scale, brand, and competitive advantages, we believe we will benefit from and continue to be a catalyst for:

Continued Growth of the AUC Addressable Market—According to Oliver Wyman’s 2019 Report, the total addressable market of AUC in Brazil was R$7.9 trillion in 2018, up 105% since 2011, representing a CAGR of 11% that is roughly expected to continue at least up to 2024.

Continued Shift of AUM from Banks to Independent Investment Firms—Oliver Wyman’s 2019 Report estimates that the market share of investment AUC for independent investment firms will grow from 7% in 2018 to 25% in 2024. We believe this is a long-term trend that is still in the early stages.

Shift from Fixed Income to More Effective Products—Within the growth of AUM, we believe there is a long-term trend towards shifting the investment mix from lower yielding fixed income products to higher potential yielding products such as equities and alternative asset classes.

Increasing Investment Pipeline and Reinvestment Requirements—Under a renewed growth and political outlook, we expect a significant surge in the investment pipeline to return to the market in coming years, especially in infrastructure. Currently, we expect both state-owned banks and traditional conglomerates to be more constrained to deploy capital due to balance sheet restrictions; thereby creating additional demand for capital to be covered by the broader private markets and less traditional sources of capital.

Competitive Strengths

We have established a premier independent franchise with market leadership across each of our high value-added strategies. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with adoption of innovative technologies and increasing integration across our business segments, strongly position us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investment market.

We are a leading independent alternative asset manager in Brazil, with a strong track record of growth and market leadership across our several strategies

Since our inception, we have worked tirelessly to become a leading independent investment platform in Brazil, in terms of AUM and product offering, that is well positioned to benefit from long-term trends in the

Brazilian asset management industry. Starting with only proprietary capital from our partners, we have been able to grow our AUM base at a CAGR of 34.5% since our founding by expanding our product offering within liquid and illiquid strategies. Additionally, from 2018 through September 30, 2020, we have expanded our AUM by 95.1%. This growth was fueled by the launch of three real estate funds, one credit fund, one infrastructure fund, and one multi-strategy fund within investment products and solutions, in addition to capital calls from illiquid funds and significant growth in net client inflows, accelerated by the decline in the SELIC rate, which is the Brazilian reference interest rate, and an increase in the search for alpha by institutional and HNWI clients in the country.

Vinci Partners is a leading independent asset manager in Brazil in terms of AUM, with leading franchises in private equity, real estate and public equities, according to data published by ANBIMA as of October 2020. We believe we have been able to achieve strong and sustained growth largely due to our solid reputation and credibility from a history of partnerships with companies, financial institutions and entrepreneurs. Across our main strategies we have built premier franchises with unique differentiating strategies to offer to our investors. Showcasing our market recognition, during 2020 and 2019, we have been the recipient of numerous awards, including ranking in first place in the XP Operational Ranking among over 120 funds (May 2019 and June 2019) and receiving an “Excellent” rating by Revista Investidor Institucional (August 2020) for several of our funds, including our credit fund focused on real estate loans Vinci FI Renda Fixa Imobiliário—CP, our multi-strategy funds Vinci Atlas FIC FIM and Vinci Valorem FIM, our equities funds Vinci GAS Dividendos FIA, Vinci Mosaico FIA and Vinci Selection Equities FIA, our open-ended pension fund FIC FIA Caixa Valor RPPS and ranking in second place in the category “Best funds in three years—Real Estate” by InfoMoney-Ibmec (January 2020) for our real estate fund Vinci Shopping Centers FII.

We have an established and recognized track record of achieving returns above benchmarks across our asset classes, putting us in a position of strength to benefit from shifts in asset allocation in Brazil

We believe we offer our clients best-in-class products in terms of investment performance across asset classes. We have been able to establish an impressive track record, achieving returns in the top quartile across all products within both liquid and illiquid strategies. We have developed expertise and credibility across strategies, with our products having a track record of surpassing the respective benchmarks.

We believe that our past success enhances our reputation and market credibility, and will be an asset in sourcing future investment opportunities. The current market environment of sustained lower interest rates in Brazil has accelerated a shift in asset allocation from lower yielding fixed income products into higher risk and return products such as equities, and even more so into higher value-added products such as managed funds, structured products, and alternative investments. We believe that investors are reallocating their portfolios in the search for alpha, and we believe our platform is exceptionally positioned to capture what we expect to be a long-term structural trend because of our range of superior high value-add, or HVA, product offering.

We have a highly profitable business model, supported by one of the most comprehensive platforms in Brazil across diversified and attractive asset classes

We have a team of 205 full time employees as of September 30, 2020, bringing together a wide-ranging network of personal and professional relationships across our multiple stakeholders. We have a diversified business model across high value-added asset classes, including private equity, infrastructure, public equities, hedge funds, credit and real estate, in addition to a specialized division providing tailored investment and product solutions to institutional and HNWI clients. Each investment strategy is managed by a separate and dedicated investment team with an independent investment committee and decision-making process. Through our differentiated business model, focused on generation of high-performance ideas and opportunities across business areas, we have developed an ability to invest proprietary capital (which also comprises capital from partners and employees of Vinci Partners at the time of the relevant capital raising) and that of third-parties with solid profitability in a wide variety of liquid and illiquid strategies.

Our track record of raising long term committed capital base creates a resilient, management fee-centric and asset-light business model

Most of our cash revenues are derived from fund management, which are generated from our AUM. In the nine months ended September 30, 2020 and 2019, and in the year ended December 31, 2019 and 2018, 83.0%, 87.0%, 75.4% and 85.1% of our total net revenue, respectively, consisted of net revenue from fund management, which are recurring in nature and provide highly predictable revenues, being less susceptible to market volatility. In addition, most of our products have long-term capital commitments and over 47.9% of our AUM is either perpetual or locked up for periods of over five years. Structured credit and private equity have formal lock-up policies, while one of our infrastructure funds is quasi-perpetual and our listed real estate funds are perpetual in nature. We believe the long-term nature of our capital commitments and fund management centricity of our revenues helped us create a truly resilient business model. For instance, during Brazil’s 2014 to 2017 economic recession, we were able to grow our AUM from R$18.3 billion to R$21.3 billion. In addition, we have remained resilient to fluctuations in economic conditions throughout the course of the COVID-19 pandemic, with total AUM of R$46.1 billion as of September 30, 2020, a 32.9% increase compared to total AUM of R$34.7 billion as of December 31, 2019, and total net revenue from services rendered of R$235.3 million in the nine months ended September 30, 2020, a 22.1% increase from total net revenue from services rendered of R$192.6 million in the nine months ended September 30, 2019.

We have a track record in creating long term client relationships across diversified and high quality distribution strategies, reinforcing our ability to benefit from ongoing demand shifts in the Brazilian asset management sector

Over our history of managing assets from third party investors, we have been able to build a sophisticated and high quality base of international limited partners within our private market strategies, working with a diverse range of institutional investors from all over the globe. We have built a very diverse client base and have been able to establish highly valuable client relationships, both in Brazil and globally.

We have developed a long-standing track record of scaled product innovation, enabling us to successfully fundraise and deploy capital and access new sources of investable assets

We have built a holistic investment platform supported by our seven strategies: private equity, infrastructure, credit, real estate, hedge funds, public equities, and investment products and solutions. In the last three years, we launched our third flagship growth equity private equity fund (Vinci Capital Partners III), launched our first pure infrastructure fund (FIP Transmissão or Vinci Infra II), and additional funds within our credit and real estate practice.

Within our illiquid strategies, in addition to our successful fundraising for new funds, we have also deployed the capital raised in attractive investment opportunities. Our team, comprised of seasoned and reputable investment professionals, has a proven ability to identify investment opportunities across different asset classes. For example, since 2019 we have successfully completed nine capital raises for new and existing real estate funds, totaling R$2.7 billion, highlighting the success of our funds and the continued demand for our products from investors.

We have also grown our liquid strategies significantly, especially since the end of the prior economic recession and the start in the decline of interest rates. Since 2018, we have expanded our liquid strategies AUM by 131.4%, more than tripling our AUM in public equities and growing rapidly in hedge funds and investment products and solutions. Our liquid AUM base was resilient to the economic downturn that started in 2014, and benefited sizably from the economic recovery. We expect the low interest rates environment to accelerate growth in our liquid strategies in the years ahead, as investor demand for our high value-added products increases with the diminished returns of fixed income products.

We are one of the pioneers in the adoption of responsible investment and ESG integration in our investment decision process in Brazil

We have been a PRI signatory since 2012, and based on the PRI data portal, in 2014 there were only 11 active investment manager signatories in Brazil. We have been evolving our ESG approach year over year, with important improvements on a regular basis. For instance, in 2014 we implemented our Responsible Investment Policy for private equity; in 2017 we engaged a specialized consulting company to develop our ESMS (ESG Management System) for private markets; in 2019 we engaged another ESG consulting company to develop our ESG Model for public markets. In both cases, we leveraged international and local best practices to develop our policies and approach, such as IFC Performance Standards, and the principles for responsible investments from PRI, among others. We are one of the only alternative asset managers in Brazil with an active private market dedicated strategy, through our VIR (Vinci Impact and Return) platform within our private equity segment. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint, through a build-to-suit solar power plant.

Our business is supported by a technologically advanced operational platform and cloud-based capabilities, enabling us to achieve economies of scale throughout our value chain and positioning our financial profile for sustained margin expansion and lower breakeven thresholds for new product launches

We have dedicated significant resources to developing our technologically advanced operational platform. Over time, we have been able to significantly improve our productivity and AUM capacity. For instance, due to investments in technology and operational capabilities, from 2014 to September 30, 2020, we have been able to more than double our AUM while keeping the number of employees mostly unchanged.

Similarly, such investments in technology and operational systems have allowed us to build a highly scalable and increasingly efficient platform. In the period from December 31, 2015 to September 30, 2020 (based on annualized data for the last twelve months ended September 30, 2020), we have been able to reduce non-compensation expenses per average AUM (calculated based on the average AUM at the beginning and end of each quarter) by 16.2 basis points from 0.29% to 0.13%, demonstrating our ability to significantly increase our AUM without incurring significant additional costs to support our expansion.

We utilize advanced operational systems to support our operations and the seamless execution of our strategy, and are constantly working to innovate and implement the latest technological advances into our business. For example, within our private equity practice, we have started a project to systematize and incorporate software to allow pipeline origination and tracking to be seamlessly integrated across operating platforms, mobile and at the office, and for information to be readily available and stored.

Similarly, we have also developed an investor relations platform and tools that enable us to enhance our ongoing interactions through a single area overseeing all internal and external support to profile and understand our limited partners’ requirements, developing and managing proprietary databases and segmentation of our limited partner base, further driving focus and efforts.

Highly experienced management and investment team supported by our unique partnership philosophy and corporate culture

Our most valuable assets are our people and culture. Our three founders have supported our growth since inception, and currently lead alongside 30 additional partners and a total of 205 professionals managing 261 active funds and investment vehicles as of September 30, 2020. The long-term vision of Vinci Partners is to be the best and most relevant Brazilian alternative investment platform combining capital and talent to build value for the clients.

We truly believe that “Partners are Clients, and Clients are Partners”, which is possible because our general partners typically invest alongside our clients, which become our limited partners. This unique approach capital management, based on ethics and experience and targeting superior long-term financial results, is only possible because of our strong set of company values, as outlined below:

•	believe in ethics as the best value in a relationship;

•	balance common sense with boldness;

•	be consistent in the search for results and in the relationship with clients and partners;

•	combine flexibility and creativity with structured processes;

•	act with entrepreneurship and with an owner’s mindset;

•	have discipline in the execution of tasks; and

•	be resilient when facing challenges.

Growth Strategies

Our goal is to consolidate our franchise as the leading independent asset manager in Brazil, combining capital and talent to build value for our clients. We will continue to approach our capital management in our own unique way, based on ethics and experience, targeting superior long-term financial results. To achieve this goal and seeking to continue as a fast-growing and profitable company, we have defined our key strategic priorities as follows:

Continue to focus on our core capabilities and expertise across high value-added strategies to take advantage of shifts in asset allocation Brazil

As leaders in high value add categories, we believe we are well-positioned to capture this shift of savings and customer flows from low yielding asset classes into value-added strategies, including equities and alternative investments. From December 2018 to September 30, 2020, we have substantially grown our assets under management by 95.1%, or by R$22.5 billion. We believe we are in a premier position to continue to benefit from this trend, as we will continue to leverage on our:

•	distinctive insights into in depth macro and micro economic knowledge and insights;

•	deep financial market expertise with strategies for different results and investment monetization;

•	complementary expertise of our team members leading to higher quality of investment decisions;

•	local presence and wide network creating differentiated deal sourcing;

•	broad financial structuring skills with different products and assets; and

•	in-house resources generating efficiency and proprietary solutions.

Seek to accelerate our fundraising activities, accessing new pockets of demand, expanding our wallet share across our client base and taking advantage of an increasing supply of private capital in the country

Since our inception, we have successfully launched funds across seven different strategies, allowing us to reach R$46.1 billion in AUM, as of September 30, 2020. We believe that our track-record of deploying capital at attractive rates of return for our investors and launching innovative strategies that cater to the investment demand of our client base will enable us to further enhance a robust fundraising pipeline. For example, within our private equity practice, we are in the process of raising our next fund, Vinci Impact and Return IV (VIR IV), which already had its first closing on October 29, 2020 and has raised R$265.8 million in Brazil through the date of this prospectus, and has obtained US$11.8 million (equivalent to R$66.6 million based on the commercial selling rate for U.S. dollars of R$5.6407 to US$1.00 as of September 30, 2020) of approved commitments from development finance institutions, or DFI. In total, Vinci is seeking to raise up to R$1.0 billion for the VIR IV strategy by March 2021. In addition, we already have planned what we expect to be our next flagship strategy fund, Vinci Capital Partners IV (VCP IV). We will continue to take advantage of the increased flow of assets to the private markets in the country. We expect the increase in investor demand for high value-added strategies, including private capital, represents a sizable opportunity for Vinci Partners.

Continue to develop innovative solutions for our clients, launching new funds and strategies across industry verticals that can be used to capture future increases in underlying demand factors

We believe a key pillar of our growth has been our ability to provide complementary investment strategies and to structure different types of investment funds that address the specific needs of our investor base. We have expanded our product offering to provide increasingly diversified opportunities for investors and a balanced business model that we believe benefits all of our stakeholders. Across each of our strategies, we will continue to develop new strategies and adapt to the increasingly dynamic search for yield and diversification from our client base.

Continue to strengthen our client relationships, developing innovative solutions based on our capabilities and expertise across high value-added asset classes

We will continue fostering our relationships with our clients through the following key pillars:

•	Commitment to excellence in investor relations practices, including solid and transparent communication with investors and high standards of risk management and governance;

•

Deepening relationships with our limited partners through our wide local and international network of 24 investor relations professionals and specialized teams clustered into geography and investor profile, as of September 30, 2020;

•

Increasing our global and local institutional investor outreach through partnerships with key origination channels, including developing joint ventures and increasing our access to digital self-directed and advisory channels with a greater emphasis on end-client visibility;

•

Maintaining a unique client approach dedicated to understanding the needs and objectives of our clients, especially under the new economic environment of low interest rates, in which we believe such understanding will be increasingly important in order to reach our clients with an appropriate product offering for their specific investment objectives;

•

Automation of our proprietary channels, including the development of our own digital solutions to offer an additional alternative to better reach and serve retail and lower-tier high net worth individuals through a self-service platform; and

•

Consolidating our brand as a category leader in alternative investments by continuing a close interactions with our distributors, organizing and participating in live broadcasts on social media channels, client events, maintaining close interactions with independent research houses, monitoring relationships with digital influencers and increasing our penetration in social media and networks.

Seek to penetrate new pockets of capital in the Brazilian market by investing across our different channels and strengthening our distribution capabilities, including digitizing access to our end customers

We will seek to accelerate our distribution efforts for certain of our liquid and illiquid strategies where applicable, taking advantage of the increased digitalization of distribution platforms and the disruption of traditional channels, increasing our sales team’s efforts to increase our presence in all available platforms, including:

•

Digital Distribution Platforms: Aiming to be present in all major digital distribution platforms. We have established relationships with 25 platforms as of September 30, 2020 and expect to continue to enhance our product offering across these platforms. We aim to be available in all major platforms with a range of Vinci Partners products, including certain illiquid strategies, where applicable, in addition to enhancing our brand awareness;

•

Banks and Multi-Family Offices: We aim to offer at least one product in all large banks (private bank, mass affluent and retail) and their insurance and pension platforms. Although not necessarily the case, usually the first step for these distribution agreements is through allocations from a bank’s fund of funds, but our end goal is to establish direct distribution of our products in partnership with the large financial institutions. We then expect that as our products continue to gain scale, we will be able to deploy additional strategies across these channels;

•

Research Houses: We expect to remain close to the main research houses to allow in-depth knowledge and visibility of our strategies, portfolio managers and investment products to potentially be recommended to their end-clients; and

•

Media and Digital Influencers: We will continue to increase our media exposure, both through general and specialized channels, while also enhancing key contact points in social networks, including through podcasts, live streams and through LinkedIn. We will also monitor selected digital influencers, in our effort to develop new ways for potential end-clients to get to know Vinci Partners and its products.

Position our platform for consolidation opportunities to integrate single manager or single strategy platforms into Vinci Partners

We believe there is a significant opportunity to support our organic growth through consolidation, complementing our platform with selective strategic and tactical acquisitions. We intend to remain highly disciplined in our development strategy to ensure that we are allocating management time and our capital in the most productive areas to foster growth opportunities. Our strategy will focus on opportunities that expand our scale in existing markets, add complementary capabilities, enhance distribution, or provide access to new markets. We have a strong track record of sourcing, executing and integrating transactions and team hires as well as incentivizing investment teams to align their interests with ours. We have developed a distinctive structure capable of integrating other funds or strategies seamlessly. We currently expect that any growth through acquisition would likely take the form of single fund or single strategy managers, specifically sourced to complement Vinci Partner’s product offering and capabilities.

Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, as well related to the business and industry of the companies in which our funds have investments, risks relating to Brazil and risks relating to the offering and our Class A common shares. The following discussion summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Business and Industry

•	Adverse market and economic conditions could reduce the value or performance of our funds.

Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, trade barriers and trade tension, commodity prices, currency exchange rates and controls and national and international political circumstances. Future market conditions may be less favorable compared to current and historical market conditions and we could suffer a decrease in our performance and management fees, and a decrease in investment income we earn from our proprietary investments.

•	Fluctuations in interest rates, exchange rates and benchmark indices could have an adverse effect on us.

Certain of our funding costs and the returns on certain of our investment funds are tied to certain interest rate indices or other benchmark indices, such as the Brazilian long-term interest rate, or TJLP, the CDI Rate, the SELIC rate, certain inflation indices and certain B3 indices. In addition, carrying costs and the returns on certain of our investment funds based in the United States are tied to or denominated in U.S. dollars, exposing us to risks associated with fluctuations in rate of exchange of U.S. dollars for reais. We may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, with a consequent adverse effect on our business, financial condition and results of operations.

•	Substantial and increasingly intense competition within our industry may harm our business.

The financial services market is highly competitive. Many of our competitors may have substantially greater resources than we do. These competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. Competition could cause us to reduce the performance and management fees and financial services advisory fees we charge for our services and could also result in a loss of existing clients, and greater difficulty in attracting new clients.

•	We may not be able to keep pace with rapid developments in our industry.

The financial services market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. There can be no assurance that we will have the funds available to maintain the levels of investment required to support our projects, and if we are unable to develop, adapt to or take advantage of technological changes or evolving industry standards, our business, financial condition and results of operations could be materially adversely affected.

•	We have identified material weaknesses in our internal control over financial reporting.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2019, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2019. The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC. We are in the process of adopting a remediation plan to improve our internal control over financial reporting, but there is no assurance that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.

Risks Relating to Brazil

•	We could be adversely affected by a protracted economic downturn caused by the COVID-19 pandemic.

Our portfolio investments and our business could be materially and adversely affected by the risks related to health crises such as the COVID-19 pandemic. The ultimate extent of the impact of the COVID-19 pandemic or other health crisis, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain, and could also have the effect of heightening many of the other risks to which we are subject.

•	The Brazilian federal government has exercised significant influence over the Brazilian economy.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors.

•	Economic uncertainty and political instability in Brazil may harm us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. Ongoing political uncertainty could harm the Brazilian economy and, consequently, our business and the value of our investments, and could adversely affect our financial condition, results of operations and the price of our Class A common shares.

Risks Relating to the Offering and our Class A Common Shares

•	There is no assurance that a market will develop for our Class A common shares.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, you may have difficulty selling any of our Class A common shares that you buy.

•	The concentration of our ownership and voting power with Gilberto Sayão da Silva limits your ability to influence corporate matters.

Immediately following this offering, Gilberto Sayão da Silva will control our company through his beneficial ownership of all of our outstanding Class B common shares, representing 77.9% of the combined voting power of our issued share capital (or 77.0% if the underwriters’ option to purchase additional Class A common shares is exercised in full). So long as Mr. Sayão da Silva beneficially owns a sufficient number of Class B common shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions.

•	As a Cayman Islands exempted company with limited liability, the rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company, whereas under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Recent Developments

Vinci Energia Capital Raising

In January 2021, we concluded a capital raising for Vinci Energia (VIGT) through a follow-on offering of quotas, in the total amount of R$415 million.

Nine Months Dividend

Subsequent to September 30, 2020, Vinci Partners Brazil declared, made provisions for the payment of, and partially paid dividends related to earnings through the eleven months ended November 30, 2020, totaling R$141.3 million. Of this amount, R$117.0 million were related to earnings for the nine months ended September 30, 2020, or the nine months dividend. In addition, Vinci Partners is expected to declare, and make provisions for, the payment of dividends related to earnings for the month of December 2020, prior to the consummation of this offering. The majority of the dividend declared in relation to earnings or retained earnings through December 30, 2020 is expected to be distributed to the former quotaholders of Vinci Partners Brazil by the end of the first quarter 2021, and investors purchasing Class A common shares in this offering will not be entitled to receive any portion of this dividend. See “Dividends and Dividend Policy.”

VIR IV Fund

On October 14, 2020 Vinci Partners firmed a commitment with its latest fund, Vinci Impact and Return IV (VIR IV) pursuant to which Vinci Partners subscribed to quotas in the total amount R$6.8 million as committed capital that will be requested by the VIR IV fund during its investment period. The VIR IV fund strategy is to acquire minority shareholdings in small and medium enterprises in Brazil aiming to generate favorable financial returns and quantifiable ESG impacts. The VIR IV fund already has already closed funding rounds of approved commitments from development finance institutions, raising R$761.8 million in Brazil through the date of this prospectus. Vinci Partners is seeking to raise up to R$1.0 billion for the VIR IV strategy by March 2021.

VILG Fund

In January 2021, Vinci Partners launched a follow-on offering for its listed real estate fund, VILG. Vinci Partners is seeking to raise between R$400 million and R$480 million for this fund by February 2021.

Termination of Revenue-Sharing Agreement with Gas Investimentos

In December 2020, Vinci Partners terminated its revenue-sharing agreement with Gas Investimentos, which had been signed in 2010 in the context of the association with Gas Investimentos. We expect that this termination will begin to generate a positive impact on revenue from services rendered in our Public Equities strategy starting in January 2021. In December 2020, former partners of Gas Investimentos redeemed approximately R$2.8 billion of AUM from this strategy (which represents between 23.9% to 23.7% of the estimated AUM in our public equities strategy as of December 31, 2020, and which had generated lower management fees and performances fees in comparison to the remaining balance of our AUM) opening up additional capacity for Vinci Partners to raise AUM with higher fees within our public equities strategy. The former partners of Gas Investimentos represent less than 1.5% of the estimated AUM in our public equities strategy as of December 31, 2020.

AUM Growth

Our AUM is expected to be between R$ 47.3 billion and R$ 47.8 billion as of December 31, 2020, an increase of between 36.5% and 37.8% compared to AUM as of December 31, 2019, respectively and an increase of between 2.5% and 3.6% compared to AUM as of September 30, 2020. AUM increased primarily due to new net inflows and due to appreciation in the market value of assets in our investment products and solutions strategy and public equities strategy.

	For the Year Ended December 31, 2020
	Low	High
	(estimated) R$ in millions
AUM at period end—Consolidated	47,286.3	47,761.5
AUM at period end—Aggregate of Segment AUM (1)	49,670.2	50,169.4
Public Equities	11,720.3	11,838.1
Investment Products and solutions	16,347.4	16,511.7
Private equity	10,695.1	10,802.5
Real estate	4,524.2	4,569.6
Hedge funds	2,506.7	2,531.9
Credit	2,351.6	2,375.2

(1)

The AUM for each segment may include double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

Preliminary Results for the Year Ended December 31, 2020

Our financial results for the year ended December 31, 2020 are not yet finalized. The following information reflects our preliminary results for the indicated periods. We have provided ranges, rather than specific amounts, because these results are preliminary and subject to change.

Total net revenue from services rendered for the year ended December 31, 2020 is expected to be between R$328.0 million and R$351.8 million, an increase of between 10.5% and 18.6 % as compared to the year ended December 31, 2019, primarily due to increases management fees and in advisory fees that were offset in part by a decrease in performance fees.

Operating profit for the year ended December 31, 2020 is expected to be between R$208.1 million and R$223.2 million, an increase of between 13.4% and 21.7% as compared to the year ended December 31, 2019, primarily due to an increase in net revenue from services rendered at a higher rate than the increase in operating expenses.

Adjusted fee related earnings, or Adjusted FRE (as defined and further explained below), a non-GAAP financial measure, for the year ended December 31, 2020 is expected to be between R$146.5 million and R$158.9 million, an increase of between 49.3% and 61.9% as compared to the year ended December 31, 2019.

Profit for the year ended December 31, 2020 is expected to be between R$163.2 million and R$175.1 million, an increase of between 4.9% and 12.5% as compared to the year ended December 31, 2019.

Adjusted Distributable Earnings (as defined and further explained below), a non-GAAP financial measure, for the year ended December 31, 2020 is expected to be between R$117.2 million and R$128.1 million, an increase of between 20.0% and 31.2% as compared to the year ended December 31, 2019.

Reconciliation of Adjusted FRE to operating profit and Adjusted Distributable Earnings to Profit for the Period

Adjusted FRE and Adjusted Distributable Earnings are non-GAAP measures. In addition to the reconciliation tables provided below, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures” for further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures.

	For the Year Ended December 31, 2020
	Low	High
	(estimated) R$ in thousands
Operating profit	208,099	223,195
(-) Net revenue from realized performance fees	(27,583)	(29,584)
(-) Net revenue from unrealized performance fees	(9,571)	(10,265)
(+) Compensation allocated in relation to performance fees	6,041	6,041
FRE	176,987	189,387
(-) Dividends to Partners, excluding performance fee-related dividends	30,474	30,474
Adjusted FRE	146,513	158,913
Profit for the period	163,234	175,074
(-) Net revenue from unrealized performance fees	(9,571)	(10,265)
(+) Income tax from unrealized performance fees	1,104	1,184
(+) Compensation allocated in relation to unrealized performance fees	1,074	1,074
(-) Unrealized gain from investment income	(5,992)	(6,426)
(+) Income taxes on unrealized gain from investment income	2,037	2,185
Distributable Earnings	151,886	162,826
(-) Dividends to Partners, excluding unrealized performance fee-related dividends	(34,737)	(34,737)
Adjusted Distributable Earnings	117,149	128,089

Cautionary Statement Regarding Preliminary Results

The results for the year ended December 31, 2020, including the non-GAAP measures referred to above, are preliminary, unaudited and subject to completion, reflect our management’s current views and may change as a result of our management’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. While the preliminary results have been prepared in good faith and based on information available at the time of preparation, no assurance can be made that actual results will not change as a result of our management’s review of results and other factors. Such preliminary results for the year ended December 31, 2020 are subject to finalization and closing of our accounting books and records (which have yet to be performed) and should not be viewed as a substitute for full year end or fourth quarter financial statements prepared in accordance with IFRS. The preliminary results depend on several factors, including weaknesses in our internal controls and financial reporting process (as described under “Risk Factors”)

and our ability to timely and accurately report our financial results in the context of our corporate reorganization, the Contribution (as defined below) and this offering. For more information regarding factors that could cause actual results to differ from those described above, please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”. There can be no assurance that the underlying assumptions or estimates will be realized; in particular, while we do not expect that our estimated preliminary results will differ materially from our actual results for the year ended December 31, 2020, we cannot assure you that our estimated preliminary results for the year ended December 31, 2020 will be indicative of our financial results for future periods. As a result, the preliminary results cannot necessarily be considered predictive of actual operating results for the periods described above, and this information should not be relied on as such. You should read this information together with the sections of this prospectus entitled “Selected Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and unaudited interim consolidated financial statements, in each case included elsewhere in this prospectus.

The preliminary results included in this prospectus have been prepared by, and are the responsibility of, Vinci Partners’ management. PricewaterhouseCoopers Auditores Independentes has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial data contained in these preliminary results. Accordingly, PricewaterhouseCoopers Auditores Independentes does not express an opinion or any other form of assurance with respect thereto. PricewaterhourseCoopers Auditores Independentes does not assume any responsibility for the preliminary results. The report of PricewaterhouseCoopers Auditores Independentes included elsewhere in this prospectus relates to the historical financial information of Vinci Partners Brazil. Such report does not extend to the preliminary results and should not be read to do so.

By including in this prospectus a summary of certain preliminary results regarding our financial and operating results, no representation is made regarding our ultimate performance compared to the information contained in the preliminary results and our actual results may materially differ from those described above and we do not undertake any obligation, unless required by applicable law to update or otherwise revise the preliminary results set forth herein to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

Our Corporate Structure

Our Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on September 21, 2020 for purposes of effectuating our initial public offering. Prior to this offering, all of the quotaholders of Vinci Partners Brazil, held, directly or indirectly, 8,730,000 quotas of Vinci Partners Brazil which are all of the quotas of Vinci Partners Brazil, our Brazilian principal holding company whose consolidated financial statements are included elsewhere in this prospectus.

Prior to this offering, all of the quotaholders of Vinci Brazil have contributed the entirety of their quotas in Vinci Partners Brazil to us. In return for this contribution, we have issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Partners Brazil, in each case in a one-to-4.77 exchange for the quotas of Vinci Partners Brazil contributed to us, or the Contribution. Until the Contribution, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of 55,515,574 common shares issued and outstanding immediately following this offering,

14,466,239 of these shares will be Class B common shares beneficially owned by Gilberto Sayão da Silva, and 41,049,335 of these shares will be Class A common shares beneficially owned by the other former quotaholders of Vinci Partners Brazil and the investors purchasing in this offering. See “Principal Shareholders.”

Our Corporate Structure

Our group is currently composed of 11 main companies, nine of which are incorporated in Brazil and two of which are incorporated in other countries. Our material operating subsidiaries are: Vinci Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Capital Gestora de Recursos Ltda., Vinci Assessoria Financeira Ltda., Vinci Gestão de Patrimônio Ltda., Vinci Real Estate Gestora de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda. and Vinci GGN Gestão de Recursos Ltda. The following chart shows our simplified corporate structure, after giving effect to our corporate reorganization, the Contribution and this offering:

Corporate Information

Our principal executive offices are located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002. Our telephone number at this address is +55 (21) 2159-6240.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.vincipartners.com. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during the last fiscal year of Vinci Partners Brazil, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our Class A common shares held by non-affiliates or issue more than US$1.07 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our consolidated financial statements.

Issuer	Vinci Partners Investments Ltd.

Class A common shares offered by us	13,873,474 Class A common shares (or 15,954,495 Class A common shares if the underwriters exercise in full their option to purchase additional shares).

Offering price range	Between US$16.00 and US$18.00 per Class A common share.

Voting rights	The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share.

Each Class B common share may be converted into one Class A common share at the option of the holder.

If, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total aggregate number of common shares outstanding, then each Class B common share will convert automatically into one Class A common share.

In addition, each Class B common share will convert automatically into one Class A common share upon (1) any transfer, except for certain transfers to certain affiliates of Mr. Sayão da Silva as described under “Description of Share Capital—Conversion,” and (2) the death or permanent disability of Mr. Sayão da Silva.

Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law and subject to certain exceptions set forth in our amended and restated memorandum and articles of association dated January 15, 2021, or the Articles of Association, as described under “Description of Share Capital—Voting Rights.”

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, (1) holders of Class A common shares will hold approximately 22.1% of the combined voting power of our outstanding common shares and approximately 73.9% of our total equity ownership and (2) Gilberto Sayão da Silva, as the only holder of our Class B common shares will hold approximately 77.9% of the combined voting power of our outstanding common shares and approximately 26.1% of our total equity ownership.

If the underwriters exercise their option to purchase additional shares in full, (1) holders of Class A common shares will hold approximately 23.0% of the combined voting power of our outstanding common shares and approximately 74.9% of our total equity ownership and (2) Gilberto Sayão da Silva, as the only holder of our Class B common shares will hold approximately 77.0% of the combined voting power of our outstanding common shares and approximately 25.1% of our total equity ownership.

The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to voting, conversion, and transfer restrictions applicable to the Class B common shares, as described above. In addition, each holder of our Class B common shares (i) has certain conversion rights, and (ii) is entitled to preemptive rights to purchase additional Class B common shares, in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain such holder’s proportional ownership interest in us. Moreover, the Class B common shares shall not be listed for public trading. See “Description of Share Capital” for a description of the material terms of our common shares, and the differences between our Class A and Class B common shares.

Option to purchase additional Class A common shares	We have granted the underwriters the right to purchase up to an additional 2,081,021 Class A common shares within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Listing	We intend to apply to list our Class A common shares on the Nasdaq, under the symbol “VINP.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately US$216.0 million (or US$248.9 million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering (1) to fund investments in our own products alongside our investors; (2) to pursue opportunities for strategic transactions; and (3) for other general corporate purposes. See “Use of Proceeds.”

Share capital before and after offering

As of the date of this prospectus, our authorized share capital is US$ 50,000, consisting of 1,000,000,000 shares of par value US$ 0.00005 each, after giving effect to the Contribution. Of those authorized shares, (1) 500,000,000 are designated as Class A common shares; (2) 250,000,000 are designated as Class B common shares

(which may be converted into Class A common shares in the manner contemplated in our Articles of Association); and (3) 250,000,000 are as yet undesignated and shall have the rights as our board of directors may determine from time to time in accordance with Arcticle 4 of our Articles of Association.

Immediately after this offering, we will have 55,515,574 Class A common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.

Dividend policy	We intend to pay semi-annual cash dividends on our common shares initially at an amount equal to at least 50% of our Distributable Earnings (as defined under “Summary Financial Information”). We do not have a legal obligation to pay a semi-annual dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends. See “Dividends and Dividend Policy.”

Liquidity Restrictions on Pre-IPO Quotaholders	In connection with this offering and the Contribution as described under “Summary—Our Corporate Reorganization,” the pre-IPO quotaholders of Vinci Brazil have agreed to certain liquidity restrictions in respect of the Class A common shares and Class B common shares that they receive in exchange for the Contribution, with such such shares being subject to restrictions on transfer through the fifth anniversary of the date of this prospectus. See “Class A Common Shares Eligible for Future Sale—Liquidity Restrictions on Pre-IPO Quotaholders.”

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Our directors and executive officers have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

Cayman Islands exempted company with limited liability	We are a Cayman Islands exempted company with limited liability. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting; provided that such disclosure does not modify the duty of interested directors to act bona fide in the best interests of the Company. In comparison, under the Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its stockholders comprised of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interests of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Unless otherwise indicated, all information contained in this prospectus:

•	assumes the implementation of the Contribution, applied retroactively to all of the figures herein setting forth the number of our common shares and per common share data; and

•	assumes no exercise of the option granted to the underwriters to purchase up to additional 2,081,021 Class A common shares in connection with this offering.

The number of Class A and Class B common shares to be outstanding after this offering is based on 41,642,100 common shares outstanding as of December 31, 2020 (after giving effect to the Contribution) and excludes 1,197,210 Class A common shares that may be issued following this offering under our Long-Term Incentive Plan. See “Management—Long-Term Incentive Plan.”

SUMMARY FINANCIAL INFORMATION

The following tables set forth, for the periods and as of the dates indicated, our summary financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The summary financial information has been derived from the unaudited interim consolidated financial statements of Vinci Partners Brazil as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019, included elsewhere in this prospectus, prepared in accordance with International Financial Reporting Standard IAS No. 34 “Interim Financial Reporting,” or IAS 34 and from the audited consolidated financial statements of Vinci Partners Brazil as of and for the years ended December 31, 2019 and 2018, included elsewhere in this prospectus, prepared in accordance with IFRS, as issued by the IASB.

Income Statement Data

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018
	US$ (1)	R$		(US$) (1)	(R$)
	(in thousands, except percentages)
Total gross revenue from services rendered	44,093	248,715	201,839	55,151	311,093	180,337
Total net revenue from services rendered	41,711	235,280	192,629	52,603	296,717	172,204
Net revenue from fund management	34,613	195,241	167,493	39,677	223,808	146,551
Net revenue from realized performance fees	2,165	12,212	7,480	8,146	45,949	6,042
Net revenue from unrealized performance fees	895	5,046	7,068	2,849	16,071	—
Net revenue from advisory	4,039	22,781	10,588	1,930	10,889	19,611
Personnel expenses and profit sharing	(9,016)	(50,856)	(42,259)	(11,087)	(62,536)	(44,193)
Other general and administrative expenses	(5,942)	(33,519)	(36,910)	(8,997)	(50,751)	(46,562)
Operating profit	26,753	150,905	113,460	32,519	183,430	81,449
Investment income	885	4,990	16,048	3,589	20,244	7,464
Realized gain from investment income	392	2,211	1,895	1,574	8,876	2,355
Unrealized gain from investment income	493	2,779	14,153	2,015	11,368	5,109
Other financial income	156	879	690	163	917	1,259
Finance costs	(1,705)	(9,617)	(9,261)	(2,212)	(12,476)	(12,472)
Profit before income taxes	26,088	147,157	120,937	34,059	192,115	77,700
Income taxes	(5,381)	(30,354)	(25,202)	(6,468)	(36,483)	(21,022)
Profit for the year	20,707	116,803	95,735	27,591	155,632	56,678
Net profit margin (%)	49.6%	49.6%	49.7%	52.5%	52.5%	32.9%
Adjusted Profit for the year (2)	16,183	91,281	68,846	20,155	113,688	33,950
Adjusted Profit Margin (%) (2)	38.8%	38.8%	35.7%	38.3%	38.3%	19.7%

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2020 and for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Adjusted Profit for the year and Adjusted Profit Margin are non-GAAP financial measures that we present for the convenience of investors. See “—Non-GAAP Financial Measures” for a reconciliation of these measures to their nearest GAAP measure and “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures” for further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures.

Balance Sheet Data

	As of September 30,		As of December 31,
	2020	2020	2019	2019	2018
	US$ (1)	R$	(US$) (1)	(R$)
	(in thousands)
Assets
Total current assets	28,367	160,012	27,898	157,364	75,277
Total non-current assets	28,215	159,154	27,374	154,408	126,970
Total assets	56,583	319,166	55,272	311,772	202,247
Liabilities and equity
Total current liabilities	15,710	88,613	18,256	102,978	44,671
Total non-current liabilities	16,596	93,614	16,677	94,069	89,510
Total liabilities	32,306	182,227	34,933	197,047	134,181
Total equity	24,277	136,939	20,339	114,725	68,066
Total liabilities and equity	56,583	319,166	55,272	311,772	202,247

(1)

For convenience purposes only, amounts in reais as of September 30, 2020 and December 31, 2019, have been translated to U.S. dollars using an exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Non-GAAP Financial Measures

This prospectus presents our FRE, FRE Margin, Adjusted FRE, Adjusted FRE Margin, PRE, Adjusted PRE, Distributable Earnings, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year and Net Revenue from Fund Management and Advisory as well as Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, and Dividends to Partners excluding unrealized performance fee-related dividends (each as explained in the footnotes to the table below), which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018
	US$ (1)	R$		(US$) (1)	(R$)
	(in thousands)
Operating profit	26,753	150,905	113,460	32,519	183,430	81,449
(-) Net revenue from realized performance fees	(2,165)	(12,212)	(7,480)	(8,146)	(45,949)	(6,042)
(-) Net revenue from unrealized performance fees	(895)	(5,046)	(7,068)	(2,849)	(16,071)	—
(+) Compensation allocated in relation to performance fees	385	2,173	862	548	3,091	239

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018
	US$ (1)	R$		(US$) (1)	(R$)
	(in thousands)
FRE (2)	24,079	135,820	99,774	22,072	124,501	75,646
(-) Dividends to Partners, excluding performance fee-related dividends (3)	(3,906)	(22,034)	(22,969)	(4,674)	(26,365)	(21,157)
Adjusted FRE (2)	20,172	113,786	76,805	17,398	98,136	54,488
Operating profit	26,753	150,905	113,460	32,519	183,430	81,449
(-) Net revenue from fund management	(34,613)	(195,241)	(167,493)	(39,677)	(223,808)	(146,551)
(-) Net revenue from advisory	(4,039)	(22,781)	(10,588)	(1,930)	(10,889)	(19,611)
(+) Personnel expenses and profit sharing	9,016	50,856	42,259	11,087	62,536	44,193
(+) Other general and administrative expenses	5,942	33,519	36,910	8,997	50,751	46,562
(-) Compensation allocated in relation to performance fees	(385)	(2,173)	(862)	(548)	(3,091)	(239)
PRE (4)	2,674	15,085	13,686	10,447	58,929	5,803
(-) Dividends to Partners related to performance fees (3)	(618)	(3,488)	(3,920)	(2,762)	(15,579)	(1,571)
Adjusted PRE (4)	2,056	11,597	9,766	7,685	43,350	4,232
Profit for the year	20,707	116,803	95,735	27,591	155,632	56,678
(-) Net revenue from unrealized performance fees	(895)	(5,046)	(7,068)	(2,849)	(16,071)	—
(+) Income tax from unrealized performance fees	103	582	815	329	1,853	—
(+) Compensation allocated in relation to unrealized performance fees	72	405	601	229	1,289	—
(-) Unrealized gain from investment income	(493)	(2,779)	(14,153)	(2,015)	(11,368)	(5,109)
(+) Income taxes on unrealized gain from investment income	168	945	4,812	685	3,865	1,737
Distributable Earnings (5)	19,662	110,910	80,742	23,969	135,200	53,306
(-) Dividends to Partners, excluding unrealized performance fee-related dividends (3)	(4,271)	(24,094)	(24,989)	(6,655)	(37,538)	(22,728)
Adjusted Distributable Earnings (5)	15,391	86,816	55,753	17,314	97,662	30,578
Profit for the year	20,707	116,803	95,735	27,591	155,632	56,678
(-) Dividends to Partners (3)	(4,525)	(25,522)	(26,889)	(7,436)	(41,944)	(22,728)
Adjusted Profit for the year (6)	16,183	91,281	68,846	20,155	113,688	33,950
Total net revenue from services rendered	41,711	235,280	192,629	52,603	296,717	172,204
(-) Net revenue from realized performance fees	(2,165)	(12,212)	(7,480)	(8,146)	(45,949)	(6,042)
(-) Net revenue from unrealized performance fees	(895)	(5,046)	(7,068)	(2,849)	(16,071)	—
Net Revenue from Fund Management and Advisory (7)	38,652	218,022	178,081	41,608	234,697	166,162

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2020 and for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees. Adjusted FRE is calculated as FRE, less Dividends to Partners, excluding performance fee-related dividends.

(3)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations—Partner Dividends” and “Dividends and Dividend Policy” regarding our historical practice for distributing dividends to our partners. Dividends to partners, or Dividends to Partners, represents a portion of total dividends distributed or declared for distribution by Vinci Partners, related to management fees or performance fees. As set forth in the table above, (a) Dividends to Partners related to performance fees are those dividends that are distributed or declared for distribution to partners in connection with performance related to fund outcomes above their respective benchmarks, (b) Dividends to Partners, excluding performance fee-related dividends are those dividends distributed or declared for distribution to partners other than those related to performance fees, and (c) Dividends to Partners, excluding unrealized performance fee-related dividends are dividends that are distributed or declared for distribution to partners other than dividends for which performance fees are not yet recognized as realized performance fee-related dividends under the relevant accounting criteria (i.e., it is not yet highly probable that the amount of revenue related to such fees will not be changed in the income statement). The following table presents a reconciliation of each of Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, Dividends to Partners, excluding unrealized performance fee-related dividends and Dividends to Partners to the amount of dividends we report in our financial statements.

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018
	US$ (a)	R$	R$	(US$) (a)	(R$)
	(in thousands)
Dividends paid	23,017	129,832	60,771	13,514	76,226	45,885
(-) Dividends not related to management fees or performance fees (b)	(18,492)	(104,310)	(33,882)	(6,078)	(34,282)	(23,157)
Dividends to Partners	4,525	25,522	26,889	7,436	41,944	22,728
Dividends to Partners	4,525	25,522	26,889	7,436	41,944	22,728
(-) Management fee-related dividends (c)	(3,906)	(22,034)	(22,969)	(4,674)	(26,365)	(21,157)
Dividends to Partners related to performance fees	618	3,488	3,920	2,762	15,579	1,571
Dividends to Partners	4,525	25,522	26,889	7,436	41,944	22,728
(-) Dividends to Partners related to performance fees dividends	(618)	(3,488)	(3,920)	(2,762)	(15,579)	(1,571)
Dividends to Partners, excluding performance fee-related dividends	3,906	22,034	22,969	4,674	26,365	21,157
Dividends to Partners	4,525	25,522	26,889	7,436	41,944	22,728
(-) Unrealized performance fee-related dividends	(253)	(1,428)	(1,900)	(781)	(4,406)	—
Dividends to Partners, excluding unrealized performance fee-related dividends	4,271	24,094	24,989	6,655	37,538	22,728

(a)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2020 and for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(b)	Dividends not related to management fees or performance fees are dividends paid to our partners in relation to their participation in the company.
(c)	Management fee-related dividends are the share of our total Dividends to Partners calculated based on the level of net revenue from fund management and from financial advisory services.
(4)

Performance related earnings, or PRE, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) net revenue from advisory, plus (c) personnel expenses and profit sharing, plus (d) other general and administrative expenses, less (e) compensation allocated in relation to performance fees. Adjusted performance related earnings, or Adjusted PRE, is calculated as PRE, less Dividends to Partners related to performance fees.

(5)

Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income. Adjusted Distributable Earnings, or Adjusted Distributable Earnings, is calculated as Distributable Earnings, less Dividends to Partners, excluding unrealized performance fee-related dividends.

(6)

Adjusted Profit for the year is a performance measure that we use to assess the performance of our business and that we present to provide investors and analysts with information regarding the net results of our business, excluding Dividends to Partners. We calculate Adjusted Profit for the year as profit for the year, less Dividends to Partners.

(7)

Net Revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as total net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

RISK FACTORS

An investment in our Class A common shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before purchasing our Class A common shares. In particular, you should consider the risks related to an investment in companies operating in Brazil, for which we have included information in these risk factors to the extent that information is publicly available. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil, involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our audited consolidated financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Certain Risks Relating to Our Business and Industry

The COVID-19 pandemic and other actual or potential epidemics, pandemics, outbreaks, or other public health crises, may have an adverse impact on our investment portfolio and consequently our business and financial condition.

Our portfolio investments and our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. Reflecting this, the COVID-19 pandemic has caused the levels of equity and other financial markets to decline sharply and to become volatile since the onset of the impacts of COVID-19, and the market volatility resulting from the COVID-19 pandemic caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.

The COVID-19 pandemic and government measures taken in response thereto has caused disruptions in our funds’ portfolio companies’ businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil lasting over three months. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements and longer-term trends in demand for the type and size of office space. These factors have adversely impacted certain of the companies in our investment portfolio and severely disrupted operations and economic conditions generally. In addition, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our AUM, and could result in additional fluctuations in our AUM depending on the severity and extent of the ongoing pandemic.

The ultimate extent of the impact of COVID-19 or any other epidemic, pandemic or other health crisis, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted with any certainty, which future developments could include new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Difficult market and economic conditions can adversely affect our business in many ways, including by reducing the value or performance of the investments that we manage or by reducing the ability of our funds to raise or deploy capital, each of which could negatively impact our net income and cash flow and adversely affect our financial prospects and condition.

Our business and the businesses of the companies in which our funds invest are materially affected by financial markets and economic conditions or events throughout the world, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers and trade tension (including between the United States and China), commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts or security operations). Future market conditions may be less favorable compared to current and historical market conditions. Adverse conditions in financial markets and the economy can adversely impact our results of operations and financial condition by decreasing our AUM (both directly through a decline in market value or through clients withdrawing investments) and thereby decrease our performance and management fees, as well as by decreasing the investment income we earn from our proprietary investments.

Fluctuations in financial markets and economic conditions are outside our control and may affect the level and volatility of securities prices and liquidity and as a result, the value of our investments and our financial results. In addition, we may not be able to or may choose not to manage our exposure to these conditions and/or events. If not otherwise offset, declines in the equity, commodity and debt in the markets would likely cause us to write down our investments and the investments of our funds. Our profitability may also be materially and adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in net income relating to a downturn in market and economic conditions.

Unfavorable market and economic conditions may reduce opportunities for our funds to make, exit and realize value from their investments. Challenging market and economic conditions, including those caused by changes in tax laws and other regulatory restrictions, may make it difficult for us to find suitable investments for our funds or secure financing for investments on attractive terms. Such conditions may also result in reduced opportunities for our funds to exit and realize value from their existing investments and lower-than-expected returns on existing investments. Throughout our history, we have exited our portfolio companies through a combination of routes, including selling to strategic buyers, carrying out sponsor to sponsor transactions and through public market exits, including through initial public offerings, or IPOs, and reverse mergers into listed companies. In challenging equity markets, our funds may experience greater difficulty in realizing value from investments. In addition, when financing is not available or becomes too costly, it is difficult for potential buyers to raise sufficient capital to purchase our funds’ investments. Consequently, we may earn lower-than-expected returns on investments, which could cause us to realize diminished or no performance fees, which are typically determined by reference to performance in excess of one or more specified benchmarks.

We generally raise capital for a successor fund following the substantial and successful deployment of capital from the existing fund. In the event of poor performance by existing funds, our ability to raise new funds is impaired. Our fundraising may also be negatively impacted by any change in or rebalancing of fund investors’ asset allocation policies. During periods of unfavorable fundraising conditions, fund investors may negotiate for lower fees, different fee sharing arrangements for transaction or other fees, and other concessions. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior funds we have managed. Our current funds, including all our recent private equity funds, have performance hurdles, which require us to generate a specified return on investment prior to our right to receive performance fees. This requirement will likely be in all our future funds, and the hurdle rate could increase for our future funds. In addition, successor funds raised by us when such unfavorable circumstances exist would also likely result in smaller funds than our comparable predecessor funds. Fund investors may also seek to redeploy capital away from certain of our credit or other non-private equity investment vehicles, which permit redemptions on relatively short notice, in order to meet liquidity needs or invest in other asset classes or with other managers. Any of these developments could materially and adversely affect our future revenues, net income, cash flow, financial condition or ability to retain our employees.

During periods of difficult market or economic conditions or slowdowns (which may occur across one or more industries, sectors or geographies), companies or assets in which we have invested may experience decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. These companies may also have difficulty in expanding their businesses and operations or be unable to meet their debt service obligations or pay other expenses as they become due, including amounts payable to us. Negative financial results in our funds’ portfolio companies may result in lower investment returns for our investment funds, which could materially and adversely affect our operating results and cash flow. To the extent the operating performance of such portfolio companies (as well as valuation multiples) deteriorate or do not improve, our funds may sell those assets at values that are less than we projected or even at a loss, thereby significantly affecting those funds’ performance and consequently our operating results and cash flow and resulting in lower or no performance fees being paid to us. Adverse conditions may also increase the risk of default with respect to private equity, credit and other investments that we manage or the abandonment or foreclosure of our real asset investments. Even if economic and market conditions do improve broadly, adverse conditions in particular sectors may also cause our performance to suffer. In addition, low interest rates related to monetary stimulus, economic stagnation or deflation may negatively impact expected returns on all types of investments as the demand for relatively higher return assets increases and the supply decreases. As a result, adverse conditions in financial markets as described above, as well as lower level of transaction activities involving our funds’ investments, which can be unpredictable and outside our control, may negatively impact both the frequency and size of fees generated by our business.

Our performance is subject to the risks of the industries and businesses in which the portfolio companies of our investment funds operate.

Our performance directly ties-in to the payment of fund management and performance fees by our investment funds, which, in turn, are subject to a number of risks inherent to their operations and also to the risk of the businesses and industries in which the portfolio companies of such investment funds operate, as well as advisory fees for financial advisory services, which are subject to transaction closings and realization of IPOs advised by Vinci Partners. Some of these industries are particularly noteworthy for the inherent risks therewith associated, such as infrastructure and real estate. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in the average occupancy and room rates for hotel properties, operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war and other factors that are beyond our control. In addition, the acquisition of direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, is subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, the investment in energy, manufacturing, transportation, water and sanitation, mining and other infrastructure capital-intensive projects, as well as the development and operation of assets associated with real estate and certain other assets, may expose our investment funds, and, consequently, us, to increased environmental liabilities that are inherent in the ownership of such assets, which under the applicable laws may be imposed regardless of fault.

Changes in the debt financing markets may negatively impact the ability of our investment funds’ portfolio companies and strategies pursued with our balance sheet assets to obtain attractive financing for their investments or to refinance existing debt and may increase the cost of such financing or refinancing if it is obtained, which could lead to lower-yielding investments and potentially decrease our net income.

In the event that our portfolio companies regularly utilize the corporate debt markets in order to obtain financing for their operations, to the extent that credit markets render such financing difficult to obtain or more expensive, this may negatively impact the operating performance of those portfolio companies and, therefore, the investment returns on our funds. In addition, to the extent that conditions in the credit markets impair the ability of our portfolio companies to refinance or extend maturities on their outstanding debt, either on favorable terms or at all, the operating performance of those portfolio companies may be negatively impacted, which could impair the value of our investment in those portfolio companies and lead to a decrease in the investment income earned by us. In some cases, the inability of our portfolio companies to refinance or extend maturities may result in the inability of those companies to repay debt at maturity or pay interests when due, and may cause the companies to sell assets, undergo a recapitalization or seek bankruptcy protection, any of which would also likely impair the value of our investment and lead to a decrease in investment income earned by us.

Our failure to comply with investment guidelines set by our clients could result in damage awards against us or a reduction in AUM, either of which would cause our earnings to decline and adversely affect our business and financial condition.

When clients retain us to manage assets on their behalf, they specify certain guidelines regarding investment allocation and strategy that we are required to observe in the management of their portfolios. Our failure to comply with these guidelines and other limitations could result in clients terminating their investment management agreement with us and forcing an early redemption of their investments in our funds, as these investment agreements generally are terminable without cause on 30 days’ notice, and/or permit our clients to force an early redemption of their investment without prior notice or on relatively short notice. Clients could also sue us for breach of contract and seek to recover damages from us. In addition, such guidelines may restrict our ability to pursue certain allocations and strategies on behalf of our clients that we believe are economically desirable, which could similarly result in losses to a client, early redemption of a client’s quota, or termination of the asset management agreement and a corresponding reduction in AUM. Even if we comply with all applicable investment guidelines, a client may be dissatisfied with its investment performance or our services or fees, and may terminate their asset management agreements, redeem their quotas or be unwilling to commit new capital to our specialized funds or separate management accounts. Any of these events could cause our earnings to decline and materially and adversely affect our business, financial condition and results of operations.

Fluctuations in interest rates, exchange rates and certain benchmark indices could impact our funding costs and the value of our funds, and fluctuations in these rates and benchmarks could adversely affect our funding costs and the returns on certain of our funds, which could have a material adverse effect on our funds’ liquidity, results of operations and financial condition.

Certain of our funding costs and the returns on certain of our investment funds are tied to certain interest rate indices or other benchmark indices, such as the Brazilian long-term interest rate, or TJLP, the CDI Rate, the SELIC rate, certain inflation indices and certain B3 indices. In addition, carrying costs and the returns on certain of our investment funds based in the United States are tied to or denominated in U.S. dollars, exposing us to risks associated with fluctuations in rate of exchange of U.S. dollars for reais. We have no control over fluctuations in interest rates, market indices or exchange rates and we may not be able to adequately manage our exposure to these benchmarks, which could lead to increased funding costs, carrying costs or decreased returns for our funds, which would have a material adverse effect on our business, financial condition and results of operations. See “—Certain Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares” and “—We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk.”

We have significant liquidity requirements, and adverse market and economic conditions may adversely affect our sources of liquidity, which could adversely affect our financial condition and results of operations.

We expect that our primary liquidity needs will consist of cash required to:

•	continue to grow our business lines, including seeding new strategies, funding our capital commitments made to existing and future funds, and otherwise supporting investment vehicles that we sponsor;

•	service any contingent liabilities that may give rise to future cash payments; and

•	fund cash operating expenses and contingencies, including for litigation matters.

These liquidity requirements are significant and, in some cases, involve capital that will remain invested for extended periods of time. As of September 30, 2020, we had R$4.9 billion of remaining unfunded capital commitments to our investment funds. Our commitments to our funds will require significant cash outlays over time, and there can be no assurance that we will be able to generate sufficient cash flows from realizations of investments to fund them.

In the event that our liquidity requirements were to exceed available liquid assets for the reasons specified above or for any other reasons, we could be forced to sell assets or seek to raise debt or equity capital on unfavorable terms. For further discussion of our liquidity needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our earnings and cash flow are highly variable due to the nature of our business and we do not intend to provide earnings guidance, each of which may cause the value of interests in our business to be volatile.

Our earnings are highly variable from quarter to quarter due to the volatility of investment returns of most of our funds, other investment vehicles and our balance sheet assets and the transaction and other fees earned from our businesses. We recognize earnings on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds and for certain of our recent funds, when a performance hurdle is achieved. During times of market volatility the fair value of our funds and our balance sheet assets are more variable, and as publicly traded equity securities currently represent a significant proportion of the assets of many of our funds and balance sheet assets, volatility in the equity markets may have a significant impact on our reported results. A decline in realized or unrealized gains, a failure to achieve a performance hurdle or an increase in realized or unrealized losses, would adversely affect our profit for the period.

Net revenue from fund management, net revenue from performance fees and net revenue from advisory, which we recognize when contractually earned, can vary due to fluctuations in AUM, the number of investment transactions made by our funds, the number of portfolio companies we manage, the fee provisions contained in our funds and other investment products and transactions by our financial advisory services. In any particular quarter, fee income may vary significantly due to the variances in size and frequency of management and performance fees, or fees received for our financial advisory services. We may create new funds or investment products or vary the terms of our funds or investment products (for example our funds now include performance hurdles), which may alter the composition or mix of our income from time to time.

We may also experience fluctuations in our results from quarter to quarter, including our net revenue from services rendered and profit for the period, due to a number of other factors, including changes in the values of our funds’ investments, changes in the amount of distributions or interest earned in respect of investments, changes in the number of completed transactions (such as merger and acquisition, or M&A, transactions and/or initial public offerings, or IPOs) for our financial advisory clients, changes in our operating expenses, the degree to which we encounter competition and general market and economic conditions. Such fluctuations may lead to variability in the value of interests in our business and cause our results for a particular period not to be indicative of our performance in future periods. It may be difficult for us to achieve steady growth in net income and cash flow on a quarterly basis, which could in turn lead to large adverse movements in the value of interests in our business.

We are entitled to receive performance fees when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks. The timing and receipt of performance fees from our investment funds are unpredictable and will contribute to the volatility of our cash flows. Performance fee payments from investments depend on our funds’ performance and opportunities for realizing gains, which may be limited. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering or other exit. To the extent an investment is not profitable, no performance fees will be received from our funds with respect to that investment and, to the extent such investment remains unprofitable, we will only be entitled to a management fee on that investment. Furthermore, certain vehicles and separately managed accounts may not provide for the payment of any performance fees at all. Even if an investment proves to be profitable, it may be several years before any profits can be realized in cash. We cannot predict when, or if, any realization of investments will occur. In addition, if finance providers, such as commercial and investment banks, make it difficult for potential purchasers to secure financing to purchase companies in our investment funds’ portfolio, it may decrease potential realization events and the potential to earn performance fees. A downturn in the equity markets would also make it more difficult to exit investments by selling equity securities. If we were to have a realization event in a particular quarter, the event may have a significant impact on our cash flows during the quarter that may not be replicated in subsequent quarters. A decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our investment income, which could further increase the volatility of our quarterly results.

The timing and receipt of performance fees also vary with the life cycle of certain of our funds. Our performance-paying funds that have completed their investment periods and are able to realize mature investments, sometimes referred to as being in a “harvesting period,” are more likely to make larger distributions than our performance-paying funds that are in their fundraising or investment periods that precede the harvesting period. During times when a significant portion of our AUM is attributable to performance-paying funds that are not in their harvesting periods, we may receive substantially lower performance fee distributions.

Our investment management activities may involve investments in relatively high-risk, illiquid assets, and we and our clients may lose some or all of the amounts invested in these activities or fail to realize any profits from these activities for a considerable period of time.

The investments made by our funds may include high-risk, illiquid assets. We have made and expect to continue to make investments alongside our investors, as the general partner, in our existing funds and certain customized separate accounts and in any new private markets funds we may establish in the future. The private markets funds in which we invest capital generally invest in securities that are not publicly traded. Even if such securities are publicly traded, many of these funds may be prohibited by contract or applicable securities laws from selling such securities for a period of time. Such funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Accordingly, the private markets funds in which we invest our clients’ capital may not be able to sell securities when they desire and therefore may not be able to realize the full value of such securities. The ability of private markets funds to dispose of investments is dependent in part on the public equity and debt markets, to the extent that the ability to dispose of an investment may depend upon the ability to complete an IPO of the portfolio company in which such investment is held or the ability of a prospective buyer of the portfolio company to raise debt financing to fund its purchase. Furthermore, large holdings of publicly traded equity securities can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Contributing capital to these funds is risky, and we may lose some or the entire amount of our specialized funds’ and our clients’ investments.

The portfolio companies in which private markets funds have invested or may invest will sometimes involve a high degree of business and financial risk. These companies may be in an early stage of development, may not have a proven operating history, may be operating at a loss or have significant variations in operating results, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may be subject to extensive regulatory oversight, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may have a high level of leverage, or may otherwise have a weak financial condition.

In addition, these portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Our portfolio companies may be subject to additional risks, including changes in currency exchange rates, exchange control regulations, risks associated with different types (and lower quality) of available information, expropriation or confiscatory taxation and adverse political developments, which risks may be exacerbated for any portfolio companies that may be organized in jurisdictions outside of Brazil. In addition, during periods of difficult market conditions or slowdowns in a particular investment category, industry or region, portfolio companies may experience decreased revenues, financial losses, difficulty in obtaining access to financing and increased costs. During these periods, these companies may also have difficulty in expanding their businesses and operations and may be unable to pay their expenses as they become due. A general market downturn or a specific market dislocation may result in lower investment returns for the private markets funds or portfolio companies in which our specialized funds and customized separate accounts invest, which consequently would materially and adversely affect investment returns for our specialized funds and customized separate accounts. Furthermore, if the portfolio companies default on their indebtedness, or otherwise seek or are forced to restructure their obligations or declare bankruptcy, we could lose some or all of our investment and also suffer reputational harm.

We may pursue investment opportunities that involve business, regulatory, legal or other complexities.

We may pursue investment opportunities that have unusually complex business, regulatory and/or legal aspects to them. This complexity presents risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute, it can be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes involve a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Any of these risks could materially and adversely affect our business, financial condition and results of operations.

Our funds may face risks relating to undiversified investments.

While we have a policy of maintaining diversification in accordance with fund objectives and, where applicable, mandatory fund allocation rules, there can be no assurance as to the degree of diversification, if any, that will be achieved in any fund investments. Difficult market conditions or slowdowns affecting a particular asset class, geographic region or other category of investment could have a significant adverse impact on a given fund if its investments are concentrated in that area, which would result in lower investment returns. Accordingly, a lack of diversification on the part of a fund could adversely affect its investment performance and, as a result, our business, financial condition and results of operations.

Investments by our funds may in many cases rank junior to investments made by other investors.

In many cases, the companies in which our funds invest have indebtedness or equity securities, or may be permitted to incur indebtedness or to issue equity securities, that rank senior to our clients’ investments in our specialized funds, customized separate accounts or advisory accounts. By their terms, these instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our clients’ investments. Also, in the event of bankruptcy or liquidation of a company in which one or more of our funds hold an investment, holders of securities ranking senior to our clients’ investments would typically be entitled to receive payment in full before distributions could be made in respect of our clients’ investments. After repaying senior security holders, the company may not have any remaining assets to use for repaying amounts owed in respect of our clients’ investments. To the extent that any assets remain, holders of claims that rank equally with our clients’ investments would be entitled to share on an equal and ratable basis in distributions that are made out of those assets. Also, during periods of financial distress or following an insolvency, our ability to influence a company’s affairs and to take actions to protect investments by our funds may be substantially less than that of those holding senior interests, which could adversely affect our business, financial condition and results of operations.

A decline in the pace or size of investment by our funds would result in our receiving less revenue from fees.

The performance fees (including realized and unrealized performance fees) and management fees that we earn are driven in part by the pace at which our funds make investments and the size of those investments. Any decline in that pace or the size of investments would reduce our revenue from transaction and management fees. Likewise, during an attractive selling environment, our funds may capitalize on increased opportunities to exit investments. Any increase in the pace at which our funds exit investments, if not offset by new commitments and investments, would reduce future management fees. Additionally, in certain of our funds that derive management fees only on the basis of invested capital, the pace at which we make investments, the length of time we hold such investment and the timing of disposition will directly impact our revenues. Many factors could cause such a decline in the pace of investment or the transaction and management fees we receive, including:

•	the inability of our investment professionals to identify attractive investment opportunities;

•	competition for such opportunities among other potential acquirers;

•	unfavorable market and economic conditions;

•	decreased availability of capital on attractive terms;

•	our failure to consummate identified investment opportunities because of business, regulatory or legal complexities and adverse developments in the Brazilian or global economy or financial markets;

•

default by the investors of our investment funds on their contractual obligation to pay-in capital calls as requested by us or the third-party managers with whom we invest, impairing the ability to deploy capital at the intended rate;

•

terms we may agree with or provide to our fund investors or investors in separately managed accounts with respect to fees such as increasing the percentage of transaction or other fees we may share with our fund investors; and

•	new regulations, guidance or other actions provided or taken by regulatory authorities.

Given our focus on achieving investment performance that exceeds the performance of our main competitors, and on maintaining and strengthening investor relations, we may reduce our AUM, restrain its growth, reduce our fees or otherwise alter the terms under which we do business when we deem it in the best interests of our investors—even in circumstances where such actions might be contrary to the near-term interests of holders of our Class A common shares.

From time to time if we decide it is in the best interests of all stakeholders, we may take actions that could reduce the profits we could otherwise realize in the short term. While we believe that our commitment to treating our investors fairly is in the long-term interest of us and our shareholders, we may take actions that could adversely impact our short-term profitability, and there is no guarantee that such actions will benefit us in the long term. The means by which we seek to achieve investment performance that exceeds the performance of our main competitors in each of our strategies could include limiting the AUM in our strategies to an amount that we believe can be invested appropriately in accordance with our investment philosophy and current or anticipated economic and market conditions. Additionally, we may voluntarily reduce management fee rates and terms for certain of our funds or strategies when we deem it appropriate, even when doing so may reduce our short-term revenue. For instance, in order to enhance our relationship with certain fund investors, we have reduced management fees or ceased charging management fees on certain funds in specific instances. In certain investment funds, we have agreed to charge management fees based on invested capital or net asset value as opposed to charging management fees based on committed capital.

We have increasingly undertaken business initiatives to increase the number and type of investment products we offer to retail investors, which could expose us to new and greater levels of risk.

Although retail investors have been part of our historic distribution efforts, we have increasingly undertaken business initiatives to increase the number and type of investment products we offer to high net worth individuals, family offices and other mass affluent investors. In some cases we seek to distribute our funds to such retail investors indirectly through feeder funds sponsored by brokerage firms, private banks or third party feeder providers, and in other cases directly to the qualified clients of private banks, independent investment advisors and brokers. In other cases we create investment funds specifically designed for direct investment by retail investors. Our initiatives to access retail investors entail the investment of resources and our objectives may not be fully realized.

Accessing retail investors and selling retail directed products exposes us to new and greater levels of risk, including heightened litigation and regulatory enforcement risks. To the extent we distribute retail products through new channels, including through unaffiliated firms such as digital distribution platforms, we may not be able to effectively monitor or control the manner of their distribution, which could result in litigation against us, including with respect to, among other things, claims that products distributed through such channels are distributed to customers for whom they are unsuitable or distributed in any other inappropriate manner. Although we seek to ensure through due diligence and onboarding procedures that the channels through which retail investors access our investment products conduct themselves responsibly, to the extent that our investment products are being distributed through third parties, we are exposed to reputation damage and possible legal liability to the extent such third parties improperly sell our products to investors. Similarly, the hiring of employees to oversee independent advisors and brokers presents risks if they fail to follow training, review and supervisory procedures. In addition, the distribution of retail products through new channels whether directly or through market intermediaries could expose us to additional regulatory risk in the form of allegations of improper conduct and/or actions by regulators against us with respect to, among other things, product suitability, conflicts of interest and the adequacy of disclosure to customers to whom our products are distributed through those channels.

Our inability to raise additional or successor funds (or raise successor funds of a size comparable to our predecessor funds) could have a material adverse impact on our business.

Our current private equity funds and certain other funds and investment vehicles have a finite life and a finite amount of commitments from fund investors. Once a fund nears the end of its investment period, our success depends on our ability to raise additional or successor funds in order to keep making investments and, over the long term, earning management fees (although our funds and investment vehicles continue to earn management fees after the expiration of their investment periods, they are generally at a reduced rate). Even if we are successful in raising successor funds, to the extent we are unable to raise successor funds of a size comparable to our predecessor funds or the extent that we are delayed in raising such successor funds, our revenues may decrease as the investment periods of our predecessor funds expire and associated fees decrease. The performance of our funds also impacts our ability to raise capital, and deterioration in the performance of our funds would result in challenges with regard to future fundraising. The evolving preferences of our fund investors may necessitate that alternatives to the traditional investment fund structure, such as separately managed accounts, smaller funds and co-investment vehicles, become a larger part of our business going forward. This could increase our cost of raising capital at the scale we have historically achieved. Furthermore, in order to raise capital for new strategies and products without drawing capital away from our existing products, we will need to seek new sources of capital such as individual investors.

Our ability to raise new funds could also be hampered if the general appeal of private equity and alternative investments were to decline. An investment in a limited partner interest in a private equity fund is less liquid than an exchange-traded instrument and the returns on such investment may be more volatile than returns on an investment in securities for which there is a more active and transparent market. Private equity and alternative investments could fall into disfavor as a result of concerns about liquidity and short-term performance. Institutional investors in private equity funds that have suffered from decreasing returns, liquidity pressure, increased volatility or difficulty maintaining target asset allocations may materially decrease or temporarily suspend making new investments in private equity funds. Such concerns could be exhibited, in particular, by public pension funds, which have historically been among the largest investors in alternative assets. Many public pension funds are significantly underfunded and their funding problems have been, and may in the future be, exacerbated by economic downturns. Concerns with liquidity could cause such public pension funds to reevaluate the appropriateness of alternative investments, and other institutional investors may reduce their overall portfolio allocations to alternative investments. This could result in a smaller overall pool of available capital in our industry. There is no assurance that the amount of commitments investors are making to alternative investment funds will continue at recent levels or that our ability to raise capital from investors will not be hampered.

In addition, the asset allocation rules or regulations or investment policies to which such third-party investors are subject could inhibit or restrict the ability of third-party investors to make investments in our investment funds. Coupled with a lack of distributions from their existing investment portfolios, many of these investors may have been left with disproportionately outsized remaining commitments to, and invested capital in, a number of investment funds, which may significantly limit their ability to make new commitments to third-party managed investment funds such as those advised by us.

Fund investors may also seek to redeploy capital away from certain of our credit or other non-private equity investment vehicles, which permit redemptions on relatively short notice in order for investors to meet liquidity needs or invest in other asset classes. We believe that our ability to avoid excessive redemption levels primarily depends on our funds’ continued satisfactory performance, although redemptions may also be driven by other factors important to our fund investors, including their need for liquidity and compliance with investment mandates, even if our performance is superior. Investors’ liquidity needs tend to be more pronounced during periods of market volatility. Any such redemptions would decrease our AUM and revenues.

The number of funds raising capital varies from year to year, and in years where relatively few funds are raising capital, the growth of our AUM and associated fees may be significantly lower. There is no assurance that the raising of funds for new strategies or successor funds will experience success similar to our existing or predecessor funds in the future.

If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues.

The financial services market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and maintain and enhance customer experience and the quality of our services, we must continuously invest in projects to develop new products and features. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. There can be no assurance that we will have the funds available to maintain the levels of investment required to support our projects, and any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients.

In addition, the services we deliver are designed to process highly complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service, or any performance issue that arises with a new service, could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or take advantage of technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services that provide improved functionality and features to such competitors’ existing service offerings. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the performance and management fees and financial services advisory fees we could generate from our service offerings, which could adversely affect our business, financial condition and results of operations.

The success of our business depends on the identification and availability of suitable investment opportunities for our clients.

Our success largely depends on the identification and availability of suitable investment opportunities for our clients. The availability of investment opportunities will be subject to market conditions and other factors outside of our control and the control of the fund managers with which we invest. Past returns of our funds have benefited from investment opportunities and general market conditions that may not continue or reoccur, including favorable borrowing conditions in the debt markets, and there can be no assurance that our funds, or the underlying funds in which we invest, will be able to avail themselves of comparable opportunities and conditions. There can also be no assurance that the private markets funds we manage will be able to identify sufficient attractive investment opportunities to meet their investment objectives. Further, the due diligence investigations we conduct before investments are made by our funds may not uncover all facts relevant to the suitability of such opportunities. See “—Our due diligence processes for investments may not reveal all relevant facts, which could result in a material adverse effect on our business and financial condition.”

Substantial and increasingly intense competition within our industry may harm our business.

The financial services market is highly competitive. Our growth will depend on a combination of the continued expansion of the financial services we offer and our ability to increase our market share. Our primary competitors include other alternative investment advisors as well as traditional financial services providers such as affiliates of financial institutions and well-established financial services companies in Brazil. We also face competition from non-traditional financial services providers that have significant financial resources and develop different kinds of services.

Many of our competitors may have substantially greater financial, technological, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. If competition causes us to reduce the performance and management fees and financial services advisory fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. Moreover, we may not be successful in reducing or controlling costs and our margins may be adversely affected. In particular, we may need to reduce the performance and management fees and financial services advisory fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations. For further information regarding our competition, see “Business—Competition.”

Client attrition could cause our revenues to decline and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners.

We experience client attrition resulting from several factors, including, among others, closures of businesses of our clients, transfers of investments to our competitors and lack of client satisfaction with investment returns and overall customer relationship and investor experience. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher-than-expected attrition, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, should we not be successful in selling additional solutions or investment opportunities to our clients, we may fail to achieve our desired rate of growth.

Moreover, our clients expect a consistent level of quality on our investment platform. If the reliability, performance or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, we could lose existing clients and find it harder to attract new clients and partners, which could adversely affect our business, financial condition and results of operations.

Poor performance by our funds may adversely affect our brand and reputation, the performance fees and investment income received by us, and our growth and ability to raise capital for future funds.

In the event that our funds were to perform unsatisfactorily, in particular if this were the case for a larger fund, this may lead to difficulties for Vinci Partners in attracting fund investors and raising capital for new funds in the future. Poor performance by our funds could also result in a reduction in the performance fees expected to be received by us and the amount of performance fees ultimately received by us or could even result in us receiving no performance fees at all. Fund investors in future Vinci Partners funds may negotiate a lower management fee or a lower allocation of performance fees and investment income to us and the economic terms of our future funds may be less favorable to us than those of existing Vinci Partners funds.

The performance of our funds is always measured against the performance of competitors’ funds and public markets performance, and there is subsequently a risk that, even if our funds perform in line with expectations, where our competitors’ funds or public markets perform better by comparison, this may have an adverse effect on Vinci Partners’ ability to retain or attract fund investors and further adversely affect our ability to negotiate management fee rates or other economic terms of our future funds.

The performance of our funds could be adversely affected by a number of factors, for instance if competition for investment opportunities, on which a particular Vinci Partners fund is focused, increases. Competition for investment opportunities is based primarily on the ability to source such investment opportunities, the pricing, terms and structure of a proposed investment and the certainty of execution. Competition for investment opportunities is also influenced by our funds’ historical returns. For example, a Vinci Partners fund may be chosen as the preferred acquirer because of our history even where competitors are on equal or better footing in terms of pricing at the time of investment; conversely, a Vinci Partners fund may lose out on a potential investment if Vinci Partners was damaged by poor performance, even where a Vinci Partners fund offered better pricing terms than its competitors. Our funds may have been created under different organizational structures with the result that applicable laws and investment limitations might differ from current or future funds. Further, there is a risk that current and future Vinci Partners funds will not benefit from investment opportunities and general market conditions from historical periods. In addition, Vinci Partners funds could also generate lower returns on investments or experience increased risks of investment losses in situations where Vinci Partners offers more aggressive terms for certain investment opportunities when participating in competitive sales processes.

We are subject to risks relating to the dilution of our corporate culture and Brazilian heritage.

We have a strong corporate culture and continuously work to uphold this corporate culture within our organization. Our growth across new product offerings, investment opportunities, asset classes and markets may lead to organizational and cultural challenges. Without the existence of thoughtful strategies aimed at maintaining corporate culture despite rapid growth, there is a risk that our corporate culture will be diluted and our values will change over time. Our focus on our personnel has further been decisive in retaining employees and maintaining good organizational health.

Dilution of our corporate culture and of our Brazilian heritage may lead to key employees leaving us, a change in our leadership style or additional strain on our ability to successfully integrate new employees, new systems or other resources. If we do not uphold our corporate culture, this may also adversely affect our ability to retain and recruit investment advisory professionals and other key personnel. Our personnel is our most important asset, and a dilution of our corporate culture could have a material adverse effect on our continued development, which could adversely affect our business, financial condition and results of operations.

Changed trends in the Brazilian and in the global savings markets or in the private markets industry may adversely affect us.

We are affected by trends in the market for management of savings assets, which market has grown significantly in recent years. Growth has been primarily driven by investment returns, most notably rising equity market values. However, net inflows have made an increasing contribution towards overall growth in industry-wide AUM in recent years. The Brazilian basic interest rate, known as the SELIC rate, has been decreasing in recent years from 14.25% in October 2016 to the current annual rate of 2.00%, an all-time low. This rapid and significant decrease has created an environment beneficial to alternative asset management products, accelerating the migration of retail and institutional investors in Brazil from fixed-income products to alternative investments, such as ours. If basic interest rates are increased, this could result in a significant slowdown in our AUM growth and could necessitate a shift by us to investments in other asset classes or change our mix of investments, and we may not be able to generate the same investment returns that we have generated historically, or could experience a loss on in investments in real terms. In addition, if the positive trends in the asset management industry do not continue or if the industry were to be subject to negative trends, this may impede our ability to raise capital for new funds. Furthermore, fund investors’ investment returns can be impacted by overall public share prices and a decrease in share prices may affect our funds’ returns to fund investors.

While we believe the current macroeconomic and interest rate environment has been favorable for our business, driving migration toward alternative investments, such as those that we offer, there is a risk that fund investors may, for instance due to an overall downturn in the public markets, end up over-allocated to private markets, which in turn could have a negative impact on our ability to raise capital for new funds. This may also lead to increased competition from new entrants and established players, making it more difficult for us to source suitable investment opportunities for our funds. For example, within the private equity sector, competitors include Advent International Ltd., Patria Investments Ltd. (in partnership with The Blackstone Group Inc.), Kinea Investimentos Ltda. and Kinea Private Equity Investimentos S.A. (which we refer to together as Kinea), and The Carlyle Group. Within the infrastructure sector, competitors include Patria and Perfin Administração de Recursos Ltda. Within the real estate sector, competitors include Kinea, XP Inc., Banco BTG Pactual S.A. and Credit Suisse Hedging-Griffo (through Credit Suisse Hedging-Griffo Wealth Management S.A. and Credit Suisse Hedging-Griffo Corretora de Valores S.A.). Within the credit sector our main competitors are the large Brazilian banks, including Itau Unibanco S.A., Banco Bradesco S.A., Banco do Brasil and Banco Santander (Brasil) S.A., and investment platforms tied to other financial institutions, including Kinea, XP Inc. and Banco BTG Pactual S.A. Our financial advisory services compete against those of local and international boutique mergers and acquisitions advisory firms. Alternatively, for a variety of reasons, fund investor sentiment may turn against private markets investing. For example, the returns generated by private markets may decline, and other asset classes or investment opportunities may be perceived to offer superior returns. Certain institutional fund investors are also demonstrating a preference to “in-source” their own investment advisory professionals. Such institutional investors may cease to invest in, or reduce their allocations to, our funds, as well as potentially become competitors of Vinci Partners and our funds, all of which could adversely affect our earning potential.

To meet the demands of fund investors, we have a multi-strategy platform including, inter alia, Private Equity, Real Estate, Infrastructure and Credit, enabling fund investors to simplify their investment manager relationships by investing across multiple investment strategies with the same manager. If fund investor requirements and preferences change, this could adversely affect the level of interest for investing in specific asset classes or investing in our funds. Such changes may impede our ability to raise capital for new funds, which could adversely affect our business, financial condition and results of operations.

We may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons.

As an asset management firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial advisors has been increasing. Our asset management and advisory activities may subject us to the risk of significant legal liabilities to our clients and third parties, including our clients’ stockholders or beneficiaries, under securities or other laws and regulations for materially false or misleading statements made in connection with securities and other transactions. In our investment management business, we make investment decisions on behalf of our clients that could result in substantial losses. Any such losses also may subject us to the risk of legal and regulatory liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. Moreover, litigation risk may also arise from a perception from investors that any investment opportunity identified by us that is appropriate for two or more investment funds in a manner that excludes one or more funds or results in a disproportionate allocation based on factors or criteria that we determine is inconsistent with the fiduciary obligations of our subsidiaries under applicable law, governing fund agreements or Vinci Partners’ own policies. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending litigation. In addition, negative publicity and press speculation about us, our investment activities or the private markets in general, whether or not based in truth, or litigation or regulatory action against us or any third-party managers with whom we invest directly or indirectly involving us may tarnish our reputation and harm our ability to attract and retain clients. Substantial legal or regulatory liability could materially and adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could seriously harm our business.

We are subject to increasing scrutiny from certain investors with respect to the governance and/or the social and environmental impact of investments made by our funds, which may constrain capital deployment opportunities for our funds and adversely impact our ability to raise capital from such investors.

In recent years, certain investors, especially pension funds, have placed increasing importance on the negative impacts of investments made by the private equity and other funds to which they commit capital, including with respect to environmental, social and governance, or ESG, matters. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to take certain actions that could adversely impact the value of an investment, or refrain from taking certain actions that could improve the value of an investment. At times, investors have conditioned future capital commitments on the taking or refraining from taking of such actions. Increased focus and activism related to ESG and similar matters may constrain our capital deployment opportunities, and the demands of certain investors may further limit the types of investments that are available to our funds. In addition, investors may decide to withdraw previously committed capital from our funds (where such withdrawal is permitted) or to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the social cost of investments made by our funds. To the extent our access to capital from investors, including pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise enough capital for new funds, which may adversely impact our revenues.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services could expose us to liability and protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, bank account numbers and trading and investment portfolio data. An increasing number of organizations, including large clients and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third-party service providers, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties, commercial partners, third-party service providers and other agents, who collect, process, store and transmit sensitive data, and we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data by us or such third parties or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures may not prevent unauthorized access to or use of sensitive data. A breach of our system or of the system of one of our commercial partners or third-party service providers may subject us to material losses or liability, including fines. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using our products and services, thus reducing our revenues. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations.

We cannot assure you that there are written agreements in place with every third party or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from such third parties in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to the manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Further, as a result of the COVID-19 pandemic, we have increased the number of our employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

We will be subject to risks related to noncompliance with data protection laws and the new Brazilian General Data Protection Law, which provides for application of sanctions, including financial penalties, in case of noncompliance.

In 2018, the President of Brazil approved Brazilian Law No. 13,709/2018, named the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation to be enacted by the National Data Protection Authority, which is not operational yet, and should result in changes to the LGPD’s approach that are not yet defined as of the date of this prospectus. However, the administrative sanctions provisions of LGPD will only become enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data in all economic sectors, regardless of whether data is collected in a digital or physical environment. Once the administrative sanctions of the LGPD become enforceable, in the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of the our or our economic group’s revenues up to a limit of R$50.0 million per infraction, (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and

(6) partial or complete prohibition to engage in processing activities. The effectiveness of such administrative sanctions, however, has been postponed to August 2021. Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD and certain other sector-specific laws and regulations on data protection still in force. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with the LGPD, we may incur material costs which could have an adverse effect in our reputation and results of operations.

We may be held liable for material, punitive, individual or collective damages to the data subjects due to its processing and treatment and could be held individually or severally responsible for material, punitive, individual or collective damages caused by us, our subsidiaries, service providers that process personal data on our behalf or our affiliates due to non-compliance with the obligations set forth by the LGPD, which may adversely affect our reputation and results and, consequently, the value of our Class A common shares.

In the event of failure or insufficiency in the adoption of measures to protect the personal data that is processed or to maintain compliance with the Brazilian General Data Protection Law, we may incur relevant costs, such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, as well as such failure or insufficiency having an adverse effect on our reputation and results of operations. As a result, we may be held liable even before the Brazilian General Data Protection Law sanctions come into force since consumer protection authorities and the Public Prosecutor’s Office have already been active in pursuing data privacy violations even before the LGPD became effective. Accordingly, failures in the protection of the personal data processed by us, or any failure to implement adequate data protection measures in response to applicable legislation, may subject us to high fines, the disclosure of the incident to the market, the payment of indemnities, the elimination of personal data from the database in question and the suspension of access to our databases, prohibition of our activities related to the processing of infringed data in addition to civil sanctions, which may adversely affect our reputation and results.

In addition, despite the fact that the administrative sanctions of the LGPD will not become applicable until August 2021, the application of administrative sanctions under other laws that deal with privacy and data protection issues may still apply, such as the Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions may be imposed by other public authorities, such as the Public Prosecutors’ Offices, the National Consumer Secretariat and consumer protection agencies. We may also be subject to liability in the civil sphere for violation of these laws. Sanctions imposed against us by these authorities may also adversely affect our reputation and results and, consequently, the value of our Class A common shares.

Our business depends on our well-regarded, reliable brand, and any failure to maintain, protect, and enhance our brand and related brands, including through effective marketing and communications strategies, would harm our business.

We have developed a well-regarded and reliable brand, “Vinci Partners,” that has contributed significantly to the success of our business. Maintaining, protecting, and enhancing our brands is critical to expanding our client base, and our relationships with other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.

We may in the future be the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brands and materially deter people from adopting our services. Negative publicity about our company or our management, including about our product quality, reliability and performance, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during our initial public offering process or during future periods.

In addition, we believe that promoting our brands in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expanding our base of clients. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as LinkedIn, Google, Facebook or Instagram. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new clients would be materially harmed, which could adversely affect our business, financial condition and results of operations.

Large investments made by certain of our funds may involve certain complexities and risks that may not be encountered in the context of small- and medium-sized investments and concentrated positions in any of our funds may expose us to losses.

Where our funds make large investments, these may involve certain complexities and risks that may not be encountered in small- and medium-sized investments. For example, larger transactions may be more difficult to finance or may entail greater challenges in implementing changes in the relevant portfolio company’s management, culture, finances or operations, and may face greater scrutiny by regulators, interest groups and other third parties. Further, in larger transactions, the amount of equity capital required to complete an investment has increased significantly. This has resulted in some larger private equity deals being structured as consortium transactions. Consortium transactions generally entail a reduced level of control over the investment because governance rights must be shared with the other consortium investors. Accordingly, in such deals, our funds may not be able to separately control decisions relating to a consortium investment and the timing and nature of any exit. In addition, large investments could result in concentrated positions in certain of our funds, or certain of our funds may have concentrated positions in the securities of certain issuers or of issuers of a particular industry, country or region, which could expose us to losses in respect of such issuer, industry, country or region. Any of these factors could increase the risk that our funds’ larger investments could be less successful than investments over which the relevant Vinci Partners fund has full control or has a more diversified position. The consequences of an unsuccessful larger investment by a Vinci Partners fund could be more severe given the size of the investment and any such adverse consequences could, in turn, have a material adverse impact on our brand and reputation as well as adversely affect the performance fees and investment income received by us from the relevant fund, which could adversely affect our business, financial condition and results of operations.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft and SS&C Eze, among others. The functions these service providers provide include portfolio management and asset allocation services, compliance management, communication systems, registration systems, data control systems, information security systems, and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we rely on certain systems and institutions to allow our portfolio managers to access real-time market information data, such as Bloomberg, Reuters, Broadcast, Quantum and Economática, which are essential for our managers to make their investment decisions and take certain actions (such as making trades). Any failure of such information providers to update or deliver such data in a timely manner could lead to potential losses of our funds, which may in turn affect our business operations and reputation and may cause us to incur losses.

We cannot assure you that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. Some external service providers may have assets and infrastructure that are important to the services they provide us that are located in or outside Brazil, and their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations of the jurisdictions in which their assets and operations are located.

An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, financial condition and results of operations.

Further, disputes might arise in relation to the agreements that we enter into with our service providers or the performance of the service providers thereunder. To the extent that any service provider disagrees with us on the quality of the products or services to be provided under the terms and conditions of the payment under or other provisions of any such agreement, we may face claims, disputes, litigations or other proceedings initiated by such service provider against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to ensure the accuracy of the information for third-party funds that we invest in for our clients, and we have no control over the performance of these third-party funds.

We invest our clients’ funds in certain third-party funds. While the information related to these third-party funds has been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party funds or their service providers or agents provide incomplete, misleading, inaccurate or fraudulent information in relation to their funds, we may lose the trust of existing and prospective investors.

Furthermore, as clients invest in these third-party funds through funds managed by us, they may have the impression that we are at least partially responsible for the quality and performance of these funds. Although we have established standards to screen fund providers before we invest in these funds, we have limited control over the performance of these third-party funds. In the event that an investor is dissatisfied with a third-party fund invested in by us, we do not have any means to directly make improvements in response to client complaints. If investors become dissatisfied with these third-party funds, our business, reputation, financial performance and prospects could be adversely affected.

We rely upon our systems and upon third-party data center service providers to host certain aspects of our platform and content, and any systems failure due to factors beyond our control or any disruption to, or interference with, our use of third-party data center services could interrupt our service, increase our costs and impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from a third-party service provider to make certain content available on our platform. Our primary data centers are located in Rio de Janeiro, Brazil. Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of natural disasters, acts of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

In addition, we depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our systems or those of third parties, errors or delays in the processing of transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of clients;

•	loss of client data;

•	loss of licenses, registrations or authorizations with the CVM, ANBIMA and/or any other applicable authority;

•	fines imposed by applicable regulatory authorities and other issues relating to noncompliance with applicable asset management services or data protection requirements;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

Valuation methodologies for certain assets in Vinci Partners funds involve subjective judgments and assumptions and the fair value of assets established pursuant to such methodologies could, therefore, be incorrect, which could have an adverse effect on fund performance, accrued performance fees and investment income.

Valuation methodologies for investments held by our funds can involve subjective judgments, and the fair value of assets established pursuant to such methodologies may therefore be incorrect, which could have an adverse effect on fund performance and accrued performance fees.

There are often no readily ascertainable market prices for a substantial majority of investments of funds that we manage. As of September 30, 2020, investments in non-listed companies comprise 81.3% of investments in portfolio companies for the private equity funds that we manage. Valuations of the investments held by our funds are generally prepared in line with applicable and recognized valuation processes and procedures (including, in respect of private equity investments in accordance with the international private equity and venture capital valuation guidelines). There is a risk that investments held by our funds will not be realized for amounts equal to, or greater than, the amounts at which they are valued, or that the past valuations based on such performance information will not accurately reflect the realization value of such investments. An investment’s actual realization value will depend on, among other factors, future operating results of the relevant investment, the value of the assets and market conditions at the time of disposal, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which previous valuations were determined.

Valuations of unrealized investments held by our funds can affect the amount of performance fees generated by our funds in circumstances where unrealized investments are written off or written down in value. To the extent that a valuation is incorrect, this may result in a recognition of revenue from performance fees, a subsequent reduction of which could ultimately reduce our profitability. Valuation of unrealized investments held by our funds could also affect management fees in the case of a bankruptcy of a portfolio company of a Vinci Partners fund, whereby the investment is considered realized and the invested capital is deducted from the base on which management fee is calculated, which could have an effect on the income from management fees received by Vinci Partners from existing funds.

Changes in values attributed to investments from time to time may result in volatility in the results of operations that our funds and we report from period to period. Also, a situation where asset values turn out to be materially different to those values previously realized could cause fund investors to lose confidence in us, which could in turn result in difficulty in raising capital for additional funds, and as a consequence, could adversely affect our business, financial condition and results of operations.

The historical performance of our investments should not be considered as indicative of the future results of our investments or our operations or any returns expected on an investment in our Class A common shares.

Past performance of our funds is not necessarily indicative of future results or of the performance of our Class A common shares. An investment in our Class A common shares is not an investment in any of our funds. In addition, the historical and potential future returns of funds that we manage are not directly linked to returns on our Class A common shares. Therefore, you should not conclude that continued positive performance of funds will necessarily result in positive returns on an investment in our Class A common shares. However, poor performance of our specialized funds could cause a decline in our revenue, and could therefore have a negative effect on our performance and on returns on an investment in our Class A common shares.

The historical performance of our funds should not be considered indicative of the future performance of these funds or of any future funds we may raise, in part because:

•

market conditions and investment opportunities during previous periods may have been significantly more favorable for generating positive performance than those we may currently be experiencing or that we may experience in the future;

•	the performance of our funds is generally calculated on the basis of net asset value of the funds’ investments, including unrealized gains, which may never be realized;

•	our historical returns derive largely from the performance of our earlier funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed;

•	our newly established funds may generate lower returns during the period that they initially deploy their capital;

•	competition continues to increase for investment opportunities, which may reduce our returns in the future;

•	the performance of particular funds also will be affected by risks of the industries and businesses in which they invest; and

•

we may create new funds that reflect a different asset mix and new investment strategies, as well as a varied geographic and industry exposure, compared to our historical funds, and any such new funds could have different returns from our previous funds.

If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel, including our partners and other members of senior management, who have substantial experience with our operations, the financial services industry and the markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

The ability to attract, recruit, develop and retain qualified employees and continue to strengthen our business is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that our qualified employees will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

In addition, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute our strategies as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer.

Implementing our growth strategy, including new investment products and business initiatives, may be unsuccessful.

We may be subject to a number of risks and uncertainties associated with our growth strategy, including the risk that new business initiatives will not contribute towards achieving our objectives or that we will not execute such new initiatives successfully. New initiatives may also be difficult to launch, for instance where we do not have a proven track record within the area of the new initiative, or may not reach the set goals and expectations following launch. Any new products we offer may have different economic structures than our traditional investment funds and may require a different marketing approach. Given our diverse offering of products and services, these initiatives could create conflicts of interests with existing products, increase our costs and expose us to new market risks and legal and regulatory requirements and could expose us to greater reputation and litigation risk. Implementing our growth strategy may also entail significant difficulties and costs, including the logistical and overhead costs of opening and expanding offices, the cost of recruiting, training and retaining a higher number of investment advisory professionals and higher costs arising from exposure to additional jurisdictions (including the laws, rules and regulations thereof) and activities. New initiatives and expanding our business, including to open new offices or develop new product offerings, could also divert significant time and attention of our senior management in the development of such new initiatives to the detriment of our existing business. Furthermore, we may be directly exposed to new business risks or be subjected to enhanced exposure to existing risks if business initiatives are financed with our own capital.

We may be exposed to asset-specific risks, including those relating to the holding of publicly traded securities, such as fluctuating stock prices and additional media scrutiny, which by extension may have an adverse effect on our brand and reputation. In addition, when our funds acquire minority stakes in public companies, or our portfolio companies are listed, these public companies may make decisions with which the relevant Vinci Partners fund disagrees, and the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our funds’ interests.

Any failure of our new initiatives to meet or exceed expectations could lead to us not reaching profitability within the initiative, not growing in accordance with our growth strategy and not being able to enjoy the benefits that this is expected to lead to, as well preventing us from reaching our growth targets. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs.

We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, cash flows and results of operations.

We are subject to uncertainties that are common across the securities industry. These uncertainties include:

•	the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes, in particular in the context of the COVID-19 pandemic;

•	extensive governmental regulation;

•	litigation;

•	intense competition;

•	poor performance of investments made by us or by third party investment managers with whom we invest;

•	substantial fluctuations in the volume and price level of securities; and

•	dependence on the solvency of various third parties.

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in our having difficulty selling securities. In the event of a market downturn, or in the event of increased market volatility, including as a result of the COVID-19 pandemic, our business could be adversely affected in many ways, potentially for a prolonged period of time.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner, quotaholder or shareholder, in other companies, consortia or joint ventures in

Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “— Certain Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

We may be subject to credit risks and could be subject to losses that would have a material adverse effect on our financial condition and results of operations.

We may be subject to the risk that our counterparties’ credit worthiness will deteriorate and that they no longer will be able to fulfil their financial obligations towards us. Our credit risks relate primarily to receivables and contract assets, cash held in bank accounts, any derivative instruments outstanding with a positive fair value, and any financial guarantees. If measures taken by us to minimize credit risks are not sufficient, or if one or more counterparties run into financial difficulties, we could be subject to losses, which could have a material adverse effect on our financial condition and results of operations.

The performance of our funds may also be affected by credit risks, which subsequently could adversely affect us. In our funds’ activities, defaults on commitments may have adverse consequences on the investment process. For instance, fund investors may not satisfy their contractual obligation to fund capital calls when requested by the general partner or fund manager of the relevant fund. This may result in shortfalls in capital and may affect the relevant fund’s ability to consummate investments and adversely affect our ability to receive management fees and other income.

We are exposed to fluctuations in foreign currency exchange rates and may enter into derivatives transactions to manage our exposure to exchange rate risk.

We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future, including a portion of the proceeds from this offering, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are require to convert into the relevant foreign currencies in order to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations including, for example as a result of overall market declines and increased volatility due to the COVID-19 pandemic.

In addition, we may in the future enter into derivatives transactions to manage our exposure to exchange rate risk. Such derivatives transactions would be designed to protect us against increases or decreases in exchange rates, but not both. If we enter into derivatives transactions to protect against, for example, decreases in the value of the real and the real instead increases in value, we may incur financial losses. Such losses could materially and adversely affect us.

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2019, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2019. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC. Specifically:

•

we identified material weaknesses related to (1) managing access to our systems, data and end-user computing, or EUC, controls, and (2) computer operations controls, which were not designed or operating effectively;

•

we identified material weaknesses related to (1) supervision in relation to financial reporting for a public company, including lack of an audit committee; and (2) training, specifically, training addressing financial reporting topics for a public company; and

•

we identified control deficiencies related to controls around the financial reporting closing process, the procedures in existence to maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions, including controls of proper evidence of recognition and measurement of revenues; such deficiencies, when considered in the aggregate, would be considered a material weakness.

These material weaknesses did not result in a material misstatement to our consolidated financial statements.

We are in the process of adopting a remediation plan to improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, designing and implementing improved processes and internal controls, including the implementation of an audit committee. However, we cannot assure you that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.

After this offering, we will be subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Requirements associated with being a public company in the United States will require significant company resources and management attention.

After the completion of this offering, we will become subject to certain reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the other rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, and the Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, the Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

Our business is subject to complex and evolving regulations and oversight related to our provision of financial products and services and to costs and risks associated with other increased or changing laws and regulations affecting our business, including developments in data protection and privacy laws, which could harm our business, financial condition and results of operations.

As an asset management firm in Brazil, our business is subject to Brazilian laws and regulations relating to asset management in Brazil, comprising Federal Law No. 6,385/1976 and related rules and regulations issued by the CVM and ANBIMA, among others.

The laws, rules, and regulations that govern our business include or may in the future include those relating to consumer financial protection, tax, anti-money laundering and terrorist financing and escheatment (rules relating to unclaimed property). These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Brazil, including the CVM. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business.

In addition, during periods of heightened political and economic uncertainty, the Brazilian federal government could implement additional rules and regulations that could adversely impact our business. See “—Certain Risks Relating to Brazil—The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.”

We are subject to anti-money laundering and terrorist financing laws and regulations in multiple jurisdictions that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations impacting our ability to maintain a bank account in the countries where we operate, including the United States, or if existing or new legislation or regulations applicable to banks in the countries where we maintain a bank account, including the United States, were to result in banks in those countries being unwilling or unable to establish and maintain bank accounts for us.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Law (2019 Revision) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Certain of our subsidiaries are subject to regulation in the United States. If we or any of our subsidiaries obtain additional licenses or registrations in the United States, we could be subject to compliance with additional applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.

Although we have a compliance program focused on applicable laws, rules, and regulations (which currently is principally focused on Brazilian law) and are continually investing in this program, we may nonetheless be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions, including loss of required licenses or approvals in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual failure to comply with applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability, and we could be (1) required to pay substantial fines and disgorgement of our profits or (2) required to change our business practices. Any disciplinary or punitive action by our regulators or failure to obtain required operating authorizations could seriously harm our business and results of operations.

In addition, the Brazilian regulatory and legal environment exposes us to other compliance and litigation risks that could materially affect our results of operations. These laws and regulations may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data (including as a result of the LGPD). There can be no guarantee that we will have sufficient financial and personnel resources to comply with any new regulations or successfully compete in the context of a changing regulatory environment.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in Brazil. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with clients or companies, as well as our unilateral business practices, could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations and failure to comply with such laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the Bribery Act 2010 of the United Kingdom, or the Bribery Act. Each of the Clean Company Act, the FCPA and the Bribery Act impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators regularly reexamine their rules and regulatory measures, requirements and procedures, which may lead us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our clients and to monitor their transactions and transactions made by our funds. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services. As a result, allegations of improper conduct as well as negative publicity and press speculation about us or our portfolio companies, or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

Misconduct of our employees, consultants or subcontractors could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm. Fraud and other deceptive practices or other misconduct at our funds’ portfolio companies could similarly subject us to liability and reputational damage and also harm performance.

Our employees, consultants and subcontractors could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets managed by our asset management business. The violation of these obligations and standards by any of our employees, consultants and subcontractors would adversely affect our clients and us. If our employees, consultants and subcontractors were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. Detecting or deterring employee misconduct is not always possible, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees, consultants and subcontractors were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, such as Brazil the United States and the United Kingdom, among others, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act, FCPA and the Bribery Act. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the Clean Company Act, the FCPA, the U.K. anti-bribery laws or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common shares.

In addition, we may also be adversely affected if there is misconduct by personnel of portfolio companies in which our funds invest. For example, financial fraud or other deceptive practices at our funds’ portfolio companies, or failures by personnel at our funds’ portfolio companies to comply with anti-bribery, trade sanctions, anti-harassment or other legal and regulatory requirements, could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct and securities litigation, and could also cause significant reputational and business harm to us. Such misconduct may undermine our due diligence efforts with respect to such portfolio companies and could negatively affect the valuations of the investments by our funds in such portfolio companies.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Our activities are also subject to a Municipal Tax on Services (Imposto sobre Serviços), or ISS. Any increases in ISS rates could also harm our profitability.

Furthermore, Brazilian governmental authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil, considering in particular the COVID-19 pandemic and the state of emergency declared by governmental authorities as a consequence thereof and the related socioeconomic impact. Any changes in tax laws instituted by federal, state and local governmental authorities, even if temporary, could result in a more onerous tax burden on us, adversely affecting our business and results of operations. For example, recent discussions concerning the potential imposition of new taxes have raised a number of alternatives, including compulsory loans, wealth and contributions on financial transactions, in addition to the revocation of the income tax exemption for dividend distributions and changes in administrative interpretations regarding dividend distributions as executive compensation. If these proposals are enacted they may harm our profitability by increasing our tax liabilities, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows.

In addition, there are a number of proposed drafts of legislation currently before the Brazilian Congress that aim to implement overall tax reform. Among the drafts under discussion, there are proposals that aim to completely change the consumption taxation system, which would extinguish three federal taxes—excise tax, PIS and COFINS, as well as state value-added taxes, and municipal taxes—and would impose in their place a new tax on operations with goods and services, or IBS, that would apply to consumption. According to a recent proposal by the Brazilian federal government, pending analysis by the Brazilian Congress, PIS and COFINS would be replaced by a new federal contribution (contribution on goods and services, or CBS), which could lead to a higher tax burden on us as compared to PIS/COFINS. If any tax reform is approved, or if there is any change in the laws and regulations that affects the taxes or tax incentives applicable to us and our subsidiaries or portfolio companies, such change or changes could, directly or indirectly, adversely affect our business and results of operations.

Moreover, tax rules in Brazil, particularly at the local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the ISS collection applied to the rendering of part of our services. These changes created new obligations, as ISS will now be due in the municipality in which the client contracting our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation was enacted in December of 2016, but its force has been delayed by Direct Unconstitutionality Action No. 5835, or ADI 5835, filed by taxpayers. ADI 5835 challenges the constitutionality of Supplementary Law No. 157/16 before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to partially suspend the enforcement of article one of Supplementary Law No. 157/16. As of the date of this prospectus, a final decision on this matter is currently pending. On September 23, 2020, the Brazilian federal government enacted Supplementary Law No. 175/2020, which aims to establish a standard for determining the location where ISS must be collected in connection with the rendering of specific services, including investment fund management. ISS is a municipal tax payable by the service provider. Under Supplementary Law No. 175/2020 the ISS collection location for fund management services changes from the municipality where the services originate to the municipality where the services are destined to, which means, in our case, the municipality of incorporation or residence of the quotaholders of the investment funds managed by us. Although ISS for our services is currently taxed in Rio de Janeiro and São Paulo (the municipalities where we are incorporated) at the rate of 2%, the applicable rate may be defined by each municipality at up to 5%. Therefore, the new rules of Supplementary Law 175/2020 could cause an increase in ISS tax payable by us in connection with the services we provide, if we are required to pay ISS in municipalities that charge a ISS rate higher than the 2% rate charged in Rio de Janeiro and São Paulo.

Moreover, tax laws, regulations and treaties are complex and the manner in which they apply to us or to our funds is sometimes open to interpretation and, in some cases, they may be interpreted differently between us and the relevant tax authorities. The application of indirect taxes, such, value-added tax, services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours or the charge of taxes due, plus charges and penalties. New taxes, social security and labor charges could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

In addition, to support its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes that may affect our funds (including offshore funds) and the investors in such funds. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that any such reforms will not, once implemented, increase the overall tax burden on, and have an adverse effect upon, the operations and business of our private equity funds and their portfolio companies. Furthermore, such changes have in the past produced uncertainty in the financial system and may increase the cost of borrowing. The Brazilian tax authorities’ interpretations with respect to tax events and tax rates, as well as the computation of certain taxes, may change from time to time, including in ways that could materially adversely affect our funds, investors, and our financial condition and results of operations.

Transfer pricing may result in increased tax costs.

The jurisdictions in which we operate have rules on transfer pricing that require intra-group transactions to be conducted on arm’s-length terms. We regularly obtain advice regarding, inter alia, transfer pricing from external tax advisors. Transactions conducted between and among us and our subsidiaries, including, but not limited to, provision of investment advisory and investor relations services and business support services, and management services are made on a commercial basis by application of international guidelines and national regulations. As a consequence of globalization and growing world trade, tax authorities worldwide have increased their focus on transfer pricing with respect to cross border intra group transactions, as part of protecting their respective country’s tax base. In the event the tax authorities in the jurisdictions where we operate consider the pricing not to be on arm’s-length terms and were to succeed with such claims, this could result in an increased tax cost, including tax surcharges and interest.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims, including, but not limited to, aspects of our business, corporate structure, executive compensation and dividend policies in our operational subsidiaries. Indemnity rights that we seek to negotiate in certain transactions may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed any amounts we are able to recover under any indemnity arrangements, such judgments or settlements could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Business—Legal Proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, file actions to nullify, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive harm. If the ownership of any of our trademarks or domain names is legally challenged and such challenges result in adverse judicial decisions rendered against us, we may be prohibited from further using our trademarks and domain names. In addition, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or the INPI/BPTO). In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, which could adversely affect our business.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making infringement claims and attempting to extract settlements. Even if we became party to intellectual property related claims that we believe to be without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, adjust our business practices or operations, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain services or using certain brands. Even if we have an agreement for indemnification against such costs, the party providing such indemnification may be unwilling or unable to comply with its indemnification obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenues and earnings could be adversely impacted.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose clients as a result of any acquisition, partnership or joint venture. In addition, we may be unable to realize the expected benefits, synergies or developments that we may initially anticipate. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.

Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. In addition, we may spend time and money on projects that do not increase our revenue or profitability. To the extent we finance any acquisition or investment in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we finance any acquisition or investment with the proceeds from the incurrence of debt, this would increase our level of indebtedness and could negatively affect our liquidity, credit rating and restrict our operations. Our competitors may be willing to pay more than us for acquisitions or investments, which may cause us to lose certain opportunities that we would otherwise desire to complete. Moreover, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial and/or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot assure you that any acquisition, partnership, investment or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a dynamic industry, and we have experienced significant change in recent years, including preparing for and conducting this offering, and the emergence of new risks within the industries in which we operate or may operate in the future. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we and our funds are or may be exposed, we and our funds may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

When our products and services are used in connection with illegitimate transactions we may be exposed to governmental and regulatory sanctions, including outside of Brazil (for example, U.S. anti-money laundering and economic sanctions violations). Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we and our funds are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we and our funds may become subject in the future. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we and our funds may suffer large financial losses, may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We may not be able to maintain adequate insurance coverage on acceptable terms, or at all, which could have a material adverse effect on our business and financial condition.

We have insurance coverage for, among other things, damages and crimes against property, business trips, and directors’ and officers’ liability. However, we may experience claims in excess of or not covered by our current insurance policies. For example, given the size of certain of our funds and their investments, the relevant member of Vinci Partners (such as the fund managers or advisors to such funds) could be subject to material legal or regulatory actions, including from dissatisfied fund investors, regulators or other third parties, which may not be covered by our current insurance coverage. Further, damage caused to us could, even if covered by our insurance coverage, result in increased insurance premiums. We may not be able to obtain or maintain liability insurance in the future on acceptable terms, or at all, which could in turn create a need or desire for us to build up an internal contingency reserve to cover risks, thus affecting our financial position, which would adversely affect our business and the trading price of our Class A common shares.

Our due diligence processes for investments may not reveal all relevant facts and potential liabilities, which could result in a material adverse effect on our business and financial condition.

We continuously evaluate and carry out due diligence on a broad range of investment opportunities, some of which lead to investment while some do not. When conducting due diligence review of an investment, reliance may be placed on available resources which often include information provided by the target of the investment and, in some cases, third-party investigations and due diligence reports. Information provided or obtained from third-party sources may be limited and could, in some cases, be inaccurate or misleading. Thus, we cannot be certain that the due diligence investigations carried out with respect to an investment opportunity will reveal or highlight all relevant facts, opportunities or risks, including any on-going fraud, that might be necessary or helpful in evaluating such an investment opportunity. Accordingly, there is a risk that the success or future performance of an investment might fall short compared to the financial projections used when evaluating such investment, which may affect our fund’s results.

We may not be able to obtain and maintain requisite regulatory approvals and permits, including licenses for our fund operations.

We are required to maintain regulatory approvals and authorizations. There is a risk that we will not have the ability to obtain and retain requisite approvals and permits from relevant governmental authorities and other organizations, and to comply with applicable laws and regulations, or be able to do so without incurring undue costs and delays, which may result in a financial loss for us. A loss of the requisite approvals and/or permits, or the loss of relevant approvals and/or permits for us to operate or market funds within a certain area or generally, may result in the wind-down or liquidation of existing Vinci Partners funds, and could accordingly have a material adverse effect on the size of our AUM and thus also affect management fees that we receive, as well as the ability to receive performance fees and investment income.

We are subject to risks related to conflicts of interest.

Various conflicts of interest may arise with regard to our operations, our funds, our shareholders and our fund investors. Failure to appropriately deal with conflicts of interest as they arise, or the appearance of conflicts of interest, could harm our brand and reputation or result in potential liability for us, and could have a material adverse effect on our operations, financial position and earnings.

Our funds invest in a broad range of asset classes, including in the equity of portfolio companies, debt securities and corporate loans. In certain cases, certain of our funds may invest in different parts of the same company’s capital structure. In those cases, the interests of the different funds may not always be aligned, which could create actual or potential conflicts of interest or give the appearance of such conflicts. For example, one of our private equity funds could have an interest in pursuing an acquisition, divestiture or other transaction that, in that fund’s judgment, could enhance the value of the private equity investment, even though the proposed transaction could subject a Vinci Partners credit fund’s debt investment to additional or increased risks.

To the extent that any potential investment opportunities have been identified by us, including opportunities to co-invest with other investment managers; which fall within the investment mandate of several of our funds, conflicts of interest may arise in relation to the allocation of the investment opportunity and which fund will pursue the potential investment, in particular when such funds are both managed by the same independent fund manager appointed to act as alternative investment fund manager, and their fund management team. Moreover, we may be subject to conflicts of interest arising from co-investment opportunities where investment advisers to our funds or to investment vehicles with which we co-invest may have an incentive to provide potential co-investment opportunities to certain investors in lieu of others and/or in lieu of an allocation to our funds (including, for example, as part of an investor’s overall strategic relationship with us) if such allocations are expected to generate relatively greater fees or performance allocations to us than would arise if such co-investment opportunities were allocated otherwise.

We have in the past invested alongside our investors, and while we have not targeted any specific investments as of the date of this prospectus, we expect to make investments alongside our investors in the future, including through the use of a substantial part of the proceeds from this offering. While we follow certain internal guidelines and CVM rules in respect of making such investments, these investments could lead to potential conflicts of interest with our clients. When we invest alongside our investors, we make such investments under the same conditions and according to the same fee structures, paying the same management and performance fees. In respect of public offerings, CVM rules prohibit investments by related persons if there is excess demand greater than one third of the amount of securities being offered, and we must adhere to these rules in connection with public offerings of any of our funds. For open-ended funds distributed by us or by third parties, any investor, including us, can invest or divest at any time, though such investor (including us) must comply with the provisions of the respective funds’ bylaws. In the case of our listed funds, any trade made by us can only be executed after first obtaining written pre-clearance from our compliance department. While we believe these conditions, measures, and internal protocols adequately address potential conflicts of interests that may arise from investing alongside our clients, there can be no assurance that we will adequately address all potential conflicts of interest, which could have an adverse effect on our customer relationships, thereby adversely affecting our reputation and our business.

Our funds may acquire investments from, or sell investments to, other Vinci Partners funds, and members of the board of the general partner or the fund manager of our funds may be officers or directors of entities which are not part of Vinci Partners and which provide advice or services to, or engage in other transactions with, a Vinci Partners fund or to one or more portfolio companies of a Vinci Partners fund. Such conflicts of interest may not always be properly disclosed. According to our internal policies, our officers, directors, members, managers, and, employees are prohibited from holding an interest in a portfolio company of our private funds, unless otherwise authorized by the compliance department and in certain cases where required by law to maintain plurality of partners. However, if our officers, directors, members, managers, employees, or other legal entities or entities of Vinci Partners hold or acquire a direct or indirect interest in a portfolio company of a Vinci Partners fund, this may create a conflict of interest. Such conflicts may result in litigation arising from investor dissatisfaction and may cause fund investors to explore withdrawing or cancelling their commitments to a Vinci Partners fund, or not to invest in new Vinci Partners funds, which could affect the size of the AUM being managed in existing Vinci Partners funds.

Certain policies and procedures implemented to mitigate potential conflicts of interest and address certain regulatory requirements may reduce the synergies across our various businesses.

Because we act in portfolio management, in distribution of our funds, and in advisory services, we may be subject to a number of actual and potential conflicts of interest and subject to greater regulatory oversight and more legal and contractual restrictions than that to which we would otherwise be subject if we had just one line of business. To mitigate these conflicts and address regulatory, legal and contractual requirements across our various businesses, we have implemented certain policies and procedures (for example, information walls) that may reduce the positive synergies that we cultivate across these businesses for purposes of identifying and managing attractive investments. For example, we may come into possession of material non-public information with respect to issuers in which we may be considering making an investment or issuers in which our affiliates may hold an interest. As a consequence of such policies and procedures, we may be precluded from providing such information or other ideas to our other businesses that might be of benefit to them.

Changes to applicable accounting standards, or changes to the interpretations thereof, could have a material adverse effect on Vinci Partners.

Vinci Partners applies IFRS in the preparation of its financial statements. In preparing our financial statements, we make judgments and accounting estimates that affect the application of our accounting policies and the reported amounts of assets, liabilities, income, including the recognition of performance fees, and expenses. Valuation methodologies for certain assets in our funds can be subject to significant subjectivity and the fair value of assets established pursuant to such methodologies may never be realized, and valuation methodologies for historical Vinci Partners funds may differ to the valuation methodologies used for current or future Vinci Partners funds. Amendments to, and changes to interpretations of, existing accounting standards could have a significant effect on Vinci Partners’ financial condition, and also result in extensive adoption costs.

The ability to comply with applicable accounting standards depends in some instances on determinations of fact and interpretations of complex provisions for which no clear precedent or authority may be available, or where only limited guidance may be available. If we are unable to accurately apply the relevant accounting standards, our financial reporting could be incorrect, and could require a restatement of our financial statements and result in a material adverse effect on our reputation, our business, our financial condition and results of operations, thereby adversely affecting the market price of our Class A Shares.

Certain Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy, monetary policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	public health crises, such as the ongoing COVID-19 pandemic;

•	energy and water shortages and rationing;

•	commodity prices; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Significant Factors Affecting Our Results of Operations—Brazilian Macroeconomic Environment.”

Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. In addition, the Brazilian Supreme Court is currently investigating Brazil’s current President in connection with allegations made by the former Minister of Justice. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the value of our investments, and could adversely affect our financial condition, results of operations and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.3%, 3.7% and 2.9% as of December 31, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015, to 4.50% as of December 31, 2018, as established by the COPOM. On February 7, 2018, the COPOM reduced the SELIC rate to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate of 6.50% on May 16, 2018, and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019, and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020 and as of the date of this prospectus, the SELIC rate is 2.0%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8742 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.6407 per US$1.00 on September 30, 2020, which reflected a 39.9% depreciation in the real against the U.S. dollar during the nine months ended September 30, 2020. As of December 10, 2020, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.0852 per US$1.00.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may depreciate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.1% in 2017, a growth of 1.1% in 2018 and a growth of 1.1% in 2019, while as of June 30, 2020, Brazilian GDP measured for the prior four quarters contracted an estimated 2.2%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the expansion of our client base. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. On December 24 2020, the United Kingdom and the European Commission reached an agreement on the terms of its future cooperation with the European Union. On December 31, 2020, the European Union (Future Relationship) Act was enacted in the United Kingdom and the agreement reached with the European Commission is currently expected to come into full force in February 2021 once relevant E.U. institutions have also ratified the agreement, prior to which the agreement is being applied on a provisional basis. Significant political and economic uncertainty remains about whether the terms of the relationship between the United Kingdom and the European Union will differ materially in practice from the terms before withdrawal. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Ongoing developments and uncertainty relating to the U.S. federal elections, including judicial challenges and a split between the party of the President and the party that is in the majority in the Senate, may materially adversely affect the U.S. and global economies and capital markets, including the Brazilian economy and capital markets, which may, in turn, materially adversely affect the trading price of our Class A common shares. In addition, it is unclear the degree to which current political divisions in the United States will continue into the next four-year presidential term. We are also unable to predict the policies that will be adopted by a new presidential administration and the effects of any such policies, if implemented. These political divisions and policies may materially adversely affect the United States and global economies and capital markets, including the Brazilian economy and capital markets, which may, in turn, materially adversely affect the trading price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•

In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive. In the last update, on April 7, 2020, the rating was reaffirmed as BB- with stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending will adversely affect the fiscal performance in 2020.

•

In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 and with a stable outlook.

•

Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.

•

In May 2020, Fitch Ratings confirmed Brazil’s long-term foreign currency sovereign credit rating at BB- and revised Brazil’s outlook from stable to negative. In April 2020, Standard & Poor’s confirmed Brazil’s long-term foreign currency sovereign credit rating at BB- and changed the outlook to stable from positive. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Risks Relating to Our Class A Common Shares and the Offering

There is no existing market for our Class A common shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of our Class A common shares fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, you may have difficulty selling any of our Class A common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq, or otherwise or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•	announcements by us or our competitors of significant contracts or acquisitions;

•	technological innovations by us or competitors;

•	the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our results of operations;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Gilberto Sayão da Silva will own 100% of our outstanding Class B common shares, which will represent approximately 77.9% of the voting power of our issued share capital following this offering, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Immediately following this offering, Gilberto Sayão da Silva will control our company and will not hold any of our Class A common shares, but will beneficially own 26.1% of our issued share capital (or 25.1% if the underwriters’ option to purchase additional Class A common shares is exercised in full) through his beneficial ownership of all of our outstanding Class B common shares, and consequently, 77.9% of the combined voting power of our issued share capital (or 77.0% if the underwriters’ option to purchase additional Class A common shares is exercised in full). Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares we are offering in this offering, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Mr. Sayão da Silva will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. He will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Mr. Sayão da Silva may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of Mr. Sayão da Silva on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. He will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Principal Shareholders.” In addition, for so long as Mr. Sayão da Silva beneficially owns more than two-thirds of our issued share capital, he will also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

So long as Mr. Sayão da Silva beneficially owns a sufficient number of Class B common shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions. However, if our Class B common shares at any time represent less than 10% of the total aggregate number of common shares in the capital of the company outstanding, each Class B common share then outstanding will automatically convert into one Class A common share. For a description of the dual class structure, see “Description of Share Capital.”

We have granted holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association, each holder of our Class B common shares is entitled to preemptive rights to purchase additional common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which will be approximately 26.1% of our outstanding shares, immediately after this offering. The exercise by holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase.

Class A common shares eligible for future sale may cause the market price of our Class A common shares to decrease significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market after this offering (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the completion of this offering, we will have outstanding 41,049,335 Class A common shares and 14,466,239 Class B common shares (or 43,130,356 Class A common shares and 14,466,239 Class B common shares, if the underwriters exercise in full their option to purchase additional shares). Subject to the lock-up agreements described below, the Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below and certain additional limitations described under “Class A Common Shares Eligible for Future Sale—Liquidity Restrictions on Pre-IPO Quotaholders,” be able to sell their Class A common shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares in our share capital or securities convertible into or exchangeable or exercisable for any shares in our share capital during the 180-day period following the date of this prospectus. Our directors and executive officers have agreed to substantially similar lock-up provisions. However, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Banco BTG Pactual S.A. - Cayman Branch, or the Representatives, may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Underwriting,” including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Sales of a substantial number of our Class A common shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

Our ability to pay dividends to our shareholders is restricted by applicable laws and regulations and by the ability of our subsidiaries to pay dividends to us.

We cannot guarantee that we will be able to pay dividends to holders of our Class A common shares following this offering. Holders of our Class A common shares are only entitled to receive cash dividends to the extent our board of directors out of funds legally available for such payments. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. In addition, our holding company structure makes us dependent on the operations of our subsidiaries. See “—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Dividends and Dividend Policy.”

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with Gilberto Sayão da Silva as the beneficial owner of the entirety of our Class B common shares; this will limit or preclude your ability to influence corporate matters.

Each Class A common share, which are the shares being sold in this offering, will entitle its holder to one vote per share and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. The beneficial owner of all of our Class B common shares is Gilberto Sayão da Silva. See “Principal Shareholders.” Due to the ten-to-one voting ratio between our Class B and Class A common shares, Mr. Sayão da Silva will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding and the total number of the issued.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby a holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow such holder to maintain its proportional ownership interests in us (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in us pursuant to our Articles of Association).

In light of the above provisions relating to the issuance of additional Class B common shares, as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holder of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Description of Share Capital—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interests of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common shares immediately after this offering. Based on an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of September 30, 2020, if you purchase our Class A common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $13.06 per share in pro forma net tangible book value. As a result of this dilution, investors purchasing Class A common shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we will be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act for up to five years or such earlier time that we are no longer an emerging growth company. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

Upon the listing of our Class A common shares on the Nasdaq, we will be a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Immediately after the completion of this offering, Gilberto Sayão da Silva will beneficially own 100% of our Class B common shares, representing 77.9% of the voting power of our outstanding share capital (or 77.0% if the underwriters exercise their option to purchase additional Class A common shares in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on our board will be independent upon the closing of this offering. In addition, we do not expect that any of the committees of the board will consist entirely of independent directors upon the closing of this offering. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and the Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•

have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this prospectus;

•

have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•

be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject U.S. investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our Class A common shares, we do not expect to be a PFIC for our 2020 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2020 or any future year is uncertain because, among other things, (1) we will hold a substantial amount of cash following this offering, which is categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). As discussed in “Use of Proceeds,” we plan to use the proceeds from this offering to fund investments, which may generate, at least in part, passive income. To the extent that growth in any such passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Taxation—U.S. Federal Income Tax Considerations.”

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that the Company will not be deemed to be an investment company under the Investment Company Act. Rule 3a-1 under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the first sentence of the preceding paragraph. Furthermore, the Company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of fee receivables for the provision of services, property and equipment, right-of-use leases deferred tax assets, and other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) in the first sentence of the preceding paragraph. Alternatively, we do not believe the Company is an inadvertent investment company by virtue of Section 3(a)(1)(C) of the Investment Company Act, under which an entity is generally deemed to be an “investment company” if, absent an applicable exemption, it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. On an unconsolidated basis, at least 60% of the value of our total assets (exclusive of U.S. government securities and cash items) consists of our interest in Vinci Investments Brazil, our majority owned subsidiary which we believe is a qualifying majority owned subsidiary for purposes of the 40% test described in the preceding sentence, because it is primarily engaged in providing asset management services and is not an investment company by virtue of Rule 3a-1 as described above. In addition, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

However, our subsidiaries have a significant number of investment securities, and we expect to make investments in other investment securities from time to time. We monitor these holdings regularly to confirm our continued compliance with the assets and income test described above. The need to comply with this test may cause us to restrict our business and subsidiaries with respect to the assets in which we can invest (including the manner in which we can use the proceeds from this offering or any other securities offering) and/or the types of securities we may issue, sell investment securities, including on unfavorable terms, acquire assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our Class A common stock, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of your Class A common shares and our ability to pay dividends in respect of our Class A common shares.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

Vinci Partners, the company the Class A common shares of which are being offered in this prospectus, was incorporated on September 21, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Until the contribution of Vinci Partners Brazil quotas to it, prior to the consummation of this offering, Vinci Partners will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

We present in this prospectus the unaudited interim consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019, prepared in accordance with IAS 34, as issued by the IASB, and the audited consolidated financial statements as of December 31, 2019 and 2018 and January 1, 2018, and for the years ended December 31, 2019 and 2018, of Vinci Partners Brazil, our principal holding company and wholly-owned subsidiary, prepared in accordance with IFRS, as issued by the IASB.

Vinci Partners Brazil maintains its books and records in Brazilian reais, the presentation currency for its financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, the financial information presented herein as of September 30, 2020, December 31, 2019 and 2018 and January 1, 2018, and for the nine months ended September 30, 2020 and 2019 and for the years ended December 31, 2019 and 2018, is stated in Brazilian reais, our reporting currency. The consolidated financial information of Vinci Partners Brazil contained in this prospectus is derived from Vinci Partners Brazil’s unaudited interim consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019, together with the notes thereto and audited consolidated financial statements as of December 31, 2019 and 2018 and January 1, 2018, and for the years ended December 31, 2019 and 2018, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Vinci Partners Brazil’s consolidated financial statements included elsewhere in this prospectus.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Following this offering, we will begin reporting consolidated financial information to shareholders, and Vinci Partners Brazil will not present consolidated financial statements. We also maintain our books and records in Brazilian reais and our consolidated financial statements will be prepared in accordance with IFRS, as issued by the IASB.

Vinci Partners Brazil’s and our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on September 21, 2020 for purposes of effectuating our initial public offering.

Our Corporate Reorganization

Prior to this offering, all of the quotaholders of Vinci Partners Brazil, held, directly or indirectly, 8,730,000 quotas of Vinci Partners Brazil which are all of the quotas of Vinci Partners Brazil, our Brazilian principal holding company whose consolidated financial statements are included elsewhere in this prospectus.

Prior to this offering, all of the quotaholders of Vinci Brazil have contributed the entirety of their quotas in Vinci Partners Brazil to us. In return for this contribution, we have issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Partners Brazil, in each case in a one-to- 4.77 exchange for the quotas of Vinci Partners Brazil contributed to us, or the Contribution. Until the Contribution, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of 55,515,574 common shares issued and outstanding immediately following this offering, 14,466,239 of these shares will be Class B common shares beneficially owned by Gilberto Sayão da Silva, and 41,049,335 of these shares will be Class A common shares beneficially owned by the other former quotaholders of Vinci Partners Brazil and the investors purchasing in this offering. See “Principal Shareholders.”

The following chart shows our simplified corporate structure, after giving effect to our corporate reorganization, the Contribution and this offering:

Please read the information in the section entitled “Summary—Our Corporate Structure” for a description of the operations of our material operating subsidiaries.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this prospectus from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Vinci Capital Partners III Catch-Up

The final round of capital raising for the Vinci Capital Partners III fund (the newest fund managed by us within our private equity segment) was closed on April 30, 2019, for a total capital commitment of R$4.0 billion (measured using the exchange rate reported by the Central Bank on April 30, 2019, of R$3.9453 per US$1.00). The amount of capital raised in the final round of funding was R$1.3 billion (measured using the exchange rate reported by the Central Bank on April 30, 2019, of R$3.9453 per US$1.00), representing 33% of the total capital commitment for the fund. We closed a number of funding rounds after the initial closing in 2017 through the final closing on April 30, 2019, and investors who subscribed capital after the initial closing were required to pay a one-time fund management fee equivalent to the amount that each limited partner would have paid if such limited partner had been invested in the fund since the initial round of funding, which one-time fund management fee payments we refer to as the Vinci Capital Partners III Catch-Up. Payment of the Vinci Capital Partners III Catch-Up generated an increase on gross revenue from services rendered of R$26.7 million (or net revenue from services rendered of R$25.9 million) in 2019 of which R$19.1 million was fund management fees from investors related to the 2018 period (equivalent to R$18.5 million of net revenue from services rendered). Because of the magnitude of the Vinci Capital Partners III Catch-Up, which was fully recognized in 2019, our results of operations for the year ended December 31, 2019, and for the nine months ended September 30, 2019, reflect a significantly higher net revenue from services rendered in our private equity segment in comparison with our results of operations for the year ended December 31, 2018, and for the nine months ended September 30, 2020, respectively. In the discussion of our results of operations for the nine months ended September 30, 2020 and 2019 and for 2019 and 2018 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations of Vinci Brazil,” we present the impact of the Vinci Capital Partners III Catch-Up in our 2019 results of operations.

Special Note Regarding Non-GAAP Financial Measures

This prospectus presents our FRE, FRE Margin, Adjusted FRE, Adjusted FRE Margin, PRE, Adjusted PRE, Distributable Earnings, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year and Net Revenue from Fund Management and Advisory as well as Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, and Dividends to Partners excluding unrealized performance fee-related dividends, which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors.

We present FRE, and Adjusted FRE because we believe these are useful metrics to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees. FRE Margin is calculated as FRE divided by Net Revenue from Fund Management and Advisory. Adjusted FRE is calculated as FRE, less Dividends to Partners, excluding performance fee-related dividends. Adjusted FRE Margin is calculated as Adjusted FRE divided by Net Revenue from Fund Management and Advisory.

We present performance related earnings, or PRE, because we believe this measure can provide useful information as a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) net revenue from advisory, plus (c) personnel expenses and profit sharing, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees. Adjusted performance related earnings, or Adjusted PRE, is calculated as PRE, less Dividends to Partners related to performance fees.

We present Distributable Earnings as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income. Adjusted Distributable Earnings is calculated as Distributable Earnings, less Dividends to Partners, excluding unrealized performance fee-related dividends.

We present Adjusted Profit for the year because management evaluates this measure and we believe this measure can provide useful information to investors and analysts regarding the net results of our business, excluding Dividends to Partners. We calculate Adjusted Profit for the year as profit for the year, less Dividends to Partners.

We present Net Revenue from Fund Management and Advisory as a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as total net revenue from services rendered less (a) net revenue from realized performance fees, and less (b) net revenue from unrealized performance fees.

FRE, FRE Margin, Adjusted FRE, Adjusted FRE Margin, PRE, Adjusted PRE, Distributable Earnings, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year and Net Revenue from Fund Management and Advisory as described in this prospectus are non-GAAP measures that are not a substitute for the IFRS measures of earnings. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

We present Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, and Dividends to Partners excluding unrealized performance fee-related dividends as measures that we use to assess the share of distributions made to our partners and for purposes of calculating a number of the non-GAAP measures described above. Dividends to Partners, represents a portion of total dividends distributed or declared for distribution by Vinci Partners, related to management fees or performance fees; Dividends to Partners related to performance fees are those dividends that are distributed or declared for distribution to partners in connection with performance related to fund outcomes above their respective benchmarks; Dividends to Partners, excluding performance fee-related dividends are those dividends distributed or declared for distribution to partners other than those related to performance fees; and Dividends to Partners, excluding unrealized performance fee-related dividends are dividends that are distributed or declared for distribution to partners other than dividends for which performance fees are not yet recognized as realized performance fee-related dividends under the relevant accounting criteria (i.e., it is not yet highly probable that the amount of revenue related to such fees will not be changed in the income statement).

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, or the World Bank, as well as private sources, such as ANBIMA, B3, Bloomberg, BNDES, CVM, Inter.B Consultoria Internacional de Negócios, McKinsey & Company, Oliver Wyman, and Reuters, among others.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•

general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may invest and attract investors from in the future and their impact on our business;

•	the actual and potential effects of the COVID-19 pandemic and its potential to have an ongoing adverse impact on global, regional and national economies;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	competition in the investment advisory and financial services industry;

•	our ability to implement our business strategy;

•	investment performance of investment funds managed by our asset managers or by third parties;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new appropriately skilled employees;

•	our capitalization and ability to fund new investments;

•	our ability to adapt to the rapid pace of technological changes in the financial services industry;

•

the interests of our controlling shareholder, Gilberto Sayão da Silva, who will own 100% of our outstanding Class B common shares, which will represent approximately 77.9% of the voting power of our issued share capital following this offering;

•	changes in government regulations applicable to the financial services industry in Brazil and elsewhere;

•	our ability to compete and conduct our business in the future;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in investors’ demands regarding investment products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 13,873,474 shares of our Class A common shares in this offering will be approximately US$216.0 million (or US$248.9 million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$17.00 per share would increase (decrease) the net proceeds to us from this offering by approximately US$12.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$15.8 million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering (1) to fund investments in our own products alongside our investors; (2) to pursue opportunities for strategic transactions; and (3) for other general corporate purposes.

Amounts of any proceeds used to fund investments in our own products alongside our investors would be used to accelerate the growth of existing strategies within our business lines, though we could choose to direct proceeds towards the launch of new and complementary investment strategies for our long-term segments (such as private equity, infrastructure, real estate and credit) and our investment products in our more short-term segments (such as hedge funds, public equities and investment products and solutions). We would seek to allocate resources across products with the objective of achieving optimal returns for Vinci Partners and consequently our shareholders, through the combination of capital return and leverage of overall fundraising for our investment strategies.

In addition, we may use the net proceeds from this offering to fund potential future merger and acquisition, partnership and joint venture opportunities. Any acquisitions, if pursued, would be expected to consist of a combination of cash and stock, with the objective of integrating businesses that would be complementary to ours and improve our overall strategic positioning. In pursuing potential acquisitions, we would take into consideration “build-versus-buy” characteristics, and the accretive nature of any acquisition to our business plan.

We may consider acquisition opportunities that reinforce our strategy and market positioning. We will have broad discretion in allocating the net proceeds from this offering. Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

DIVIDENDS AND DIVIDEND POLICY

We intend to pay semi-annual cash dividends on our common shares initially at an amount equal to at least 50% of our Distributable Earnings. We do not have a legal obligation to pay a semi-annual dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends.

In 2019 and 2018, Vinci Partners Brazil paid dividends totaling R$76.2 million and R$45.9 million, respectively. In the nine months ended on September 30, 2020, Vinci Partners Brazil paid dividends totaling R$129.8 million. Subsequent to September 30, 2020, Vinci Partners Brazil declared, made provisions for the payment of, and partially paid dividends related to earnings through the eleven months ended November 30, 2020, totaling R$141.3 million. Of this amount, R$117.0 million were related to the nine months dividend. In addition, Vinci Partners is expected to declare, and make provisions for, the payment of dividends related to earnings for the month of December 2020, prior to the consummation of this offering. The majority of the dividend declared in relation to earnings or retained earnings through December 30, 2020 is expected to be distributed to the former quotaholders of Vinci Partners Brazil by the end of the first quarter 2021, and investors purchasing Class A common shares in this offering will not be entitled to receive any portion of this dividend. See the statement of cash flows to our unaudited interim consolidated financial statements included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations—Partner Dividends” regarding our historical practice for distributing dividends to our partners.

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation—Cayman Islands Tax Considerations.”

Additionally, please refer to “Risk Factors—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

CAPITALIZATION

The table below sets forth our total capitalization (defined as long-term debt and total equity) as of September 30, 2020 (in each case, after giving effect to the nine months dividend and the Contribution), as follows:

•	historical financial information of Vinci Partners Brazil, on an actual basis;

•	of Vinci Partners Brazil after giving effect to the nine months dividend in the amount of R$117.0 million;

•	of Vinci Partners (after giving effect to the Contribution); and

•

of Vinci Partners, as further adjusted to give effect to the items listed in the preceding bullet and to the issuance and sale by us of the Class A common shares in this offering, and the receipt of approximately US$216.0 million (R$1,138.6 million) in estimated net proceeds, considering an offering price of US$17.00 (R$89.60) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

Investors should read this table in conjunction with our unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus, with the sections of this prospectus entitled “Selected Financial Information,” with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with other financial information contained in this prospectus.

	As of September 30, 2020
	Vinci Partners Brazil, actual		Vinci Partners Brazil (after giving effect to the nine months dividend)		Vinci Partners (after giving effect to the Contribution)		Vinci Partners, as further adjusted for this offering (2)
	(US$) (1)	(R$)	(US$) (1)	(R$)	(US$) (1)	(R$)	(US$) (1)	(R$)
	(in thousands)
Long-term debt, excluding current portion (3)	(14,428)	(81,385)	(14,428)	(81,385)	(14,428)	(81,385)	(14,428)	(81,385)
Total equity	(24,277)	(136,939)	(3,540)	(19,969)	(3,540)	(19,969)	(205,389)	(1,158,539)

Total capitalization (4)	(38,705)	(218,324)	(17,968)	(101,354)	(17,968)	(101,354)	(219,817)	(1,239,924)

(1)

For convenience purposes only, amounts in reais as of September 30, 2020, have been translated to U.S. dollars at the exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information about recent fluctuations in exchange rates.

(2)	Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and shareholders’ equity by R$68.0 million.
(3)	Consists solely of non-current lease liabilities.
(4)	Total capitalization consists of long-term debt (excluding current portion) plus total equity.

DILUTION

Prior to this initial public offering and after the Contribution, the prior quotaholders of Vinci Partners Brazil hold all of our issued and outstanding shares, and we hold all of the issued and outstanding quotas in Vinci Partners Brazil.

We have presented the dilution calculation below on the basis of Vinci Partners Brazil’s net tangible book value as of September 30, 2020, because (1) until the contribution of Vinci Partners Brazil quotas to it, Vinci Partners will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments; and (2) the number of common shares of Vinci Partners in issuance prior to this offering was the same as the number of quotas of Vinci Partners Brazil in issuance as of September 30, 2020, after giving effect to the Contribution.

As of September 30, 2020, Vinci Partners Brazil had an adjusted net tangible book value of R$13.0 million, corresponding to a net tangible book value of R$0.3 per share, after giving effect to the nine months dividend and the Contribution. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by 41,642,100, the total number of shares outstanding as of September 30, 2020, after giving effect to the nine months dividend and the Contribution.

After giving effect to the nine months dividend and the Contribution and the sale of the Class A common shares offered by us in this offering, and considering an offering price of US$17.00 per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of September 30, 2020, would have been approximately US$218.5 million, representing US$3.94 per share. This represents an immediate increase in net tangible book value of US$3.88 per share to existing shareholders and an immediate dilution in net tangible book value of US$13.06 per share to new investors purchasing Class A common shares in this offering. Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of this offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of Vinci Partners have the same dividend and other rights, except for voting and preemption rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in this offering.

Net tangible book value per share as of September 30, 2020 (after giving effect to the nine months dividend and the Contribution)	US$	0.06
Increase in net tangible book value per share attributable to new investors	US$	3.88
Pro forma net tangible book value per share immediately after this offering (after giving effect to the nine months dividend and the Contribution)	US$	3.94
Dilution per Class A common share to new investors	US$	13.06
Percentage of dilution in net tangible book value per Class A common share for new investors		76.9%

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value immediately after this offering by US$0.23 per Class A common share and the dilution to investors in this offering by US$0.77 per Class A common share.

To the extent that we grant options in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to new investors. See “Management-Long—Term Incentive Plan.”

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was significantly higher than in previous years. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2585 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3074 per US$1.00. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.8742 per US$1.00 mainly due to the result of lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar in 2019, and R$5.1967 per US $1.00 on December 31, 2020, which represented a 28.9% depreciation in the real against the U.S. dollar in 2020. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. While we are not aware of any recent intervention by the Brazilian government, we cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during a monthly period and on the last day of each month during an annual period, as applicable. As of December 31, 2020, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.1967 per US$1.00.

Year	Period-end	Average (1)	Low (2)	High (3)
2016	3.2585	3.4833	3.1193	4.1558
2017	3.3074	3.1925	3.0510	3.3807
2018	3.8742	3.6558	3.1391	4.1879
2019	4.0307	3.9456	3.6513	4.2596
2020	5.1967	5.1578	4.0213	5.9372

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average (1)	Low (2)	High (3)
July 2020	5.2033	5.2802	5.1111	5.4288
August 2020	5.4713	5.4612	5.2760	5.6510
September 2020	5.6407	5.3995	5.2532	5.6528
October 2020	5.7718	5.6258	5.5205	5.7803
November 2020	5.3317	5.4178	5.2821	5.6932
December 2020	5.1967	5.1456	5.0578	5.2789
January 2021 (through January 15, 2021)	5.2714	5.3320	5.1626	5.4966

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

MARKET INFORMATION

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade in the public market subsequent to this offering at or above the initial public offering price.

SELECTED FINANCIAL INFORMATION

The following tables set forth, for the periods and as of the dates indicated, our selected financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The selected financial information has been derived from the unaudited interim consolidated financial statements of Vinci Partners Brazil as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019, included elsewhere in this prospectus, prepared in accordance with International Financial Reporting Standard IAS No. 34 “Interim Financial Reporting,” or IAS 34 and from the audited consolidated financial statements of Vinci Partners Brazil as of and for the years ended December 31, 2019 and 2018, included elsewhere in this prospectus, prepared in accordance with IFRS, as issued by the IASB.

Income Statement Data

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018
	US$ (1)	R$		(US$) (1)	(R$)
	(in thousands, except percentages)
Total gross revenue from services rendered	44,093	248,715	201,839	55,151	311,093	180,337
Total net revenue from services rendered	41,711	235,280	192,629	52,603	296,717	172,204
Net revenue from fund management	34,613	195,241	167,493	39,677	223,808	146,551
Net revenue from realized performance fees	2,165	12,212	7,480	8,146	45,949	6,042
Net revenue from unrealized performance fees	895	5,046	7,068	2,849	16,071	—
Net revenue from advisory	4,039	22,781	10,588	1,930	10,889	19,611
Personnel expenses and profit sharing	(9,016)	(50,856)	(42,259)	(11,087)	(62,536)	(44,193)
Other general and administrative expenses	(5,942)	(33,519)	(36,910)	(8,997)	(50,751)	(46,562)
Operating profit	26,753	150,905	113,460	32,519	183,430	81,449
Investment income	885	4,990	16,048	3,589	20,244	7,464
Realized gain from investment income	392	2,211	1,895	1,574	8,876	2,355
Unrealized gain from investment income	493	2,779	14,153	2,015	11,368	5,109
Other financial income	156	879	690	163	917	1,259
Finance costs	(1,705)	(9,617)	(9,261)	(2,212)	(12,476)	(12,472)
Profit before income taxes	26,088	147,157	120,937	34,059	192,115	77,700
Income taxes	(5,381)	(30,354)	(25,202)	(6,468)	(36,483)	(21,022)
Profit for the year	20,707	116,803	95,735	27,591	155,632	56,678
Net profit margin (%)	49.6%	49.6%	49.7%	52.5%	52.5%	32.9%
Adjusted Profit for the year (2)	16,183	91,281	68,846	20,155	113,688	33,950
Adjusted Profit Margin (%) (2)	38.8%	38.8%	35.7%	38.3%	38.3%	19.7%

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2020 and for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Adjusted Profit for the year and Adjusted Profit Margin are non-GAAP financial measures that we present for the convenience of investors. See “—Non-GAAP Financial Measures” for a reconciliation of these measures to their nearest GAAP measure and “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures” for further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures.

Balance Sheet Data

	As of September 30,			As of December 31,
	2020	2020	2020 Pro Forma (1)	2019	2019	2018
	(US$) (2)	(R$)		(US$) (2)	(R$)
	(in thousands)
Current assets
Cash and cash equivalents	16,803	94,779	94,779	691	3,896	11,713
Financial instruments at fair value through profit or loss	3,683	20,772	20,772	15,236	85,944	37,583
Trade receivables	5,884	33,191	33,191	10,426	58,808	21,040
Leases	525	2,963	2,963	511	2,883	3,357
Taxes recoverable	198	1,118	1,118	140	789	115
Other receivables	1,274	7,189	7,189	894	5,044	1,469
Total current assets	28,367	160,012	160,012	27,898	157,364	75,277
Non-current assets
Financial instruments at fair value through profit or loss	4,850	27,356	27,356	4,284	24,164	14,313
Trade receivables	3,968	22,382	22,382	2,830	15,961	—
Leases	122	688	688	482	2,717	5,017
Taxes recoverable	26	149	149	91	513	548
Deferred taxes	945	5,328	5,328	391	2,207	575
Other receivables	241	1,357	1,357	236	1,330	1,405
Property and equipment	2,808	15,837	15,837	2,910	16,412	19,330
Right of use – leases	14,947	84,310	84,310	15,669	88,384	81,949
Intangible assets	310	1,747	1,747	482	2,720	3,833
Total non-current assets	28,215	159,154	159,154	27,374	154,408	126,970
Total assets	56,583	319,166	319,166	55,272	311,772	202,247
Liabilities and equity
Current liabilities
Trade payables	30	171	171	58	326	211
Deferred revenue	3,570	20,135	20,135	—	—	—
Leases	3,276	18,479	18,479	3,145	17,738	16,454
Accounts payable	414	2,338	143,662	6,678	37,669	2,527
Labor and social security obligations	5,147	29,033	29,033	5,487	30,948	17,895
Taxes and contributions payable	3,272	18,457	18,457	2,889	16,297	7,584
Total current liabilities	15,710	88,613	229,937	18,256	102,978	44,671
Non-current liabilities
Accounts payable	6	33	33	6	33	1,687
Leases	14,428	81,385	81,385	15,096	85,153	76,550
Payables to related parties	276	1,557	1,557	—	—	8,526
Deferred taxes	1,886	10,639	10,639	1,575	8,883	2,167
Advance to capital increase	—	—	—	—	—	580
Total non-current liabilities	16,596	93,614	93,614	16,677	94,069	89,510
Equity
Share capital	1,548	8,730	8,730	1,524	8,595	8,820
Retained earnings	20,010	112,870	(24,354)	16,209	91,430	49,711
Other reserves	1,990	11,224	11,224	1,439	8,119	7,776
Non-controlling interests in the equity of subsidiaries	730	4,115	15	1,167	6,581	1,759
Total equity	24,277	136,939	(4,385)	20,339	114,725	68,066
Total liabilities and equity	56,583	319,166	319,166	55,272	311,772	202,247

(1)

The unaudited pro forma balance sheet data as of September 30, 2020 has been prepared to give effect to dividends declared through November 30, 2020 in the amount of R$141.3 million. The unaudited pro forma balance sheet data does not reflect any increase in retained earnings subsequent to September 30, 2020.

(2)

For convenience purposes only, amounts in reais as of September 30, 2020 and December 31, 2019, have been translated to U.S. dollars using an exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S.

dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Non-GAAP Financial Measures

This prospectus presents our FRE, FRE Margin, Adjusted FRE, Adjusted FRE Margin, PRE, Adjusted PRE, Distributable Earnings, Adjusted Distributable Earnings, Adjusted Profit for the year, Adjusted Profit Margin for the year and Net Revenue from Fund Management and Advisory as well as Dividends to Partners, Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, and Dividends to Partners excluding unrealized performance fee-related dividends (each as explained in the footnotes to the table below), which are non-GAAP financial measures, and their reconciliations to the nearest measure as defined by IFRS, for the convenience of investors. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018
	US$ (1)	R$		(US$) (1)	(R$)
	(in thousands)
Operating profit	26,753	150,905	113,460	32,519	183,430	81,449
(-) Net revenue from realized performance fees	(2,165)	(12,212)	(7,480)	(8,146)	(45,949)	(6,042)
(-) Net revenue from unrealized performance fees	(895)	(5,046)	(7,068)	(2,849)	(16,071)	—
(+) Compensation allocated in relation to performance fees	385	2,173	862	548	3,091	239
FRE (2)	24,079	135,820	99,774	22,072	124,501	75,646
(-) Dividends to Partners, excluding performance fee-related dividends (3)	(3,906)	(22,034)	(22,969)	(4,674)	(26,365)	(21,157)
Adjusted FRE(2)	20,172	113,786	76,805	17,398	98,136	54,488
Operating profit	26,753	150,905	113,460	32,519	183,430	81,449
(-) Net revenue from fund management	(34,613)	(195,241)	(167,493)	(39,677)	(223,808)	(146,551)
(-) Net revenue from advisory	(4,039)	(22,781)	(10,588)	(1,930)	(10,889)	(19,611)
(+) Personnel expenses and profit sharing	9,016	50,856	42,259	11,087	62,536	44,193
(+) Other general and administrative expenses	5,942	33,519	36,910	8,997	50,751	46,562
(-) Compensation allocated in relation to performance fees	(385)	(2,173)	(862)	(548)	(3,091)	(239)
PRE (4)	2,674	15,085	13,686	10,447	58,929	5,803
(-) Dividends to Partners related to performance fees (3)	(618)	(3,488)	(3,920)	(2,762)	(15,579)	(1,571)
Adjusted PRE (4)	2,056	11,597	9,766	7,685	43,350	4,232
Profit for the year	20,707	116,803	95,735	27,591	155,632	56,678
(-) Net revenue from unrealized performance fees	(895)	(5,046)	(7,068)	(2,849)	(16,071)	—
(+) Income tax from unrealized performance fees	103	582	815	329	1,853	—
(+) Compensation allocated in relation to unrealized performance fees	72	405	601	229	1,289	—
(-) Unrealized gain from investment income	(493)	(2,779)	(14,153)	(2,015)	(11,368)	(5,109)
(+) Income taxes on unrealized gain from investment income	168	945	4,812	685	3,865	1,737

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018
	US$ (1)	R$		(US$) (1)	(R$)
	(in thousands)
Distributable Earnings (5)	19,662	110,910	80,742	23,969	135,200	53,306
(-) Dividends to Partners, excluding unrealized performance fee-related dividends (3)	(4,271)	(24,094)	(24,989)	(6,655)	(37,538)	(22,728)
Adjusted Distributable Earnings (5)	15,391	86,816	55,753	17,314	97,662	30,578
Profit for the year	20,707	116,803	95,735	27,591	155,632	56,678
(-) Dividends to Partners (3)	(4,525)	(25,522)	(26,889)	(7,436)	(41,944)	(22,728)
Adjusted Profit for the year (6)	16,183	91,281	68,846	20,155	113,688	33,950
Total net revenue from services rendered	41,711	235,280	192,629	52,603	296,717	172,204
(-) Net revenue from realized performance fees	(2,165)	(12,212)	(7,480)	(8,146)	(45,949)	(6,042)
(-) Net revenue from unrealized performance fees	(895)	(5,046)	(7,068)	(2,849)	(16,071)	—
Net Revenue from Fund Management and Advisory (7)	38,652	218,022	178,081	41,608	234,697	166,162

(1)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2020 and for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees. Adjusted FRE is calculated as FRE, less Dividends to Partners, excluding performance fee-related dividends.

(3)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations—Partner Dividends” and “Dividends and Dividend Policy” regarding our historical practice for distributing dividends to our partners. Dividends to partners, or Dividends to Partners, represents a portion of total dividends distributed or declared for distribution by Vinci Partners, related to management fees or performance fees. As set forth in the table above, (a) Dividends to Partners related to performance fees are those dividends that are distributed or declared for distribution to partners in connection with performance related to fund outcomes above their respective benchmarks, (b) Dividends to Partners, excluding performance fee-related dividends are those dividends distributed or declared for distribution to partners other than those related to performance fees, and (c) Dividends to Partners, excluding unrealized performance fee-related dividends are dividends that are distributed or declared for distribution to partners other than dividends for which performance fees are not yet recognized as realized performance fee-related dividends under the relevant accounting criteria (i.e., it is not yet highly probable that the amount of revenue related to such fees will not be changed in the income statement). The following table presents a reconciliation of each of Dividends to Partners related to performance fees, Dividends to Partners, excluding performance fee-related dividends, Dividends to

Partners, excluding unrealized performance fee-related dividends and Dividends to Partners to the amount of dividends we report in our financial statements.

	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018
	US$ (a)	R$	R$	(US$) (a)	(R$)
	(in thousands)
Dividends paid	23,017	129,832	60,771	13,514	76,226	45,885
(-) Dividends not related to management fees or performance fees (b)	(18,492)	(104,310)	(33,882)	(6,078)	(34,282)	(23,157)
Dividends to Partners	4,525	25,522	26,889	7,436	41,944	22,728
Dividends to Partners	4,525	25,522	26,889	7,436	41,944	22,728
(-) Management fee-related dividends (c)	(3,906)	(22,034)	(22,969)	(4,674)	(26,365)	(21,157)
Dividends to Partners related to performance fees	618	3,488	3,920	2,762	15,579	1,571
Dividends to Partners	4,525	25,522	26,889	7,436	41,944	22,728
(-) Dividends to Partners related to performance fees dividends	(618)	(3,488)	(3,920)	(2,762)	(15,579)	(1,571)
Dividends to Partners, excluding performance fee-related dividends	3,906	22,034	22,969	4,674	26,365	21,157
Dividends to Partners	4,525	25,522	26,889	7,436	41,944	22,728
(-) Unrealized performance fee-related dividends	(253)	(1,428)	(1,900)	(781)	(4,406)	—
Dividends to Partners, excluding unrealized performance fee-related dividends	4,271	24,094	24,989	6,655	37,538	22,728

(a)

For convenience purposes only, amounts in reais for the nine months ended September 30, 2020 and for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)	Dividends not related to management fees or performance fees are dividends paid to our partners in relation to their participation in the company.
(c)	Management fee-related dividends are the share of our total Dividends to Partners calculated based on the level of net revenue from fund management and from financial advisory services.

(4)

Performance related earnings, or PRE, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) net revenue from advisory, plus (c) personnel expenses and profit sharing, plus (d) other general and administrative expenses, less (e) compensation allocated in relation to performance fees. Adjusted performance related earnings, or Adjusted PRE, is calculated as PRE, less Dividends to Partners related to performance fees.

(5)

Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income. Adjusted Distributable Earnings, or Adjusted Distributable Earnings, is calculated as Distributable Earnings, less Dividends to Partners, excluding unrealized performance fee-related dividends.

(6)

Adjusted Profit for the year is a performance measure that we use to assess the performance of our business and that we present to provide investors and analysts with information regarding the net results of our business, excluding Dividends to Partners. We calculate Adjusted Profit for the year as profit for the year, less Dividends to Partners.
(7)

Net Revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as total net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 and our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018 and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information,” “Summary Financial Information” and “Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 205 full time employees as of September 30, 2020 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments (which we also refer to alternatively as our strategies) include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies (those with annual gross revenue between R$100 million and R$600 million).

We have established a premier independent investment franchise with market leadership across each of our high value-added strategies that we believe provide us with strong competitive advantages. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with adoption of innovative technologies and increasing integration across our business segments, strongly positions us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investments market.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2020	2019	2019	2018
	(in R$ thousands, except as otherwise noted)
Total gross revenue from services rendered	248,715	201,839	311,093	180,337
Total net revenue from services rendered	235,280	192,629	296,717	172,204
Net Revenue from Fund Management and Advisory (1)	218,022	178,081	234,697	166,162
FRE (1)	135,820	99,774	124,501	75,646
FRE Margin (%) (1)	62.3%	56.0%	53.0%	45.5%

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2020	2019	2019	2018
	(in R$ thousands, except as otherwise noted)
PRE (1)	15,085	13,686	58,929	5,803
Distributable Earnings (1)	110,910	80,742	135,200	53,306
Profit for the year	116,803	95,735	155,632	56,678
Net profit margin for the year (%)	49.6%	49.7%	52.5%	32.9%
Adjusted FRE (1)	113,786	76,805	98,136	54,488
Adjusted FRE Margin (%)(1)	52.2%	43.1%	41.8%	32.8%
Adjusted PRE (1)	11,597	9,766	43,350	4,232
Adjusted Distributable Earnings (1)	86,816	55,753	97,662	30,578
Adjusted Profit for the year (1)	91,281	68,846	113,688	33,950
Adjusted Profit margin for the year (%) (1)	38.8%	35.7%	38.3%	19.7%

(1)

Net Revenue from Fund Management and Advisory, FRE, FRE margin, PRE, Distributable Earnings, Adjusted FRE, Adjusted FRE Margin, Adjusted PRE, Adjusted Distributable Earnings, Adjusted Profit for the year and Adjusted Profit Margin for the year are non-GAAP financial measures that we present for the convenience of investors. See “Selected Financial Information—Non-GAAP Financial Measures” for a reconciliation of these measures to their nearest IFRS measure and “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures” for further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures.

	As of September 30,		As of December 31,
	2020	2019	2019	2018
	(in R$ billions)
Client Activity Metrics
AUM at period end	46.1	29.8	34.7	23.4
Average AUM (1)	39.1	26.3	27.7	22.1

(1)	Quarterly average calculated based on the average of the beginning and end of quarter AUM for each quarter.

Overview of Results of Operations

Our AUM increased from R$29.8 billion as of September 30, 2019 to R$46.1 billion as of September 30, 2020, a 54.7% increase. Overall AUM growth was driven by growth across each of our investment strategies, mainly by (1) the increase of net inflows into our public equities and investment products and solutions funds and (2) the launch of a new listed fund and follow-on offerings by listed funds from our real estate segment.

Growth in our AUM is affected by several internal and external factors, including our fundraising efforts, returns on our own funds, macroeconomic factors and the investing environment. The Brazilian basic interest rate, known as the SELIC rate, has been decreasing in recent years from 14.25% (as of July 2015) to the current annual rate of 2.00% (as of September 2020), an all-time low. This rapid and significant decrease has created an environment beneficial to alternative asset management products as well as other non-fixed income products, accelerating the migration of retail and institutional investors in Brazil from fixed-income products to alternative investments, and also provides us with the opportunity to expand our applicable product range. For example, institutional investors, such as large pension funds, often have established performance targets for real returns of at least 5% in order to fulfill their actuarial targets, which become harder to meet with fixed income investments when real interest rates are below 2%. Given that more than 50% of the portfolios of pension funds remain invested in fixed income securities, we believe there is additional potential for migration to alternative investment products from such pension funds.

Our net revenue is composed of (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory.

Total net revenue for the nine months ended September 30, 2020 amounted to R$235.3 million, an increase of R$42.7 million, or 22.1% for the nine months ended September 30, 2019. The increase in our net revenue was mainly driven by (1) an increase in management fees as a result of the increase in our AUM, as mentioned above, (2) an increase in performance fees, related mainly to our hedge funds, real estate, credit and infrastructure segment strategies, and (3) an increase in advisory fees.

FRE increased by R$36.0 million or 36.1%, from R$99.8 million for nine months ended September 30, 2019 to R$135.8 million for nine months ended September 30, 2020. The increase in FRE was mainly driven by (1) an increase in management fees from higher AUM and (2) increase in financial advisory fees, net from R$10.6 million for nine months ended September 30, 2019 to R$22.8 million for nine months ended September 30, 2020. FRE Margin for nine months ended September 30, 2020 was 62.3%, an increase of 6.3 percentage points compared to FRE Margin of 56.0% for nine months ended September 30, 2019.

The difference between our growth rate of 36.1% in FRE and our growth rate of 54.7% in AUM reflects (1) the effect of the Vinci Capital Partners III Catch-Up that resulted in higher total net revenue in 2019 and for this reason a lower growth rate of total net revenue in the nine month period ended September 30, 2020 (see “—Factors Affecting the Comparability of our Results of Operations—Vinci Capital Partners II Catch-Up”), and (2) a portion of net inflow to funds with higher management fees than the average.

Our Adjusted FRE for the nine months ended September 30, 2020 was R$113.8 million, an increase of R$37.0 million, or 48.1%, compared to the nine months ended September 30, 2019. Adjusted FRE Margin for the nine months ended September 30, 2020 was 52.2% which represents an increase of 9.1 percentage points compared to Adjusted FRE Margin of 43.1% for the nine months ended September 30, 2019.

PRE for the nine months ended September 30, 2020 increased by R$1.4 million, or 10.2%, from R$13.7 million for the nine months ended September 30, 2019 to R$15.1 million for the nine months ended September 30, 2020. PRE growth was driven by the increase in performance fees paid due to the outcomes of our funds above their respective benchmarks, mainly in our hedge funds, real estate, credit and infrastructure segments.

Our Adjusted PRE increase R$1.8 million from R$9.8 million for the nine months ended September 30, 2019 to R$11.6 million for the nine months ended September 30, 2020.

Distributable Earnings increased by R$30.2 million or 37.4%, from R$80.7 million for the nine months ended September 30, 2019 to R$110.9 million for the nine months ended September 30, 2020, as driven by the growth in net revenue from services rendered. Our Adjusted Distributable Earnings increased by R$31.0 million, or 55.7%, from R$55.8 million for the nine months ended September 30, 2019 to R$86.8 million for the nine months ended September 30, 2020.

Profit for the year increased by R$21.1 million or 22.0%, from R$95.7 million for nine months ended September 30, 2019 to R$116.8 million for nine months ended September 30, 2020.

We also present Adjusted Profit, which excludes from profit, for the nine months ended September, the amount of Dividends to Partners. Consequently, Adjusted Profit for the period increased by R$22.4 million to R$91.3 million for nine months ended September 30, 2020. Adjusted Profit Margin for the nine months also increased by 3.0 percentage points to 38.8%. See “—Factors Affecting the Comparability of Our Results of Operations—Partner Dividends” regarding our historical practice for distributing dividends to our partners.

Significant Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance are driven by the following factors:

Returns on Investments

As an asset management firm, we rely on the return of our investment funds and a successful investment track record to influence investors to invest in our products, which directly impacts our fund flows and new fund raises. Moreover, our portfolio must be attractive to investors and potential investors when they are considering their range of available alternative investment opportunities.

We believe that the following factors have driven and are expected to continue to drive our future performance and ability to realize a favorable return on investments:

•

Our ability to obtain superior risk-adjusted returns in the long term to meet our clients’ objectives. We must provide differentiated investment strategies for our clients reflecting: (1) a long-term vision to preserve investor capital and provide optimal risk-adjusted returns; (2) an established investment decision-making framework in each of our strategies; (3) operational and cost optimization initiatives (mainly in in our private equity segment) to help businesses execute their growth strategies; (4) efficient capital allocation; and (5) product enhancement through innovation and outside the box solutions.

•

Maintenance of an experienced and qualified management team and success in recruiting and developing qualified staff to execute on our investment strategies with effective oversight from investment committees.

•

Optimization of our business platform with deep integration across functions, including front-office, sales, macroeconomic and proprietary research departments, support departments, products, partners, and specialists.

•	A robust framework and capability to deliver best practices in governance and culture across all of our strategies and portfolio companies and for all our stakeholders.

•

Access to a broad base of investors and limited partners, including, but not limited to, local and foreign institutional investors, government and sovereign wealth funds, high net worth individuals and retail investors, with a range of investment horizons, risk tolerances and return expectations.

•

Strong relationships with contacts across industries and the financial market that provide several channels to generate investment opportunities, including through M&A transactions, IPOs, new financing, and partnerships.

With consolidated investment processes across all of our strategies, we expect to continue to deliver innovative solutions and favorable performance over time to our investors, strengthening our track record as the preferred alternative asset management partner for their capital.

Ability to Deploy Capital and Source Investment Opportunities

Our ability to raise capital for new funds and generate revenue through our products relies on our capacity to allocate capital and source attractive opportunities across our investment strategies, which is impacted by several factors including:

•

The ability of our teams to bring together a wide-ranging network of personal and professional relationships across leading industry executives, business owners, corporate managers, financial and operational advisors and consultants and attorneys in order to facilitate these investment opportunities;

•

Our ability to source top-down and bottom-up approaches for both long-term and short-term investing strategies. For example, our private equity strategy follows a proactive, top-down/bottom-up approach, in which we combine identification of target industries and sectors with identification of companies that fit our hands-on, active investment strategy. This process results in a highly differentiated deal sourcing platform. In our public equities strategy, we focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls;

•

For our customized mandates, our ability to create tailor-made investment management services through our investment products and solutions strategy in order to meet our clients’ expectations regarding returns, investment terms, volatility and risk;

•

Our ability to launch innovative investment products in Brazil, such as Listed Infrastructure Mutual Funds (Fundos de Investimento em Participação de Infraestrutura) and Brazilian REITs (Fundo de Investimento Imobiliário), which has reinforced our brand in the listed funds market;

•	Our ability to maintain our broad network of collaborators to identify opportunities in different sectors and regions in Brazil as part of our long-term investment products;

•	Our ability to maintain strong relationships with market makers and advisory firms that can help generate opportunities and improve our product pipeline;

•

Our capacity to maintain a presence across various regions in Brazil where other investment firms do not usually devote meaningful attention, which we believe allows us to identify previously unnoticed investment opportunities with improved risk-return profiles, including, but not limited to middle-market opportunities (by which we mean opportunities with companies with annual gross revenue between R$100 million and R$600 million);

•

Our ability to maintain a strong reputation among investment management firms, as a preferred partner in structuring competitive processes, arranging credit financing, contributing as shareholders in publicly listed companies and acting as experienced financial advisors;

•

Our ability to cross-sell our products to our clients and use their connections to identify “off-market” opportunities (that is, investment opportunities that we identify internally and are not known by other investment firms); and

•

Our ability to maintain discipline within our investment mandates, with a robust approach to valuation, transaction and operation size, and holding period, as applicable to each of our investment strategies.

Even though the above-listed factors may vary depending on segment, our ability to deploy capital and seek investment opportunities has proven consistent. Our products have passed through international crises, national economic recessions, and political instability; even in the face of these challenges, we have been able to offer differentiated investment opportunities resulting in favorable returns for our investors. We expect to replicate this model, extending our successful track record into the future.

Growth of Our AUM

Our AUM equals the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds.

We generate most of our revenues from management fees and performance fees on funds managed across our investment strategies. Historical fund-raising activities have been impacted by both internal and external factors.

In respect of external factors that have impacted our AUM growth, in the last five years, the Brazilian basic interest rate has fallen from a nominal 14.25% per year to the current annual rate of 2.0%. This rapid and significant change in the SELIC rate has initiated a never-before-seen migration of capital flows to alternative investments now that returns on fixed-income products longer meet investors’ investment return expectations. We expect that such flows will be accentuated in the coming years, as the economic outlook continues to favor lower interest rates for the foreseeable future.

The following chart shows the historical and expected evolution of the SELIC rate for the periods indicated:

Source: IBGE, Boletim Focus as of November 11, 2020 (Central Bank).

As far as internal factors impacting our AUM growth, an increased number of listing of private mutual funds in the public markets in Brazil has also driven AUM growth over the last three years. From a capital raising perspective, publicly listed mutual funds in Brazil operate as if they are companies. We have carried out several IPOs and follow-on offerings for our real estate funds and an IPO for an infrastructure fund. Our current listed funds provide investors with dividend distributions. We believe that we can expand our products and launch new strategies via listed funds. The decrease in the SELIC rate is increasingly drawing retail investors to alternative asset classes; we also believe the share of investment from Brazilian institutional investors in listed funds, which is currently low, can increase significantly in the coming years, which should continue to support the potential growth in this asset class.

The AUM from our pension products has grown from approximately R$8.5 million in December 2015, to approximately R$1.2 billion as of September 30, 2020. With the approval of the Brazilian social security reform in 2020, we expect increased capital flows within this asset class in the coming years, as we believe that demand is growing for long-term investment products with tax incentives.

Our internal efforts to increase AUM include (1) raising new capital and (2) through capital gains. Our ability to raise new capital depends on historical and expected performance of our investment products, our ability to distribute returns to investors, and the ability of our client relations and capital raising teams to support fund management teams in maintaining strong relationships with current limited partners and building relationships with new limited partners.

We expect AUM growth trends to remain favorable in the short and medium terms, driven by the expected low SELIC rate, enhancement of our products, historical returns from our funds, and the strengthening of our relationships with our current and new investors.

Ability to Negotiate Management Fee Rates and Fund Terms

The level of management fees and performance fees carried by our funds directly impacts our revenues. The main factors that impact our effective management fees and performance fees are:

•

Negotiations with investors. As our brand and investment strategies continue to mature, and performance of our products continues to reward clients with strong risk-adjusted returns, we expect that our ability to negotiate fees and fund terms with local and offshore investors will improve.

•

The level of fees we are able to charge in comparison to industry peers. Our local funds in Brazil generally present the same management and performance fees, terms, and conditions of similar industry peers, as applicable to each strategy.

•

The level of performance fees we are able to negotiate. To generate performance fees, returns must surpass each fund’s specified benchmark, which varies according to the respective strategy. We believe these hurdles are beneficial for both our limited partners and for Vinci Partners, as it supports strong alignment of interests.

•

Potential discounts on fees. In certain instances, we use third-party channels to distribute our products, such as placement agents, digital platforms, multifamily offices, and fund allocators, among others. We always negotiate discounts on fees on a case-by-case-basis, and expect that strengthening our brand will improve our bargaining power with these intermediaries. As we expand the number of our distribution channels and competition increases among distributors, we expect to be able to negotiate further decreases in third-party fees.

Management fees and performance fees do not apply to our financial advisory services business, where our business model is mainly based on the payment of success fees upon conclusion of M&A or IPO transactions for our clients.

Ability to Attract, Retain and Develop Talent

We believe that talented and experienced people have been and will continue to be critical for our success. Our ability to attract, retain, and develop qualified and committed employees has been supported by several factors including:

•

A well-designed selection process with five phases of interviews and tests on average, in which the candidate is exposed to its potential future managers, senior employees and partners. We believe that a structured recruitment program is important to select the most talented candidates, best aligned with our corporate culture.

•

A highly competitive selection process. In 2019, we received 3,000 resumes from candidates applying for a position with Vinci Partners. Of those candidates, our HR team selected and interviewed 263 candidates for 33 positions, which represents an average of 8 candidates interviewed per slot and 91 applications per slot.

•

A meritocratic environmental which motivates our junior associates and senior employees to develop their careers within our organization. As consequence, a significant number of our investment professionals currently serving in important decision-making roles have been internally sourced and trained.

•	A fair, meritocratic, and established process for selecting new members of our partnership.

•

Competitive annual bonuses (equivalent to 82% of total compensation for non-partner employees, on average) that reflect on our employees’ contribution to our results in the relevant year. We provide comprehensive feedback annually as part of the determination of each employee’s variable compensation.

•

Our annual total compensation is above market average among Brazilian financial institutions and asset management firms for key employees and top performers. For entry-level employees, we believe that our value proposition is very attractive (based on the number of applications we receive for our limited number of positions available). As such, we are not competing for new employees based on salary, which keeps our overall compensation for entry-level positions at market rates.

•

We carry out annual modular training through our senior specialist employees in an effort to develop our back-office collaborators and motivate them to assume front-office roles. We have named this project “Vinci University”.

We expect to implement a Long-Term Incentive Plan for eligible employees in connection with this offering. We expect that this will further enhance our ability to retain talent and promote our meritocratic culture.

Going forward, we believe that as our brand continues to strengthen and as we continue to deliver on our track record of strong risk-adjusted returns, we will continue to attract and retain qualified talent across all of our strategies. We also expect to create new incentive policies and develop opportunities to preserve our culture and retain talent within our organization.

Growth through Commercial Initiatives

We have been investing in all of our commercial divisions with internal teams specifically focused in: (1) institutional investors in Brazil; (2) institutional investors outside Brazil; (3) high net worth individuals; and (4) distribution through open-end platforms of large banks, digital platforms, independent financial advisors, or IFAs, and multifamily offices. We believe that having a sector-specific team for each type of investor improves our relationships and produces more tailored solutions.

Our commercial officers are defined as “relationship owners.” They are close to clients, know and understand their needs, and provide them with access to our entire product portfolio, bringing clients the best our platform has to offer.

In recent years, we have increased our footprint on digital platforms. We are currently present on 25 digital platforms that distribute our products to retail investors. We view digital channels as a significant opportunity for growth, due to the migration of retail investors from fixed-income assets to alternative products. Retail investors utilize mainly digital platforms to access alternative products, such as public equities, real estate, infrastructure, credit, hedge funds, and open-end pension products.

We have been strengthening our relationship with IFAs, including through (1) the commitment of our portfolio managers, whose products are available on platforms, to participate in visits to IFA offices; (2) ramping up our scheduled visits to the offices of some of the main IFAs; (3) investing in events aimed at this audience by, for example, holding Vinci Days in São Paulo and Rio de Janeiro; and (4) strengthening our presence at IFA events.

Implementation of Our Marketing Strategy

Our marketing strategy reinforces recognition of and confidence associated with our brand. We will continue to build and maintain brand awareness, while generating demand for our products and services through a variety of marketing campaigns.

We have improved our marketing efforts to increase fundraising throughout our commercial areas. Our main initiatives include: (1) monthly podcasts; (2) mail marketing; (3) online interviews between our portfolio managers and social media investment influencers; and (4) recurring posts about our products and investments on our social media pages.

We believe that strengthening our brand awareness by educating clients about our history and creating awareness of our strong returns can increase the success of our fundraising efforts and consequently our AUM.

Given the nature of our business model, our investments in marketing and advertising campaigns do not result in returns in the same period in which they are made but rather over subsequent periods.

Our Ability to Compete Effectively

While we have a differentiated business model and a broad range of alternative investment products and services in Brazil, we compete with other investment managers in each specific strategy to attract new clients, increase returns on clients’ investments, win mandates in financial advisory transactions and introduce innovative financial products. Our ability to compete is influenced by key factors such as:

•	the historical performance of our products and asset classes;

•	our ability to improve our platform and launch new products and services;

•	the ability to deliver competitive returns to investors;

•	the transaction costs we incur in providing our services;

•	our ability to hire and retain talent; and

•	our ability to maintain the security of our platform and solutions.

See “Business—Competition” for more detail on our competitors.

Foreign Exchange Rates

We manage funds that charge management and performance fees in U.S. dollars. Some of these funds are also invested in U.S. dollar assets through our investment products and solutions segment; however, most of the capital raised by these funds is invested in Brazil through our private equity funds.

In these funds, although return hurdles and fees are in U.S. dollars, the capital is invested in companies that generate most of their cash flow in Brazilian reais, which presents a structural currency mismatch. This mismatch could affect our ability to generate carry in our U.S. dollar-based funds, given that extremely volatile exchange rate fluctuations can impair fund returns in U.S. dollars. Our private equity team has designed strategies to mitigate our exposure to the exchange rate risk associated with this structure.

As of September 30, 2020, approximately R$9.9 billion of our AUM, or 21.5%, was related to funds that are raised in U.S. dollars but invested in Brazilian reais.

Taxes and Potential Changes in Tax Laws and Interpretations

We conduct our business, including transactions within the group, in accordance with our interpretation and understanding of applicable tax laws and treaties or other regulations, and the requirements of the tax authorities in applicable jurisdictions. There can be no assurance that our interpretation of applicable laws, regulations, case laws or practices have been, or will continue to be correct, or that such laws, regulations, case laws or practices will not be amended, possibly with retroactive effect. Potential amendments of applicable tax laws and treaties or other regulations, and the requirements of relevant tax authorities may impact our profits and cash flows.

Brazilian Macroeconomic Environment

Our business is impacted by overall market activity and, in particular, market flows, trading prices and trading volume. While our business is impacted by the overall activity of the market and certain market volatility, this impact is mitigated by (1) the fact that our long-term funds (which comprise 47.9% of our AUM as of September 30, 2020) are close-ended funds with lock-up periods of up to 15 years or even perpetual in the case of our listed real estate products and quasi-perpetual in the case of our infrastructure products, (2) most of our customers are qualified investors (as defined under CVM rules), institutional clients or investors outside of Brazil that allocate a portion of their capital in emerging markets.

Most of the assets we manage are allocated in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the assets to which we are exposed. Factors such as the availability of credit, disposable income, employment rates and GDP growth in Brazil can directly and indirectly impact the performance of our funds and our results of operations. Our results of operations are also affected by levels of interest rates, the expansion or contraction of the capital markets, trading volumes and market inflows in Brazil, each of which impacts the number and overall volume of capital markets transactions and available overall liquidity. For more information, see “Risk Factors—Certain Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2020	2019	2018	2017
	(in percentages, except as otherwise indicated)
Real growth (contraction) in GDP (1)	(2.2)	1.1	1.3	1.3
Inflation (IGP-M) (2)	14.3	7.3	7.5	(0.5)
Inflation (IPCA) (3)	1.3	4.3	3.8	3.0
Long-term interest rates—TJLP/TLP (average) (4)	4.9	6.2	6.7	7.1
CDI interest rate (average) (5)	3.1	5.9	6.4	9.9
Period-end exchange rate / R$ per US$1.00	5.64	4.03	3.87	3.31
Average exchange rate / R$ per US$1.00 (6)	5.08	3.95	3.65	3.19
Appreciation (depreciation) of the real vs. US$ in the period (7)	(28.6)	(4.0)	(16.9)	(1.8)

Sources: FGV, IBGE, IPEA, Central Bank and Bloomberg.

(1)	Average of the last four quarters compared to the previous four quarters. Most recent GDP data available as of June 30, 2020.

(2)	Inflation (IGP-M) is the general market price index measured by the FGV.

(3)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(4)	TJLP/TLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(5)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).

(6)	Average of the exchange rate on each business day of the year.

(7)	Comparing the U.S. dollar closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

Inflation has a direct effect on our contracts with certain suppliers, such as telecommunications operators, whose costs are indexed to the IPCA, and data processors, whose labor costs are adjusted according to inflation. While inflation may cause our suppliers to increase their prices, we are generally able to offset this effect as higher inflation typically results in higher interest rates, increasing our spreads on certain transactions.

Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of the net interest margins we earn on financial investments we allocate customer funds to on an overnight basis, compounding our AUM base as well as the potential mix of products clients are willing to invest in.

Vinci DTVM

Until 2016, the CVM required that an asset management firm must engage third parties to distribute its investment products, as distribution by asset management firms was forbidden. Consequently, we engaged a segregated entity named Vinci DTVM Ltda. authorized by BACEN and the CVM to distribute our products to selected investors. In 2016, CVM Rule No. 558/2015 came into effect and asset management firms were authorized to distribute securities issued by the investment funds the portfolio of which is managed by them. After this rule, we reorganized our operations to be in accordance with the requirements set forth in the regulation to distribute our products directly to the investors and no longer engage Vinci DTVM Ltda. as an intermediary. As part of our transition away from using Vinci DTVM Ltda. to distribute our products, we hired personnel away from Vinci DTVM Ltda. dedicated to the sale and distribution of products, as well certain support areas, primarily in July 2018 and April 2019.

Factors Affecting the Comparability of our Results of Operations

Vinci Capital Partners III Catch-Up

The final round of capital raising for the Vinci Capital Partners III fund (the newest fund managed by us within our private equity segment) was closed on April 30, 2019, for a total capital commitment of R$4.0 billion (measured using the exchange rate reported by the Central Bank on April 30, 2019, of R$3.9453 per US$1.00). The amount of capital raised in the final round of funding was R$1.3 billion (measured using the exchange rate reported by the Central Bank on April 30, 2019, of R$3.9453 per US$1.00), representing 33% of the total capital commitment for the fund. We closed a number of funding rounds after the initial closing in 2017 through the final closing on April 30, 2019, and investors who subscribed capital after the initial closing were required to pay a one-time fund management fee equivalent to the amount that each limited partner would have paid if such limited partner had been invested in the fund since the initial round of funding, which one-time fund management fee payments we refer to as the Vinci Capital Partners III Catch-Up. Payment of the Vinci Capital Partners III Catch-Up generated an increase on gross revenue from services rendered of R$26.7 million (or net revenue from services rendered of R$25.9 million) in 2019 of which R$19.1 million was fund management fees from investors related to the 2018 period (equivalent to R$18.5 million of net revenue from services rendered). Because of the magnitude of the Vinci Capital Partners III Catch-Up, which was fully recognized in 2019, our results of operations for the year ended December 31, 2019, and for the nine months ended September 30, 2019, reflect a significantly higher net revenue from services rendered in our private equity segment in comparison with our results of operations for the year ended December 31, 2018, and for the nine months ended September 30, 2020, respectively. In the discussion of our results of operations for the nine months ended September 30, 2020 and 2019 and for 2019 and 2018 under “—Results of Operations of Vinci Brazil,” we present the impact of the Vinci Capital Partners III Catch-Up in our 2019 results of operations.

Partner Dividends

In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. On an annual basis the partners determine the amount of dividends to be paid to each quotaholder. This practice is consistent with similar companies in our industry in Brazil that are limited liability companies.

In future periods, we expect to change the dividends distribution policy, and will implement a profit sharing scheme with our partners. This change will potentially increase our personnel expenses in future periods. As a result, our results of operations in future periods will not be comparable to the results of operations reported in this prospectus.

Description of Management Fees

Generally, we charge management fees as a flat percentage of the AUM of the respective fund. However, for the listed real estate funds that we manage, the percentage charged as a management fees may be reduced due to increases in the amount of AUM of the respective fund.

For our flagship Vinci Capital Partners, or VCP funds, during the investment periods of such funds, management fees are charged against committed capital for both U.S. dollar-denominated and real-denominated funds. Once the investment period ends, the U.S. dollar-denominated funds charge management fees against invested capital, while the real-denominated funds charge management fees against net asset value. This distinction between U.S. dollar-denominated funds and real-denominated funds applies only to management fees. Performance fees are calculated on the basis as described.

Description of Performance Fees

Brazilian regulations applicable to us and the performance fees that we can charge, set forth certain requirements for the performance fee structures of funds managed by us, as described below.

•	Performance fees must be tied to a verifiable index as a benchmark, published by an independent source, and compatible with the investment policy of the relevant fund.

•	Performance fees may not be payable in respect of a percentage of the index inferior to 100.0%.

•

Other than for private asset funds, performance fees cannot be charged for a period of less than six months, such that performance is measured every six months in accordance with the by-laws of the respective fund, and performance fees are charged based on the accrued performance in such six-month period, after which the measurement window is reset.

•	The performance fees shall be calculated based on net asset value, and may consider any distribution for shareholders in the calculation.

•

At the date of calculation of the performance fee, we compare the net asset value per quota against either (1) the net asset value per quota as of the date that the performance fee was last charged or (2) the net asset value as of the fund inception date; in either cases the net asset value per quota must always be updated by the corresponding benchmark.

•

In accordance with applicable Brazilian laws and regulations, the general rule is that if the net asset value per quota at the time of the performance fee calculation is lower than the net asset value at the time when the last performance fee was charged or at the subscription date, no performance fee can be charged. However, for foreign, qualified and professional investors (as classified under CVM rules), performance fees may still be charged if the fund outcome for the relevant period was higher than the corresponding benchmark.

As a multi-asset-class asset management firm, we manage a number of funds with different performance fee structures that can be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees every six months based on the performance of the fund above the relevant benchmark. For hedge funds and credit funds, performance fees are generally benchmarked to the Certificado de Depósito Interbancário, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, plus a fixed real interest rate or a market index such as Índice de Mercado Anbima Subíndice B, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our “long only” and “long-biased” strategies, our performance fees are tied to the IBOVESPA index, for the dividend strategies, performance fees are tied to the IDIV index, and for our small cap funds we use the SMLL index (Índice Small Cap) published by the B3.

Both Brazilian funds (those denominated in real) and foreign funds (those denominated in U.S. dollars) pay performance fees to Vinci Partners. The waterfall and catch up mechanisms are similar, except that: (1) U.S. dollar-denominated funds have a preferred return of 8% and pay performance against nominal capital contributions; and (2) real-denominated funds have a preferred return of IPCA plus 8%, and pay performance against real capital contributions (capital contributions are adjusted by IPCA).

For the closed-ended funds focused on income such as real estate funds, we charge a performance fee every six months over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

Description of Principal Line Items

Total net revenue

Total net revenue is composed of: (1) net revenue from fund management; (2) net revenue from realized performance fees; (3) net revenue from unrealized performance fees; and (4) net revenue from advisory, in each case net of taxes and contributions comprised of COFINS, PIS and ISS. See note 15 to our unaudited interim consolidated financial statements and note 15 to our audited consolidated financial statements for more details.

Personnel expenses and profit sharing

Personnel expenses and profit sharing is composed of the total compensation (including salary and profit sharing) paid to our employees and partners.

Other general and administrative expenses

Other general and administrative expenses is made up of third-party expenses, depreciation and amortization, travel and representations, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables. See note 16 to our unaudited interim consolidated financial statements and note 16 to our audited consolidated financial statements.

Investment income

Investment income is income from proprietary investments made by us in our own investment products. See note 17 to our unaudited interim consolidated financial statements and note 17 to our audited consolidated financial statements.

Other financial income

Other financial income is income generated through the investments made with our cash and cash equivalents. See note 17 to our unaudited interim consolidated financial statements and note 17 to our audited consolidated financial statements.

Finance costs

Finance costs include lease agreements, bank fees, investment losses, tax fines, interest on taxes and expense from foreign currency fluctuations. See note 17 to our unaudited interim consolidated financial statements and note 17 to our audited consolidated financial statements.

Income taxes

Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. See note 18 to our unaudited interim consolidated financial statements and note 18 to our audited consolidated financial statements.

Segment Reporting

We report on our operations according to the following segments: (1) private equity, (2) public equities, (3) investment products and solutions, (4) infrastructure, (5) real estate, (6) credit, (7) hedge funds and

(8) financial advisory services. Each of our segments are independently managed and each has its own qualified team. We report revenue for services provided, general and administrative expenses and operating profit in each of these segments. We do not present balance sheet information segregated by segment since we do not use such information to evaluate our business.

Private equity

The strategy for our private equity segment has a sector agnostic approach focused on growth equity investments in Brazil. Opportunistically we also analyze turnaround and greenfield investments. The private equity segment’s main strategic focus is to promote revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. We also take into account non-measurable aspects, such as alignment of the potential investment with ESG goals.

Public equities

Our public equities segment is divided into two strategies: (1) long-only; and (2) dividends. Our long-only strategy is focused on active management and long-term horizon. The strategy concentrates the main ideas originated by our research team, aiming at creating a diversified and consistent portfolio with an investment horizon of three to five years. In turn, our dividends strategy is aimed at stable business models, high cash-flow generation, protected against inflation and with low leverage.

Investment products and solutions

Our investment products and solutions segment is focused on structured solutions. In the execution of its strategies, we consider several measures such as (1) risk profile assessment; (2) preparation of investment policies; and (3) product selection, among others. Our investment products and solutions segment aims at a sophisticated investment strategy combined with relevant alpha generation.

Infrastructure

Our infrastructure segment has exposure to fixed assets, through equity and debt, in several sectors, including, but not limited to, electric energy generation, transportation and logistics.

Real estate

Our real estate strategy is primarily focused on publicly listed real estate funds (REITs). Our investment team is divided into four sub-strategies as follows: (1) shopping malls, (2) properties to support logistics, (3) fund of funds and financial instruments related to real estate assets; and (4) offices.

Credit

Our credit segment is focused on tailor-made credit solutions designed to meet financing needs of both established and growing businesses, while generating interesting credit opportunities for our investors. Our credit investment approach is divided into three specific sub-strategies as follows: (1) long-term opportunities in credit and infrastructure investments, while offering our clients investment alternatives with attractive risk-adjusted returns and not typically available in the market; (2) structured credit, which comprises a credit platform developed in-house for working capital needs; (3) tradable credit, which is focused on high-grade corporate bonds and debt-related securities.

Hedge funds

We have a pioneering approach in the Brazilian hedge fund industry. We have a multi-manager strategy, which comprises several portfolio managers each with its own independent strategy. Our portfolio managers’ strategies include equity, foreign currency trade, financial instruments, sovereign debt investments, among others. We also have a strong risk-monitoring practice to return superior Sharpe ratio and alpha to our investors.

Financial advisory services

Our financial advisory services are focused on providing high value-added financial and strategic advisory services to entrepreneurs, corporate management teams and/or boards of directors, focusing primarily on IPO advisory and M&A transactions, either on the sell side or the buy side.

Evolution of our AUM by Segment and Total AUM

The following table shows the evolution of our AUM by segment and total AUM for the periods presented. The sum of AUM by segment for each period does not equal our total AUM for each period due to certain eliminations of double-counting in our AUM calculation. Our AUM includes amounts that we have co-invested alongside our clients, though such amounts are not meaningful as a share of our total AUM.

	Evolution in AUM and AUM by Segment (1)
	Private Equity(2)(3)	Public Equities	Investment products and solutions	Infra- structure	Real estate	Credit	Hedge funds	Total AUM(1)
	(in millions of R$)
As of January 1, 2018	7,179	3,782	7,786	1,483	1,030	980	1,115	23,354
(+/-) Capital Subscription / (capital return)	(368)	—	—	(143)	—	397	—	(115)
(+/-) Net Inflow / (outflow)	—	(146)	(521)	(52)	626	22	188	117
(+/-) Appreciation / (depreciation)	1,127	495	294	95	35	111	(15)	2,143
As of December 31, 2018 / January 1, 2019	7,937	4,131	7,559	1,383	1,691	1,510	1,287	25,498
(+/-) Capital Subscription / (capital return)	966	—	—	(320)	(119)	503	—	1,029
(+/-) Net Inflow / (outflow)	—	2,428	2,533	420	1,296	50	202	6,929
(+/-) Appreciation / (depreciation)	196	2,071	123	20	480	130	152	3,171
As of December 31, 2019 / January 1, 2020	9,099	8,630	10,215	1,503	3,347	2,193	1,641	36,627
(+/-) Capital Subscription / (capital return)	(37)	—	6	(43)	(29)	(44)	—	(148)
(+/-) Net Inflow / (outflow)	—	4,970	4,125	—	1,455	(38)	723	11,234
(+/-) Appreciation / (depreciation)	1,528	(841)	547	120	(499)	95	15	965
As of September 30, 2020	10,591	12,759	14,892	1,579	4,274	2,205	2,379	48,679
Fee Earning AUM as of January 1, 2018	7,171	3,751	6,977	1,342	1,030	980	1,115	22,366
% of total corresponding AUM—%	99.9%	99.2%	89.6%	90.5%	100.0%	100.0%	100.0%	95.8%
(+/-) Capital Subscription / (capital return)	(65)	—	—	(143)	—	397	—	189
(+/-) Net Inflow / (outflow)	—	(146)	170	(52)	626	22	188	808
(+/-) Appreciation / (depreciation)	(596)	510	(419)	96	35	111	(15)	(279)

	Evolution in AUM and AUM by Segment (1)
	Private Equity(2)(3)	Public Equities	Investment products and solutions	Infra- structure	Real estate	Credit	Hedge funds	Total AUM(1)
	(in millions of R$)
Fee Earning AUM as of December 31, 2018 / January 1, 2019	6,510	4,114	6,728	1,243	1,691	1,510	1,287	23,084
% of total corresponding AUM—%	82.0%	99.6%	89.0%	89.9%	100.0%	100.0%	100.0%	90.5%
(+/-) Capital Subscription / (capital return)	953	—	—	(276)	(119)	503	—	1,061
(+/-) Net Inflow / (outflow)	—	2,343	2,416	420	1,296	50	147	6,673
(+/-) Appreciation / (depreciation)	63	2,073	928	59	480	130	150	3,882
Fee Earning AUM as of December 31, 2019 / January 1, 2020	7,527	8,531	10,072	1,446	3,347	2,193	1,584	34,699
% of total corresponding AUM—%	82.7%	98.9%	98.6%	96.2%	100.0%	100.0%	96.5%	94.7%
(+/-) Capital Subscription / (capital return)	(37)	—	6	(43)	(29)	(44)	—	(148)
(+/-) Net Inflow / (outflow)	—	5,006	4,125	—	1,455	(38)	720	11,267
(+/-) Appreciation / (depreciation)	1,078	(851)	224	93	(499)	95	14	153
Fee Earning AUM as of September 30, 2020	8,568	12,686	14,426	1,495	4,274	2,205	2,318	45,972
% of total corresponding AUM—%	80.9%	99.4%	96.9%	94.7%	100.0%	100.0%	97.4%	94.4%

(1)

The AUM for each segment may include double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

(2)	For Brazilian investors in our VCP private equity strategy, the management fee is calculated over net asset value after the investment period.

(3)

Includes the amounts related to an arrangement with a limited partner to co-invest, at such limited partner’s discretion, in investments in which the Vinci Capital Partners III fund invests, though such amounts have not yet been committed to any funds managed by us. The following amounts were considered in this context: (a) R$827 million (as of January 1, 2018), (b) R$835 million (as of December 31, 2018 / January 1, 2019), (c) R$871 million (as of December 31, 2019 / January 1, 2020) and (d) R$1.2 billion (as of September 30, 2020), considering the applicable U.S. dollar to real exchange rates as of the relevant date.

The following table shows the evolution in our employees working full time in respect of each of our segments for the periods presented.

	Evolution in Full Time Employees by Segment
Number of Full Time Employees, or FTE	Private Equity	Public Equities	Investment Products and Solutions	Infra- structure	Real Estate	Credit	Hedge Funds	Financial Advisory Services
FTEs as of January 1, 2018	15	14	9	6	6	5	6	5

(+/-) Hires / (dismissals)	(2)	(2)	1	(1)	2	—	2	1

FTEs as of December 31, 2018 / January 1, 2019	13	12	10	5	8	5	8	6

(+/-) Hires / (dismissals)	3	(1)	(1)	—	2	1	(2)	—

FTEs as of December 31, 2019 / January 1, 2020	16	11	9	5	10	6	6	6

(+/-) Hires / (dismissals)	1	0	4	1	3	1	0	2

FTEs as of September 30, 2020	17	11	13	6	13	7	6	8

Results of Operations of Vinci Brazil

Nine Months Ended September 30, 2020, compared to Nine Months Ended September 30, 2019

	For the Nine Months Ended September 30,		Variation (%)
	2020	2019
	(R$ thousands, except for percentages)
Total gross revenue from services rendered	248,715	201,839	23.2
Total net revenue from services rendered	235,280	192,629	22.1
General and administrative expenses	(84,375)	(79,169)	6.6
Operating profit	150,905	113,460	33.0
Investment income	4,990	16,048	(68.9)
Other financial income	879	690	27.4
Finance costs	(9,617)	(9,261)	3.8
Profit before income taxes	147,157	120,937	21.7
Income taxes	(30,354)	(25,202)	20.4
Profit for the year	116,803	95,735	22.0
Net profit margin (%)	49.6%	49.7%	(0.1)

Total net revenue from services rendered

Total net revenue from services rendered for the nine months ended September 30, 2020 totaled R$235.3 million, a 22% increase from R$192.6 million for the nine months ended September 30, 2019. This R$42.7 million increase was primarily attributable to:

(1)

a R$27.7 million, or 17%, of increase in net fund management fees, primarily due to an increase in revenue from management fees in six of our segments have presented growth in revenue, due primarily to:

(a)

a R$14.5 million, or 59% increase in net revenue from the management fees related to the public equities segment, due primarily to the increase in AUM of the flagship Vinci Mosaico fund which also contributed to an increase in the fee rate for the segment;

(b)	a R$13.6 million, or 75% increase in net revenue from the management fees related to the investment and products solutions segment, due primarily to AUM net inflows of R$5.3 billion; and

(c)

a R$9.6 million, or 85% increase in net revenue from the management fees related to the real estate segment, due primarily to AUM net inflows of R$2.2 billion into our funds focused on retail, logistics and offices strategies; and

(d)

which increases were partly offset by a decrease of R$18.7 million in our private equity segment as consequence of the effect of Vinci Capital Partners III Catch-Up recorded in the nine months ended September 30, 2019 (see “—Factors Affecting the Comparability of our Results of Operations—Vinci Capital Partners III Catch-Up”);

(2)	a R$12.2 million, or 115% increase in advisory fees; and

(3)	a R$2.7 million increase in net performance fees, primarily due to:

(a)	a R$3.9 million increase in realized performance driven by the hedge funds, real estate, credit and infrastructure segments; and

(b)	partially offset by a R$1.2 million decrease in performance fees in our private equity, public equities and investment products and solutions segments.

General and administrative expenses

The following table sets forth our general and administrative expenses for the nine months ended September 30, 2020 and 2019:

	For the Nine Months Ended September 30,
	2020	2019	Variation (%)
	(R$ thousands, except for percentages)
Income Statement Data
Personnel and profit sharing (bonus)	(50,856)	(42,259)	20.3
Third-party expense	(14,920)	(15,073)	(1.0)
Right of use depreciation	(6,312)	(8,467)	(25.5)
Depreciation and amortization	(3,549)	(3,845)	(7.7)
Travel and representations	(795)	(2,599)	(69.4)
Other operating expenses	(7,943)	(6,926)	14.7
Total general and administrative expenses	(84,375)	(79,169)	6.6

General and administrative expenses totaled R$84.4 million for the nine months ended September 30, 2020, a R$5.2 million, or 6.6% increase from R$79.2 million for the nine months ended September 30, 2019, primarily attributable to:

(1) a R$8.6 million, or 20.3%, increase in personnel and profit sharing expenses mainly related to (a) an R$7.3 million increase in profit sharing tied to the growth in our results of operations during the period; and (b) a R$1.3 million increase in personnel expenses in connection with growth in our head count; and

(2) offset by a decrease of R$3.4 million, or 9.2%, in other expenses mainly related to (a) a decrease of R$2.2 million in right of use depreciation caused by a one off expense that occurred in 2019 related to the relocation of our office in New York City and the growth in our Rio de Janeiro and São Paulo offices in 2020 and (b) a decrease of R$1.8 million in travel and representation expenses as the COVID-19 pandemic forced the use of virtual meetings and events, and also other business solutions instead of in-person meetings and events.

Operating profit

As a result of the foregoing, operating profit totaled R$150.9 million for the nine months ended September 30, 2020, an increase of R$37.4 million, or 33% from R$ 113.5 million for the nine months ended September 30, 2019.

Finance profit (loss), net

Finance profit (loss), net recorded a loss of R$3.7 million for the nine months ended September 30, 2020, a decrease of R$11.2 million, or 150% from profit of R$7.5 million for the nine months ended September 30, 2019, driven primarily by a decrease of R$10.7 million in the fair market value of an investment in a private equity fund.

Income taxes

Income tax expense totaled R$30.4 million for the nine months ended September 30, 2020, an increase of R$5.2 million, or 20% from R$25.2 million for the nine months ended September 30, 2019. This increase was primarily attributable to an increase in taxable income for the period.

Profit for the year

As a result of the foregoing, profit totaled R$116.8 million for the nine months ended September 30, 2020, an increase of R$21.1 million, or 22%, from R$95.7 million on the same period of the last year.

Results of Operations by Segment for the Nine Months Ended September 30, 2020, compared to the Nine Months Ended September 30, 2019

For the Nine Months Ended September 30, 2020	Private Equity	Public Equities	Investment Products & Solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory	Corporate Center	Total
Revenue from services rendered	76,946	43,573	36,381	20,226	24,166	13,281	10,305	23,836	—	248,715
Advisory fee	—	—	105	—	995	—	—	23,836	—	24,936
Management fee	77,290	41,053	33,168	12,464	22,220	12,000	7,434	—	—	205,630
Performance fee	(344)	2,520	3,107	7,762	951	1,281	2,870	—	—	18,148
Taxes	(3,684)	(2,045)	(1,699)	(1,244)	(1,386)	(741)	(575)	(2,062)	—	(13,435)
Net revenue from services rendered	73,262	41,529	34,682	18,982	22,780	12,540	9,730	21,774	—	235,280
Advisory fee	—	—	96	—	911	—	—	21,774	—	22,781
Management fee	73,587	39,052	31,621	11,659	20,971	11,331	7,020	—	—	195,241
Performance fee	(324)	2,476	2,965	7,324	898	1,209	2,710	—	—	17,258
General and administrative expenses	(5,591)	(4,061)	(7,575)	(3,413)	(3,569)	(1,898)	(2,043)	(1,350)	(54,875)	(84,375)
Operating profit	67,672	37,467	27,106	15,570	19,211	10,643	7,687	20,424	(54,875)	150,905

For the Nine Months Ended September 30, 2019	Private Equity	Public Equities	Investment Products & Solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory	Corporate Center	Total
Revenue from services rendered	95,681	29,093	23,906	15,335	13,678	10,124	5,771	8,253	—	201,839
Advisory fee	—	—	1,672	—	1,651	—	—	8,253	—	11,576
Management fee	95,681	25,688	18,940	7,843	12,026	9,710	4,989	—	—	174,877
Performance fee	—	3,405	3,293	7,492	—	414	782	—	—	15,386
Taxes	(3,358)	(1,370)	(1,203)	(866)	(813)	(572)	(326)	(701)	—	(9,210)
Net revenue from services rendered	92,323	27,723	22,702	14,468	12,865	9,552	5,445	7,552	—	192,629
Advisory fee	—	—	1,527	—	1,508	—	—	7,552	—	10,588
Management fee	92,323	24,510	18,036	7,400	11,356	9,162	4,707	—	—	167,493
Performance fee	—	3,213	3,139	7,069	—	390	738	—	—	14,548
General and administrative expenses	(5,645)	(4,101)	(4,912)	(4,703)	(2,598)	(1,363)	(1,729)	(2,007)	(52,112)	(79,169)
Operating profit	86,678	23,622	17,790	9,765	10,267	8,189	3,715	5,545	(52,112)	113,460

Private equity

Net revenue from services rendered

Net revenue from services rendered in our private equity segment for the nine months ended September 30, 2020 was R$73.3 million, a decrease of R$19.1 million, or 20.6%, from R$92.3 million for the nine months ended September 30, 2019, driven primarily by (1) in 2019, the fund Vinci Capital Partners III recorded catch-up payments in the amount of R$25.9 million and no such catch-up payments occurred in the nine months ended September 30, 2020 (see “—Factors Affecting the Comparability of our Results of Operations—Vinci Capital Partners III Catch-Up”), and (b) divestment of the Vinci Capital Partners II Fund during the second half of 2019, reducing the total AUM base for calculation of management fees for the nine months ended September 30, 2020, which factors were offset in part by the positive impact of foreign exchange rate fluctuations on revenue in the nine months ended September 30, 2020.

General and administrative expenses

General and administrative expenses in our private equity segment for the nine months ended September 30, 2020 were R$5.6 million, a decrease of 1%, from R$5.6 million for the nine months ended September 30, 2019 driven by the decrease in travel expenses that were partially offset by increases in third-party services expenses relating to strategic and legal consulting fees for transactions carried out in the period.

Operating profit

As a result of the foregoing, operating profit in our private equity segment for the nine months ended September 30, 2020 was R$67.7 million, a decrease of R$19.0 million, or 22%, from R$86.7 million for the nine months ended September 30, 2019.

Public equities

Net revenue from services rendered

Net revenue from services rendered in our public equities segment for the nine months ended September 30, 2020 was R$41.5 million, an increase of R$13.8 million, or 50%, from R$27.7 million for the nine months ended September 30, 2019, driven by a R$14.5 million increase in management fees due primarily to the increase in AUM of the flagship Vinci Mosaico fund, which accounted for 75.6% of such increase in management fees.

General and administrative expenses

General and administrative expenses in our public equities segment for the nine months ended September 30, 2020 were R$4.06 million, a decrease of R$0.04 million, or 1%, from R$4.10 million for the nine months ended September 30, 2019, which was generally stable, as the increase of R$0.54 million in profit sharing and third party services was offset by a R$0.51 million decrease in personnel and travel expenses.

Operating profit

As a result of the foregoing, operating profit in our public equities segment for the nine months ended September 30, 2020 was R$37.5 million, an increase of R$13.8 million, or 59%, from R$23.6 million for the nine months ended September 30, 2019.

Investment products and solutions

Net revenue from services rendered

Net revenue from services rendered in our investment products and solutions segment for the nine months ended September 30, 2020 was R$34.7 million, an increase of R$12.0 million, or 53%, from R$22.7 million for the nine months ended September 30, 2019, primarily due to a R$13.6 million, or 75% increase in management fee revenue, offset in part by a R$1.4 million decrease in advisory fees. In the twelve months ended September 30, 2020, we recorded net inflows of R$5.3 billion that drove AUM in the segment from R$9.3 billion as of September 30, 2019 to R$14.9 billion as of September 30, 2020.

General and administrative expenses

General and administrative expenses in our investment products and solutions segment for the nine months ended September 30, 2020 were R$7.6 million, an increase of R$2.7 million, or 54%, from R$4.9 million for the nine months ended September 30, 2019, driven primarily by profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our investment products and solutions segment for the nine months ended September 30, 2020 was R$27.1 million, an increase of R$9.3 million, or 52%, from R$17.8 million for the nine months ended September 30, 2019.

Infrastructure

Net revenue from services rendered

Net revenue from services rendered in our infrastructure segment for the nine months ended September 30, 2020 was R$19.0 million, an increase of R$ 4.5 million, or 31%, from R$14.5 million for the nine months ended September 30, 2019, driven primarily by management fees earned in connection with Vinci Energia FIP Infraestrutura, a listed fund that was launched in the second half of 2019.

General and administrative expenses

General and administrative expenses in our infrastructure segment for the nine months ended September 30, 2020 were R$3.4 million, a decrease of R$1.3 million, or 27%, from R$4.7 million for the nine months ended September 30, 2019, driven primarily by a decrease in expenses with third-party services which was partially offset by the increase in personnel and profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our infrastructure segment for the nine months ended September 30, 2020 was R$15.6 million, an increase of R$5.8 million, or 59%, from R$9.8 million for the nine months ended September 30, 2019.

Real estate

Net revenue from services rendered

Net revenue from services rendered in our real estate segment for the nine months ended September 30, 2020 was R$22.8 million, an increase of R$9.9 million, or 77%, from R$12.9 million for the nine months ended September 30, 2019, driven primarily by growth in AUM for the segment, which was R$4.2 billion as of September 30, 2020, an increase of R$2.0 billion compared to AUM of R$2.2 billion as of September 30, 2019. The drivers of AUM growth for the segment (and consequently revenue) were follow-on offerings by the listed funds, Vinci Logistica and Vinci Shopping Center, and the launch of a new listed fund, Vinci Offices.

General and administrative expenses

General and administrative expenses in our real estate segment for the nine months ended September 30, 2020 were R$3.6 million, an increase of R$1.0 million, or 37%, from R$2.6 million for the nine months ended September 30, 2019, driven primarily by personnel expenses related to the increase in our head count.

Operating profit

As a result of the foregoing, operating profit in our real estate segment for the nine months ended September 30, 2020 was R$19.2 million, an increase of R$8.9 million, or 87%, from R$10.3 million for the nine months ended September 30, 2019.

Credit

Net revenue from services rendered

Net revenue from services rendered in our credit segment for the nine months ended September 30, 2020 was R$12.5 million, an increase of R$2.9 million, or 31%, from R$9.6 million for the nine months ended September 30, 2019, driven by (1) the deployment of capital for the funds Vinci Energia Sustentável FIDC and Vinci Fundo de Investimento Renda Fixa Imobiliário—Crédito Privado II, and (2) net inflows to Sabesprev FIM, which was partially offset by a principal paydown in the Vinci Imobiliário Credito Privado I fund, reducing the base for calculation of the management fee.

General and administrative expenses

General and administrative expenses in our credit segment for the nine months ended September 30, 2020 were R$1.9 million, an increase of R$0.5 million, or 39%, from R$1.4 million for the nine months ended September 30, 2019, driven primarily by personnel and profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our credit segment for the nine months ended September 30, 2020 was R$10.6 million, an increase of R$2.4 million, or 30%, from R$8.2 million for the nine months ended September 30, 2019.

Hedge funds

Net revenue from services rendered

Net revenue from services rendered in our hedge funds segment for the nine months ended September 30, 2020 was R$9.7 million, an increase of R$4.3 million, or 79%, from R$5.4 million for the nine months ended September 30, 2019, driven by a R$2.3 million increase in management fees and a R$2.0 million increase in performance fees. AUM increased from R$ 1.4 billion as of September 30, 2019 to R$ 2.4 billion as of September 30, 2020, driven primarily by the net inflow of R$0.9 billion.

General and administrative expenses

General and administrative expenses in our hedge funds segment for the nine months ended September 30, 2020 were R$2.0 million, an increase of R$0.3 million, or 18%, from R$1.7 million for the nine months ended September 30, 2019, driven primarily by personnel and profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our hedge funds segment for the nine months ended September 30, 2020 was R$7.7 million, an increase of R$4.0 million, or 107%, from R$3.7 million for the nine months ended September 30, 2019.

Financial advisory services

Net revenue from services rendered

Net revenue from services rendered in our financial advisory services segment for the nine months ended September 30, 2020 was R$21.8 million, an increase of R$14.2 million, or 188%, from R$7.6 million for the nine months ended September 30, 2019, driven primarily by an increase in the average fees of deals completed during 2020 as compared to 2019.

General and administrative expenses

General and administrative expenses in our financial advisory services segment for the nine months ended September 30, 2020 were R$1.4 million, a decrease of R$0.6 million, or 33%, from R$2.0 million for the nine months ended September 30, 2019, driven primarily by a reduction in personnel, marketing and travel expenses.

Operating profit

As a result of the foregoing, operating profit in our financial advisory services segment for the nine months ended September 30, 2020 was R$20.4 million, an increase of R$14.9 million, or 268%, from R$5.5 million for the nine months ended September 30, 2019.

Year Ended December 31, 2019, compared to the Year Ended December 31, 2018

	For the Year Ended December 31,		Variation (%)
	2019	2018
	(R$ thousands, except for percentages)
Total gross revenue from services rendered	311,093	180,337	72.5
Total net revenue from services rendered	296,717	172,204	72.3
General and administrative expenses	(113,287)	(90,755)	24.8
Operating profit	183,430	81,449	125.2
Investment income	20,244	7,464	171.2
Other financial income	917	1,259	(27.2)
Finance costs	(12,476)	(12,472)	n.m.
Profit before income taxes	192,115	77,700	147.3
Income taxes	(36,483)	(21,022)	73.5
Profit for the year	155,632	56,678	174.6
Net profit margin (%)	52.5%	32.9%	19.6

n.m. means not meaningful.

Total net revenue from services rendered

Total net revenue from services rendered in 2019 was R$296.7 million, an increase of R$124.5 million, or 72.3%, from R$172.2 million in 2018. Our revenue growth was driven primarily by:

(1)	a R$77.3 million increase in net fund management fees, primarily due to:

(a)

a R$48.1 million increase in the private equity segment related to the Vinci Capital Partners III fund as a consequence of subscriptions from new investors of nearly R$1.3 million (based on the real to U.S. dollar exchange rate as of December 31, 2019) in 2019 and due to the effect of the Vinci Capital Partners III Catch-Up;

(b)	a R$10.9 million increase in the public equities segment due primarily to the increase in AUM driven by subscriptions from new investors and returns on assets; and

(c)

a R$8.6 million increase in net revenue from the management fees related to the investment products and solutions segment due primarily to the increase in AUM driven by subscriptions from new investors;

(2)	a R$56.0 million increase in net performance fees, primarily due to:

(a)	a R$27.8 million increase in the public equities segment, primarily related to our flagship fund, Vinci Mosaico;

(b)	recognition of unrealized performance in the infrastructure segment in the amount of R$13.8 million; and

(c)	a R$12.0 million increase mainly in the realized performance fees related to the investment products and solutions segment driven by open funds (37%) and client funds (63%).

These increases were offset in part by a R$8.7 million decrease in advisory fee income in the financial advisory services segment, due to fewer completed transactions compared to 2018.

General and administrative expenses

The following table sets forth our general and administrative expenses for 2019 and 2018:

	For the Year Ended December 31,
	2019	2018	Variation (%)
	(R$ thousands, except for percentages)
Income Statement Data
Personnel and profit sharing (bonus)	(62,536)	(44,193)	41.5
Third-party expense	(19,497)	(15,146)	28.7
Right of use depreciation	(10,521)	(11,447)	(8.1)
Depreciation and amortization	(5,998)	(6,074)	(1.3)
Travel and representations	(3,589)	(2,434)	47.5
Other operating expenses	(11,146)	(11,461)	(2.7)
Total general and administrative expenses	(113,287)	(90,755)	24.8

General and administrative expenses in 2019 were R$113.3 million, an increase of R$22.5 million, or 25%, from R$90.8 million in 2018, driven primarily by:

(1)

a R$18.3 million increase in expenses for personnel and profit sharing (bonus) mainly related to (a) the R$12.9 million increase in profit sharing tied to the growth in our results of operations from 2018 to 2019; (b) the R$5.4 million increase in personnel expenses in connection with our hiring the employees of Vinci DTVM Ltda., a third-party broker, to work for us as part of our newly assumed fund distribution activities, as described under “—Significant Factors Affecting our Results of Operations—Vinci DTVM”;

(2)

a R$4.4 million increase in third-party expenses, due primarily to a R$2.5 million reimbursement paid by Vinci Capital Partners III related to third-party expenses recorded in 2018 and that did not recur in 2019; and

(3)

a R$1.2 million increase in travel and representation expenses, due primarily to a R$0.8 million reimbursement paid by Vinci Capital Partners III related to third-party travel and representation expenses recorded in 2018 that did not recur in 2019.

These increases were partially offset by a R$0.9 million decrease in right of use depreciation and a R$76 thousand decrease in depreciation and amortization related to the relocation of our office in New York City.

Operating profit

As a result of the foregoing, operating profit in 2019 was R$183.4 million, an increase of R$102.0 million, or 125%, from R$81.4 million in 2018.

Finance profit/(loss), net

Finance profit (loss), net in 2019 recorded a positive result of R$8.9 million, a change from a financial loss of R$3.7 million in 2018, driven primarily by a R$11.4 million increase in the fair market value of our investments in certain infrastructure funds.

Income taxes

Income tax expense in 2019 was R$36.5 million, an increase of R$15.5 million, or 74%, from R$21.0 million in 2018. This increase was primarily attributable to an increase in taxable income during the year.

Profit for the year

As a result of the foregoing, profit for the year in 2019 was R$155.6 million, an increase of R$99.0 million, or 175%, from R$56.7 million in 2018.

Results of Operations by Segment for the Year Ended December 31, 2019, compared to the Year Ended December 31, 2018

2019	Private Equity	Public Equities	Investment Products & Solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory	Corporate Center	Total
Revenue from services rendered	119,615	69,452	43,315	25,645	21,757	13,780	9,639	7,890	—	311,093
Advisory fee	—	—	1,736	—	2,313	—	—	7,890	—	11,939
Management fee	119,271	37,736	26,687	11,025	19,297	12,962	6,847	—	—	233,826
Performance fee	344	31,716	14,892	14,620	146	818	2,791	—	—	65,328
Taxes	(3,590)	(3,452)	(2,660)	(1,447)	(1,225)	(776)	(542)	(682)	—	(14,376)
Net revenue from services rendered	116,025	66,000	40,655	24,198	20,531	13,004	9,097	7,207	—	296,717
Advisory fee	—	—	1,569	—	2,113	—	—	7,207	—	10,889
Management fee	115,700	35,955	24,785	10,404	18,280	12,229	6,454	—	—	223,808
Performance fee	325	30,045	14,301	13,794	138	775	2,643	—	—	62,020
General and administrative expenses	(9,416)	(7,163)	(8,467)	(6,041)	(4,088)	(1,939)	(2,970)	(2,727)	(70,478)	(113,287)
Operating profit	106,609	58,838	32,188	18,156	16,443	11,065	6,127	4,481	(70,478)	183,430

2018	Private Equity	Public Equities	Investment Products & Solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory	Corporate Center	Total
Revenue from services rendered	69,475	28,626	22,348	12,991	13,057	9,119	6,681	18,039	—	180,337
Advisory fee	—	—	2,970	—	374	—	—	18,039	—	21,383
Management fee	69,475	26,252	16,974	12,991	12,684	8,511	5,685	—	—	152,571
Performance fee	—	2,375	2,404	—	—	608	996	—	—	6,383
Taxes	(1,908)	(1,319)	(1,094)	(703)	(687)	(493)	(367)	(1,560)	—	(8,133)
Net revenue from services rendered	67,567	27,307	21,254	12,288	12,370	8,626	6,314	16,479	—	172,204
Advisory fee	—	—	2,791	—	341	—	—	16,479	—	19,611
Management fee	67,567	25,083	16,159	12,288	12,028	8,053	5,374	—	—	146,551
Performance fee	—	2,224	2,304	—	—	574	940	—	—	6,042
General and administrative expenses	(2,314)	(5,238)	(7,943)	(5,286)	(3,279)	(1,795)	(3,316)	(1,967)	(59,617)	(90,755)
Operating profit	65,253	22,069	13,311	7,001	9,091	6,831	2,998	14,512	(59,617)	81,449

Private equity

Revenue from services rendered

Revenue from services rendered in our private equity segment in 2019 was R$119.6 million, an increase of R$50.1 million, or 72%, from R$69.5 million in 2018, driven primarily by fund management fees for Vinci Capital Partners III related to the Vinci Capital Partners III Catch-Up.

General and administrative expenses

General and administrative expenses in our private equity segment in 2019 were R$9.4 million, an increase of R$7.1 million, or 307%, from R$2.3 million in 2018. The increase in 2019 was due primarily to a reimbursement paid by Vinci Capital Partners III for third-party expenses of R$2.5 million and travel and representation expenses of R$0.8 million, recorded in 2018 that did not recur in 2019. The increase was also due to an increase of R$1.7 million in personnel and profit sharing expenses driven primarily by profit sharing expenses of R$1.1 million.

Operating profit

As a result of the foregoing, operating profit in our private equity segment in 2019 was R$106.6 million, an increase of R$41.4 million, or 63%, from R$65.3 million in 2018.

Public equities

Revenue from services rendered

Revenue from services rendered in our public equities segment in 2019 was R$69.5 million, an increase of R$40.8 million, or 142%, from R$28.6 million in 2018, driven primarily by a R$11.5 million increase in management fees due to the increase in AUM of R$4.5 billion, R$2.4 billion of which was subscriptions from new investors. Our flagship fund, Vinci Mosaico, and an offshore institutional client accounted for the main part of this increase. The Vinci Mosaico fund was also the primary contributor to the increase in performance fees, accounting for R$21.8 million, or 74% of the variation in performance fees in 2019. This fund had gross returns of 51.5% in 2019, outperforming the benchmark (the B3 Index IBOVESPA) by 19.9%.

General and administrative expenses

General and administrative expenses in our public equities segment in 2019 were R$7.2 million, an increase of R$1.9 million, or 37%, from R$5.2 million in 2018, driven primarily by profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our public equities segment in 2019 was R$58.8 million, an increase of R$36.8 million, or 167%, from R$22.1 million in 2018.

Investment products and solutions

Revenue from services rendered

Revenue from services rendered in our investment products and solutions segment in 2019 was R$43.3 million, an increase of R$21.0 million, or 94%, from R$22.3 million in 2018, with 62% of revenues from services rendered derived from management fees, 34% derived from performance fees and 4% derived from advisory fees. The increase in management fee revenue was due to the R$2.7 billion increase in AUM composed of increases in (1) exclusive funds (in the amount of R$1.2 billion), (2) open funds (in the amount of R$963 million) and (3) pension funds (in the amount of R$571 million).

General and administrative expenses

General and administrative expenses in our investment products and solutions segment in 2019 were R$8.5 million, an increase of R$0.6 million, or 7%, from R$7.9 million in 2018, driven primarily by profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our investment products and solutions segment in 2019 was R$32.2 million, an increase of R$18.9 million, or 142%, from R$13.3 million in 2018.

Infrastructure

Revenue from services rendered

Revenue from services rendered in our infrastructure segment in 2019 was R$25.6 million, an increase of R$12.6 million, or 97%, from R$13.0 million in 2018, driven primarily by an unrealized performance fee recognized by the Vinci Infra Transmissão FIP of R$14.6 million, due to favorable returns on the fund with a gross IRR of 96.5%. Also in 2019, our infrastructure segment launched the Vinci Energia FIP Infraestrutura, a listed fund, with funds raised in the amount of R$420 million.

General and administrative expenses

General and administrative expenses in our infrastructure segment in 2019 were R$6.0 million, an increase of R$0.7 million, or 14%, from R$5.3 million in 2018, driven primarily by personnel and profit sharing expenses of R$1.3 million, mainly profit sharing expenses, partially offset by reimbursements paid for third-party expenses of R$0.6 million by Vinci Energia FIP Infraestrutura.

Operating profit

As a result of the foregoing, operating profit in our infrastructure segment in 2019 was R$18.2 million, an increase of R$11.2 million, or 159%, from R$7.0 million in 2018.

Real estate

Revenue from services rendered

Revenue from services rendered in our real estate segment in 2019 was R$21.8 million, an increase of R$8.7 million, or 66%, from R$13.1 million in 2018, driven primarily by follow-on offerings of listed funds and the launch of new funds. AUM in the real estate segment as of December 31, 2019 was R$3.3 billion, compared to AUM of R$1.7 billion at the end of 2018, an increase of R$1.6 billion. The drivers of AUM growth (and consequently revenue) were the launch of a new listed fund, Vinci Offices in the amount of R$564 million, the follow-on offering of Vinci Shopping Center in the amount of R$227 million and the follow-on offering of Vinci Logistica in the amount of R$391 million.

General and administrative expenses

General and administrative expenses in our real estate segment in 2019 were R$4.1 million, an increase of R$0.8 million, or 25%, from R$3.3 million in 2018, driven primarily by profit sharing expenses.

Operating profit

As a result of the foregoing, operating profit in our real estate segment in 2019 was R$16.4 million, an increase of R$7.4 million, or 81%, from R$9.0 million in 2018.

Credit

Revenue from services rendered

Revenue from services rendered in our credit segment in 2019 was R$13.8 million, an increase of R$4.7 million, or 51%, from R$9.1 million in 2018, driven primarily by the launch of the fund Vinci FI RF Imobiliário II in the amount of R$667.5 million with a lock-up of 10 years, related to the deployment of capital of the fund Vinci Energia Sustentável FIDC with a lock-up of 15 years.

General and administrative expenses

General and administrative expenses in our credit segment in 2019 were R$1.9 million, an increase of R$0.1 million, or 8%, from R$1.8 million in 2018.

Operating profit

As a result of the foregoing, operating profit in our credit segment in 2019 was R$11.1 million, an increase of R$4.2 million, or 62%, from R$6.8 million in 2018.

Hedge funds

Revenue from services rendered

Revenue from services rendered in our hedge funds segment in 2019 was R$9.6 million, an increase of R$2.9 million, or 44%, from R$6.7 million in 2018, driven primarily by a R$1.8 million increase in performance fees and a R$1.2 million increase in management fees.

General and administrative expenses

General and administrative expenses in our hedge funds segment in 2019 were R$3.0 million, a decrease of R$0.3 million, or 10%, from R$3.3 million in 2018.

Operating profit

As a result of the foregoing, operating profit in our hedge funds segment in 2019 was R$6.1 million, an increase of R$3.1 million, or 104%, from R$3.0 million in 2018.

Financial advisory services

Revenue from services rendered

Revenue from services rendered in our financial advisory services segment in 2019 was R$7.9 million, a decrease of R$10.1 million, or 56%, from R$18.0 million in 2018, driven primarily by a decrease in the volume of deals completed in 2019 as compared to 2018.

General and administrative expenses

General and administrative expenses in our financial advisory services segment in 2019 were R$2.7 million, an increase of R$0.7 million, or 39%, from R$2.0 million in 2018.

Operating profit

As a result of the foregoing, operating profit in our financial advisory services segment in 2019 was R$4.5 million, a decrease of R$10.0 million, or 69%, from R$14.5 million in 2018.

Liquidity and Capital Resources

As of September 30, 2020, we had R$94.8 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2020	2019	2019	2018
	(R$ thousands)
Cash Flow Data
Net cash flows from operating activities	164,723	108,788	132,342	73,284
Net cash flows used in investing activities	64,860	(34,780)	(39,846)	(17,020)
Net cash flows used in financing activities	(141,812)	(81,125)	(100,434)	(53,263)

Our cash and cash equivalents include cash on hand, bank deposits, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 5(d) to our unaudited interim consolidated financial statements and note 5(d) to our audited consolidated financial statements included elsewhere in this prospectus.

Net cash flow from operating activities

Our net cash flows from operating activities were R$164.7 million in the nine months ended September 30, 2020, an increase of R$55.9 million, or 51.4%, from net cash flows from operating activities in the nine month ended September 30, 2019. The increase was primarily due to the growth in profit before income taxes in the amount adjusted by non-cash effects of R$35.5 million. In addition, trade receivables increased R$34.7 million, primarily due to the accrual of performances fees toward the end of 2019. Cash inflows for the nine months ended September 30, 2020 were primarily offset by a total amount of R$15.7 million related to (1) a decrease in taxes and contributions payable and (2) an increase in income tax paid in the period.

Our net cash flows from operating activities were R$132.3 million in 2019, an increase of R$59.1 million, or 80.6%, from net cash flows from operating activities of R$73.3 million in 2018, primarily due to the increase in the profit before income taxes in the amount adjusted by non-cash effects of R$101.0 million and the increase of R$12.4 million in labor and social obligations, due primarily to the increase of the accrual for profit sharing, which is paid annually in January. Cash inflows in 2019 were offset in part due to the increase in trade receivables of R$49.0 million, primarily related to the accrual of performances fees toward the end of 2019.

Net cash used in investing activities

Our net cash flows from investing activities were R$64.9 million in the nine months ended September 30, 2020, an increase of R$99.6 million from net cash flows used in investing activities in the nine months ended September 30, 2019, primarily due to a redemption of a significant part of the mutual funds invested by Vinci (primarily attributable to redemptions of quotas in FI Vinci Renda Fixa CP, which at the time primarily held Brazilian government bonds). During the nine-month period ended on September 30, 2020 the amount invested in mutual funds decreased by R$64.6 million from the amount invested at December 31, 2019. The amount received was used by Vinci to invest in certificates of deposits, classified as cash equivalents. On the other hand, during the nine months ended September 30, 2019, the amount invested in financial instruments at fair value through profit and loss, mainly represented by mutual funds, increased R$33.5 million, as compared to amounts invested at December 31, 2018.

Our net cash flows used in investing activities were R$39.8 million in 2019, an increase of R$22.8 million, or 134%, from net cash flows used in investing activities of R$17.0 million in 2018, primarily due to investments in financial instruments at fair value through profit or loss, net of amortizations and redemption, in the amount of R$22.1 million, comprised primarily by (1) R$19.7 million in the Vinci Multiestrategia FIM and (2) R$15.9 million in the Vinci Renda Fixa CP, and (3) the increase in these investments was partially offset by a withdrawal in Vinci Infra Coinvestimento FIP and Vinci Infra Transmissão FIP in the total amount of R$12.5 million.

Net cash flows from financing activities

Our net cash flows used in financing activities were R$141.8 million in the nine months ended September 30, 2020, an increase of R$60.7 million, or 74.8%, from net cash flows used in financing activities primarily due to an increase in dividends paid in the amount of R$69.0 million. In the nine months ended September 30, 2020 we paid our quotaholders (which comprise the partners of Vinci) R$129.8 million compared to R$60.8 million in the same period in 2019. Additionally, in the nine months ended September 30, 2019 we repaid indebtedness in the amount of R$8.5 million, partially offsetting the increase in the net cash flow from financing activities.

Our net cash flows used in financing activities were R$100.4 million in 2019, an increase of R$47.2 million, or 88.6%, from net cash flows used in financing activities of R$53.3 million in 2018, primarily due to the increase in dividend payments to quotaholders in the amount of R$30.3 million. During 2019 we paid our quotaholders (which comprise the partners of Vinci) R$76.2 million compared to R$45.9 million in 2018.

Additionally, during 2019 we repaid indebtedness in the amount of R$8.5 million, which indebtedness had been disbursed entirely in 2018, representing a decrease of R$17.0 million in cash flows from 2018 to 2019.

Indebtedness

As of September 30, 2020, we had R$164.7 million (undiscounted) in lease liabilities. The following is a description of our material indebtedness as of the date of this prospectus:

Lease liabilities

Lease liabilities were initially measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. As of September 30, 2020, we leased three offices with a remaining payment of R$164.7 million (undiscounted) under leases expiring within five to ten years.

Capital Expenditures

In the nine months ended September 30, 2020 and 2019 and in the years ended December 31, 2019 and 2018, we made capital expenditures of R$1.9 million, R$1.3 million, R$1.7 million and R$1.0 million, respectively. Total capital expenditures as a percentage of revenue from services rendered were 0.7% in the nine months ended September 30, 2020, 0.6% in the nine months ended September 30, 2019, 0.6% in 2019 and 0.6% in 2018. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of this offering. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of September 30, 2020:

	Payments Due By Period as of September 30, 2020
	Total	Less than one year	1-3 years	3-5 years	More than five years
	(R$ millions)
Obligations	(900)	(900)	—	—	—
Lease obligations	(164,733)	(18,479)	(38,128)	(32,643)	(75,483)
Total	(165,633)	(19,379)	(38,128)	(32,643)	(75,483)

The balances presented in the table above comprise the future obligations evaluated by undiscounted cash flow as of September 30, 2020.

Off-Balance Sheet Arrangements

We had certain balances of remaining committed capital that are not recorded on our balance sheet as liabilities in private equity investment funds at September 30, 2020, as follows:

As of September 30, 2020
(R$ thousands)
Vinci Capital Partners III Feeder FIP Multiestratégia	1,950
Nordeste III FIP Multiestratégia	2,465

Total	4,415

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

Estimation fair value of certain financial assets

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Impairment of financial assets

The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates. We use our judgment in making these assumptions and selecting the inputs to the impairment calculation, based on our past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate.

Profit sharing and bonus plans

We recognize a liability and an expense for bonuses and profit sharing based on a formula that takes into consideration the profit attributable to our quotaholders after certain adjustments. We recognize a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Revenue recognition

Upon the adoption of IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for financial advisory and investment fund management services rendered in the ordinary course of our activities. Revenue is shown net of taxes, returns, rebates and discounts.

We account for management fees and performance fees as contracts with customers. Under the guidance for contracts with customers, and we are required to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, we may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See note 20 to our unaudited interim consolidated financial statements and note 20 to our audited consolidated financial statements for a disaggregated presentation of revenues from contracts with customers, as follows:

Management fees

Management fees are recognized in the period when the corresponding services are rendered, in conformity with the recognition criteria established in the contract, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require us to provide investment management services, which represents a performance obligation that we satisfy over time. Management fee percentages currently range between 0.1% and 2%.

Performance fees

Performance fees are accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated on a six-month basis, substantively ending every June and December.

Performance fees are a form of variable consideration because the fees to which we are entitled vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these performance fees are payable on a regular basis (typically every six months) and are not subject to clawback once paid.

Unrealized performance fees are recognized when it becomes highly probable that the revenue related to such fees will not be reversed in the income statement, even if the established investment period in the respective fund’s by-laws has not concluded.

Financial advisory services

Financial advisory fees are related to the service provided by Vinci Assessoria Financeira Ltda. in support of M&A transactions and IPOs. Normally, the fees are due when the transaction is completed.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see note 3 to our unaudited interim consolidated financial statements and note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

First-Time Adoption of IFRS

Our financial statements for the year ended December 31, 2019, are the first that we have prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2018, we prepared our financial statements in accordance with accounting practices adopted in Brazil, applicable to small and medium-size entities, or Brazilian GAAP.

Accordingly, we have prepared our financial statements to comply with IFRS applicable as of December 31, 2019, together with the comparative period data for the year ended December 31, 2018. In preparing our financial statements, our opening statement of financial position was prepared as of January 1, 2018, the date of our transition to IFRS. See note 3 to our audited consolidated financial statements for an explanation of the principal adjustments made by us in restating our Brazilian GAAP financial statements, including the statement of financial position as of January 1, 2018 and the financial statements as of, and for, the year ended December 31, 2018.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. We have applied the following exemptions:

•	Cumulative currency translation differences for all foreign operations are deemed to be zero as of January 1, 2018.

•

We assessed all contracts existing as of January 1, 2018 to determine whether a contract contains a lease based upon the conditions in place as of January 1, 2018. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2018. Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before January 1, 2018. The lease payments associated with leases for which the lease term ends within 12 months of the date of transition to IFRS and leases for which the underlying asset is of low value have been recognized as an expense on either a straight-line basis over the lease term.

•	We have designated certain financial assets as fair value through profit or loss on the basis of the facts and circumstances that existed as of January 1, 2018.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things; (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Currency Risk

We are subject to foreign currency risk in connection with our international operations, exclusively in respect of the U.S. dollar. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group. See note 4(b)(i) to our unaudited interim consolidated financial statements and note 4(b)(i) to our audited consolidated financial statements for a summary of the foreign assets and liabilities to which we are exposed.

Interest Rate Risk

Our profit or loss is sensitive to higher or lower interest income from cash and cash equivalents and Mutual Funds as a result of changes in interest rates. See note 4(b)(ii) to our unaudited interim consolidated financial statements and note 4(b)(ii) to our audited consolidated financial statements for a summary of our sensitivity to changes in interest rates.

The following are the risk rates that we are exposed to: (1) SELIC rate; (2) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (3) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo);

Price Risk

Price risk is the risk arising from price changes in investment fund portfolios and shares listed on the stock exchange held in our portfolio, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

The majority of our financial investments that are exposed to significant price risk are the private equity investments. See note 5(d) to our unaudited interim consolidated financial statements and note 5(d) to our audited consolidated financial statements for a sensitivity analysis of the price risk for assets held by us.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits. Our risk department is responsible for the structure and management of risks and is under the supervision of the board of directors, for the avoidance of any conflicts of interest with departments requiring liquidity.

Liquidity risk control is based on forecasts of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods. The stressed scenario models for delays in private credit assets and the extent to which possible stress would affect our liquidity conditions.

See note 4.1(c) to our unaudited interim consolidated financial statements and note 4.1(c) of our audited consolidated financial statements for a summary of our net debt as of December 31, 2019 and 2018.

Credit Risk

Credit risk is the risk of suffering financial losses related to noncompliance by any of our clients and market counterparties with financial obligations and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.

Credit risk includes, among other risks: (1) noncompliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (2) losses related to noncompliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (3) cash disbursements to honor credit commitments or other transactions of a similar nature; and (4) losses associated with noncompliance by intermediaries or borrower with financial obligations pursuant to financing agreements.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by us and to meet our business strategy.

REGULATORY OVERVIEW

We are subject to government authorizations and extensive regulation in the jurisdictions in which we operate and conduct our activities.

Regulatory Matters in Brazil

Seven of our subsidiaries, Vinci Capital Gestora de Recursos Ltda., Vinci Equities Gestora de Recursos Ltda., Vinci Gestão de Patrimônio Ltda., Vinci Gestora de Recursos Ltda., Vinci GGN Gestão de Recursos Ltda., Vinci Infraestrutura Gestora de Recursos Ltda., and Vinci Real Estate Gestora de Recursos Ltda., or the Regulated Entities, carry out operations that are subject to specific Brazilian laws and regulation by the CVM. Furthermore, Vinci Capital Gestora de Recursos Ltda. is a member of the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, and the Vinci Group is associated with the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP.

The Regulated Entities are licensed to operate in the Brazilian capital markets as asset management companies (administrador de carteiras de valores mobiliários) by the CVM, and subject to the rules and oversight of the CVM, pursuant to Law No. 6,385 of December 7, 1976, or Law No. 6,385/76, and CVM Rule No. 558 of March 26, 2015, or CVM Rule No. 558.

The Regulated Entities provide securities portfolio management services, pursuant to CVM Rule No. 558 and are members of the ANBIMA and the ABVCAP, adhering to the applicable codes of best practices for each of the types of investment funds the portfolio of which they manage in Brazil. The Regulated Entities can perform portfolio management services to all types of investment funds in Brazil and to securities portfolios (carteiras administradas).

Furthermore, the Regulated Entities are duly authorized to act in the distribution of quotas of the investment funds that they manage, pursuant to article 30 of CVM Rule No. 558, which allows asset management companies to perform distribution activities, however with certain restrictions in relation to an entity fully authorized as a member of the distribution system, such as not being able to distribute securities issued by third-parties. To perform such distribution activities, the Regulated Entities must comply with all CVM rules applicable to the members of the distribution system regarding (1) suitability requirements in respect of client investor profiles, (2) registration of clients, payment of redemption amounts, amortizations and/or investment orders to and from the clients’ accounts, (3) money laundering, concealment of assets, rights and values prevention and (4) exchange of information between the distributor and the fiduciary administrator of the relevant fund.

Laws and Regulations Applicable to Asset Management Activities in Brazil

Law No. 6,385/76, regulates the issuance, offering and distribution of securities (including shares of funds) in the public market, as well as the trading of securities, management and settlement and/or clearance of securities transactions in Brazil. All such activities require prior authorization from the CVM.

The capital markets regulatory framework, in Brazil, is further supplemented by regulation issued by the CMN, the CVM and the Central Bank, and self-regulation policies, such as those issued by securities exchanges and self-regulated entities, that govern their members and participants, (such as, for example, B3 S.A. – Brasil, Bolsa, Balcão, or B3, the ANBIMA and the ABVCAP).

Licensing Requirements

As to our asset management activities in Brazil, the main regulation applicable to our affiliates is CVM Rule No. 558, which defines professional asset management activities as activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of clients.

CVM Rule No. 558 provides for two categories of asset managers: (1) fiduciary administrators, which are not allowed to trade securities on behalf of clients and/or (2) portfolio managers, which are allowed to manage portfolios on clients’ behalf, including through the trading of securities. All of our affiliates that carry out asset management activities are registered with the CVM as portfolio managers.

To be authorized by the CVM to engage in such an activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have fiduciary administration or securities portfolio management, as applicable, as a corporate purpose and be duly incorporated and registered with the Legal Entities Taxpayer Registration – CNPJ; (3) have one or more officers duly certified and approved by CVM to take on liability for fiduciary administration or securities portfolio management, as applicable, pursuant to CVM Rule No. 558; (4) appoint a compliance officer and, in the case of portfolio managers, also a risk management officer; (5) appoint a distribution officer, if the entity distributes shares of investment funds administrated or managed thereby, as applicable; (6) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Rule No. 558; who is not unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (7) put in place and maintain personnel and IT resources appropriate for the size and types of services to be rendered; and (8) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Rule No. 558.

In compliance with CVM Rule No. 558, among other measures, each of our asset management affiliates has one officer duly registered with CVM as asset managers, who are responsible for the portfolio management activities, as well as officers appointed specifically for compliance, risk management and distribution activities. Our affiliates also maintain personnel and IT resources appropriate for their size.

This same regulation requires our affiliates to conduct their activities in good faith, with transparency, diligence and loyalty with respect to clients, and perform their duties with the aim of achieving clients’ investment objectives. Our affiliates must also maintain a website, with extensive current information, including, but not limited to (1) an updated annual filing form (formulário de referência), (2) a code of ethics, (3) rules, procedures and a description of internal controls in order to comply with CVM Rule No. 558, (4) a risk management policy, (5) a policy for purchase and sale of securities by managers, employees and the company, and (6) a policy for allocation and division of orders among the securities portfolios.

Under CVM Rule No. 558, our asset management affiliates are forbidden from (1) making public assurances of profitability levels based on the historical performance of portfolio and market indexes; (2) modifying the basic features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (3) making promises as to future results of the portfolio; (4) contracting or granting loans on behalf of their clients, subject to certain exceptions set out in regulation; (5) providing guarantees or becoming a joint obligor in any other form with respect to the managed assets, except in certain circumstances set forth in the regulation; (6) neglecting, under any circumstances, the rights and intentions of the client; (7) trading securities from the portfolios they manage with the purpose of obtaining brokerage revenues or rebates for themselves or third parties; or (8) subject to certain exceptions set out in the regulation, acting as a counterparty, directly or indirectly, to clients.

In addition, our subsidiary Vinci Gestão de Patrimônio Ltda., performs wealth management activities. Wealth management activities, in Brazil, encompass services to investors with an individualized approach. While such services are subject to CVM regulation regarding portfolio management, ANBIMA has a set of additional rules applicable to entities that perform wealth management activities governing best practices in dealing with the owner of the managed assets and mitigation of agency risks.

The asset management industry is subject to further regulation, mainly from the CVM, but also from the CMN and other authorities. Specific regulations apply to the various types of funds we manage, according to the class of assets held, the qualification of the investment public target, and how shares are offered, among other things.

Internal Compliance Procedures

CVM Rule No. 558 also requires that asset management firms maintain internal compliance procedures.

Main Regulatory Entities

The main regulatory entity with authority to regulate our operations is the CVM. In addition, our asset management affiliates are associated with and subject to the self-regulatory rules issued by the ANBIMA and the ABVCAP.

We present below a summary of the main duties and powers of the CVM, ANBIMA and ABVCAP.

CVM

The CVM is a federal regulatory authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.

The main responsibilities of the CVM are the following:

•	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;

•	setting rules governing the operation of the securities market, including public offerings;

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defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;

•	controlling and supervising the Brazilian securities market through, among others:

•	the approval, suspension and de-listing of publicly held companies;

•	the authorization of brokerage firms to operate in the securities market and public offering of securities;

•	the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;

•	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies; and

•	the imposition of penalties; and

•	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

ANBIMA and ABVCAP

ANBIMA and ABVCAP are private self-regulatory associations of asset managers and other entities, which, among other things, establish rules as well as codes of best practices for entities operating in the Brazilian capital market. ANBIMA and ABVCAP also establish punitive measures in case of noncompliance with its rules. ABVCAP’s self-regulatory authority is restricted to private equity investment funds (Fundos de Investimento em Participações—FIP).

Pursuant to ANBIMA’s by-laws, a change of control, change in the corporate name, and/or change in the organizational structure of a member shall be reported by that member to ANBIMA. ANBIMA may request that a member which had its control or organizational structure changed re-apply for association and the decision on readmissions is subject to ANBIMA’s ethical committee discretion and the completion of specific admission procedures.

Punitive Sanctions

Legal violations under Brazilian securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506 and CVM Rule No. 607 of June 18, 2019, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements that may be imposed by the CVM.

Among other matters, Law No. 13,506:

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limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the improperly obtained economic gain or improperly avoided loss, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;

•	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to twenty years;

•	imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of thirty days in punitive fines;

•	prohibits offending institutions from participating in securities markets; and

•	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years;

Penalties may be aggregated, and are calculated based on the following factors:

•	gains obtained or attempted to be gained by the offender;

•	economic capability to comply;

•	severity of the offense;

•	actual losses;

•	any recurrence of the offense; and

•	the offender’s cooperativeness with the investigation.

Anti-Money Laundering Regulations

Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the AML Law, and Law No. 13,506 of November 13, 2017 (related to administrative procedures and enforcement conducted by the CVM and the Central Bank), play a major regulatory role in the oversight of banking and financial activities in Brazil. The AML Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets, acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The AML Law also created the Council of Control of Financial Activities (Conselho

de Controle de Atividades Financeiras) or COAF, which operates under the Ministry of Economy. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Article 11 of the AML Law provides that each business must comply with the rules enacted by regulators with authority over it. In the case of asset managers, the CVM is the main regulator and CVM Rule No. 617 of December 5, 2019, which focus on a risk-based approach and reinforcements of internal compliance, is CVM’s main regulation regarding anti-money laundering and combating the financing of terrorism, or AML/CFT for asset managers.

Pursuant to the AML Law, asset managers, among others, must comply as follows: (1) identify and maintain up-to-date records of their clients, for a period of at least five years, (2) keep up-to-date records of all transactions, for a period of at least five years, in foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) adopt anti-money laundering, or AML, internal control policies and procedures that are compatible with the size and operations of the company; (4) monitor whether any client and/or their ultimate beneficial owners are persons under sanction by the United Nations’ Security Council and hastily notified to the Ministry of Justice and Public Safety, COAF and the CVM in case any attempt to transfer funds to such a person is identified; (5) register and maintain up-to-date records with the appropriate regulatory agency (i.e., COAF and/or CVM); (6) comply with COAF’s requests and obligations; (7) pay special attention to any transaction or corporate reorganization of clients or ultimate beneficial owners of clients that, in light of the provisions set forth by competent authorities, may indicate suspicion of money laundering or financing of terrorism or where the ultimate beneficial owner cannot be ascertained; (8) report all suspicious transactions (pursuant to CVM Rule No. 617 mentioned below) to COAF within twenty-four hours, while abstaining from notifying their customers of such report; and (9) confirm to the applicable regulatory agency (i.e., COAF and/or CVM) that no transactions have occurred, in the case there are no transactions.

Specifically, CVM Rule No. 617, establishes, among other obligations, that persons who engage in the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or other securities must adopt rules, procedures and internal controls in accordance with previously and expressly established procedures to confirm the registration information of its clients, keep such information updated and monitor the transactions carried out thereby. These rules aim at preventing the use of the account by third parties and identify the end beneficiaries of transactions. Business relations with politically exposed persons are also to be closely monitored.

Other guidelines and procedures provided for in CVM Rule No. 617 are listed below:

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Risk-Based Approach. Through their internal rules, procedures and controls, the entities subject to CVM Rule No. 617 should define the scope of analysis in their registration procedures and AML and combating the financing of terrorism, or AML/CFT, in accordance with a group of considerations, such as: (i) scope of activities performed by the regulated entity; (ii) scale; (iii) complexity and diversity of transactions; (iv) client base; among other aspects that can assist in measuring the level of risk inherent to the different existing business models; (v) employees and services providers: the entities shall have policies for continually knowing them (KYE and KYP); and (vi) criteria for politically exposed person (PEP) investors. It is important to note that the risk-based approach comprises of two aspects: the level of risk assigned to clients and that assigned to the entity’s products and services.

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Exchange of information between entities of the same conglomerate. Entities of the same conglomerate which are regulated by CVM should establish information exchange mechanisms in their AML/CFT policy to ensure greater synergy between different areas of internal controls.

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Detailing duties of the officer responsible for AML/CFT and possibility of appointing a single officer for the conglomerate. CVM Rule No. 617 provides for a detailed description of the duties of the statutory officer responsible for AML/CFT in relation to the establishment of policies, procedures and internal controls of regulated entities, as well as the verification of their effectiveness. In addition, it allows the appointment of a single officer responsible for all entities of the conglomerate.

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Regulation of the obligations arising from Law No. 13,810/2019. The new rule is in alignment with Law No. 13,810/2019, since it adheres to the sanctions imposed by the United Nations Security Council resolutions, as well as to the recommendations of the FATF.

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Definition of steps for KYC procedures. Entities subject to CVM Rule No. 617 shall adopt KYC procedures which at least include the following four (4) steps: (i) client identification; (ii) onboarding; (iii) due diligence; and (iv) identification of beneficial owners.

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Identification of Ultimate Beneficial Owner(s). CVM Rule No. 617 provides a definition of ultimate beneficial owner as a “natural person or persons who jointly own, control or have direct or indirect significant influence on a client on behalf of whom a transaction is being conducted or benefits therefrom” and determines that regulated entities adopt procedures to identify ultimate beneficial owners. The same requirement applies to persons who exercise significant influence on the client, thus understood as the situation in which a natural person, whether the controller or not, actually influences decisions or holds more than twenty-five percent (25%) of the share capital of legal entities or the net equity of investment funds and other entities. It is important to note that the rule provides certain exceptions to the obligation on ultimate beneficial owners, such as in the case of publicly listed companies, registered investment funds (provided that they are not exclusive and managed by a CVM-authorized manager) or certain foreign investors.

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Alternative onboarding systems and simplified onboarding process for non-resident investors. The new rule allows the using of alternative onboarding systems, if they meet the applicable rules and regulations, ensuring the protection of client information, as well as the maintenance and traceability of this information. Furthermore, through Annex 11-B to CVM Rule No. 617, said rule maintains the simplified onboarding tool for NRIs. It is worth mentioning that the simplified onboarding process does not exempt the regulated entity from conducting KYC procedures. Nevertheless, in line with the risk-based approach, the new rule indicates a greater flexibility of deadlines for updating the onboarding information on clients of regulated entities.

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Regulated entities that have no direct relationship with investors. CVM Rule No. 617 expressly states that entities lacking direct contact with investors must adopt AML/CFT procedures that are compatible with the activities performed; for the purposes of the risk-based approach, the AML/CFT policy and its respective rules, procedures and internal controls of the entities that have a direct relationship with clients can be applied. Also, said entities lacking direct contact with investors should maintain a process for exchanging information with the entities that have direct contact with their clients, apart from other obligations indicated therein.

Relationships with other Regulated Entities

The Regulated Entities perform a range of portfolio management services to the funds under our management, as described above. In order to provide such services, the Regulated Entities engage with local representatives and custodians to register and effect foreign investments in Brazil under CMN Instruction 4,373, or the 4,373 Representatives and Custodians. The 4,373 Representatives and Custodians are entities regulated by the CVM and the Central Bank, and are subject to the same AML/CFT rules described above, in addition to other rules on custody and representation applicable to non-resident investments in Brazil.

In addition, given that the Regulated Entities are only licensed to perform portfolio management services, we need to engage third-party fiduciary administrator to perform fiduciary administration services to the investment funds managed by the Regulated Entities.

Regulatory Matters in the United States

We are subject to the following laws, regulation and oversight in the United States.

The Advisers Act

Our subsidiary Vinci Partners USA LLC is based in the United States and provides investment advice to the general partners and managers of Vinci Partners funds.

Vinci Partners USA LLC is registered under the U.S. Investment Advisers Act of 1940, as amended, or the Advisers Act, as an investment adviser with the SEC. Investment advisers registered with the SEC are subject to the requirements and regulations of the Advisers Act. Such requirements and regulations include, among other things, fiduciary duties to advisory clients, compliance program obligations, regulatory reporting requirements, disclosure obligations, advertising rules, mandated safeguards for protecting client funds and securities, limitations on agency cross and principal transactions between an adviser and its advisory clients, restrictions on advisory contract assignments, privacy protection regulations, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions.

Certain investment advisers affiliated with us whose principal places of business are outside of the United States qualify for an exemption from the Advisers Act’s registration requirements, but they file reports with the SEC as “exempt reporting advisers” pursuant to the terms of the registration exemption on which they rely. Provisions of the Advisers Act that apply only to registered investment advisers do not apply to exempt reporting advisers. However, exempt reporting advisers are subject to some of the requirements and regulations of the Advisers Act, including, among other things, fiduciary duties to advisory clients, recordkeeping and regulatory reporting requirements, disclosure obligations, limitations on agency cross and principal transactions between an adviser and its advisory clients, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions.

Supervision and Sanctions: Investment Advisers

Vinci Partners USA LLC, as a registered investment adviser, is subject to periodic inspections by the SEC. A regular or routine SEC inspection will typically involve, at a minimum, a careful review of the adviser’s books and records and may include interviewing employees. The SEC inspection staff may also conduct more frequent examinations focusing on a limited number of specific issues or conduct an examination “for cause.” In addition, the SEC is authorized under the Advisers Act to require exempt reporting advisers, including those affiliated with us, to maintain records and provide reports, and to examine these advisers’ records.

The SEC may bring civil actions against investment advisers, and seek damages or other relief, either in a U.S. district court or before an administrative law judge. Criminal actions under the Advisers Act are referred to the U.S. Department of Justice. The Advisers Act provides that persons who willfully violate the provisions and rules of the Advisers Act are subject to criminal penalties of up to five years in prison and/or significant monetary penalties. In general, Section 203(e)-(f) of the Advisers Act gives the SEC the authority to discipline an adviser if, among other things, the adviser or certain persons associated with the adviser engaged in certain prohibited acts, generally including securities fraud. The disciplinary actions, orders or sanctions the SEC may impose include significant monetary penalties, disgorgement of gain, cease-and-desist orders, censure, suspension, and revocation of the investment adviser’s registration. The SEC can also bar an individual from being associated with a registered investment adviser for a prescribed period or take other actions designed to prevent violations.

INDUSTRY OVERVIEW

The Global Investments Industry

The global investments market is served by asset managers which provide professional investment management services to investors including institutional investors such as pension funds, insurance companies, sovereign wealth funds, as well as to HNWIs, retail investors and corporate clients. The market for asset management has grown significantly in recent years. According to the 2020 Global Trends in Asset Management Report by McKinsey & Company, or the McKinsey & Company Report, global asset management industry AUM grew at an annualized rate of eight percent, from US$42 trillion in 2008 to US$89 trillion in 2018, and global AUM is estimated to have grown an additional 17% from 2018 to 2019, reaching a total of US$104 trillion. This growth was propelled by two main factors: investment returns and net inflows (new assets contribution, minus redemptions). Investment returns refer to the appreciation of capital invested, which in recent years were mostly derived from increases in equity market values. Net inflows, on the other hand, have made an increasing contribution towards growth in recent years, with net inflows representing 2.4% of the industry AUM in 2018, according to the McKinsey & Company Report. These net inflows have been driven by increasing pools of wealth, which are the result of an aging population, sustained low interest rates globally and increased retirement funding needs. We believe these structural growth dynamics are expected to be sustained and even accelerate in the coming years, contributing to further growth in global AUM.

Asset management firms offer investment services across both “traditional” asset classes, such as publicly traded equity and fixed income securities, and “alternative” asset classes, which include hedge funds and absolute return strategies invested typically through publicly traded securities, as well as investments in private equity, infrastructure, real estate, and private credit.

Globalization of Asset Management and Markets

The macroeconomic position of international markets has improved significantly over the last 20 years, driven by several monetary and structural reforms such as floating exchange rates, fiscal restraint and trade liberalization. We expect international markets, led by stronger, more stable economies, to become a source of scalable and long-term capital for fundraising. According to the McKinsey & Company Report, North America continues to be the biggest contributor to global industry AUM, followed by Europe. Nevertheless, Asia-Pacific and Middle East, Africa and Latin America have grown AUM since 2008 through 2018 at a faster rate, with annual growth rates of 11.0% and 11.6%, respectively.

The asset management industry in Brazil has also benefited from the long-term macroeconomic trends affecting global markets. Over the last 10 years, Brazil has gained relevance among the global markets in terms of AUM and has become a leader among emerging market economies. According to the McKinsey & Company Report and data from ANBIMA, Brazil represents approximately 1.5% of global industry AUM, 6.8% of Asia-pacific, Middle East, Africa, and Latin America, and 45.2% of Middle East, Africa and Latin America AUM, as of 2018. Brazil’s AUM grew by 17.8% in local currency from 2018 to 2019, according to ANBIMA, propelling the sharp growth and increased relevance of emerging market economies in the global asset management industry.

Expansion of the Alternative Asset Management Industry

Alternative strategies have outgrown the broader industry. For instance, in North America Alternative AUM grew at an annual rate of 8.4% compared to the 7.4% of total industry AUM from 2008 through 2018, according to the McKinsey & Company Report. This strong and sustained level of industry growth has been underpinned mainly by several trends evidenced both globally and in Brazil, including:

•	strong growth in investable assets from institutional investors;

•	an aging population resulting in increased retirement funding needs from pensions funds and other savings institutions;

•	increase in sophistication from retail, corporate and institutional investors searching for more attractive risk-reward alternatives and diversified asset classes;

•	sustained lower interest rates driving active search for higher real yields (alpha) and differentiated performance;

•	strong outperformance of private asset classes, as compared to public markets; and

•	greater access for investors to alternative assets classes.

Our Market

Brazil is a large and attractive market for financial services. The country has the 6th largest population and the 9th largest economy in the world with 211 million people and a GDP of US$1.8 trillion as of 2019, according to the World Bank. As shown in the graph below, during the first years of the previous decade the country’s economy experienced sustained real growth propelled by Brazil’s young, burgeoning middle class and decades of monetary, fiscal and regulatory policy reforms. Nonetheless, years of ineffective economic policies during the administration of Dilma Rousseff (2011-2016) harmed Brazil’s economic performance. The government tried to stimulate the economy and ineffectively intervened in many areas, which derailed temporarily the economic expansion that was seen during the previous years. These unsuccessful economic policies resulted in economic stagnation and an acceleration of inflation to above target levels, which led to increased real rates, an increase of subsidized credit in the economy by state institutions, and manipulation of market prices through the introduction of regulated prices, such as gasoline and energy prices. As a result, Brazil faced one of the most significant recessions in 100 years, with real GDP falling more than 7.5% in the 2014-16 period and nominal interest rates increasing to multi-year highs of 14.25% at its peak.

However, since 2018, Brazil has entered a more market friendly economic environment supported by structural changes in regulation. As a result, Brazil began to experience economic stabilization and showed some early signs that an economic recovery was underway. According to data published by the Central Bank, real GDP expanded 1.1% during each of 2017, 2018 and 2019, following a period of two years of economic contraction. Going forward, we believe the path continues to be for constructive macroeconomic environment, supported by stabilization in the level of inflation, a decline in real interest rates and a recovery in consumer and business confidence indicators, which are important to improve the planning horizon of families and companies and increase the medium-term outlook for economic growth.

In order to support economic growth, the current government in Brazil has enacted more market-friendly policies with the assistance of highly regarded economic team. The current Ministry of Economy encompasses the previous Ministries of Finance, Planning, Trade & Industry, Labor and Social Security. This structural change demonstrates the increased importance of the economic team to government policy. The government has implemented various measures to improve governance, competitiveness, and productivity, which are improving long-term growth prospects. The current government has proven effective and managed to approve many important macro and micro reforms in a short period of time, which has helped lower the fiscal premium as measured by rates for Brazil’s 5-year credit default swap, which dropped from 495 basis points in December 2015 to 99 basis points in December 2019, before the COVID-19 pandemic impacted the global economy. These reforms include the public spending ceiling, reform of the long-term interest rate used for loans granted by Banco Nacional de Desenvolvimento Econômico e Social, or BNDES (new TLP rate), the labor reform and fiscal reform. Beyond short-term changes in economic policy, we believe that Brazil is going through a pivotal economic transformation that will yield sustained higher growth in the future due to the approved ceiling on government expenditures and social security reform, in addition to further expected administrative reforms.

The significant improvement in the outlook for inflation also allowed the Central Bank to implement a meaningful easing cycle. From a peak of 14.25% for the SELIC rate reached between the second half of 2015 and the third quarter of 2016, COPOM cut this benchmark reference rate to 2.00% on August 5, 2020. Additionally, it is expected that interest rates should stay at this low level for an extended period in order to provide further economic stimulus to combat the impacts from the COVID-19 pandemic. Contrary to previous easing cycles in Brazil, Market Surveys (Focus) show that inflation is expected to remain below or at the center of the inflation target band for the next three years. This will likely translate into lower interest rates for longer durations of the yield curve after the exceptional government expenditures due to the COVID-19 are brought to an end.

The decrease in interest rates also caused the real to devalue versus the U.S. dollar, following a traditional overshooting of the exchange rate. This is another important element to sustain future growth, providing support for Brazilian exports. This devaluation movement was fueled by two main flows: foreign investors in the Brazilian fixed income market reduced their exposure, and Brazilian corporates chose to pay their offshore debt and issue new bonds in the Brazilian local market. We believe the current historically low levels of interest rates and the devalued exchange rate provide a good entry point for investors seeking to benefit from the expected growth in the years ahead.

We currently expect Brazil to emerge from the 2020 recession in the short term and also expect that Brazil will enter a more positive macroeconomic environment for the first time in several years. We believe the combination of economic growth and expected prolonged periods of sustained low interest rates will create increasingly favorable tailwinds for the asset management industry. For example, despite the economic contraction experienced by Brazil in recent years, AUM in the Brazilian asset management industry grew significantly, at a rate of 14.1% per annum, equivalent to 2.0x the rate of expansion of nominal GDP during the period from 2010 to 2019. Furthermore, we believe the decrease in real interest rates should become one of the most important drivers of continued net inflows and AUM growth. For instance, for the period from 2017 until December 2019, AUM in the Brazilian asset management industry increased by 31.7%, equivalent to 3.1x the rate of expansion of nominal GDP during the same period. We believe that in a low interest rate environment, with current reference rates at 2.00% as of September 2020, such AUM growth should continue to accelerate as investors increase their search for more attractive investment opportunities and yield.

Such level of growth resulted in an increase in AUM penetration, as measured as a percentage of nominal GDP. As of 2010, total AUM in Brazil represented 43% of nominal GDP, while in 2019 it increased to 75.6%. Nonetheless, despite such increase, Brazilian AUM penetration remains low as compared to more developed markets such as the United States, the United Kingdom, Japan, and Australia.

The Brazilian asset management sector is composed of different types of investors, including institutional, retail and other investors. Institutional investors comprise pension funds of public and state-owned companies, social security regimes, closed and opened-ended complementary pension plans, insurance and savings companies, large corporates and middle market companies; retail investors are composed mainly of private banking clients, HNWIs and traditional retail investors; while other investors include government accounts, non-residents, and investment funds, among other categories. For the period from 2015 to 2019, institutional, retail and other AUM have increased by a CAGR of 16.6%, 15.7% and 15.1%, respectively.

Key Market Challenges

The Brazilian asset management industry has been highly inefficient for decades due to high interest rates, limiting incentives for product development by incumbents, and high concentration of investments in the banking sector, which still represents the majority of institutional and retail investments in the country. We believe this has created several important market challenges that create opportunities for disruption.

Highly Concentrated Market—In Brazil, the financial services market continues to be controlled by a few traditional financial institutions. According to Oliver Wyman’s 2019 Report, five banks, Itaú Unibanco, Bradesco, Banco do Brasil, Caixa Econômica Federal and Santander, collectively accounted for 93% of the R$8.6 trillion in client savings (including mainly bank deposits, pensions and assets under management). According to the latest information from the Central Bank, these same five banks collectively accounted for: (1) 78% of the R$3.1 trillion in all deposits; (2) 78% of the R$3.3 trillion in all loans; (3) 98% of the R$649 billion in mortgages; (4) 74% of the R$262 billion in credit card outstanding balances; (5) 66% of the R$2.9 trillion in institutional asset management funds; (6) 79% of the R$2.1 trillion in personal loans; and (7) 77% of the R$1.7 trillion in corporate credit balances. We believe this concentration has created market inefficiencies that provide significant opportunities for disruption, disintermediation, and new business models.

Bureaucratic, Asset-Heavy Infrastructures—The legacy models of the traditional banks are based on asset-heavy infrastructures such as large networks of physical bank branches, large bureaucratic organizations with hundreds of thousands of personnel and processes, and older, segregated technology platforms. We believe these cumbersome infrastructures encourage the traditional banks to focus more on (1) managing the internal burdens of their operations; (2) favoring the distribution of their in-house products over alternatives from third-party providers; and (3) preserving the status quo.

Narrow Selection of Financial Products—Given the historically high interest rates that prevailed in the Brazilian economy in recent decades, incumbent bank-owned asset managers in Brazil had little incentive to develop value-added products for their customers. As a result, traditional financial institutions in Brazil have historically provided their customers with more limited access to financial products than typically found in larger and more developed markets, such as the United States and Europe. These banks typically have closed-loop investment platforms which significantly restricts the assortment of investment products made available to their customers to those that were created in-house by each bank or have significant embedded costs to drive promotion. For instance, according to ANBIMA, the top five incumbent asset managers in Brazil (each of them subsidiaries of the top 5 largest banks) have an asset allocation in the aggregate consisting of 57% in fixed income, 4% in equities and 10% in multi-market funds, as compared to the rest of the market (excluding such top five bank-owned asset managers) of 15% in fixed income, 14% in equities and 38% in multi-market funds, as of September 2020.

Promotion of Inefficient Financial Products—In Brazil the traditional banks continue to promote inefficient financial products, such as self-issued time deposits, or CDBs, and savings accounts called poupança, which provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank. Poupança or other cash accounts account for 20% of all investment assets in Brazil, according to Oliver Wyman’s 2019 Report, despite paying relatively low interest rates, often lower than the base SELIC interest rate in Brazil, and occasionally even lower than the inflation rate. We believe the continued promotion of these products is not in the best interests of investors, but they continue to generate high fees and spreads for incumbent banks.

High-Costs and Spreads—We believe overall fees and spreads for financial products in Brazil are too high and are driven by (1) the closed platforms of incumbent banks, which often limit their customer’s selection of financial products to those created and controlled by each bank; (2) the promotion of inefficient financial products that return very low yields, such as Poupança; and (3) the high, asset-heavy infrastructure costs of the incumbent banks.

Poor Customer Service—Market surveys show that incumbent banks and other service providers generally offer poor customer service in Brazil, given the lack of competition and alternatives available to their clients. We believe these factors drive the prioritization of near-term results over long-term client relationships and discourage the banks from (1) focusing on their client’s day-to-day needs; (2) serving the entire customer experience; and (3) looking for new ways to add value.

Key Market Trends

Increasing Demand for Financial Products—As institutional, HNWI and individual investors migrate away from low yielding fixed income products provided by the traditional banks, and yields on other bank products remain stagnant, we believe the market will see a steady increase in the demand for alternative financial products. In our opinion, there will also continue to be increasing interest from institutional investors, HNWI and mass-affluent retail clients for more diversified asset classes, especially alternative investments and private asset strategies. We believe this is a long-term trend as the Brazilian market expands to close the product selection gap with other large markets, such as the United States and Europe. The below chart summarizes the growth in industry AUM by type of asset class in Brazil between 2015 and 2019, in which private asset classes and equities have demonstrated superior performance, as compared to fixed income products. Nonetheless, fixed income strategies continue to represent 39% of the total industry AUM as of September 2020.

These growth trends in high value-added asset classes have accelerated in recent years due to the low interest rate environment. For instance, according to data published by ANBIMA, net fund flows for equities and multi-strategy funds during 2018 until September 2020 increased by R$185 billion and R$208 billion, respectively, while fixed income strategies experienced outflows of R$52 billion.

Disintermediation of Incumbent Banks—Greater access to information and technology are making Brazilian institutional and private investors increasingly aware of investment options and inclined to look for alternatives outside the traditional retail banks for investment products and services. For instance, institutional AUM, including private and public pension funds, social security regimes, insurance and savings companies and corporates accounted for R$2.9 trillion in AUM as of September 2020, of which 66% is invested in the top five incumbent asset managers, according to data published by ANBIMA. Similarly, HNWI, composed of private banking clients and high-income individuals, accounted for R$1.3 billion in AUM as of September 2020, of which 44% is invested in the top five incumbent asset managers. As institutional investors, especially pension funds that require a minimum rate of returns to cover their retirement and actuarial liabilities, and HNWI search for higher yields in the current low interest rate environment, we believe there will be a diversification of AUM allocation towards asset managers with better service and greater expertise in a broader array of asset classes, including private equity and alternative strategies.

Increasing Demand for Financial Education and Information—As interest rates and yields on traditional savings product have decreased, we believe there are a growing number of investors interested in learning (1) the basics of financial freedom and empowerment; (2) how to access the financial markets more effectively; and (3) more sophisticated financial management strategies. We have seen the number of financial education students increase significantly and believe the demand for financial media content has grown materially in the last few years across several channels. With greater access to information, we believe that local institutional investors, HNWI and mass-affluent customers will accelerate the ongoing shifts in asset allocation towards strategies providing differentiated risk-return profiles.

Favorable and Highly-Aligned Regulatory Initiatives—The Central Bank is actively promoting “financial democratization” policies that seek to provide easier access to financial markets, long-term low interest rates and better financial services. The Central Bank has implemented an active regulatory agenda, called BC# which is focused on addressing structural issues of the Sistema Financeiro Nacional, or the National Financial System by fostering technological innovation. The Central Bank has set forth four dimensions for its agenda, including:

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Inclusion—which it defines as an effort “to ensure non-discriminatory access to the market for all those wishing to participate: small and large businesses entrepreneurs, investors and borrowers, both domestic and foreign.” Initiatives in this dimension involve (1) fostering the expansion of credit cooperatives; (2) simplifying and modernizing foreign exchange and international trade regulation (convertibility of the real); (3) developing the local capital markets; and (4) expanding access to microcredit;

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Competitiveness—which it defines as measures “to promote adequate pricing through fostering competitive access to financial markets.” Initiatives in this dimension involve (1) innovation and preparing the financial system for a technological and inclusive future (e.g. instant payments, open banking, and cybersecurity risk management); (2) improving the management of international reserves; and (3) increasing market efficiency (e.g. market infrastructure and reserve requirements).

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Transparency—which it defines as measures “to improve the market and the availability and quality of information from the Central Bank, and strengthen the transparency of information regarding financial markets – such as financial services and credit earmarking rules.” Initiatives in this dimension involve (1) improving conditions for rural and mortgage loans; (2) strengthening the Central Bank’s relationship with the Brazilian Congress and foreign investors; and (3) enhancing transparency and communication of Central Bank actions, including monetary policy decisions.

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Education—which it defines as initiatives “to promote financial awareness by the public—and, ultimately, participation in the financial markets—as well as to strengthen saving habits.” Initiatives in this dimension involve providing scalable financial education solutions to school students, indebted individuals and low-income citizens.

Addressable Market Opportunities

We believe that we will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and that these trends and this market environment have positioned us to continue to penetrate, grow and expand our large addressable market opportunity in the country, which is expected to reach nearly R$13.8 trillion in assets under custody, or AUC, (including deposits, pension funds and assets under management) by the end of 2024, according to Oliver Wyman’s 2019 Report. We believe that AUC as reported by Oliver Wyman’s 2019 Report is a useful indicator of the total market opportunity of potential AUM for Vinci Partners. Given our leadership, scale, brand, and competitive advantages, we believe we will benefit from and continue to be a catalyst for:

Continued Growth of the AUC Addressable Market—According to Oliver Wyman’s 2019 Report, the total addressable market of AUC in Brazil was R$7.9 trillion in 2018, an increase of 105% since 2011, representing a CAGR of 11% that approximate rate of growth is expected to continue at least up to 2024, as shown in the following graph

Continued Shift of AUM from Banks to Independent Investment Firms—According to Oliver Wyman’s 2019 Report, banks in Brazil currently control approximately 93% of retail investment AUC and independent investment firms control approximately 7%. The same report estimates that the market share of investment AUC for independent investment firms will grow from 7% in 2018 to 25% in 2024. We believe this is a long-term trend that is still in the early stages. A similar shift away from banks has been observed in other markets across the globe, including the United States, where independent investment firms controlled 87% of mutual funds distributions in 2017, also according to Oliver Wyman’s 2019 Report, as shown in the following graphs, which shows estimated evolution for Brazil in future years, and international benchmarks for 2018.

Similarly, such shift has already been evident within the asset management sector. According to data published by ANBIMA, accumulated net inflows from the top five incumbent asset managers in Brazil during the last twelve months ended September 2020 totaled R$10 billion, as compared to net inflows of R$190 billion for the rest of the market (excluding the top five bank-owned asset managers).

Shift from Fixed Income to More Effective Products—Within the growth of AUM, we believe there is a long-term trend toward shifting the investment mix from lower yielding fixed income products to higher potential yielding products such as equities and alternative asset classes. Fixed income strategies continue to represent the largest asset class, accounting for R$2.2 trillion or 39% of total AUM as of September 2020 according to data published by ANBIMA, while equities accounted for R$471 billion or 8% of total AUM, credit right funds, or FIDCs, accounted for R$190 billion or 3% of total AUM and REITs accounted for R$146 billion or 3% of total AUM. These products have higher margins for investment managers, positively impacting our profitability. In addition, these products tend to require more sophisticated advisory services given their inherently higher risk and complexity, which benefits firms, such as ours, that offer high value-added products accompanied by valuable financial planning and investment advisory services with a superior customer experience. This trend is more clearly visible in more developed markets, for example in 2018, fixed income only represented 21% of total AUM in North America, according to a McKinsey & Company report in 2019, while in Brazil fixed income comprised 44% of total AUM. Similarly, equities represented 48% of North America AUM in 2018, according to the same report, while in Brazil equities represented only 7% of AUM.

Increasing Investment Pipeline and Reinvestment Requirements—The Brazilian economy had been impacted in the past by the economic and political crisis experienced during the Dilma Rousseff administration. Nonetheless, under a renewed growth and political outlook, we expect a significant surge in the investment pipeline to return to the market in coming years, especially in infrastructure. The following chart suggests that despite the COVID-19 pandemic, capital markets are thriving in Brazil, according to Bloomberg data. This chart also suggests that growth in the capitals market might be non-linear, as we saw during the growth period across 2006 and 2007. Currently, we expect both state-owned banks and traditional conglomerates to be more constrained to deploy capital due to balance sheet restrictions; thereby creating additional demand for capital to be covered by the broader private markets and less traditional sources of capital.

Market Drivers for Growth Strategies

In addition to the strong growth drivers for the overall asset management industry, there are a number of specific drivers that support further growth of investable capital for each of our core strategies.

Our Liquid Strategies—Equities, Hedge Funds and Investment Products and Solutions

We believe that the current economic and market environment present a unique moment of significant transformation in the asset management industry in Brazil. Key transformational drivers include:

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Interest rates at low levels for a long period—this change, which we believe is structural, causes individuals and institutional investors to significantly re-evaluate the way they made their investment decisions. Historically, it was very common for individuals to have a large part of their investments linked to the CDI (either through DI funds or exempt bonds linked to the CDI). In the current low-interest-rate scenario this means a loss of purchasing power over time. Institutional investors, who are committed to certain profitability targets, will have to review their plans and move towards a higher risk, but more diversified portfolio, investing in various asset classes in Brazil and/or offshore.

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Access to products—With the expansion of the use of smartphone apps and the creation of investment platforms, individual investors now have the possibility to access more sophisticated products that until recently were only offered to the most exclusive customers of the wealth management units of financial institutions or who were linked to MFOs. For managers, this means the possibility of accessing a much larger base of customers and resources.

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Financial education—the above two factors will lead investors to a higher level of financial education and therefore sophistication. This process will lead investors to look for managers who have more experience in different classes of assets (who have a wider array of products to offer) and who are able to solve their problems in a customized way.

Private Equity

We believe that our private equity strategies have consistently delivered returns superior to public market benchmarks. These returns have led to strong growth in allocations to the private equity asset class, driven by the search for yield. In Brazil, international institutional investors and HNWI have been the main source of capital for private equity funds, with limited participation by local institutional investors. We believe that in the context of low interest rates and need to actively search for more sophisticated strategies to generate more attractive real returns, local institutional investors, especially pension funds with growing actuarial liabilities, will become a relevant growth driver for new fundraising in private equity.

The third vintage of our flagship fund Vinci Capital Partners III, closed in April 2019, has been able to attract increased interest from Brazilian institutional investors and HNWI. We are also in the process of raising our next fund, Vinci Impact and Return IV (VIR IV), which already had its first closing on October 29, 2020 and has raised R$265.8 million in Brazil through the date of this prospectus, and has obtained US$11.8 million (equivalent to R$66.6 million based on the commercial selling rate for U.S. dollars of R$5.6407 to US$1.00 as of September 30, 2020) of approved commitments from development finance institutions, or DFI. In total, Vinci is seeking to raise up to R$1.0 billion for the VIR IV strategy by March 2021, both from institutional investors and HNWI. We believe these two investor groups will play more important roles in future funding rounds. Our objective is to complement the strong international limited partner presence in our funds, with quality, long-term partnerships with local institutional investors. One of the main consequences of the limited amount of capital available for private equity strategies in Brazil is that competition in the strategy is also small. Brazil is a top-10 world economy with a population of more than 200 million people and continental size. The limited availability of capital is concentrated in a few institutional managers, leading us with the opportunity to source extremely interesting investments for our funds. We believe this contributes positively to the strong track record posted by our strategy since inception, and we expect the markets to continue to remain favorable for new investment opportunities in the foreseeable future.

Real Estate

Real estate is exceptionally positioned to capture the shift from fixed income investments to alternative asset classes, especially for pension funds and individuals, because it is a comfortable initial movement towards increased risk taking. REITs offer monthly dividends, which provide foreseeable income similar to that of fixed income securities and are perceived by investors as an attractive first step into alternatives strategies. In Brazil, we believe the real estate investment market will benefit from structural growth in coming years, as investors increase allocation under a more favorable economic backdrop and low yield curve. Retail investors have been the first to increase their allocations to this strategy in recent years, accounting for approximately 91.7% of our real estate AUM as of September 30, 2020. We expect however, a substantial increase in institutional money allocation once real estate funds raised continue to grow and will be able to offer greater liquidity profiles. Once that liquidity inflection point is reached, we expect a surge in inflows from institutional investors which would provide further tailwinds for AUM growth.

The interest for real estate investments has been growing consistently in recent years, but REITs have grown exponentially in the last two years. Currently there are 493 REITs registered with the CVM out of which, 275 are publicly traded on the B3. The total net asset value of all REITs in Brazil is currently above R$113 billion and the total market cap of the listed REITs was above R$108 billion as of August 2020, an increase of 60% compared to the same period in 2019, based on data available from the B3 and CVM. The number of investors has grown more than 9-fold in only two years. Likewise, the liquidity in this market has also improved significantly with the average daily trading volume increasing from R$45 million in 2018 to R$212 million as of August 2020, according to data published by B3 and the CVM.

Infrastructure

The market for private infrastructure benefits from a number of strong underlying structural growth trends, with a high requirement for future infrastructure spending coupled with stretched balance sheets, both at the federal and state government levels, but also from the traditional conglomerates which have historically been the main sponsors of infrastructure projects in Brazil. Some of these conglomerates have been involved in corruption scandals during recent years, opening a significant gap for private investments in the sector and alternative sources of capital to cover demand for expansion in infrastructure. We believe there is also a significant opportunity to improve existing infrastructure assets and there are high levels of disposals of assets by both governments and corporates, providing a large universe of potential targets for infrastructure asset managers. This asset class also offers high levels of stability, with returns generally less correlated to overall economic growth given the essential service being provided to society, offering investors attractive downside protection, with revenues linked and adjusted yearly by local inflation, and long-term visibility of cash flows and returns.

Brazil is underinvested in infrastructure, leading to relevant and recurrent investment demand. The current Brazilian administration has an extensive agenda for privatization. The dependence on the private sector will further increase given the lack of investment capacity of the Brazilian federal government, States and State-Owned Companies. We believe that the fiscal discipline imposed by the government will continue to restrain its capacity to invest in infrastructure, relying even more on the private sector to perform such investments.

We believe that the fundamental changes in the infrastructure sector in Brazil are creating attractive investment opportunities. The sector was historically dominated by local construction conglomerates and state-owned enterprises financed by subsidized credit. In recent years, there has been a significant decrease in government participation due to limited investment capacity and a significant expansion of privatization programs, fueling demand for private capital. In addition, due to past corruption scandals, there has been an increased demand for transparent relationships with the public sector, and investors are now more selective when allocating capital to investment opportunities, increasingly seeking experienced and established managers. These changes, in conjunction with significant underinvestment for decades and the government’s effort to attract and facilitate private investments, creates a unique and long-lasting window of opportunity for investments in infrastructure.

The toll road sector, for instance, is a good example of favorable investment potential. According to information from the Brazilian federal government, Federal and State governments are expected to auction approximately R$145 billion in investments for toll road concessions in the coming years and the expectation is that the private sector, including new entrants to the sector, will increase their participation in these concessions. Moreover, construction conglomerates involved in corruption scandals, who had been the main “sponsors” of infrastructure projects in recent decades in Brazil, are more likely to become net sellers in the space.

In the water and sanitation sector, private participation has historically been minimal (less than 10%) and public service is mainly provided by state-owned enterprises, which typically are very dependent on public sector funding, thus not being able to invest to expand service coverage, and consequently provide a low quality service to the population. The recent approval of a new law for the sector, brings long-awaited changes that aim to give legal and regulatory stability, thus opening the door to attract private capital into the sector with the goal of achieving universalization of the services in the next years. It is expected that more than R$700 billion are needed to be invested in the sector to reach universalization according to information from the Brazilian federal government. As an example, on September 30, 2020, a Brazilian sanitation company controlled by a Canadian investor won a competitive bid to run for 35 years water and sanitation services of Brazilian city of Maceio, capital of the state of Alagoas in the northeast region of Brazil. This auction was the first public-private partnership reached after Brazil approved new rules for water and sanitation sector in July 2020.

The power sector should be able to continue to attract increased levels of private capital, as it has in the last two decades. Over this period, power consumption in the country grew at an average rate of around 3% a year, and the trend to the next ten years is expected to continue. That translates into a generation matrix of around 160 GW of installed capacity, in which renewables (hydro, wind, biomass and solar) are the dominant technologies. Brazil had always been at the forefront of the renewables use, given that the bulk of its generation grid has been in hydro from very early on. In recent years, wind has been increasing its share in the energy grid quite substantially, and more recently solar has experienced tremendous growth in its inclusion into the energy grid. Over the next decade, it is expected that more than 70GW of additional generation capacity will be added into the grid, with the bulk being renewables.

In addition to power generation, the power transmission segment has been very successful in attracting private capital. Over the last two decades, more than 50 auctions were concluded, adding more than 100,000 km in new transmission lines, and attracting more than R$150 billion in new investments. Currently, the Brazilian interconnected grid extends over 180,000 km, and it is expected that the system will continue to demand investments for expansion and reinforcement. The government intends to continue its policy of having one, or two auctions every year going forward.

Credit

Within the credit market, the structural reduction in bank lending due to increased capital requirements, more conservative capital deployment by banks, especially state-owned banks, and stricter regulation post-financial crisis, has led to an increase in institutional capital, which now plays a more substantial role in credit markets in Brazil, especially for mid-size corporates which have traditionally been underserved by large banks.

Local debt capital markets, or DCM, have grown more rapidly in recent years, according to data by ANBIMA, although the volume of issuances remains relatively small and the leading market participants have high underwriting standards that limit the access of mid-size corporates.

Additionally, the Brazilian National Economic and Social Development Bank (BNDES) has reduced the amount of new loans it is granting to corporate borrowers, creating more room for capital market financing alternatives such as infrastructure debentures under Brazilian Law No. 12,431/2011.

According to the Central Bank, 63% of total corporate credit was granted to large corporates, as of 2019. Loans to mid-sized corporates declined during the economic recession of 2015 and 2016, reaching its lowest levels since 2012. As smaller companies are more closely impacted by economic cycles, concentration in large corporates increased further during such period.

Credit is a large and scalable asset-class in Brazil, amounting to R$6.3 trillion in loan inventory to households and non-financial institutions at the end of July 2020, according to the Central Bank. We believe Brazilian credit markets offer attractive investment opportunities in view of the changing landscape and the current macroeconomic scenario of record-low base interest rates This environment has propelled financial disintermediation as non-traditional players such as asset managers and fintechs are offering credit products and solutions to corporate borrowers and consumers, coupled with an increase in investor demand for alternative investments with superior returns while coping with lower liquidity and higher risk tolerance. In this context, we believe a broader credit investment strategy, including structured credit transactions and direct lending, captures more value.

Furthermore, we believe the government’s liberal agenda with gradual reduction of subsidies by state-owned banks and agencies, will bring greater demand for private investments. Regulatory advances such as the BC# Agenda currently underway, including positive credit bureaus and open banking, are expected to reduce barriers and create opportunities for new entrants outside the banking sector and foster new solutions via debt capital markets. Credit securities issuance should continue to expand in this context, given that it is relatively small in terms of share of GDP compared to levels seen in more developed markets, according to the CVM and also compared to the inventory of bank loans.

Brazilian companies have also been required to adapt their business as a result of the COVID-19 pandemic, incorporating technological solutions and increasing efficiency and performance. However, these companies still face significant credit constraints and lack of long-term funding, amidst a large banking-industry concentration after years of banking sector consolidation. Despite the significant direct and indirect support through fiscal packages, many companies remain under-served in terms of long-term financing solutions. During the tenures of former presidents Lula and Dilma, the main state-owned banks significantly expanded their balance sheets, however this dynamic has been reversed in the previous administrations in view of fiscal constraints. Generally, lending activity at subsidized rates has been curbed, and even though overall the banking sector is healthier than in 2008-2009, stricter regulation and tighter underwriting standards continue to pose restrictions on banks’ lending activity.

We believe this creates a sizable window of opportunity for structured credit and direct lending products for companies that are underserved by the banking industry in Brazil. Simultaneously, in search of alpha amidst lower interest rates on traditional fixed-income securities, we believe investors will need to diversify their portfolio allocation and expand into more complex and sophisticated products to increase returns in their portfolios.

In this context, we also see an interesting window to launch new credit products, such as evergreen listed funds and REITs through local capital markets IPOs, mainly in the infrastructure and real estate sectors.

BUSINESS

Our vision is to be the preeminent alternative investment platform in Brazil. We approach capital management based on ethics and experience, targeting superior long-term financial results where our partners are clients and our clients are partners.

Introduction to Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 205 full time employees as of September 30, 2020 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners’ business segments (which we also refer to alternatively as our strategies) include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies (those with annual gross revenue between R$100 million and R$600 million).

Since inception, our AUM has grown twenty-three-fold, from R$1.9 billion in 2009 to R$46.1 billion as of September 30, 2020, reflecting a CAGR of 34.5%, while increasing 47.4% from 2018 to September 30, 2020 on a last twelve month basis. Our strong AUM growth has been driven by consistent, strong performance, prudent launches of new investment vehicles, and selective strategic transactions, such as our association with Gas Investimentos in 2010 and with Mosaico Capital in 2017.

From December 2018 to September 30, 2020, our AUM increased by approximately R$22.5 billion or 95.1%. The significant decline in the SELIC rate, which is the Brazilian reference interest rate, has initiated what we believe is a structural migration of capital flows to alternative asset classes. We expect our AUM growth trends to remain strong, due to a combination of the expected persistently low SELIC rate, our enhanced product offering across strategies, the strong historical returns from our funds and the consolidation of our relationships with current and new clients.

We have a long-standing track-record of raising long-term committed capital (with a lock-up period exceeding five years) and managing diversified strategies across economic cycles, demonstrating the resiliency of our business. During the period 2011-2015, in which nominal interest rates in Brazil varied between 7.25% and 14.25%, within our private market strategies we raised R$4.2 billion of long-term capital with an average lock-up above 8 years, of which 51.6% and 24.3% was raised by our private equity and infrastructure strategies, respectively. To reinforce the commitment of our general partners, proprietary capital (which also comprises capital from partners and employees of Vinci Partners at the time of the relevant capital raising) accounted for 22.2% of the total amount of long-term capital raised.

During the period from 2016 through September 30, 2020, in which nominal interest rates declined from 14.25% to 2.0%, we raised R$9.7 billion of long-term capital with an average lock-up exceeding 9 years. Such increase was driven by growth in our real estate funds, which are perpetual in nature and accounted for 36.1% of total raised AUM, while private equity, credit and infrastructure accounted for 43.8%, 12.1% and 8.0%, respectively. Additionally, supported by our established track-record, we leveraged our proprietary commitments further, which accounted for 12.0% of total long-term capital raised during the period, demonstrating increased institutional and retail demand for our strategies. Since 2018, 100% of our long-term capital raised in completed capital raisings was sourced entirely from third-parties, which further enhances our returns and capital deployment strategy. In future years we expect proprietary capital (which may also comprises capital from partners and employees of Vinci Partners) will continue to support our growth strategy, albeit at lower levels than observed in the past given recent trends of larger third-party capital raises.

Currently, our AUM is weighted toward long-term capital, with 47.9% committed for five years or more. Our platform offers a wide range of products across different strategies and we are supported by a diverse, world-class set of investors with approximately 29.0% of AUM from offshore clients and the remainder from a mix of local institutional and retail clients, as of September 30, 2020.

Our Founding and Evolution

The team behind Vinci Partners traces its origins to the early 2000’s, when a group of our current partners began investing in the alternative asset space through our first private equity fund or Fund I. In 2004, that group began building an independent principal investment group dedicated to alternative investment strategies for Banco Pactual, one of the leading investment banks in Brazil at the time. In 2006, UBS purchased Banco Pactual and several investment professionals established an independent alternatives business unit within UBS, called UBS Pactual Gestora de Investimentos Alternativos Ltda. or ALIN. In 2009, following UBS’ divestiture of Banco Pactual, Mr. Sayão together with Mr. Horta and a large majority of the other investment professionals from ALIN founded Vinci Partners.

Since 2009, we have continuously invested in our internal governance and management model, investment processes, operations, human resources and culture, technology and investor relations to support prudent expansion into additional investment strategies, transforming Vinci Partners into a multi-product manager. Today, we are able to provide our clients with a diverse suite of customized solutions across public and private markets asset classes.

Based on the data sources cited below, we believe:

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Vinci Partners is a leading asset manager in Brazil—Vinci Partners is a leading independent asset manager in Brazil in terms of AUM, and is ranked among the 25 largest asset managers in Brazil (including independent players and non-independent players) among over 680 asset managers, based on data published by ANBIMA as of October 2020, and we believe we have leading franchises in private equity, real estate and public equities.

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Vinci Partners maintains a robust pipeline of young talent—Our recruitment and selection process ensures that we attract and retain top talent. We screened over 3,000 potential candidates in 2019 to fill over 30 positions, representing approximately 90 applicants per vacancy in 2019. This competitive process ensures that Vinci Partners is attracting the next generation of leaders.

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Vinci Partners is one of the most visible investment brands in Brazil —Vinci Partners is ranked #1 in media appearances, based on media space (according to data prepared by Danthi Comunicações using information from Topclip), ahead of Advent, Carlyle, Gavea, Brasil Plural, Blackstone, and others. Additionally, we reach a broad audience of over 6 million individuals through LinkedIn, actively engaging with over 185,000 individuals.

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Vinci Partners is known for our commitment to social impact—We are dedicated to strengthening social initiatives and promoting responsible investment in Brazil. Since Vinci Partners’ founding, we have continuously improved our environmental, social and governance, or ESG approach, evolving from respecting general guidelines to infusing positive ESG impact into our products. As a result, we are one of the few investment managers in Brazil to be a signatory to the Principles for Responsible Investment, or PRI, and have one of the highest ratings of investment managers in Brazil according to PRI Transparency Reports. Furthermore, we have also endorsed the Women’s Empowerment Principles, or WEPs, which are a set of principles offering guidance to businesses on how to promote gender equality and women’s empowerment in the workplace, marketplace and community as part of the United Nations Sustainable Development Goals. By endorsing the WEPs, Vinci Partners signals its high-level commitment to promoting gender equality and working collaboratively in a multi-stakeholder environment to foster business practices that empower women. We are one of the only alternative asset managers in Brazil with an active private markets impact dedicated strategy, through our VIR (Vinci Impact and Return) platform within our Private Equity segment. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint, through a build-to-suit solar power plant.

The following chart summarizes key milestones in our operational history:

Competitive Strengths

We have established a premier independent franchise with market leadership across each of our high value-added strategies. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with adoption of innovative technologies and increasing integration across our business segments, strongly position us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investment market.

We are a leading independent alternative asset manager in Brazil, with a strong track record of growth and market leadership across our several strategies

Since our inception, we have worked tirelessly to become a leading independent investment platform in Brazil, in terms of AUM and product offering, that is well positioned to benefit from long-term trends in the Brazilian asset management industry. Starting with only proprietary capital from our partners, we have been able to grow our AUM base at a CAGR of 34.5% since our founding by expanding our product offering within liquid and illiquid strategies. Additionally, from 2018 through September 30, 2020, we have expanded our AUM by 95.1%. This growth was fueled by the launch of three real estate funds, one credit fund, one infrastructure fund, and one multi-strategy fund within investment products and solutions, in addition to capital calls from illiquid funds and significant growth in net client inflows, accelerated by the decline in the SELIC rate, which is the

Brazilian reference interest rate, and an increase in the search for alpha by institutional and HNWI clients in the country.

Vinci Partners is a leading independent asset manager in Brazil in terms of AUM, and is ranked among the 25 largest asset managers in Brazil (including independent players and non-independent players) among over 680 asset managers, based on data published by ANBIMA as of October 2020, and we believe we have leading franchises in private equity, real estate and public equities. We believe we have been able to achieve strong and sustained growth largely due to our solid reputation and credibility from a history of partnerships with companies, financial institutions and entrepreneurs. Across our main strategies we have built premier franchises with unique differentiating strategies to offer to our investors. Showcasing our market recognition, during 2020 and 2019, we have been the recipient of numerous awards, including ranking in first place in the XP Operational Ranking among over 120 funds (May 2019 and June 2019) and receiving an “Excellent” rating by Revista Investidor Institucional (August 2020) for several of our funds, including our credit fund focused on real estate loans Vinci FI Renda Fixa Imobiliário—CP, our multi-strategy funds Vinci Atlas FIC FIM and Vinci Valorem FIM, our equities funds Vinci GAS Dividendos FIA, Vinci Mosaico FIA and Vinci Selection Equities FIA, our open-ended pension fund FIC FIA Caixa Valor RPPS and ranking in second place in the category “Best funds in three years—Real Estate” by InfoMoney-Ibmec (January 2020) for our real estate fund Vinci Shopping Centers FII.

We consider ourselves as pioneers in Brazilian private equity and, as among the largest players, we believe we are the only purely Brazilian private equity firm that has always been independent, with the only fully Brazilian team whose members have begun and developed their investment careers inside the country. Since 2004 and through September 30 2020, members of the Vinci Partners private equity team have invested R$4.0 billion across 22 investments in Brazil. Given Vinci Partners’ history and presence in Brazil as one of the longest-tenured local private equity firms, we believe we have a distinct competitive advantage against both local and global players. Our infrastructure investment team has extensive experience with infrastructure funds, having participated in investments of over R$2.6 billion since the early 2000s. Our team also has experience in complex investments, having formed deep relationships, and developed a flexible investment approach and sector knowledge. The Vinci Infrastructure team, through its historical infrastructure debt sub-strategy (FIDC—Vinci Crédito e Desenvolvimento I) has deployed capital in the energy, water and sanitation, and logistics and transportation sectors. Additionally, the infrastructure team is able to leverage the broader Vinci Partners platform, particularly the firm’s other senior partners, for market insight and industry expertise. In private credit, Vinci Partners considers itself a pioneer as an independent player in Brazilian private credit funds and long-term direct lending, recognized by its rigorous due diligence, in-depth fundamental credit research and industry expertise, performing analysis of indentures, credit agreements and collateral packages to identify risks and relative-value opportunities. As an example of our long-standing track-record in private credit with large institutional investors, we are raising our fifth long term fund focused on structured credit and direct lending. Furthermore, due to Vinci Partners’ visibility in the markets, it is constantly contacted by investment banks and sellers to advise on M&A transactions, and by the EPE (a Brazilian research entity), and government and regulatory agencies to discuss existing and new sector measures.

We have an established and recognized track record of achieving returns above benchmarks across our asset classes, putting us in a position of strength to benefit from shifts in asset allocation in Brazil

We believe we offer our clients best-in-class products in terms of investment performance across asset classes. We have been able to establish an impressive track record, achieving returns in the top quartile across all products within both liquid and illiquid strategies. We have developed expertise and credibility across strategies, with our products having a track record of surpassing the respective benchmarks.

We believe that our past success enhances our reputation and market credibility, and will be an asset in sourcing future investment opportunities. The current market environment of sustained lower interest rates in Brazil has accelerated a shift in asset allocation from lower yielding fixed income products into higher risk and return products such as equities, and even more so into higher value-added products such as managed funds, structured products, and alternative investments. Investors are reallocating their portfolios in the search for alpha, and we believe our platform is exceptionally positioned to capture what we believe is a long-term structural trend because of our range of superior high value-add, or HVA, product offering.

For instance, as of September 30, 2020, the VCP strategy from our private equity segment has invested R$4.0 billion across 22 investments. Eleven of these investments have been fully realized, and four partially realized, generating R$7.2 billion in total value, representing a 3.9x multiple over invested capital, or MOIC, and 76.1% gross internal rate of return, or IRR, in reais for the fully and partially realized investments. Our flagship fund VCP, which accounts for 97.8% of total AUM in our private equity segment as of September 2020, has posted strong performances across vintages, having surpassed the IBOVESPA index across the entire investment period. Taking into consideration all vintages through September 30 2020, VCP has outperformed the IBOVESPA index significantly, with a total gross IRR of 62.0% in reais, against 8.3% for the IBOVESPA index. Such performance is evidence of substantial alpha generation being achieved in the period and proves the value creation potential of the platform over time. The strategy has faced a multitude of economic environments and scenarios and has performed extremely well over the time span. Similarly, our private credit funds have yielded consistent performance, surpassing that if its benchmarks across different time spans, while across our infrastructure fund we have also demonstrated a strong track record of achieving differentiated returns. As of September 30, 2020 our FIP Transmissão (Vinci Infra II), which was our first infrastructure fund raised with a focus on making equity investments rather than debt investments, and that accounts for almost 12.0% of total AUM in our infrastructure segment (including debt funds and publicly listed funds), has achieved a 91.1% gross internal rate of return, or IRR in reais, against 9.5% for the IBOVESPA index. We believe the performance of these funds as measured against the IBOVESPA index demonstrates Vinci’s ability to obtain favorable results in key funds in comparison to general public stock market performance.

We have a highly profitable business model, supported by one of the most comprehensive platforms in Brazil across diversified and attractive asset classes

We have a team of 205 full time employees as of September 30, 2020, bringing together a wide-ranging network of personal and professional relationships across our multiple stakeholders. We have a diversified business model across high value-added asset classes, including private equity, infrastructure, public equities, hedge funds, credit and real estate, in addition to a specialized division providing tailored investment and product solutions to institutional and HNWI clients. Each investment strategy is managed by a separate and dedicated investment team with an independent investment committee and decision-making process. Through our differentiated business model, focused on generation of high-performance ideas and opportunities across business areas, we have developed an ability to invest proprietary capital (which also comprises capital from partners and employees of Vinci Partners at the time of the relevant capital raising) and that of third-parties with solid profitability in a wide variety of liquid and illiquid strategies. For example, new strategies employed by our team in our real estate and hedge fund segments are growing at accelerated rates, increasing AUM by 27.7% and 45.0%, respectively, from January 1, 2020 to September 30, 2020.

We manage a diversified pool of assets under management from a diverse investor base. As of September 30, 2020, private equity represented 21.8% of our total AUM, public equities 26.2%, investment products and solutions 30.6%. Nonetheless, asset classes such as real estate, hedge funds and infrastructure, which represent 8.8%, 4.9% and 3.2%, respectively, have shown trends of accelerated growth, increasing by 152.8%, 84.8% and 14.2% as compared to the beginning of 2019, further diversifying our base of AUM.

In addition, we have a technologically advanced operational platform across our value chain, enabling steady increases in efficiency, productivity, and profitability. Our net profit margin for the nine months ended September 30, 2020 was 49.6% representing a 0.1 percentage point decrease compared to the same period in 2019, and our Adjusted Profit Margin for the nine months ended September 30, 2020 was 38.8%, representing an 3.0 percentage point increase compared to the same period in 2019. Our net profit margin for the year in 2019 was 52.5% representing a 19.6 percentage point increase compared to 2018, and our Adjusted Profit Margin for the year in 2019 was 38.3%, representing an 18.6 percentage point increase compared to 2018. Additionally, our fixed costs (general and administrative expenses, less personnel expenses and profit sharing) per average AUM (considering the average calculated based on the average of the beginning and end of each quarter AUM) decreased by 16.2 basis points from December 31, 2015 to September 30, 2020 (calculated using annualized data for the last twelve months ended September 30, 2020), while our annualized gross revenue from fund management per average AUM increased by 6.7 basis points during the same period.

Our track record of raising long term committed capital base creates a resilient, management fee-centric and asset-light business model

Most of our cash revenues are derived from fund management, which are generated from our AUM. In the nine months ended September 30, 2020 and 2019, and in the year ended December 31, 2019 and 2018, 83.0%, 87.0%, 75.4% and 85.1% of our total net revenue, respectively, consisted of net revenue from fund management, which are recurring in nature and provide highly predictable revenues, being less susceptible to market volatility. In addition, we raised over R$2.2 billion for our second fund within our private equity flagship strategy and were able to deploy over 90% within two years; we then raised R$4.0 billion (including the amount related to potential co-investments) for our third fund within the same strategy and have already deployed over 46.6% of the total capital committed to the fund as of September 30, 2020. In real estate, we have completed 9 capital raises totaling R$2.7 billion for new and existing funds since 2019, and have expanded by 4.1x our AUM in the strategy since the end of 2017. Furthermore, our strong performance by our products and successful fundraising activity have supported growth in AUM and, consequently, growth in revenue from fund management. For instance, our net revenue from fund management increased 16.6% in the nine months ended September 30, 2020 as compared to the same period in 2019 and 52.7% in 2019 as compared to 2018. In addition to revenue from fund management, should the investment performance of our funds be above their respective benchmarks, we may generate additional revenues though performance fees.

In addition, most of our products have long-term capital commitments and over 47.9% of our AUM is either perpetual or locked up for periods of over five years. Structured credit and private equity have formal lock-up policies, while one of our infrastructure funds is quasi-perpetual and our listed real estate funds are perpetual in nature.

As showcased by the growth in our AUM in recent years, Vinci Partners benefits significantly from low interest rates and other macroeconomic trends that support economic growth in Brazil. Simultaneously, we believe the long-term nature of our capital commitments and fund management centricity of our revenues helped us create a truly resilient business model. For instance, we were able to grow our AUM at an annualized rate of 5.3% from 2014 through 2017, during one of the worst economic recessions in Brazil’s history, an example of the defensive nature of our business. With the reduction in the SELIC rate to 2% on August 5, 2020, we believe we will benefit from a shift in asset allocation in Brazil towards high value added strategies, especially public equities and private asset classes. For instance, as of September 30, 2020 our AUM totaled R$46.1 billion, a 95.1% increase compared to December 31, 2018. In addition, we have remained resilient to fluctuations in economic conditions throughout the course of the COVID-19 pandemic, with total AUM of R$46.1 billion as of September 30, 2020, a 32.9% increase compared to total AUM of R$34.7 billion as of December 31, 2019, and total net revenue from services rendered of R$235.3 million in the nine months ended September 30, 2020, a 22.1% increase from total net revenue from services rendered of R$192.6 million in the nine months ended September 30, 2019. We believe we have a highly profitable business that is resilient during economic downturns and is positioned to grow during economic expansion.

We have a track record in creating long term client relationships across diversified and high quality distribution strategies, reinforcing our ability to benefit from ongoing demand shifts in the Brazilian asset management sector

Over our history of managing assets from third party investors, we have been able to build a sophisticated and high quality base of international limited partners within our private market strategies, working with a diverse range of institutional investors from all over the globe. We have been able to establish highly valuable client relationships, both in Brazil and globally and have built a very diverse client base. For instance, we have over 987 clients (excluding direct shareholders of the listed funds managed by Vinci Partners) distributed across all our strategies and our largest funds client represented 2.6% of gross revenue from services rendered (unaudited), while our ten largest funds clients accounted for 17.2% of our gross revenue from services rendered (unaudited) from January 1, 2020 through September 30, 2020. No single client represented more than 3.0% of our gross revenue from services rendered in 2018, 2019 or for the nine months ended September 30, 2020. Our teams are committed to excellence in our investor relations practices, covering diverse global and local institutional and retail investor bases. As a result, we have developed a unique track-record with our investors over an extended period of time, which we believe positions us in a premier position to take advantage of the ongoing shifts in asset allocation. For instance, over 48.0% of our HNWIs base have had a relationship with Vinci Partners for more than five years. Those long term clients, represent a higher AUM per client; higher revenue per client and investment across more Vinci Partners products. We believe that this indicates that we have been able to develop long term relationships and also deepen our relationships, capturing a higher share of wallet and increasing cross selling. Moreover, as of September 30, 2020 the average AUM invested by our institutional client base totaled R$26.3 billion, representing a growth of 62.1% on an annualized basis since 2018. Such success in client engagement has allowed us to capture additional AUM from existing clients and effectively increase the number of Vinci Partners’ strategies and products in their portfolios, creating a distinct competitive advantage and allowing us to lead our clients’ diversification efforts in high value-added asset classes in the country. For example, during the period from January 2018 through September 30, 2020, 61.0% of the capital raised from investors came from our existing clients.

We believe that certain aspects of our organizational structure create significant competitive advantages that have enabled us to build differentiated business development and marketing capabilities, including fully integrated investment teams to ensure visibility of portfolios. We believe our structure promotes transparency through state-of-the-art reporting processes and systems, which in addition to our deep knowledge of the competitive landscape, enable us to create uniquely integrated teams from product development to limited partner coverage.

To maximize reach and client service, we organize our commercial efforts through four client divisions and one additional distribution channel, each with its own independent dedicated team of professionals.

•	Local Institutional Clients (local corporates and pension funds)—represents 28.1% of our AUM. Covers Brazilian pension funds (public and private), insurance companies, large and mid-size corporations

•	Institutional Offshore—represents 29.0% of our AUM. Covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, among others

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Vinci Individual Investors (VII or HNWI)—represents 25.4% of Vinci Partners’ AUM. Covers HNWI, which in our case, are clients that have potential to invest at least R$30 million (or approximately US$5.5 million) with us

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Allocators and Distributors, or A&D (fund of funds and distributors)—represents 8.6% of our AUM. The A&D area caters to the needs of banks (private, mass affluent and retail segments), MFOs and distribution platforms such as XP and BTG Digital, among many others (25 in total, as of September 30, 2020). The area is responsible for the distribution of all Vinci Partners products, both liquid and illiquid (such as private equity)

•	Capital Markets (public market vehicles)—represents 9.0% of our AUM. Covers public market vehicles of our listed funds (e.g. REITs and infrastructure funds)

Furthermore, to foster our client connectivity, we have developed a set of client-focused differentiation factors that we believe are highly valued by our different types of investors:

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Proximity—our commercial officers are relationship owners. They are close to the client and know their needs and expectations. Their objective is to truly understand the client’s needs and offer them the best of Vinci Partners that best suit their needs and requirements

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“One Vinci”—We approach the client bringing all of Vinci Partners’ capabilities. This may be through the portfolio and product managers, investment team, research team, or even someone from our operations team. We have a cooperative culture and a flat organization, that makes it easy to put the key people together to the benefit of our clients

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Access to the leadership—Our CEO and Chairman are actively involved in meetings with our key clients, demonstrating our senior leadership’s commitment to delivering the best of Vinci Partners. In addition, our CEO maintains frequent dialogue with key clients across all segments

•	Consistency of Performance—We strive to maintain consistently good performance, positioning our products in the top quartile of the industry

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Quality and experience of the team—our team is composed of seasoned professionals, most of whom have been with Vinci Partners since inception. They are close to the clients and can transmit our values and differentiation factors

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ESG—Vinci Partners is one of the pioneers of ESG incorporation in the investment process in Brazil. We have a strong reputation and high ratings from PRI and we have been a signatory to PRI since 2012. This is highly valued by institutional investors, particularly the international investors. ESG is quickly becoming a relevant theme for Brazilian investors and Vinci Partners is well positioned in this regard

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Transparency—transparency is one of the pillars of our culture, and one of the most appraised differentiators of our business. Particularly in the beginning of the COVID-19 pandemic, we stepped forward and were very transparent on the challenges and on all the measures that we were taking to minimize the impact for both our portfolio companies and Vinci Partners. This was highly praised by institutional investors

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Product Solutions—we are able to develop customized products that suit the client´s requirements. A good example are our credit products, with lock up of 5-10 years that are aimed at Brazilian institutional investors

•	Strong brand and reputation—we have a strong reputation for being an ethical company and a partner of choice of clients and entrepreneurs

Typically, HNWI value the quality of the team, proximity to the senior level and access to portfolio managers and investment teams. Offshore clients value our transparency, consistency of the investment strategy, track record, internal controls and ESG principals. A&D value risk management, consistency of performance, transparency and the proximity of the team. Local institutional investors, value the “One Vinci” approach, our reputation, the experience of the team and our creativity in product solutions. In summary, we understand the needs and concerns of the different client segmentations and adapt our offer to them – there is no one-size- fits all.

We have developed a long-standing track record of scaled product innovation, enabling us to successfully fundraise and deploy capital and access new sources of investable assets

Vinci Partners began developing its strategies in the early 2000`s, when a group of its current partners started to invest in the alternative space through the constitution of our first private equity fund (Fund I). In the following years, this group continued to leverage expertise with the addition of several complimentary asset classes, such as hedge fund and public equities, culminating with the foundation of Vinci Partners in 2009. Since then, Vinci Partners has been continuously investing and developing its internal governance and management model, investment processes, operations, technology, human resources, culture and investor relations to support and leverage what is now a multi-product platform.

We have built a holistic investment platform supported by our seven strategies: private equity, infrastructure, credit, real estate, hedge funds, public equities, and investment products and solutions. In the last three years, we launched our third flagship growth equity private equity fund (Vinci Capital Partners III), launched our first pure infrastructure fund (FIP Transmissão or Vinci Infra II), and additional funds within our credit and real estate practice.

Within our illiquid strategies, in addition to our successful fundraising for new funds, we have also deployed the capital raised in attractive investment opportunities. Since inception, within our illiquid strategies, we have raised over R$14.0 billion and deployed approximately R$9.6 billion of this amount. Our team, comprised of seasoned and reputable investment professionals, have a proven ability to identify investment opportunities across different asset classes. For instance, our private equity team fundraised its second flagship fund, VCP II, in 2011 and deployed over 70% of committed capital by the second year since its inception, and above 90% by the third year. By 2017, our team raises its successor fund, VCP III, and has deployed close to 46.6% of the committed capital as of September 30, 2020. We expect this continued trend to sustain in future years, providing visibility for expansion in our private equity practice. In real estate, we have been successful in rolling out new funds and, more importantly, raising additional capital for our existing fund. For example, since 2019 we have successfully completed nine capital raises for new and existing real estate funds, totaling R$3.5 billion in amounts raised, and expanded by 4.1x our AUM in the strategy since 2017, highlighting the success of our funds and the continued demand for our products from investors. Similar to private equity, we expect these trends to continue in the coming years, as we continue to deploy capital through real estate products.

We have also grown our liquid strategies significantly, especially since the end of the prior economic recession and the start in the decline of interest rates. Since 2018, we have expanded our liquid strategies AUM by 131.4%, more than tripling our AUM in public equities and growing rapidly in hedge funds and investment products and solutions. Our liquid AUM base was resilient to the economic downturn that started in 2014, and benefited sizably from the economic recovery. We expect the low interest rates environment to accelerate growth in our liquid strategies in the years ahead, as investor demand for our high value-added products increases with the diminished returns of fixed income products.

We are one of the pioneers in the adoption of responsible investment and ESG integration in our investment decision process in Brazil

We have been a PRI signatory since 2012, and based on the PRI data portal, in 2014 there were only 10 active investment manager signatories in Brazil. Given that, according to ANBIMA, Brazil has more than 600 active investment managers, this demonstrates that we are a pioneer in responsible investment in the country.

We have been evolving our ESG approach year over year, with important improvements on a regular basis. For instance, in 2014 we implemented our Responsible Investment Policy for private equity; in 2017 we engaged a specialized consulting company to develop our ESMS (ESG Management System) for private markets; in 2019 we engaged another ESG consulting company to develop our ESG Model for public markets. In both cases, we leveraged international and local best practices to develop our policies and approach, such as IFC Performance Standards, and the principles for responsible investments from PRI, among others. We are one of the only alternative asset managers in Brazil with an active private market dedicated strategy, through our VIR (Vinci Impact and Return) platform within our private equity segment. In addition, Vinci Partners’ headquarters in Rio de Janeiro is self-sufficient from an energy standpoint, through a build-to-suit solar power plant.

Given the different characteristics and ESG risk profile, our approach is distinct for private markets and public markets. However, in both cases, our ESG approach is integrated in our investment process, which means that we incorporate ESG aspects in our investment analysis. In addition, we also apply other ESG approaches in some of the funds. For instance, our private equity funds (VCP II and VCP III) use negative filters and exclusion lists. Our credit fund VES (Vinci Energia Sustentável), is focused on sustainable energy projects (e.g. solar, wind, etc.), and as such, uses an additional filter of sustainability. Furthermore, we have an active private markets impact designated strategy, through our VIR (Vinci Impact and Return) platform within our Private Equity segment.

Our organization and governance towards ESG is very senior, with our chief human resources officer assuming responsibility for ESG in Vinci Partners as a whole, and with the partner that heads of each business being responsible for the implementation of the policies in their respective areas, with the partners responsible for the commercial segments bringing additional requests from our limited partners and clients, enabling us to continuously update our approach. Our organization ensures that the ESG theme spreads across different areas and is not confined to single area. In addition, we conduct annual training sessions with all of our employees and always include it on the agenda of our executive committee meetings.

This combination of factors, has been recognized by our limited partners as a strong model, and by PRI´s transparency reports, published on their data portal, showing equal ratings to or above the global median average for some of our key areas.

Our business is supported by a technologically advanced operational platform and cloud-based capabilities, enabling us to achieve economies of scale throughout our value chain and positioning our financial profile for sustained margin expansion and lower breakeven thresholds for new product launches

We have dedicated significant resources to developing our technologically advanced operational systems. Over time, we have been able to significantly improve our productivity and AUM capacity. For instance, due to investments in technology and operational capabilities, from 2014 to September 30, 2020, we have been able to more than double our AUM while keeping the number of employees mostly unchanged. We believe we will be able to continue driving economies of scale as our business segments continue to grow.

Similarly, such investments in technology and operational systems have allowed us to build a highly scalable and increasingly efficient platform. In the period from December 31, 2015 to September 30, 2020 (based on annualized data for the last twelve months ended September 30, 2020), we have been able to reduce non-compensation expenses per average AUM (calculated based on the average AUM at the beginning and end of each quarter) by 16.2 basis points from 0.29% to 0.13%, demonstrating our ability to significantly increase our AUM without incurring significant additional costs to support our expansion. During the same period, we were also able to expand our gross revenue from fund management per average AUM by 6.7 basis points, from 0.61% to 0.68% (calculated using annualized data for the last twelve months ended September 30, 2020) (see “Presentation of Financial and other Information—Vinci Capital Partners III Catch-Up” for information regarding the payment of one-time management fees in 2019). These favorable unit economics support high levels of profitability, which we believe apply to both existing and new strategies. In private markets for instance, we estimate that the rollout of new funds is profitable for Vinci Partners when the AUM of the fund surpasses R$275 million to R$300 million. This low breakeven point for new funds allows us to roll out new strategies that will be accretive for Vinci Partners without major fundraising requirements and also allows us to consolidate other smaller funds with our platform through M&A, providing high visibility of profitable growth.

We utilize advanced operational systems to support our operations and the seamless execution of our strategy and are constantly working to innovate and implement the latest technological advances into our business. For example, within our private equity practice, we have started a project to systematize and incorporate software to allow pipeline origination and tracking to be seamlessly integrated across operating platforms, mobile and at the office, and for information to be readily available and stored. In addition, this project will also centralize service provider relationships, deal tracking, human resources repository and be integrated with big data analytics, potentially enabling us to tap into additional sourcing avenues that are currently unavailable to us. We believe this project will be transformational to our private equity practice, and expect this to allow for better decision making and higher productivity in the future.

Similarly, we have also developed an investor relations platform and tools that enable us to enhance our ongoing interactions through a single area overseeing all internal and external support to profile and understand our limited partners’ requirements, developing and managing proprietary databases and segmentation of our limited partner base, further driving focus and efforts. Additionally, our cloud-based CRM capabilities have allowed us to create interactive dashboards that can be organized with all the useful client information needed under a fully customizable picture of all past and active opportunities. Such tools enable our investor relations, or IR, teams to thoroughly manage and register tasks, activity and commercial goals in an organized and processual manner and create quantitative analysis leveraging on investor data from our CRM tools crossed with market intelligence data from third party providers. For instance, we control a fully automatized process, allowing for a top down analysis of our global institutional investors universe, enabling automatic client prioritization for each specific product, customizable scoring system that classifies investor according to the criteria that most fits the desired product, such as check size, geographic focus, historical interactions, strategy preference and peer targeting.

Highly experienced management and investment team supported by our unique partnership philosophy and corporate culture

Our most valuable assets are our people and culture. Our three founders have supported our growth since inception, and currently lead alongside 30 additional partners and a total of 205 professionals managing 261 active funds and investment vehicles as of September 30, 2020. The long-term vision of Vinci Partners is to be the best and most relevant Brazilian alternative investment platform combining capital and talent to build value for the clients.

Our human resources philosophy and approach plays a strategic role in the success of our business and in the development of our culture. The main entry point for our new hires is the back office. We hire newly graduated undergraduate students from top schools and provide training to them. This approach gives us a bench of young, capable, analysts ready to go to the front office positions through a meritocratic internal hiring process. This is important to support our growth and to strengthen our corporate culture.

Our governance and business management model, are also key in capturing opportunities, identifying gaps and reducing risks. The central point of our governance is our executive committee that has the objective of thinking of Vinci Partners as a business, learning from the main global references, identifying opportunities for improvement and reinforcing the key pillars for our success. It also acts to strengthen the themes related to ESG, innovation, communication, people and culture, serving as an example and proposing measures to improve our market positioning, our offer to customers and our ability to motivate and retain the key talent.

We also have a set of tools (including control panel and performance matrix, among others) and committees organized alongside four themes, completing our governance model. Our committee structure organized at the level of our Brazilian entities is as follows:

Internal Committees:

•	Business & Products

•	Commercial Committees

•	Fundraising & Performance Committees

•	Risk & Compliance

•	Risk & Compliance Committee

•	Money Laundering Prevention Committee

•	Investment & Supervision

•	Investment Committee for Private Markets

•	Risk supervision Committee for public markets

•	People & Compensation

•	Appraisal Committee—all full time employees and partners

•	Compensation Committee

Our Risk & Compliance Committee and Money Laundering Prevention Committee each meet at least twice per year as well as on an ad-hoc basis to maintain proactive risk oversight. In addition, we hold results meetings on a quarterly basis, including all partners, where each business and commercial leader presents the results of their area versus their goal. The performance of the teams against their respective goals has a direct impact on compensation, which improves alignment of interests.

Our deep, experienced and multifunctional teams bring together a valuable mix of investment, operational and financial backgrounds and an in-depth understanding of the local market. Notably, most of our partners have worked together for an average of approximately 20 years, with significant experience accumulated at Vinci Partners and with other financial institutions. The investment professionals supporting the partners are fully dedicated to our investment activities. Furthermore, our teams possess deep experience across the entire investment process, from investment to divestment in a variety of different economic climates in Brazil. Furthermore, our unique culture fosters an active involvement in value creation initiatives. For instance, within our private equity strategies, we seek to work side-by-side with portfolio company management teams to execute on post-acquisition business plans, which are critical to creating value in fund investments. We estimate that in our first Private Equity fund, which is nearly liquidated, most of the value created in the portfolio companies was generated through earnings enhancement, with an EBITDA CAGR since its inception of 26%. As part of our focus on value creation, we are constantly promoting operational change in collaboration with management, through the implementation of the “Value from the Core”, a set of key proprietary managerial tools and practices we have developed over the years.

Furthermore, we seek to have a balanced alignment of interests. For instance, our current and past partners and employees comprise 14.4% of the capital raised in VCP III, and represented 22.6% of the capital raised for VCP II. This commitment is substantially above market practice, and creates substantial alignment of interests between the limited partners and the private equity team. These commitments are carried out at similar fee structures that are available to our limited partners, paying full management and performance fees.

We truly believe that “Partners are Clients, and Clients are Partners”, which is possible because our general partners typically invest alongside our clients, which become our limited partners. This unique approach capital management, based on ethics and experience and targeting superior long-term financial results, is only possible because of our strong set of company values, as outlined below:

•	believe in ethics as the best value in a relationship;

•	balance common sense with boldness;

•	be consistent in the search for results and in the relationship with clients and partners;

•	combine flexibility and creativity with structured processes;

•	act with entrepreneurship and with an owner’s mindset;

•	have discipline in the execution of tasks; and

•	be resilient when facing challenges.

Growth Strategies

Our goal is to consolidate our franchise as the leading independent asset manager in Brazil, combining capital and talent to build value for our clients. We will continue to approach our capital management in our own unique way, based on ethics and experience, targeting superior long-term financial results. To achieve this goal and is seeking to continue as a fast-growing and profitable company, we have defined our key strategic priorities as follows:

Continue to focus on our core capabilities and expertise across high value-added strategies to take advantage of shifts in asset allocation Brazil

We have positioned ourselves as category leaders across high value-added investment strategies. Since our inception, we have offered our clients with investment alternatives, that are distinct from the fixed-income strategies of traditional asset managers, and have developed what we believe to be a proven track record of consistent risk-adjusted returns. For decades, interest rates in Brazil were at elevated levels, and fixed income securities yielded significant returns above inflation and allocation in high-yielding Brazilian fixed income products became the main strategy among portfolio managers, as they were able to charge attractive fees on low value-added strategies. Since 2017, the country has experienced a sharp decline in interest rates, which has accelerated during 2020, significantly reducing real returns for most investors in Brazil. According to data published by ANBIMA, recent trends in AUM show a clear shift away from traditional fixed income products. For instance, asset allocation in fixed income assets as a percentage of total industry AUM decreased almost 10 percentage points from 2008 to 2019, including R$61 billion of net outflows during the last twelve months ending September 30, 2020; which we believe is a clear sign that investors are looking for opportunities in other investment strategies.

As leaders in high value add categories, we believe we are well-positioned to capture this shift of savings and customer flows from low yielding asset classes into value-added strategies, including equities and alternative investments. From December 2018 to September 30, 2020, we have substantially grown our assets under management by 95.1%, or by R$22.5 billion. We believe we are in a premier position to continue to benefit from this trend, as we will continue to leverage on our:

•	distinctive insights into in depth macro and micro economic knowledge and insights;

•	deep financial market expertise with strategies for different results and investment monetization;

•	complementary expertise of our team members leading to higher quality of investment decisions;

•	local presence and wide network creating differentiated deal sourcing;

•	broad financial structuring skills with different products and assets; and

•	in-house resources generating efficiency and proprietary solutions.

Seek to accelerate our fundraising activities, accessing new pockets of demand, expanding our wallet share across our client base and taking advantage of an increasing supply of private capital in the country

Since our inception, we have successfully launched funds across seven different strategies, allowing us to reach R$46.1 billion in AUM, as of September 30, 2020. We believe that our track-record of deploying capital at attractive rates of return for our investors and launching innovative strategies that cater to the investment demand of our client base will enable us to further enhance a robust fundraising pipeline. For example, within our private equity practice, we are in the process of raising our next fund, Vinci Impact and Return IV (VIR IV), which already had its first closing on October 29, 2020 and has raised R$265.8 million in Brazil through the date of this prospectus, and has obtained US$11.8 million (equivalent to R$66.6 million based on the commercial selling rate for U.S. dollars of R$5.6407 to US$1.00 as of September 30, 2020) of approved commitments from development finance institutions, or DFI. In total, Vinci is seeking to raise up to R$1.0 billion for the VIR IV strategy by March 2021. In addition, we already have planned what we expect to be our next flagship strategy fund, Vinci Capital Partners IV (VCP IV). We will continue to take advantage of the increased flow of assets to the private markets in the country.

We expect the increase in investor demand for high value-added strategies, including private capital, represents a sizable opportunity for Vinci Partners. For example, our credit division will continue to seize opportunities in direct lending for the underserved middle market corporations, while our infrastructure group will catalyze growth with the local government’s infrastructure projects privatization agenda.

Continue to develop innovative solutions for our clients, launching new funds and strategies across industry verticals that can be used to capture future increases in underlying demand factors

We believe a key pillar of our growth has been our ability to provide complementary investment strategies and to structure different types of investment funds that address the specific needs of our investor base. We have expanded our product offering to provide increasingly diversified opportunities for investors and a balanced business model that we believe benefits all of our stakeholders. Across each of our strategies, we will continue to develop new strategies and adapt to the increasingly dynamic search for yield and diversification from our client base, including:

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In private equity we will continue to develop our flagship fund Vinci Capital Partners, focused on control-oriented strategies in the upper middle market with a growth equity approach. We also developed a differentiated impact-oriented strategy, unique in Brazil, through Vinci Impact and Return, focused on minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, measurable ESG goals; both of which we intend to continue to develop by seeding new funds.

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In infrastructure, we will continue to develop our unique expertise across the power and energy sectors created during the last decade, with our proven experience in management of assets in various segments. Additionally, we are developing new strategies focused on verticals that we believe will benefit from trends in the Brazilian economy and that require substantial supply of capital, including water and sanitation and transportation, with concessions in toll roads, airports and ports.

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In real estate, we will continue to leverage our multi-disciplinary expertise and skills in structuring and management of local and international assets. We will continue to deploy capital in specific strategies for different types of real estate assets, including retail, logistics and offices, by leveraging on our exclusive access to investment opportunities through our extensive relationship networks, including across private and REITs, catering to the increasing diversification needs of our investors.

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In credit, we will continue to leverage on our broader platform, embracing superior networking, sector knowledge and industry insights to source, evaluate, and track sector-specific performance trends as well as investment opportunities. We expect to take advantage of: (1) the projected “crowding-in” effect with the increase of local corporate bonds issuances, in liquid and illiquid credit spectrum, due to the lower interest rates scenario while state-owned banks continue to shrink their balance sheets, (2) the robust infrastructure pipeline in Brazil with significant space for private capital; (3) the underdeveloped real estate and mortgage loans market in Brazil, which remains small compared to international standards; (4) the under-penetration in private credit across mid-sized corporates, supported by our established expertise in transaction structuring and underwriting, (5) exploring less traditional verticals including SME supply chain financing through our innovative channels; and (6) the advent of new sources of private credit being originated in the country through credit receivable funds in non-core assets originated with fintech platforms and other credit marketplaces.

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In public equity, we will continue to consolidate our strategy focusing on creating long term engagement by leveraging on our capacity to create unique relationships with companies with high quality, good management and good governance. We have an established track record of managing a diversified portfolio of strategies, including Brazilian and off-shore absolute return funds with a unique expertise in midcaps, while also developing differentiated strategies tailored to cater to the new economic scenario with low-for-longer interest rates through specific dividend-focused strategies and small cap funds.

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In hedge funds, we will continue to enhance our multi-strategy product approach focused on asymmetric return/risk opportunities. Such multi-manager approach will support our objectives to explore investment opportunities in a wide range of assets, regions and risk factors, with a focus on momentum and market timing.

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In investment products and solutions, we will continue to focus on our valued-added approach in developing a tailored and distinctive portfolio construction and implementation for our HNWI and institutional clients. We will aim to continue developing our focus on sophisticated investment strategies and alpha generation through an open architecture implementation and tailored portfolio construction with dynamic portfolio risk assessment. We believe such approach will enable us to better serve our clients, especially in a low interest rate environment, in which a large amount of institutional investors, mainly pension funds, will seek to externalize their asset management activities as they search for alpha and operational efficiency.

We will continue to strengthen our client relationships, developing innovative solutions based on our capabilities and expertise across high value-added asset classes

The growing demand for alternative and high value-added assets provides an opportunity for us to attract new investors across a variety of channels. As we continue to expand our product offering, we expect to be able to attract new investors and increase the wallet share of our existing clients, which we believe are currently over-exposed to passive fixed income and low yielding savings products. Our investor base includes pension funds, endowment and foundations, public and private asset managers, funds of funds, financial institutions, sovereign wealth funds, distribution platforms, multi and single family offices and high net worth individuals. We offer our clients a holistic investment platform, capable of addressing a wide spectrum of investment needs. For example, with the development of our investment products and solutions vertical, we have expanded our capabilities and become a one-stop shop for institutional, family office and individual clients by creating a scalable platform to manage the entire portfolio of several Brazilian pension funds, providing scale and expertise. We currently have approximately 70 pension funds as clients, five of which have their entire portfolio managed by us. We believe other pension funds in the Brazilian market (which totals more than 200 funds), may seek to follow this third-party management model and we have has a long-standing track record, strong governance, internal structure, and technology which we believe positions us well to be the manager-of-choice for many of these funds.

We will continue fostering our relationships with our clients through the following key pillars:

•	Commitment to excellence in investor relations practices, including solid and transparent communication with investors and high standards of risk management and governance;

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Deepening relationships with our limited partners through our wide local and international network of 24 investor relations professionals and specialized teams clustered into geography and investor profile, as of September 30, 2020;

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Increasing our global and local institutional investor outreach through partnerships with key origination channels, including developing joint ventures and increasing our access to digital self-directed and advisory channels with a greater emphasis on end-client visibility;

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Maintaining a unique client approach dedicated to understanding the needs and objectives of our clients, especially under the new economic environment of low interest rates, in which we believe such understanding will be increasingly important in order to reach our clients with an appropriate product offering for their specific investment objectives;

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Automation of our proprietary channels, including the development of our own digital solutions offer an additional alternative to better reach and serve retail and lower-tier high net worth individuals through a self-service platform; and

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Consolidating our brand as a category leader in alternative investments by continuing a close interaction with our distributors, organizing and participating in live broadcasts on social media channels, client events, maintaining close interactions with independent research houses, monitoring relationships with digital influencers and increasing our penetration in social media and networks.

We will seek to penetrate new pockets of capital in the Brazilian market by investing across our different channels and strengthening our distribution capabilities, including digitizing access to our end customers

Under the current market environment of low interest rates, we expect overall demand for high value-added asset classes and alternative strategies to continue to grow at a rapid pace and permeate through new customer clusters, including especially local institutional investors and the mass affluent segment. Additionally, pension plans continue to experience rapid growth as the population continues to age, creating an increasing burden to cover retirement and actuarial liabilities through achieving higher investment returns.

These factors have created a shift in demand which we believe will favor our investment strategies in our product offering which has coincided with the disruption of the traditional distribution channels. Historically, banks have concentrated the majority of distribution of retail investment AUC in the Brazilian market, accounting for 93% of total AUC in 2018. Nonetheless, with the advent of fintech and digital distribution channels, competition between incumbent banks and new entrants has intensified, creating broader access for our financial products to the end customers in Brazil and expected to reach 24% of retail investment AUC by 2024 according to Oliver Wyman’s 2019 Report. Such new platforms have generally adopted a “supermarket” strategy, providing end clients with greater investment alternatives and allowing them to make more informed decisions while selecting investment alternatives, instead of being offered a narrow array of products selected by the distribution platform. In addition to controlling distribution, incumbent banks in Brazil also control the majority of the industry’s AUM, leveraging their retail services as distribution networks. In the past, most of these banks did not have significant high-value added product offerings and, in recent years, the demand for these products has increased exponentially, forcing incumbents to open architecture to third parties in an effort to address the demand of their clients, and giving the opportunity for independent asset managers like Vinci Partners to penetrate new pockets of investible capital. For instance, Itau Unibanco reported AUM from third party funds of R$275 billion, accounting for 21.2% of total AUM as of June 30, 2020; this represents an increase of 120% as compared to R$125 billion (11.3% of total AUM) reported in 2018. Concurrently, platforms such as XP, Easynvest, Guide, Genial Orama, ModalMais, among others have enabled access to new distribution networks and put additional pressure on incumbents to follow an open architecture strategy. For instance, our AUM distributed through digital distribution platforms totaled R$1.3 billion on September 30, 2020 vs. R$160.8 million, as of December 2017, an increase of 741%. By September 30, 2020, our AUM distributed through digital platforms was equivalent to 2.9% of our total AUM. We expect this trend to continue increasing during the next years and to expand from mostly private banking clients to HNWI as well as mass affluent segments.

We will seek to accelerate our distribution efforts for certain of our liquid and illiquid strategies where applicable, taking advantage of the increased digitalization of distribution platforms and the disruption of traditional channels, increasing our sales team’s efforts to increase our presence in all available platforms, including:

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Digital Distribution Platforms: Aiming to be present in all major digital distribution platforms. We have established relationships with 25 platforms as of September 30, 2020 and expect to continue to enhance our product offering across these platforms. We aim to be available in all major platforms with a range of Vinci Partners products, including certain illiquid strategies, where applicable, in addition to enhancing our brand awareness;

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Banks and Multi-Family Offices: We aim to offer at least one product in all large banks (private bank, mass affluent and retail) and their insurance and pension platforms. Although not necessarily the case, usually the first step for these distribution agreements is through allocations from a bank’s fund of funds, but our end goal is to establish direct distribution of our products in partnership with the large financial institutions. We then expect that as our products continue to gain scale, we will be able to deploy additional strategies across these channels;

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Research Houses: We expect to remain close to the main research houses to allow in-depth knowledge and visibility of our strategies, portfolio managers and investment products to potentially be recommended to their end-clients; and

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Media and Digital Influencers: We will continue to increase our media exposure, both through general and specialized channels, while also enhancing key contact points in social networks, including through podcasts, live streams and through LinkedIn. We will also monitor selected digital influencers, in our effort to develop new ways for potential end-clients to get to know Vinci Partners and its products.

Position our platform for consolidation opportunities to integrate single manager or single strategy platforms into Vinci Partners

We believe there is a significant opportunity to support our organic growth through consolidation, complementing our platform with selective strategic and tactical acquisitions. We intend to remain highly disciplined in our development strategy to ensure that we are allocating management time and our capital in the most productive areas to foster growth opportunities. Our strategy will focus on opportunities that expand our scale in existing markets, add complementary capabilities, enhance distribution, or provide access to new markets. We have a strong track record of sourcing, executing and integrating transactions and team hires as well as incentivizing investment teams to align their interests with ours. We have developed a distinctive structure capable of integrating other funds or strategies seamlessly. We currently expect that any growth through acquisition would likely take the form of single fund or single strategy managers, specifically sourced to complement Vinci Partner’s product offering and capabilities.

Business Segments

Private Equity

Our private equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. Opportunistically, we will also analyze turnaround and greenfield investment opportunities. The main strategic focus of our private equity segment is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies through our proprietary “Value from the Core” process. We also take into account non-measurable aspects, such as alignment of the potential investment with ESG goals.

Our private equity practice has what we believe to be a proven track record of investing in leading Brazilian companies with approximately R$10.6 billion in AUM as of September 30, 2020. We have a multi-disciplined team of 17 investment professionals dedicated to implementing our strategies, as described below.

The private equity strategy invests through two sub-strategies: Vinci Capital Partners and Vinci Impact and Return.

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Vinci Capital Partners. Vinci Capital Partners focuses on control and co-control investments and maintains flexibility around investment structuring, recognizing that we believe it is crucial to source companies with the greatest possible break-out potential in targeted industries. Vinci Capital Partners executes across growth equity transactions, greenfield investments, buyouts and turnarounds, providing a broad set of investment opportunities. Vinci Partners’ long-term constructive approach makes it a desirable partner for its target companies. The team has made three investments since 2018, totaling R$636.6 million and currently manages R$10.4 billion in AUM, as of September 30, 2020.

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Vinci Impact and Return. Vinci Impact and Return focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns. In this strategy we typically make investments between R$40–90 million in companies ranging from around R$65 million to R$400 million in equity value with an average holding period of 15 to 50 months. We partner with entrepreneurs to align our liquidity expectations and provide a team of senior advisors to support execution. The team has made three investments since 2019, totaling R$63 million and currently manages R$231.5 million in AUM, as of September 30, 2020.

Public Equities

Vinci Partners has a long track record and deep experience investing in public equities since inception in 2009 and which was further enhanced through the strategic associations with Gas Investimentos (which was terminated in December 2020) and Mosaico Capital. We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls. The public equities team is composed of 11 members managing R$12.8 billion in AUM as of September 30, 2020, supported by dedicated research analysts who cover more than 120 companies across a variety of industries.

Our public equities strategy invests according to three key sub-strategies: all caps, dividends and total return.

•	All Caps. The all-caps sub-strategy focuses on long-term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints.

•	Dividends. The dividends sub-strategy focuses on well-managed companies with a strong presence in their segments that are generating significant cash returns through dividends.

•	Total Return. The total return sub-strategy focuses on high absolute risk-adjusted returns through fundamental analysis, diversification and use of derivatives.

Real Estate

The real estate segment of Vinci Partners is the seventh largest manager of listed REITs in Brazil, known as Fundos de Investimento Imobiliário, or FII, based on Reuters data. Through September 30, 2020, our real estate segment has raised R$4.2 billion, the largest amount of investment among independent asset managers and the fourth largest among all asset managers. We are also one of the fastest growing managers in the space in terms of AUM, with a 27.7% growth year to date, as of September 30, 2020. Our real estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds. We also implement a strategy related to opportunistic development funds. In recent years we invested through Vinci Real Estate Fundo de Participações Multiestrategia, or VRE FIP which is in the final stages of its life cycle and we recently entered into a joint venture with Fulwood (one of the largest developers of industrial and logistics properties in Brazil) and the first round of funding of VFDL, a new R$1.0 billion fund created from this joint venture, and that will be focused on the development of logistics properties in Brazil, is expected to be concluded during the first quarter of 2021.

Our real estate strategy has more than 260,000 investors and has raised more than R$4.2 billion to invest in prime properties in Brazil. Our real estate team currently manages 33 assets with almost 549,000 square meters of gross leasable area, constituting approximately R$4.3 billion of AUM (which reflects growth in AUM due to market performance), as of September 30, 2020. The real estate team is currently composed of 13 professionals.

Our real estate strategy invests along four sub-strategies: shopping malls, industrial and logistics, offices and financial instruments related to real estate assets.

Shopping malls—Vinci Shopping Centers FII or VISC. VISC seeks to generate returns by investing directly or indirectly in income-producing shopping malls, as well as through capital gains from the purchase and sale of such assets. VISC’s strategy is focused on finished properties, rather than development. VISC has adopted a flexible investment strategy and evaluates investment opportunities in shopping centers in all regions of Brazil with interests that can range as high as up to 100% of an ownership stake, as well as minority interests.

Industrial and logistics—Vinci Logistica FII or VILG. VILG focuses on strategic locations close to large consumer or industrial centers and resilient to economic cycles, engaging in strategic partnerships with logistics operators or other strategic players to acquire controlling or minority interests in logistics condominiums (also known as business parks). Logistics condominiums allow for diversification in relation to vacancies, greater occupancy flexibility, and economies of scale in relation to tenant costs. VILG is focused on direct and indirect exposure to eCommerce to benefit from strong tailwinds and to meet the demand for distribution centers in strategic locations. VILG enters into non-traditional lease contracts as it relates to contractual clauses that prevent rent adjustment until maturity and protect against early termination or default.

Offices—Vinci Offices FII or VINO. VINO focuses on medium-sized projects (approximately 10,000 square meters in leasable area) in large populous areas that are differentiated with respect to architecture and design. VINO seeks collaborative office space, high-quality tenants with strong credit history and ability to adapt occupied spaces, environmentally friendly design and rental income with strong potential for rental price appreciation.

Financial Instruments Real Estate Fund or VIFI. VIFI is a hybrid real estate fund, which invests in a diversified portfolio of REITs and assets such as REITs (tax-efficient investment funds in Brazil specifically designated for real estate investment) and Certificates of Real Estate Receivables (securities backed by real estate receivables) with the goal of generating value and consistent income with relatively low risk.

Joint Venture with Fulwood. On September 30, 2020, Vinci Real Estate signed a joint venture agreement, or JV, with one of the largest developers of industrial and logistic properties in Brazil. The JV will allow us to seek opportunities related to the development of logistic properties in Brazil.

Credit

We believe we are one of the first independent players to offer Brazilian private credit funds focused on the long-term direct lending business. We have a multi-strategy credit business with significant size and track-record that operates in different segments, industries, and asset classes. We are generally focused on customized credit instruments, structures, and solutions to meet the financing needs of both established and growing businesses, while generating interesting credit opportunities for our investors.

The credit team is currently composed of seven professionals that manage over R$2.2 billion in AUM, divided across three specific sub-strategies: high-grade corporate debt, high-yield structured products and senior secured loans and MBS. The credit strategy is divided in three core sub-strategies: Infrastructure Debentures to finance projects, generally with a senior secured collateral package, or infrastructure debt, Senior secured loans with the first lien collateral in real estate assets or a MBS securitizations, or real estate debt, and the third one, referred to as Structured Credit focused in secured loans, private debt and a reverse factoring platform.

Infrastructure Debt. In the infrastructure debt sub-strategy, Vinci Partners manages a credit fund, Vinci Energia Sustentável FIDC, or VES, dedicated to investments in debentures to finance greenfield and brownfield projects, with a focus on renewable energy such as windy, solar, hydro projects, following general ESG guidelines. The existing fund also invests in debentures from distribution companies, power transmission-lines and other infrastructure projects and companies. It is a closed-end fund with total tenure of 15 years. The existing fund—VES requires that prior to fund´s acquisition, the debenture issuance shall have a minimum credit rating of single “A” (in local scale) by one of the following credit rating agencies; Fitch, Moody’s or S&P. Typically, the debentures collateral package may include a first priority security interest on the issuers receivables, fixed assets, equipment, and a share pledge agreement of the special purpose entity, or SPE, that owns the project. If the project is before completion, we also require a bank guarantee up to completion or a parent company guarantee from the project sponsor, subject to a minimum credit rating. This fund was originated in a public auction launched by BNDES at the end of 2016 where Vinci Partners has competed with other Brazilian asset management firms and won. We are about to finish the investment process by doing the last capital call up to October 2020. The investors of the fund are mainly institutional investors such as the Brazilian pension funds, insurance companies and BNDES Participações S.A.

Real Estate Debt. In this strategy Vinci Partners pursues investment opportunities in senior secured loans / securities in the form of debentures or CRIs (mortgage backed securities, or MBS) with a focus on transactions with the 1st lien collateral in real estate assets. The MBS are backed by underlying real estate loans and/or receivables, which may consist of more granular portfolios. These transactions are usually structured for and collateralized by multi-tenant properties (e.g. shopping malls, commercial warehouses, office buildings, and residential developments, among others) or by single-tenants commercial properties generally via build-to-suit, sale lease back and buy-to-lease structures with long-term lease agreements. The eligible transactions shall have a minimum credit rating of “A-” (single “A” minus in local scale) by one of the 3 main agencies (Fitch, Moody’s or S&P) is also required. In this asset class we have a multisector approach (more agnostic) on the issuer activity, despite the real estate collateral requirements. Over the years Vinci Partners has made several private debt transactions in sectors such as electric power, shopping malls, healthcare, commercial properties, real estate developers, retail among others. In this class we built a set of flagship funds, where Vinci FI RF Imobiliário CP, or VCI, is our first fund and is already returning capital to investors. We also established Vinci Crédito Imobiliário 2, or VCI 2, which is in its first year of the investment period. Both funds have lock-up periods of 10 years, and investors of the fund are mainly Brazilian pension funds and insurance companies. In addition, our credit segment also has an internal joint venture with our real estate segment to manage a public fund (equivalent to a listed REIT) named Vinci Instrumentos Financeiros FII that principally invests in shares of other listed REITs and CRIs. Our infrastructure and real estate segments, together represent the focus of our long-term direct lending business and comprise for more than 70% of our AUM considering capital already deployed and future capital calls.

In both strategies our target is to originate long term investment opportunities for our investors, generally in the private credit space, with a collateral package which seeks to provide the downside protection against credit-related events.

Structured Credit. This strategy comprises a specific group of funds, including open-ended funds and managed accounts. Notice period for redemptions from terms of those funds range from 90 days to 6 months. In general, the investment guidelines are more flexible, whilst being in line with the suitability requirements of each class of investor. For those clients with more conservative investor profile that are deemed investidor qualificado (qualified investors) the most suitable product we offer is the VCE Selection (with a notice period for redemptions), which invests in senior secured loans and short-term receivables undertaken by a platform of reverse factoring developed in-house. This reverse factoring platform has already deployed approximately R$7 billion in more than 20 thousand transactions with small and medium enterprises, or SMEs, in the last seven years. These transactions consist of assignment agreements over performed receivables mainly from SMEs, while typically incurring large corporates risk (drawees) at a discount and executed electronically through a credit rights investment fund (Fundo de Investimentos em Direitos Creditórios, or FIDC) managed by Vinci Partners.

Infrastructure

Our infrastructure strategy has exposure to tangible assets related to physical infrastructure, through investments in equity, bidding for concessions, and debt investments across several sectors, including but not limited to power generation and transmission, transportation and logistics and sports infrastructure (stadiums). Our infrastructure team has a deep local presence and track record of investing in infrastructure in Brazil, having completed over 30 transactions across equity and debt since its commencement in 2010. The team is composed of six dedicated professionals and eight senior advisors/executives seconded to portfolio companies.

Our infrastructure strategy seeks control or control-oriented positions and employs active hands-on management of assets and operations. We primarily review brownfield and consolidation opportunities, targeting fragmented industries within sub-strategies. The team currently manages approximately R$1.6 billion in AUM mainly through FIP Transmissão (Vinci Infra II), FIP Energia PCH, and Vinci Energia (VIGT11) funds.

•	Power Generation. Search for acquisitions in the secondary market, particularly related to renewables assets and develop greenfield projects.

•	Power Transmission. Continue to develop our current portfolio of core transmission assets, through VIGT11. Opportunistically analyze greenfield projects to invest.

•	Telecom. Evaluate carving out fiber assets from existing incumbents to create an infrastructure vehicle dedicated to fiber-to-the-home, or FTTH, in the wholesale segment.

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Transportation & Logistics. Inception of a new road platform aiming brownfields assets opportunities from strategic players who are in financial distress, and/or partnering to bid in new concession auctions. Opportunistically analyzing the airport sector, after the severe hit from the pandemic.

•	Water & Sanitation. Evaluate the companies that are initiating the consolidation process and closely follow potential privatization initiatives.

Hedge Funds

Our hedge funds team operates under a multi-manager strategy with several portfolio managers each pursuing independent strategies. We have strong, overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors. The hedge funds team is currently composed of six professionals and has existed since Vinci Partner’s inception, now managing R$2.4 billion in AUM.

Our hedge funds strategy invests across five principal sub-strategies: nominal interest, inflation, commodities, currencies and equities strategies.

The portfolio managers have access to both our macro and equities research dedicated teams. It helps creating a very robust analysis of the markets and this way make assertive decisions. The portfolio has exposure to onshore and offshore markets trading single equities, emerging markets and developed markets currencies, government bonds and derivatives.

Investment Products and Solutions

Our investment products and solutions team commenced in 2010 and offers clients access to tailored financial products through an open architecture platform, in addition to in-house asset allocation and risk management. Our Investment & Product Solutions segment aims to provide a sophisticated investment strategy with alpha generation according to our clients’ targets. In the execution of these strategies, we take into account risk profile assessment, preparation of investment policies and product selection, among other factors.

Investment products and solutions includes nine investment professionals across São Paulo and New York specialized in various asset classes and alternative investments and manages R$14.9 billion in AUM.

Financial Advisory Services

Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies. The financial advisory services team was established in 2009 and is composed of eight investment professionals.

We believe our financial advisory services team serves as trusted senior advisors to clients seeking local and/or product expertise in the Brazilian marketplace. As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships and alignment of interests with clients.

Marketing, Sales and Distribution

Vinci Partners has built a leading business development platform that covers a diverse global institutional investor base and is committed to excellence in all aspects of investor relations. Our experienced investor relations teams have a strong understanding of our strategies and deep knowledge of the competitive landscape. Investor relations teams are fully integrated with investment professionals, from product development to monitoring existing limited partner relationships.

Throughout our history of managing assets from third party investors, we have been able to build a sophisticated and high quality international limited partner base within our private market strategies. As of September 30, 2020, our international private equity client base is comprised of the following:

Distribution Channels

Vinci Partners’ distribution is organized through four client divisions and one additional distribution channel:

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Local Institutional Clients (local corporate and pension). Represents 28.1% of our AUM. This client division covers Brazilian pension funds (public and private), insurance companies, and large and mid-size corporations. New clients (less than 2.5 years with assets under management by Vinci Partners) represent over 35% of the division’s AUM. At the beginning of 2020, 10% of the institutional clients represented 55.2% of the division’s AUM and the top three products are investment products and solutions (42.3% of clients), credit (36.5% of clients) and public equities (34.6% of clients). On average, a client has 6.8 different products distributed across an average of 2.3 different strategies. AUM from Local Institutional Clients grew at a CAGR of 43% from 2017 to September 2020.

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Institutional Offshore. Represents 29.0% of our AUM. This client division covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others. In our private equity strategy, our foreign investors are primarily based in the US 55%, Europe 18%, Middle East 12%, and Asia 6%. By investor type, our private equity offshore foreign investors are primarily public pension funds 21%, asset managers 18%, sovereign wealth funds 17%, and fund of funds 13%. AUM from Institutional Offshore Clients grew at a CAGR of 40% from 2017 to September 2020.

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Vinci Individual Investors (VII or HNWI). Represents 25.4% of our AUM. This client division covers HNWIs, which we consider to be clients that have the potential to invest at least R$30 million (approximately US$5.5 million). From 2018 to September 2020, 61.0% of new money came from existing client relationships, excluding our partners. At the beginning of 2020, 10% of the institutional clients represent 89.2% of the division’s AUM and the top three products are public equities (46.3% of clients), hedge funds (41.4% of clients) and investment products and solutions (39.8% of clients). At the beginning of 2020, on average, a HNWI has 4.6 different products distributed across an average of 3.5 different strategies. AUM from VII grew at a CAGR of 5% from 2017 to September 2020.

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Allocators and Distributors (A&D or fund of funds and distributors). Represents 8.6% of our AUM. This client division covers banks (private, mass affluent and retail sectors), Multi Family Offices, and approximately 25 distribution platforms such as XP and BTG Digital. This division is responsible for the distribution of all Vinci Partners products, both liquid and illiquid, including Private Equity. Banks and Platforms account for 37.0% and 48.0% of the AUM of this division as of September 30, 2020, respectively, and the top three products are Equities (61.4% of clients), Investment Products and Solutions (50.0% of clients), and Hedge Funds (22.7% of clients). At the beginning of 2020, on average, a client has 5.8 different products (i.e. investment funds) distributed across an average of 1.8 different strategies. In recent years, this division has focused on leveraging existing relationships to include new investment products and assed classes. Additionally, it has focused on adding new distribution partners, primarily large banks. AUM from A&D grew at a CAGR of 91% from 2017 to September 2020.

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Capital Markets (public market vehicles). Represents 9.0% of our AUM. These distribution channels cover public market vehicles of our listed funds (e.g. REITs and infrastructure funds). AUM from capital markets (public market vehicles) grew at a CAGR of 186% from 2017 to September 2020.

Private Markets Investment Process

Vinci Partners targets assets or companies with proven cash flow stability and inflation-linked contracted revenues with strong organic growth and/or M&A potential and could seek to partner with strategic players to develop operating platforms. Importantly, the deal team seeks to leverage the in-house expertise of our public equities and research teams on a continuous basis for proprietary insights into the optimal timing for exits, as well as related industry intelligence.

Vinci Partners’ team of 205 full time employees as of September 30, 2020 bring together a wide-ranging network of personal and professional relationships across leading industry executives, business owners, corporate managers, financial and operational advisors and consultants, attorneys and regulatory agencies. This robust network, combined with our proactive, top-down identification of target industries and companies, provides a highly-differentiated deal sourcing platform for each of our private markets investment strategies.

Vinci Partners follows a highly disciplined and systematic investment review and decision-making process comprised of multi-staged reviews by the Investment Committee, comprised of several partners most of whom have worked together since 2001.

The key objectives of our investment review and decision-making process are to: (i) effectively manage the pipeline of investments, (ii) identify key issues early in the investment process and before executing the transaction, (iii) efficiently allocate the deal team, (iv) determine a tailored deal execution and due diligence plan, and (v) provide a forum to solicit the input and views of the entire infrastructure team.

For instance, the graphic below depicts the key steps in the investment review and decision-making process in our private equity practice:

Risk Management

Vinci Partners seeks to minimize the risks associated with our investment strategy by pursuing the following initiatives:

•	Financial/Business. Vinci Partners will seek to mitigate refinancing risk by targeting companies with stable and growing cash flows. Vinci Partners will seek to mitigate business risk by targeting companies that have a clear competitive advantage and/or long-term contract or concessions, thus are less vulnerable to the business and economic cycles. We will also focus on companies we believe generally exhibit low dependence on strong economic growth. Before agreeing to any investment, the Investment Committee must be satisfied that it understands the key risks associated with each investment, and that it has taken, or will take, actions to mitigate those risks.

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Fraud and Corruption. Vinci Partners seek to undertake a comprehensive anti-fraud and anti-corruption diligence process in connection with all private markets transactions. We perform background checks and extensive legal due diligence in every potential deal that our private equity, infrastructure and real estate funds are involved. Generally, this process is coordinated by the deal team members, with the support of our compliance team and/or external counsel (typically full-service law firms or niche-oriented firms, when required). We monitor the portfolio companies through our specific deal team members, which are required to report updates on the investment (in all aspects, including operational performance, legal issues and potential irregularities) on a weekly basis. Additionally, we usually have the right to appoint members to the board of directors and/or management of the portfolio companies—such appointments are another direct channel for this type of reporting. In case of any potential irregularity, the members of the team responsible for the portfolio company shall immediately report such event to the legal and compliance teams who will assess the information and provide guidance on how to proceed.

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Environmental. The ESG Policy is based on well-known standards and benchmarks, such as: International Finance Corporation Performance Standards; Principles for Responsible Investment; Corporate Sustainability Index from Brazilian Stock Exchange (ISE); Brazilian Institute for Corporate Governance; Dow Jones Sustainability Indexes. These policies include compliance guidelines for Anti Money Laundering, Anti-Corruption, Anti-Terrorist Finance, Code of Ethics and Social and Environmental Responsibility policies. In addition, employees are trained annually, and an introductory presentation is made to new employees at the end of each quarter.

Competition

Infrastructure

We believe that Brazil offers a diverse and deep investment opportunity set, due to the critical need for infrastructure investments, the weak financial position of the central government and higher leverage profile of traditional players. Today, there is a very limited number of active investment managers with dedicated capital or the experience to invest in Brazilian infrastructure. Vinci Partners believes it is highly differentiated from its competition given the team’s ample transactional expertise (over 30 transactions) particularly, in complex situations, with deep relationships, a flexible investment approach, and sector-specific knowledge. We also face more limited competition from local investment managers in deals averaging from R$50 million to R$100 million.

Private Equity

Vinci Partners considers itself a pioneer in Brazilian private equity and, as among the largest players, we believe we are the only purely Brazilian private equity firm that has always been independent. Since 2004, our flagship Vinci Capital Partners funds have invested R$4.0 billion across 22 investments in Brazil, as of September 30, 2020. Moreover, while many other Brazil-focused funds (such as Patria (Blackstone), Carlyle, Warburg and Advent) are affiliated with larger, global managers, Vinci Partners continues to remain independent, with an internally trained team, and whose members have begun and developed their investment careers in Brazil. Given Vinci Partners’ history and presence in Brazil as one of the longest-tenured local private equity firms, Vinci Partners believes it has a distinct competitive advantage against both local and global players. Moreover, for the most part, the strategies employed by these other funds generally do not compete directly with Vinci Partners’ control-oriented, operationally-intensive strategy.

Vinci Partners’ sourcing methodology focuses on acquiring businesses or making investments outside of structured auction processes, so in many cases Vinci Partners will not encounter competition during the sourcing phase. Vinci Partners believes that its proprietary sourcing strategy allows us to negotiate more favorable investment terms and downside protections to help generate more attractive returns. Notably, Vinci Partners sourced 15 of the 22 previous investments on an exclusive basis.

The historical limited availability of capital in Brazil for private equity has prevented the development of a significant number of local players, and competition in the current market is derived mainly from investment managers that are able to raise money globally, either through global funds, or Brazil focused funds raised with international limited partners. This creates two positive dynamics for us, first is the limited number of managers chasing investment opportunities in the country, and that equity investment sizes vary substantially and create an additional layer of differentiation between general partners and further reducing competitive pressure.

Credit

We believe we are one of the first independent players to offer Brazilian private credit funds focused on the long-term direct lending business. Nevertheless, we currently see some of the asset management platforms (such as Kinea, BTG Pactual, and XP) as being our biggest competitors and the big banks themselves, which either use their balance sheets or offer solutions through their DCM areas for companies to access alternative financing options. As described elsewhere herein, see a significant opportunity for banking disintermediation in Brazil and for the private credit market to develop.

We also consider that in the current environment of low interest rates and lower profitability of the more traditional fixed income strategies such as federal public securities and short-term fixed-income investments, the demand for credit products with targeting superior returns from investors in general, both individuals and institutional, tends to increase. In addition, most of the allocation of Brazilian pension funds remains concentrated in federal government bonds, which imposes important challenges in overcoming its actuarial goals. We believe that Vinci Partners can offer a range of credit investment strategies, including structured credit transactions and directed lending, that captures more value and can meet this growing demand for return and portfolio diversification from local investors.

Real Estate

The real estate segment of Vinci Partners is the seventh largest manager of listed REITs in Brazil based on Reuters data. Through September 30, 2020, our real estate segment has raised R$4.2 billion, the largest amount of investment among independent asset managers and the fourth largest among all asset managers. We are also one of the fastest growing managers in the space in terms of AUM, with a 27.7% growth year to date, as of September 30, 2020.

The largest REIT manager in Brazil is Kinea, with R$12.8 billion under management. Kinea is controlled by Banco Itau Unibanco, the largest private bank in Brazil and benefits from the bank´s extensive retail distribution. Kinea is followed by XP, BTG Pactual and CSHG all of them counting on powerful in-house retail distribution capabilities which enhances their access to capital. The only independent player which has larger AUM than Vinci Real Estate is Hedge which was a spinoff from CSHG and for this reason had a quick start in its AUM size. It is important to mention that in some of the other players the total AUM figure it is accounted the amount they have under management as the fund administrator of passively managed REITs.

Due to the rapid growth of the REIT industry in the past three years, a significant number of new players have come to the market, increasing competition. Notwithstanding the largest and most established players have a significant competitive advantage competing for capital which was reflected in the market share of these players and the amounts raised by them in 2020 through the date of this prospectus.

Public Equities

In Brazil, the biggest competition that the public equities area has is the level of interest rates: Brazilian investors continue to invest very little in variable income instruments and Brazil does not have a long-term investment culture since for many years the interest was high and even investing inefficiently the investor had returns well above inflation.

Currently, since we entered a lower interest rate environment, the demand for equity investments has increased. In the long-only term we estimate that we have between 50 and 60 competing funds. In the dividend mandate, we have a number close to 20. These numbers have been growing over time as new asset managers and public equities firms have been created.

Hedge Funds

Competition in the hedge funds market is strong, and several competing firms have a long history and large volumes of assets under management. Brazil has a long history of high interest rates and a well-developed derivatives market, which has been the oldest strategy among Brazilian hedge fund managers.

The fact that we were the first firm based on independent management cells (multi-manager) brought a certain difficulty for investment allocators within clients and potential clients to understand because they were more accustomed to the “star manager” model. In recent years, more managers have adopted the multi-manager model and the model has become wore widely known among investors and allocators.

However, we believe that the market will bring more difficulties for managers to generate alpha (both due to the competition and the drop in premiums) and our model is more flexible to adapt to this new paradigm. This is already being observed because the large houses based on this star manager model have had low alpha generation in recent years.

Our AUM in our hedge funds strategy is one of the fastest growing in the year to date, with an increase of 45.0% from December 31, 2019 to September 30, 2020.

Investment Products and Solutions

Depending on the mandate, the competition varies significantly, as different players offer different strategies that are more or less aligned with our offering within investment products and solutions.

In terms of inflation mandates, we face competition from multi-market fund managers (hedge funds) in the Brazilian industry. We believe that our competitive advantage is our proven track record of investment performance and unique construction of investment products. For example, in the design of the Equilíbrio fund (offered for open pension plans following CMN Resolution 4,444), we have an offering aligned with the long-term objective of achieving returns above inflation (which is a key differential in the current low interest environment).

In equity fund-of-funds mandates, we are one of the few investment managers in Brazil to implement the strategy using a structure that allows investors to invest in highly performing managers and have a hedge protection strategy in the same vehicle. We believe this is a significant differentiating factor for institutional investors who do not have the agility to use hedging to protect their portfolios. Our competitors in the fund-of-funds market tend to be financial institutions (which do not offer the same product).

In the Brazilian exclusive asset allocation mandates for families, we generally compete with financial institutions and MFOs. As for pension funds, we compete with financial institutions, but in the current environment we have certain key advantages: recognized ability to invest in alternative classes, carrying out protection operations and greater knowledge of the pension fund industry.

In the international exclusive asset allocation mandates, we compete with Brazilian and international financial institutions and MFOs. However, we believe that we managed to stand out because we invest in more niche managers and bring customers closer to managers while being transparent throughout the process.

In the international fund-of-funds asset allocation mandate for investments outside of Brazil, we currently have limited competition within Brazil because we maintain the strategy of investing in more niche managers, adding to the fund the risk management layer on currency exposure.

Financial Advisory Services

Our financial advisory business competes mainly against local and international M&A boutiques.

Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in Brazil in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of September 30, 2020, we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for which we believe a loss is probable in accordance with accounting rules. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Risk Factors—Certain Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

For further information, see note 21 to our unaudited interim consolidated financial statements and note 21 to our audited consolidated financial statements.

Civil Matters

The civil claims to which we are a party generally relate to consumer claims, including those related to portfolio management. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of September 30, 2020, we were not aware of any legal proceedings of a civil nature for which we believe a loss is probable or possible in accordance with applicable accounting rules.

Labor Matters

The labor claims to which we are a party are typically filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers, portfolio companies, and service providers, and generally relate to alleged unpaid labor benefits. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

As of September 30, 2020, we were party to 12 labor-related judicial and administrative proceedings though we have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings for labor-related matters for which we believe a loss is probable in accordance with accounting rules. Out of those 12 proceedings, we were party to 10 labor lawsuits totaling approximately R$2.0 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

Tax and Social Security Matters

As of September 30, 2020, we were party to administrative proceedings and three judicial tax and social security proceedings, which amount to a total of approximately R$22.6 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. The main proceeding, which was filed in 2018 to charge debts related to IRPJ/CSLL/PIS/COFINS of the fiscal year of 2013, is currently pending of an administrative decision, and amounts to a total of R$15.2 million payment, which already corresponds to the principal amount plus the fine and interest as of September 30, 2020. The other proceedings relate to social security contributions on profit sharing payments to employees made in 2011 and 2012 and ISS on export of services charged by the municipality of São Paulo.

We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

We have not recorded any provisions in our audited consolidated financial statements as we are not aware of any legal proceedings related to tax and social security matters for which we believe a loss is probable in accordance with accounting rules.

Intellectual Property

We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of September 30, 2020, we owned 15 Brazil-issued patents or copyrights.

In Brazil, title to a trademark is only acquired once a valid registration is issued by the BPTO. The holder of a valid trademark registration has the right to its exclusive use throughout Brazil for an initial term of 10 years, renewable for additional and successive 10-year terms. During the registration process, the applicant requesting the trademark registration has only an expectation of the exclusive right to use the trademark to identify its products or services. We own a number of trademarks including “Vinci Partners,” and other valuable trademarks and designs covering various brands, products, programs and services, including “Vinci” and “Value from the Core.” We also own a number of domain names registered in Brazil, “vincishopping.com.br,” “vilg11.com.br” , “vincienergia.com.br,” “vincioffices.com.br,” “vincionline.com.br,” “vinciplataforma.com.br,” “vino11.com.br,” “visc11.com.br,” and abroad such as “vincipartners.com ,“ “vifi11.com,” “vilg11.com,” “vincifii.com ,“ “vincilogistica.com,” “vincioffices.com,” “visc11.com ,“ ““vincionline.com,” and “vino11.com,” which all are currently in use.

Properties

Our corporate headquarters are located in Rio de Janeiro and our principal executive offices, which include the majority of our product development, sales, marketing, and business operations, are located in Rio de Janeiro and São Paulo. Our principal executive offices consist of approximately 28,847 square feet of space in Rio de Janeiro and 11,948 square feet of space in São Paulo under a leases that expire on August 5, 2025 (for Rio de Janeiro) and on April 2, 2023 (for São Paulo). In October 2020, we amended the lease agreement for our principal executive offices in Rio de Janeiro to expand this space to occupy an additional floor in the office building. We also have offices in other locations, including in Recife in Brazil and in New York City in the United States, and believe our facilities are sufficient for our current needs.

As of September 30, 2020, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the city of Rio de Janeiro, Brazil. We believe that our facilities are suitable and adequate for our business as presently conducted; however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Employees

As of September 30, 2020, December 31, 2019 and 2018, we had 205, 177 and 172 full time employees, respectively. As of September 30, 2020, all of our employees were based in our offices in São Paulo, Rio de Janeiro, Recife and New York City.

The table below breaks down our full-time personnel by function as of September 30, 2020:

Function	Number of Employees	% of Total
Investment Professionals – Private Markets	36	17.6
Investment Professionals – Public Markets	31	15.1
Financial Advisory Professionals	8	3.9
Sales and Distribution	23	11.2
Research & Market Risk	16	7.8
Legal and Compliance	7	3.4
Technology	16	7.8
General and Administrative	68	33.2
Total	205	100.0

Our employees in Brazil are affiliated with the union of capital markets employees for the geographic area in which they work.

MANAGEMENT

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Islands Companies Law (as amended).

Board of Directors

As of the date of this prospectus, our board of directors will be composed of seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed such director, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or resignation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

The following table presents the names, ages and position of the current members of our board of directors.

Name	Age	Position
Gilberto Sayão da Silva	50	Chairman
Alessandro Monteiro Morgado Horta	50	Director
Paulo Fernando Carvalho de Oliveira	50	Director
Lywal Salles Filho	74	Director
Rogério Ladeira Furquim Werneck	72	Director
Ana Marta Horta Veloso	52	Director
Guilherme Stocco Filho	46	Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

Mr. Gilberto Sayão da Silva is one of our founding partners and the Chairman of our board of directors. He was previously a partner at Banco Pactual and oversaw the areas of investments, corporate finance and hedge funds. From 2006 to 2009, he was the principal executive for UBS Pactual Alternative Investment Management. From 1998 to 2009, he was part of the executive committees of Banco Pactual and UBS Pactual. He studied Electrical Engineering at the Pontifical Catholic University of Rio de Janeiro, or PUC-Rio.

Mr. Alessandro Monteiro Morgado Horta is one of our founding partners and serves as our CEO and a member of our board of directors. He previously served as vice-president for Banco UBS Pactual and as an executive for UBS Pactual Alternative Investment Management from 2006 to 2009. At Banco Pactual, he served as managing partner, chief operating officer and also led the Long-Term Investments division from 2001 to 2006. He was also a partner of Banco Icatu from 1998 to 2001. He holds a degree in Electrical Engineering from PUC-Rio.

Mr. Paulo Fernando Carvalho de Oliveira is one of our founding partners and serves as a member of our board of directors. He served as an executive for UBS Pactual Alternative Investment Management from 2006 to 2009. He was also a member of the executive committee of Banco Pactual, where he began his career in the Management Information division. In 1997, he joined the Foreign Exchange division, and was made a partner at the bank in 1998. He holds a degree in Mechanical Engineering from PUC-Rio.

Mr. Lywal Salles Filho is a member of our board of directors. He has served as vice-president of the Ethics Counsel of ANBIMA, is presently a member of its board, and serves, as well, on the board of directors of Vitru Inc. He was chairman and CEO of UBS AG in Brazil from 2010 to 2013. He previously served as senior managing director of Itaú Unibanco S.A., leading globally Itaú’s private banking operations and its committee for capital markets investments. He also served as chairman of the board of directors of Banco Itaú International and of Itaú Securities in the United States, and was the first CEO of Banco Itaú (Suisse) in Zurich, Switzerland. Prior to joining Itaú, Mr. Salles Filho served in several senior roles for Citibank N.A., including as CEO of the Latin American Affluent Clients segment and was the first chairman for Rede. He also worked for 15 years with The Chase Manhattan Bank in Hong Kong, the United States and in Latin America. He holds a bachelor’s degree in Economics and a post-graduate degree in Economics Engineering from the Universidade Federal de Rio de Janeiro and holds a master’s degree in management from Syracuse University, in the United States.

Mr. Rogério Ladeira Furquim Werneck holds a PhD in Economics from Harvard and is a professor at PUC-Rio. He has served as a member of our board of directors since 2017. He earned a degree in Economics from the Universidade Federal de Minas Gerais in 1970 and earned a master’s degree in Economics from Fundação Getúlio Vargas in 1972, where he also taught as a professor from 1975 to 1977. He has been one of the main professors in the Economics Department at PUC-Rio since 1997. He became head of the Economics Department in 2016, having also served in that role from 1980 to 1985 and from 2002 to 2009. He is a regular columnist in the Brazilian newspapers O Estado de São Paulo and O Globo, for which he writes bi-weekly.

Ms. Ana Marta Horta Veloso holds a degree in Economics from UFMG—Universidade Federal de Minas Gerais and a master’s degree in Economics from UFRJ—Universidade Federal do Rio de Janeiro. She has extensive experience both in the financial and electricity sectors, having been the chief executive officer and investor relations officer of Light S.A. between 2015 and 2017 and again from 2019 to October 2020. She also held the position of officer of Equatorial Energia between 2008 and 2015 and represented Equatorial in the board of directors of its invested companies, such as Cemar, Celpa and Gera Maranhão. In 2018, she served as a consultant for GP Investments and for Credit Suisse Energy Infrastructure Partners. Additionally, she was a board member and a member of the Audit Committee and Compensation Committee at Enel/Eletropaulo from 2018 to 2019, a board member and a member of several committees at Light from 2006 to 2010, a board member at Light from 2015 to 2017 and at Equatorial Energia from 2006 to 2008. She also was a representative of BNDES on the boards of directors of Acesita, Klabin, Vale, Valepar, and Globo Cabo (Net/Claro). She worked at BNDES between 1992 and 2005 and at Banco Pactual between 2000 and 2001, when she was on leave from BNDES, and later in Pactual again, between 2006 and 2008.

Mr. Guilherme Stocco Filho has more than 20 years of experience in building up digital businesses and leading corporate transformations. He is responsible for carrying out successful projects in digital banking (Banco Original); startup investments (Domo Invest), mobile and e-commerce (Buscapé), internet platforms (Microsoft), and advertising (Te Respondo). Currently, he is member of the boards of directors of TOTVS, Banco Original and Grupo SOMA. He is also the co-founder of Squadra Ventures and founder of Hack the Future. He is a frequent presenter on market trends and innovation, and has spoken at more than 120 events in Brazil, Latin America, Canada, the United States, Denmark, and the United Kingdom. He holds a degree in Business Administration from Fundação Armando Alvares Penteado – FAAP (1997) and also presents lectures on innovation at INSPER MBA in São Paulo, Brazil.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Alessandro Monteiro Morgado Horta (our chief executive officer and a member of our board of directors), with broad experience in the financial services industry.

The following table lists the names, ages and position of our current executive officers:

Name	Age	Position
Alessandro Monteiro Morgado Horta	50	Chief Executive Officer
Bruno Augusto Sacchi Zaremba	46	Head of Private Equity and Investor Relations
Sergio Passos Ribeiro	47	Chief Operating Officer and Chief Financial Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business address for our executive officers is Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

Bruno Augusto Sacchi Zaremba is the head of our Private Equity team and head of our Investor Relations. Mr. Zaremba started his career in 1996 at Banco Pactual, where he worked as a sell side equity research analyst, leading research for banks, beverages, retail, food and tobacco. After becoming partner of Banco Pactual in 2001, he was assigned to lead the bank’s proprietary equity and debt investments in the U.S. Between 2006 and 2009, he worked in UBS Pactual Alternative Investments Management, with a focus in Private Equity. He joined Vinci Partners in 2009 as a partner, where he has been fully involved with our private equity strategy since the commencement of our operations. Mr. Zaremba holds a bachelor’s degree in Economics from PUC-Rio, is a Chartered Financial Analyst, or CFA, and completed the OPM 50 program at the Harvard Business School.

Sergio Passos Ribeiro heads our Operational, Financial and IT departments as our Chief Operating Officer and Chief Financial Officer. Between 2006 and 2009, he was responsible for accounting at Banco Pactual. He joined Banco Pactual in 1998 and was initially responsible for tax planning. Prior to his time at Banco Pactual, he was a financial consultant for PricewaterhouseCoopers. He holds a degree in Business Administration and Accounting from Universidade Santa Úrsula, an MBA in Finance from Ibmec RJ, and an Executive MBA from the COPPEAD Graduate School of Business of UFRJ.

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;

•	the requirement under Section 5605(c)(2)(A) of Nasdaq listing rules notes that the audit committee must be comprised of at least three members;

•

the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•

the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•

the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Controlled Company Exception

Immediately after the completion of this offering, Gilberto Sayão da Silva, will beneficially own 100% of our Class B common shares, representing 77.9% of the voting power of our outstanding share capital (or 77.0% if the underwriters exercise their option to purchase additional Class A common shares in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common shares continue to be listed on the Nasdaq, we will be required to comply with the corporate governance standards within the applicable transition periods.

Committees

Audit Committee

The audit committee, which is expected to consist of Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho, will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Ana Marta Horta Veloso will serve as Chairman of the committee. The audit committee will consist exclusively of members of our board of directors who are financially literate. Ana Marta Horta Veloso is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with Nasdaq rules. Upon the completion of this offering, the audit committee will be responsible for, among other things:

•

the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•

reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•

obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•

reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Code of Ethics

We have adopted a code of ethics applicable to the board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Since its effective date, we have not waived compliance with the code of ethics.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

For the years ended December 31, 2019 and 2018, the aggregate compensation expense for our executive officers for services in all capacities was R$216,000 and R$198,000, respectively, which includes both benefits paid in kind and compensation. Prior to this offering, we did not have a board of directors in place. See note 19(a) to our audited consolidated financial statements included elsewhere in this prospectus. We have not historically provided any pension, retirement or similar benefits to our directors or executive officers as part of their compensation and consequently we have not accrued any amounts for pension, retirement and similar benefits for our directors and executive officers.

Employment Agreements

None of our executive officers have entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

Long-Term Incentive Plan

We expect to implement a Long-Term Incentive Plan for eligible employees in connection with this offering. The Long-Term Incentive Plan will govern the issuance of equity incentive awards with respect to our Class A common shares, we expect that the Long-Term Incentive Plan will not exceed 5% of our common shares at any given time. In connection with this offering, we expect to issue stock options to certain eligible employees, including our executive officers, in an amount between 2.5% to 3.0% of our common shares outstanding after the closing of this offering. Such options will have an exercise price per share equal to the price set forth on the cover page of this prospectus, will vest ratably over a period of three years from the date of this prospectus, and expire on the one-year anniversary date of the relevant vesting date.

Our board of directors may adjust the number of Class A common shares available for issuance under the Long-Term Incentive Plan from time to time in its discretion. Equity incentive awards may be granted to our employees, non-employee directors, officers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. We consider our employees are our main asset and we believe that enhancing our ability to motivate and reward eligible employees will have positive impact on our operations and leverage returns for our shareholders.

Directors’ and Officers’ Insurance

Prior to the consummation of this offering, we intend to contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares (1) immediately prior to the completion of this offering (after giving effect to the Contribution); (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares; and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•	each of our executive officers and directors that will be in place as of the consummation of this offering, individually; and

•	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•	immediately prior to the completion of this offering: 27,175,861 Class A common shares and 14,466,239 Class B common shares;

•

following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares: 41,049,335 Class A common shares and 14,466,239 Class B common shares; and

•

following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares: 43,130,356 Class A common shares and 14,466,239 Class B common shares.

Unless otherwise indicated below, the address for each beneficial owner is c/o Vinci Partners, Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, Brazil, 22431-002.

	Shares Beneficially Owned Prior to Offering				% of Total Voting Power Before Offering (1)	Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option				% of Total Voting Power After Offering Without Exercise of Underwriters’ Option (1)	Shares Beneficially Owned After Offering With Full Exercise of Underwriters’ Option				% of Total Voting Power After Offering With Full Exercise of Underwriters’ Option (1)
Shareholders	Class A		Class B			Class A		Class B			Class A		Class B
	Shares	%	Shares	%		Shares	%	Shares	%		Shares	%	Shares	%
5% Shareholders
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0	84.2	—	—	14,466,239	100.0	77.9	—	0.0	14,466,239	100.0	77.0
Alessandro Monteiro Morgado Horta	8,266,422	30.4	—	—	4.8	8,266,422	20.1	—	—	4.5	8,266,422	19.2	—	—	4.4
Paulo Fernando Carvalho de Oliveira	2,066,605	7.6	—	—	1.2	2,066,605	5.0	—	—	1.1	2,066,605	4.8	—	—	1.1
Executive Officers and Directors
Gilberto Sayão da Silva (2)	—	—	14,466,239	100.0	84.2	—	—	14,466,239	100.0	77.9	—	—	14,466,239	100.0	77.0
Alessandro Monteiro Morgado Horta	8,266,422	30.4	—	—	4.8	8,266,422	20.1	—	—	4.5	8,266,422	19.2	—	—	4.4
Paulo Fernando Carvalho de Oliveira	2,066,605	7.6	—	—	1.2	2,066,605	5.0	—	—	1.1	2,066,605	4.8	—	—	1.1
Lywal Salles Filho	206,661	0.8	—	—	0.1	206,661	0.5	—	—	0.1	206,661	0.5	—	—	0.1
Guilherme Stocco Filho	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ana Marta Horta Veloso	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Rogério Ladeira Furquim Werneck	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bruno Augusto Sacchi Zaremba	1,446,624	5.3	—	—	0.8	1,446,624	3.5	—	—	0.8	1,446,624	3.4	—	—	0.8
Sergio Passos Ribeiro	1,239,963	4.6	—	—	0.7	1,239,963	3.0	—	—	0.7	1,239,963	2.9	—	—	0.7
All directors and executive officers as a group (9 persons)	13,226,275	48.7	14,466,239	100.0	91.9	13,226,275	32.2	14,466,239	100.0	85.0	13,226,275	30.7	14,466,239	100.0	84.1
Others (3)	13,949,586	51.3	—	—	8.1	13,949,586	34.0	—	—	7.5	13,949,586	32.3	—	—	7.4
Public float	—	—	—	—	—	13,873,474	33.8	—	—	7.5	15,954,495	37.0	—	—	8.5
Total	27,175,861	100.0	14,466,239	100.0	100.0	41,049,335	100.0	14,466,239	100.0	100.0	48,130,356	100.0	14,466,239	100.0	100.0

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)

Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. A holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Description of Share Capital.”

(2)	Includes all of our Class B Common Shares.
(3)	Includes all shareholders of Vinci Partners prior to this offering that are not directors or executive officers of Vinci Partners.

The holders of our Class A common shares and Class B common shares have identical rights, except that (1) a holder of Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) Class B common shares have certain conversion rights; and (3) a holder of Class B common shares is entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Description of Share Capital—Preemptive or Similar Rights.”

RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. See also note 19 to the audited annual financial statements included elsewhere in this prospectus for a description of certain transactions with and among our subsidiaries.

Loan Arrangements with Quotaholders

As of December 31, 2018, we had principal and interest in respect of loans that were payable to our quotaholders in the amount of R$8.5 million. The entire balance of these loans was repaid during 2019 and we do not have any current loan arrangements outstanding with quotaholders.

Related Person Transaction Policy

Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our audit committee, board of directors or the designated committee will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Indemnification agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements will, and our Articles of Association do, require us to indemnify our directors and executive officers to the fullest extent permitted by law.

DESCRIPTION OF SHARE CAPITAL

General

Vinci Partners Investments Ltd., the company whose Class A common shares are being offered in this prospectus, was incorporated on September 21, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Law (as amended) of the Cayman Islands, or the Companies Law.

Our affairs are governed principally by: (1) Articles of Association; (2) the Companies Law; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and we have, for such purposes, full rights, powers and privileges. Our registered office is c/o Harneys Fiduciary (Cayman) Limited, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Our Articles of Association authorize the issuance of up to 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association) and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association. As of the date of this prospectus, 27,175,861 Class A common shares and 14,466,239 Class B common shares of our authorized share capital were issued, fully paid and outstanding. Upon the completion of this offering, we will have 41,049,335 Class A common shares and 14,466,239 Class B common shares of our authorized share capital issued and outstanding, assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares.

We intend to apply to list our Class A common shares, on the Nasdaq under the symbol “VINP.”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. A holder of Class B common shares may convert Class B common shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Common Shares.”

At the date of this prospectus, after giving effect to the Contribution, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;

•	250,000,000 shares are designated as Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association); and

•	250,000,000 shares are as yet undesignated and shall have the rights as our board of directors may determine from time to time in accordance with Article 4 of our Articles of Association.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Following this offering, we will have a total issued share capital of US$235,899,058, divided into 55,515,574 common shares. Those common shares will be divided into 41,049,335 Class A common shares and 14,466,239 Class B common shares (assuming no exercise of the underwriters’ option to purchase additional common shares); or 43,130,356 Class A common shares and 14,466,239 Class B common shares (assuming full exercise of the underwriters’ option to purchase additional shares). See “Capitalization” and “Dilution.”

Treasury Stock

At the date of this prospectus, Vinci Partners has no shares in treasury.

Issuance of Shares

Except as expressly provided in Vinci Partners’ Articles of Association, Vinci Partners’ board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount to par, except in accordance with the provisions of the Companies Law. In accordance with its Articles of Association, Vinci Partners shall not issue bearer shares.

Vinci Partners’ Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a statutory amalgamation, merger, consolidation, arrangement or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby a holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow such holder to maintain its proportional ownership interests in Vinci Partners (following an offer by Vinci Partners to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vinci Partners pursuant to Vinci Partners’ Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, the holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Vinci Partners’ Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

Vinci Partners’ fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) a holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share; (2) Class B common shares have certain conversion rights; and (3) a holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Vinci Partners’ Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(1) Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares; however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by the proposal;

(2) the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(3) the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of this offering, if Vinci Partners issues Class A common shares, it must first make an offer to the holders of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vinci Partners. This right to maintain a proportional ownership interest may be waived by holders of Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon (1) any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to partnerships, corporations and other entities controlled by Mr. Sayão da Silva and (2) the death or permanent disability of

Mr. Sayão da Silva. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total aggregate number of common shares outstanding.

No class of Vinci Partners’ common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in Vinci Partners’ Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Vinci Partners is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which Vinci Partners is a party, or (2) tender or exchange offer by Vinci Partners to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at, any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Vinci Partners’ board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Vinci Partners at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Vinci Partners in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Vinci Partners is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors; provided that the board of directors of Vinci Partners has the discretion whether or not to hold an annual general meeting in 2020. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Vinci Partners may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in Rio de Janeiro, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Vinci Partners’ Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Vinci Partners will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to Vinci Partners’ Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Vinci Partners is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Vinci Partners and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Vinci Partners and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Vinci Partners and any person or persons to waive or limit the same, shall apply Vinci Partners’ property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Vinci Partners.

Changes to Capital

Pursuant to the Articles of Association, Vinci Partners may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

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subdivide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Vinci Partners’ shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, Vinci Partners may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Vinci Partners may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares sold in this offering will be traded on the Nasdaq in book-entry form and may be transferred in accordance with Vinci Partners’ Articles of Association and Nasdaq’s rules and regulations.

However, Vinci Partners’ board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Vinci Partners in respect thereof;

•

the instrument of transfer is lodged with Vinci Partners, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Vinci Partners; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit Vinci Partners to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Vinci Partners, subject to the Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We intend to pay semi-annual cash dividends on our common shares initially at an amount equal to at least 50% of our Distributable Earnings. Subject to the Companies Law, Vinci Partners’ shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Vinci Partners. Except as otherwise provided by the rights attached to shares and the Articles of Association of Vinci Partners, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of Vinci Partners’ common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

Vinci Partners is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to eleven directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Vinci Partners’ shares are admitted to trading on the Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

By the listing date of this offering, the directors will be Gilberto Sayão da Silva, Alessandro Monteiro Morgado Horta, Paulo Fernando Carvalho de Oliveira, Lywal Salles Filho, Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho. Rogério Ladeira Furquim Werneck, Ana Marta Horta Veloso and Guilherme Stocco Filho are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of this offering, the board of directors will have in place an audit committee. See “Management—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Vinci Partners’ business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Vinci Partners, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of Vinci Partners shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent Vinci Partners’ accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Vinci Partners must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Vinci Partners is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Vinci Partners, the person or member aggrieved (or any shareholder of Vinci Partners, or Vinci Partners itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

Vinci Partners is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, Vinci Partners will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, Vinci Partners currently intends to comply with the Nasdaq rules in lieu of following home country practice after the closing of this offering.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Vinci Partners or management that shareholders may consider favorable. In particular, the capital structure of Vinci Partners concentrates ownership of voting rights in the hands of Mr. Sayão da Silva. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Vinci Partners to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Vinci Partners. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Vinci Partners are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since Gilberto Sayão da Silva owns of all of the Class B common shares, Mr. Sayão da Silva currently has the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as Mr. Sayão da Silva has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vinci Partners, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vinci Partners has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vinci Partners. See “Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Gilberto Sayão da Silva will own 100% of our outstanding Class B common shares, which will represent approximately 77.9% of the voting power of our issued share capital following this offering, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.”

Preferred Shares

Vinci Partners’ board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Vinci Partners’ board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of the Company.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Vinci Partners in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Vinci Partners, general corporate claims against Vinci Partners by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Vinci Partners’ Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Vinci Partners, or derivative actions in Vinci Partners’ name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Vinci Partners; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of Vinci Partners have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Vinci Partners and our directors and executive officers have agreed to lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior consent of the representatives for the underwriters. However, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Class A Common Shares Eligible for Future Sale,” including the right for Vinci Partners to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to Vinci Partners and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration that: (1) the solvency of the consolidated or surviving company; (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies; provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Vinci Partners is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, Vinci Partners itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Vinci Partners in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Vinci Partners has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Vinci Partners’ Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Vinci Partners to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law).

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

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Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

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Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by the Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

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Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee nor do we have any current intention to establish one.

Borrowing Powers

Vinci Partners’ directors may exercise all the powers of Vinci Partners to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Vinci Partners or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Vinci Partners’ Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Vinci Partners or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Vinci Partners’ directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Vinci Partners’ Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, which will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Vinci Partners’ Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the company. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Vinci Partners’ Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Vinci Partners’ Articles of Association do not provide for cumulative voting. As a result, the shareholders of Vinci Partners are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Vinci Partners cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, Vinci Partners may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). Vinci Partners’ Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Vinci Partners.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Vinci Partners’ Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Vinci Partners’ Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Vinci Partners’ Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Vinci Partners’ Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Vinci Partners’ shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Law, 2017 of the Cayman Islands, or the DPL, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the DPL, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organisational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data may include, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, correspondence records, passport number, bank account details, source of funds (as declared by the shareholder).

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

CLASS A COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of 55,515,574 common shares outstanding. Of these shares, the Class A common shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining 41,642,100 common shares, representing 75.0% of our outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Liquidity Restrictions on Pre-IPO Quotaholders

In connection with this offering and the Contribution as described under “Summary—Our Corporate Reorganization,” the existing quotaholders of Vinci Brazil have agreed to certain liquidity restrictions in respect of the Class A common shares and Class B common shares that they receive in exchange for the Contribution. These restrictions consists primarily of volume limitations on their ability to sell their common shares, with a restriction on any sales of common shares through the second anniversary of the date of this prospectus, with a portion of such holders’ common shares available for sale beginning on the second anniversary of the date of this prospectus, with full liquidity rights to the common shares upon the fifth anniversary of the date of this prospectus, provided, however, that in no event shall aggregate sales by all such holders of their common shares during any six-month period exceed 5% of our outstanding share capital during such six-month period.

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the Class A common shares that we may issue upon exercise of warrants or options or in connection with other equity compensation granted under our Long-Term Incentive Plan. Accordingly, shares registered under such registration statement may be available for sale in the open market following the effective date of such registration statement, subject to the lock-up agreements described below, if applicable. For more information see “Management—Long-Term Incentive Plan.”

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We and our directors and executive officers have agreed, subject to certain exceptions, not to offer, sell or transfer any Class A common shares or securities convertible into, or exchangeable or exercisable for, Class A common shares, for 180 days after the date of this prospectus.

Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common shares;

•	sell any option or contract to purchase any common shares;

•	purchase any option or contract to sell any common shares;

•	grant any option, right or warrant for the sale of any common shares;

•	lend or otherwise dispose of or transfer any common shares;

•	request or demand that we file a registration statement related to the Class A common shares; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up provisions apply to Class A common shares and to securities convertible into or exchangeable or exercisable for Class A common shares, including our Class B common shares.

Eligibility of Restricted Shares for Sale in the Public Market

The common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

TAXATION

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, our U.S. tax counsel, the following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our Class A common shares. This discussion applies only to a U.S. Holder that acquires Class A common shares in this offering and holds those Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding Class A common shares as part of a straddle, wash sale, hedging transaction, conversion transaction or integrated transaction or entering into a constructive sale with respect to Class A common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Code;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;” or

•	persons that own or are deemed to own ten percent or more of our stock (by vote or value) or

•	persons owning shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax considerations of owning and disposing of the Class A common shares. This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of Class A common shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our Class A common shares in their particular circumstances.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a PFIC, as described below.

Taxation of Distributions

Any distributions paid on our Class A common shares, other than certain pro rata distributions of our Class A common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. In order to qualify for qualified dividend income treatment, U.S. Holders must meet certain holding period requirements, and we must not be classified as a PFIC in the current or prior year of the year in which the dividend is paid. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The Nasdaq, on which the Class A common shares are expected to be listed, is an established securities market in the United States, and we anticipate that our Class A common shares should qualify as readily tradable, although there can be no assurances in this regard. The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt.

Sale or Other Disposition of Class A Common Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A common shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the Class A common shares for more than one year. Long-term capital gains of individuals and other non-corporate U.S. Holders are eligible for reduced rates of taxation. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets, and receive directly our proportionate share of the income, of any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. As an investment platform, we generate active income primarily from our management services. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our Class A common shares, we do not believe that we were a PFIC for the 2019 taxable year, and we do not expect to be a PFIC for our 2020 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2020 or any future year is uncertain because, among other things, (i) we will hold a substantial amount of cash following this offering, which is categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). As discussed in “Use of Proceeds,” we plan to use the proceeds from this offering to fund investments, which may generate, at least in part, passive income. To the extent that growth in any such passive income outpaces our active business, our PFIC status could change. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions to us by a Lower-tier PFIC; and (ii) our disposition of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder may not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our Class A common shares, absent making certain elections (as described below), such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over a U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received on a U.S. Holder’s Class A common shares exceed 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares would be treated as “regularly traded” for the year of this offering if more than a de minimis quantity of the Class A common shares were traded on a qualified exchange on at least 1/6 of the days remaining in the quarter in which this offering occurs, and for years other than this on at least 15 days during each remaining calendar quarter (the “15-Day Test”). The Nasdaq, on which the Class A common shares are expected to be listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If a U.S. Holder makes the mark-to-market election, such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in their Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A common shares. We do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election.

In addition, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply if we were a PFIC for the taxable year in which we paid a dividend or the prior taxable year.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement dated                , 2021 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Banco BTG Pactual S.A.—Cayman Branch are the representatives of the underwriters.

Underwriter	Number of Class A Common Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Banco BTG Pactual S.A.—Cayman Branch
Itau BBA USA Securities, Inc.
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC

Total

Banco BTG Pactual S.A. — Cayman Branch is not a broker-dealer registered with the SEC, and therefore may not make sales of any Class A common shares in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent Banco BTG Pactual S.A.—Cayman Branch intends to effect sales of the Class A common shares in the United States, it will do so only through BTG Pactual US Capital, LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted the underwriters an option to buy up to an additional 2,081,021 Class A common shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,081,021 Class A common shares from us.

Total
	Per Share	No Exercise	Full Exercise
(US$)
Initial public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$                . We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA in an amount not to exceed US$                .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the Class A common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or any such other securities, (whether any such transaction described as described above is to be settled by delivery of our common shares or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the Class A common shares to be sold in this offering.

The restrictions on our actions, as described above, do not apply to (i) the issuance by us of Class A common shares upon the exercise of an option or warrant or under any long-term incentive plan described in this prospectus, provided, in each case, that the recipients enter into a lock-up agreement with the underwriters; (ii) the issuance by us of Class A common shares upon the conversion of a security, as described in this prospectus, outstanding on the date of this prospectus, provided that the recipients enter into a lock-up agreement with the underwriters; (iii) any issuance by us of Class A common shares in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that the aggregate number of Class A common shares issued or issuable pursuant to such transaction shall not exceed (A) 10% of the total number of shares issued and outstanding as of the date of such merger, acquisition, joint venture or strategic participation, as the case may be, and (B) the recipients enter into a lock-up agreement; or (iv) the filing by us of any registration statement on Form S-8 or a successor form thereto relating to the our long term incentive plan described in this prospectus.

Our directors and executive officers (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of any class of the our share capital (the “share capital”) or any securities convertible into or exercisable or exchangeable for share capital (including without limitation, share capital or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the share capital, “lock-up securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of the offering or sale of any share capital, or the filing or submission of any registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) in connection therewith, under the U.S. Securities Act of 1933, as amended, or (4) publicly disclose the intention to do any of the foregoing. The lock-up parties have further acknowledged and agreed that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up parties or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfer the lock-up securities: (i) as a bona fide gift or gifts, or for bona fide estate planning purposes; (ii) by will or intestacy; (iii) to any trust for the direct or indirect benefit of the lock-up party or the immediate family of such lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (iv) to a partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above; (vi) (A) to a corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such lock-up party or affiliates of such lock-up party (including, for the avoidance of doubt, where such lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of such lock-up party; (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement; (viii) to us from an employee upon death, disability or termination of employment, in each case, of such employee; (ix) with the prior written consent of the representatives; (x) as part of a sale of such lock-up party’s lock-up securities acquired in open market transactions after the closing date of this offering; (xi) after the closing date of this offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the share capital involving a change of control of Vinci Partners that has been approved by our board of directors in which a party becomes the beneficial owner of more than 90% of the total voting power of our voting stock; (xii) to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase share capital (subject to certain limitations); (b) exercise outstanding options, settle restricted stock units or other equity awards or exercise warrants pursuant to plans described in this prospectus; and (c) convert outstanding preferred stock, warrants to acquire preferred stock or convertible securities into share capital or warrants to acquire share capital; provided that any such share capital or warrants received upon such conversion shall be subject restrictions similar to those described in the immediately preceding paragraph.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We intend to apply to list our Class A common shares on the Nasdaq under the symbol “VINP.”

In connection with this offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class A common shares or purchasing Class A common shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer of the Class A common shares to the public may not be made in that Member State, except that an offer of Class A common shares may be made to the public in that Member State at any time:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons in a Member State (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “an offer of the public” in relation to any Class A common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of the Class A common shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of the Class A common shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons in the United Kingdom (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided that no such offer of Class A common shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Class A common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus is only being distributed to and is only directed at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons being referred to as “relevant persons”). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

Notice to Prospective Investors in Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under (i) Law No. 6,385, of December 7, 1976, as amended, (ii) CVM Rule No. 400, of December 29, 2003, as amended, or (iii) CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Canada

The Class A common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus

Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008, and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law; and (2) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to this offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004, and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million; (b) if the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million; and (c) if the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

United Arab Emirates

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Furthermore, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority of the United Arab Emirates or the Dubai Financial Services Authority.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA; (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law;

(4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Switzerland

The Class A common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, the Company, the Class A common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of Class A common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common shares.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$	31,331
Nasdaq listing fee		125,000
FINRA filing fee		43,577
Printing and engraving expenses		150,000
Legal fees and expenses		2,000,000
Transfer agent and registrar fees		25,000
Accounting fees and expenses		700,000
Miscellaneous costs		250,000
Total	US$	3,324,908

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay certain of the expenses of this offering.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Certain other matters of Brazil law will be passed upon for us by Barbosa Müssnich & Aragão Advogados and for the underwriters by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados.

EXPERTS

The financial statements of Vinci Partners Investimentos Ltda. as of December 31, 2019 and 2018 and January 1, 2018, and for each of the two years ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Harney Westwood & Riegels, our counsel as to Cayman Islands law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands would respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Brazil

Vinci Partners Brazil is incorporated under the laws of Brazil. The majority of our directors and all our officers and certain advisors named herein reside in Brazil. Substantially all of our assets are located outside the United States, in Brazil. In addition, a majority of the members of our board of directors and all of our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States or other jurisdictions outside Brazil. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or other jurisdiction outside Brazil.

We have appointed Vinci Partners USA, LLC, with offices at 780 Third Avenue, 25th Floor, New York, New York, 10017, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

We have been advised by our Brazilian counsel, Barbosa Müssnich Aragão Advogados, that judgments of non-Brazilian courts for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action, including, without limitation, any final judgment for payment of a certain amount rendered by any such court; provided that such judgment has been previously recognized by the Brazilian Superior Court of Justice (Superior Tribunal de

Justiça), or STJ. That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•	complies with all formalities necessary for its enforcement under the laws of the jurisdiction where it was awarded;

•	is issued by a court of competent jurisdiction as requested under the laws of the United States;

•

proper service of process is made on the defending party or parties—and, when made in Brazil, such service of process must be made in accordance with Brazilian law (and, if the relevant party is located in Brazil, the service of process also has been made in accordance with Brazilian law) – or after sufficient evidence of the defendant’s absence (“revelia”) has been given, as required under applicable law;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•	does not conflict with a final and unappealable decision issued by a Brazilian court in a lawsuit that involves the same parties, cause of action and claim;

•	is final and, therefore, not subject to appeal (res judicata) in the United States;

•	fulfills all formalities required for its enforceability under the laws of the United States;

•

is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961, authentication, or the Hague Convention. If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•

is accompanied by a translation into Portuguese made by a certified translator in Brazil (sworn translation), unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty, public morality or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

With respect to the interlocutory decisions, Brazilian Civil Procedure Code provides that a foreign interlocutory decision may be enforced in Brazil after the authorization of the enforcement of the letter rogatory is granted by the Brazilian Superior Court of Justice (the granting of the exequatur) and that the judgment regarding the urgency of the relief falls exclusively to the judicial authority that rendered the foreign decision. In both cases, once the Brazilian Superior Court of Justice recognizes the award or grants the exequatur, it is necessary to initiate an enforcement proceeding before the lower federal court with jurisdiction over the defendant or its assets. The enforcement proceeding basically follow the same rules applicable to the enforcement of a Brazilian court decision.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment will be conducted in a timely manner or that a Brazilian court will enforce a monetary judgment for violation of the federal securities laws of the United States or other jurisdictions outside Brazil with respect to the Class A common shares.

Pursuant the Brazilian Civil Procedure Code, the valid choice of foreign forum prevents a Brazilian court from exercising jurisdiction over any suit, action or proceeding in connection with any such document, provided that (a) the document is considered to be international; (b) the parties choose a forum with exclusive jurisdiction over the disputes arising out of the document; (c) the choice is not considered abusive; and (d) Brazilian courts do not have exclusive jurisdiction over any dispute arising therefrom. Brazilian courts shall have exclusive jurisdiction over matters involving real property located in Brazil, legal division of goods located in Brazil regarding matters of succession and will execution regarding the division of assets located in Brazil in case of divorce, legal separation or dissolution of a civil union, the approval of a judicial reorganization plan and the declaration of bankruptcy by a Brazilian individual or entity.

Service of process, if made in Brazil, must be effective in accordance with Brazilian law. The Brazilian Superior Court of Justice understands that, even with a process agent appointed by a Brazilian party in the United States, a service of process by letter rogatory would be required for purposes of homologation/recognition in Brazil of the decision issued by United States courts.

We have also been advised that:

•

civil actions may be brought before Brazilian courts based on the federal securities laws of the United States or other jurisdiction outside Brazil and that, subject to applicable law, Brazilian courts may enforce liability arising from such actions against us or our directors and officers (provided that provisions of the federal securities laws of the United States or other jurisdiction outside Brazil do not contravene Brazilian public policy, public morality or national sovereignty, good morals or human dignity, and provided further that Brazilian courts can assert jurisdiction over the particular action) . In any case, we cannot assure that the Brazilian courts will confirm its jurisdiction to rule on such matter, which will depend on the connection of the case to Brazil and, therefore, must be analyzed on a case-by-case manner; and

•

the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law to the extent that assets are located in Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses, including attorney’s fees, in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims as established under said Article 83 of the Brazilian Code of Civil Procedure; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering—Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

EXPLANATORY NOTE TO THE FINANCIAL STATEMENTS

The Company, the registrant in this offering, was incorporated on September 21, 2020, to become the holding entity of Vinci Partners Investimentos Ltda. (which we refer to in this prospectus as “Vinci Partners Brazil”) in connection with this offering. Until the contribution of the Vinci Partners Brazil quotas to it, prior to the consummation of this offering, the Company will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements of the Company have been omitted from this prospectus. The financial statements presented in this prospectus are those of Vinci Partners Brazil, which, upon the contribution of the Vinci Partners Brazil quotas to the Company prior to the consummation of this offering, will be the Company’s principal holding company and wholly-owned subsidiary.

Vinci Partners Investimentos Ltda.

Unaudited interim condensed consolidated balance sheets

All amounts in thousands of reais

Assets	Note	09/30/2020	12/31/2019

Current assets
Cash and cash equivalents	5(d)	94,779	3,896

Cash and bank deposits	5(d)	13,656	3,564
Financial instruments at fair value through profit or loss	5(d)	81,123	332
Financial instruments at fair value through profit or loss	5(c)	20,772	85,944
Trade receivables	5(a)	33,191	58,808
Sub-leases receivable	10	2,963	2,883
Taxes recoverable		1,118	789
Other assets	6	7,189	5,044

Total current assets		160,012	157,364

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	27,356	24,164
Trade receivables	5(a)	22,382	15,961
Sub-leases receivable	10	688	2,717
Taxes recoverable		149	513
Deferred taxes	18	5,328	2,207
Other assets	6	1,357	1,330

		57,260	46,892

Property and equipment	8	15,837	16,412
Right of use – leases	10	84,310	88,384
Intangible assets	9	1,747	2,720

		159,154	154,408

TOTAL		319,166	311,772

The accompanying notes are an integral part of these financial statements.

Vinci Partners Investimentos Ltda.

Unaudited interim condensed consolidated balance sheets

All amounts in thousands of reais

Liabilities and equity	Note	09/30/2020	12/31/2019

Current liabilities
Trade payables		171	326
Deferred revenue	23	20,135	—
Leases	10 and 5(e)	18,479	17,738
Accounts payable	11	2,338	37,669
Labor and social security obligations	12	29,033	30,948
Taxes and contributions payable	13	18,457	16,297

Total current liabilities		88,613	102,978

Non-current liabilities
Accounts payable	11	33	33
Leases	10 and 5(e)	81,385	85,153
Payables to related parties	19	1,557	—
Deferred taxes	18	10,639	8,883

		93,614	94,069

Equity	14
Quota capital		8,730	8,595
Retained earnings		112,870	91,430
Other reserves		11,224	8,119

		132,824	108,144

Non-controlling interests in the equity of subsidiaries		4,115	6,581

Total equity		136,939	114,725

Total liabilities and equity		319,166	311,772

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Unaudited interim condensed consolidated statements of income

For the nine-month periods ended

All amounts in thousands of reais unless otherwise stated

Statements of Income	Note	09/30/2020	09/30/2019

Net revenue from services rendered	15	235,280	192,629

General and administrative expenses	16	(84,375)	(79,169)

Operating profit		150,905	113,460

Finance income	17	5,869	16,738
Finance costs	17	(9,617)	(9,261)

Finance profit/(loss), net		(3,748)	7,477

Profit before income taxes		147,157	120,937

Income taxes	18	(30,354)	(25,202)

Profit for the period		116,803	95,735

Attributable to the quotaholders of the parent company		114,322	93,937
Attributable to non-controlling interests		2,481	1,798

Basic and diluted earning per quota		13.19	10.80

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Unaudited interim condensed consolidated statements of comprehensive income

For the nine month periods ended

All amounts in thousands of reais

	09/30/2020	09/30/2019
Profit for the period	116,803	95,735

Other comprehensive income

Items that may be reclassified to profit or loss:
Foreign exchange variation of investee located abroad
Vinci Financial Ventures (VF2) GP	5	—
Vinci Capital Partners GP Limited	83	26
Vinci USA LLC	2,973	440
Vinci Capital Partners F III GP Limited	25	5
GGN GP LLC	19	—

Total comprehensive income for the period	119,908	96,206

Attributable to:
Quotaholders of the parent company	117,427	94,408
Non-controlling interests	2,481	1,798

	119,908	96,206

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Unaudited interim condensed consolidated statements of changes in equity

All amounts in thousands of reais

	Quota capital	Retained earnings	Other reserves	Treasury quotas	Total	Non-controlling interests	Total equity

At December 31, 2018	8,820	49,711	7,776	—	66,307	1,759	68,066

Profit for the period	—	93,937	—	—	93,937	1,798	95,735
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	471	—	471	—	471
Capital increase	—	—	—	—	—	744	744
Treasury quotas bought	—	—	—	(225)	(225)	—	(225)
Treasury quotas canceled	(225)	—	—	225	—	—	—
Allocation of profit:
Dividends	—	(109,655)	—	—	(109,655)	—	(109,655)

At September 30, 2019	8,595	33,993	8,247	—	50,835	4,301	55,136

At December 31, 2019	8,595	91,430	8,119	—	108,144	6,581	114,725
Profit for the period	—	114,322	—	—	114,322	2,481	116,803
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	3,105	—	3,105	—	3,105
Capital increase (decrease)	135	—	—	—	135	(900)	(765)
Acquisition of non-controlling quotas						(657)	(657)
Allocation of profit:
Dividends	—	(92,882)	—	—	(92,882)	(3,390)	(96,272)

At September 30, 2020	8,730	112,870	11,224	—	132,824	4,115	136,939

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Unaudited interim condensed consolidated statements of cash flows

For the nine months periods ended

All amounts in thousands of reais unless otherwise stated

	09/30/2020	09/30/2019
Cash flows from operating activities

Profit before taxation	147,157	120,937
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	9,860	12,312
Financial result on lease agreements	8,698	8,253
Finance expense on liabilities at amortized cost	203	134
Unrealized gain of financial instruments at fair value through profit or loss	(4,785)	(15,961)

	161,133	125,675

Changes in assets and liabilities
Trade receivables	19,196	(15,552)
Taxes recoverable	34	(189)
Other assets	(2,171)	(1,836)
Trade payables	(156)	(66)
Deferred revenue	20,135	12,472
Accounts payable	(1,974)	1,812
Labor and social security obligations	(1,914)	2,040
Taxes and contributions payable	(7,318)	2,680
Payables to related parties	—	(26)
Other payables	—	(1,654)

	25,832	(319)

Cash generated from operations	186,965	125,356
Income tax paid	(22,242)	(16,568)

Net cash inflow from operating activities	164,723	108,788

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets	(1,906)	(1,298)
Purchase of financial instruments at fair value through profit or loss	(362,994)	(201,024)
Redemptions of financial instruments at fair value through profit or loss	429,760	167,542

Net cash (outflow) from investing activities	64,860	(34,780)

Cash flows from financing activities
Issuance (purchase) of quotas	135	(225)
Capital (decrease) increase of non-controlling interests in the equity of subsidiaries	(900)	163
Lease payments, net of sublease received	(12,115)	(11,792)
Borrowings acquisitions (payments)	900	(8,500)
Dividends paid	(129,832)	(60,771)

Net cash (outflow) from financing activities	(141,812)	(81,125)

Net increase (decrease) in cash and cash equivalents	87,771	(7,117)

Cash and cash equivalents at the beginning of the period	3,896	11,713

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	3,112	490

Cash and cash equivalents at the end of the period (Notes 6 and 7)	94,779	5,086
Supplementary information	09/30/2020	09/30/2019

Interest paid – finance lease	9,098	8,861

Non-cash financing and investing activities

Dividends declared and not yet paid until September 30, 2020 and 2019 was R$ 851 (Note 11) and R$ 49,848, respectively.

Acquisition of non-controlling quotas not yet paid until September 30, 2020 was R$ 657 (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investimentos Ltda. (referred to herein as “Entity”, “Group” or “Vinci”) started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (quotaholder). The investees are specialized in rendering alternative investment management and financial advisory services. The actual quotaholders of the Entity are disclosed in Note 14.

The Entity is established and domiciled in Brazil, and its headquarters are located at Rua Bartolomeu Mitre nº 336, Leblon, in the city of Rio de Janeiro.

Covid-19

On March 11, 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. As of September 30, 2020, more than 33.0 million people had been infected with the virus and approximately 1,000,000 people have died globally. The measures adopted to respond to the pandemic, including social distancing, adversely impacted economies globally, including Brazil, which were hampered by several factors such as the cessation of economic activities, the losing of trade and services, the restrictions on movement and the resulting reduction of consumption and industrial production, as well as other supervening macroeconomic issues, such as rising unemployment, falling stock markets and the prospect of a global economic recession.

The COVID-19 pandemic and government measures taken in response thereto has caused disruptions in some of our funds’ portfolio companies’ businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil lasting over three months. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. These factors have adversely impacted certain of the companies in our investment portfolio and severely disrupted operations and economic conditions generally. Finally, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, considering all the impacts the Company did not record any impairment in 2020 as result of COVID-19.

Actions such as sending all employees to work from home, informing employees on precautious actions and performing assessment of third-party service suppliers are being undertaken to mitigate any risk of COVID-19 affecting Vinci’s activities.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The issuance of these financial statements was authorized by the Entity’s management on November 23, 2020.

(a)	Consolidated financial statements

Ownership interest in subsidiaries at September 30, 2020 and December 31, 2019 are as follows:

	Interest—%
	09/30/2020	12/31/2019
Direct subsidiaries
Vinci Assessoria financeira Ltda. (*)	100	100
Vinci Equities Gestora de Recursos Ltda. (*)	100	100
Vinci Gestora de Recursos Ltda. (*)	100	100
Vinci Capital Gestora de Recursos Ltda. (*)	100	100
Vinci Gestão de Patrimônio Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (**)	100	80
Vinci Capital Partners GP Limited.	100	100
Vinci USA LLC	100	100
Vinci GGN de Recursos Ltda. (*)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	80	80
Vinci Financial Ventures (VF2) GP	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações Ltda.	100	100

(*)	Minority interest represents less than 0.001%.
(**)

In August 31, 2020, Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 657 for the acquisition of 657.200 quotas.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

The CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The Group has eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services, (v) Investment products and solutions; (vi) real estate; (vii) infrastructure and (viii) Credit (Note 20).

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity comprises the provision for impairment of trade receivables, provision for profit sharing, the revenue recognition of management fees for some funds and the fair value measurement of financial assets.

4	Financial risk management

The main risks related to the financial instruments are: credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group’s risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group’s financial performance.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

4.1	Financial risk factors

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management is predominantly controlled by a central treasury department (group treasury) under policies approved by the board of directors. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci’s treasury manages credit risk on a group basis. At September 30, 2020 and December 31, 2019 the expected credit losses is considered immaterial due to the short maturities of the deposits and the credit quality of the counterparties, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci’s treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The group has the following types of financial assets that are subject to the expected credit loss model:

> trade receivables

> debt investments carried at amortized cost, and

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:

The amounts presented in the table below are originally presented in US Dollar and were converted into Brazilian Reais (R$) by the foreign exchange rate at the closing date.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

Balance sheet	09/30/2020	12/31/2019
Cash and cash equivalents	13,541	3,304
Trade receivable	4,333	3,846
Lease	—	—
Other receivables	1,310	935

Current assets	19,184	8,085

Leases, property and equipment	4,676	4,033

Non-current assets	4,676	4,033

Trade payables	2,385	124
Lease	1,094	782
Labor and social security obligations	3,666	5,410

Current liabilities	7,145	6,316

Lease	3,168	2,732

Non-current liabilities	3,168	2,732

Net Equity	13,547	3,070

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result for the nine-month period ending	09/30/2020	09/30/2019
Financial revenue	416	38
Financial expense	(67)	(154)

Net foreign exchange result, net	349	(116)

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) interest rate risk

The Group’s profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

The table below summarize the sensitivity of changes in interest rates for the nine-month ending:

	Impact on post-tax profit
	09/30/2020	09/30/2019
Interest rates – increase by 70 basis points *	273	126
Interest rates – decreased by 100 basis points *	(390)	(180)

*	Holding all other variables constant

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(iii) Price risk

The Group’s exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group’s financial investments, that are exposed to significantly price risk are the private equity investments. Note 5(d) demonstrate the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At September 30, 2020, the group held bank deposits and certificate of deposits of R$ 94,779 (12/31/2019 – R$3,896) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt as at:	09/30/2020	12/31/2019
Cash and cash equivalents	94,779	3,896
Liquid investments (i)	20,772	85,944
Trade payables	(171)	(326)
Labor and social security obligations	(29,033)	(30,948)
Accounts payable	(2,371)	(37,702)
Payable to related parties	(1,557)	—
Lease liabilities (ii)	(99,864)	(102,891)

Net debt	(17,445)	(82,027)

(i) Liquid investments comprise current investments that could be convertible into cash in a short period, being the Group’s financial assets held at fair value through profit or loss (Note 5 (c)).

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(ii) The amount of R$ 81,385 comprises non-current liabilities at September 30,2020 (R$ 85,583 at December 31, 2019).

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Liquid investments
Net debt as at
31 December 2018	(30,846)	(93,004)	11,713	37,583
Cash flow	(42,491)	14,616	(7,117)	30,184
Addition and financial expenses accrual	—	(25,913)	—	—
Amortization cost	(134)	—	—	—
Foreign exchange adjustments	—	—	490	—
Other changes (i)	—	13	—	—

30 September 2019	(73,471)	(104,314)	5,086	67,767

31 December 2019	(68,976)	(102,891)	3,896	85,944
Cash flow	35,844	14,481	87,771	(65,172)
Addition and financial expenses accrual	—	(10,116)	—	—
Foreign exchange adjustments	—	—	3,112	—
Other changes (i)	—	(1,338)	—	—

30 September 2020	(33,132)	(99,864)	94,779	20,772

(i) Other changes include non-cash movements, including CTA adjustments which will be presented as in other comprehensive income statement.

Maturities of financial liabilities

The tables below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities. The long-term balances shown below correspond to the undiscounted cash flows.

Contractual maturities of financial liabilities at 30 September 2020	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount
Trade payables	(171)	—	—	(171)
Labor and social security obligations	(29,033)	—	—	(29,033)
Lease liabilities	(18,479)	(38,128)	(108,126)	(99,864)
Accounts payable	(2,338)	(33)	—	(2,371)
Payable to related parties	—	(1,557)	—	(1,557)

Total	(50,021)	(39,718)	(108,126)	(132,996)

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities at 31 December 2019	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount
Trade payables	(326)	—	—	(326)
Labor and social security obligations	(30,948)	—	—	(30,948)
Lease liabilities	(17,738)	(37,914)	(120,884)	(102,891)
Accounts payable	(37,669)	(33)	—	(37,702)

Total	(86,681)	(37,947)	(120,884)	(171,867)

5	Financial instruments

This note provides information about the group’s financial instruments, including:

-	an overview of all financial instruments held by the group

-	specific information about each type of financial instrument

-	accounting policies

-	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The group classifies its financial assets in the following measurement categories:

•	those measured at fair value or through profit or loss, and
•	those measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The group holds the following financial instruments:

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

Financial assets	Section	09/30/2020	12/31/2019
Trade receivables	(a)	55,573	74,769
Other financial assets at amortized cost	(b)	810	817
Cash and cash equivalents	(d)	94,779	3,896
Financial assets at fair value through profit or loss (FVPL)	(c)	48,128	110,108

		199,290	189,590

Financial liabilities

Liabilities at amortized cost	(e)	33,132	68,976
Lease liabilities	(e)	99,864	102,891

		132,996	171,867

The group’s exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Trade receivables

Current assets	09/30/2020	12/31/2019
Trade receivables from contracts with customers	33,281	58,898
Loss allowance	(90)	(90)

Non-current assets
Trade receivables from contracts with customers	22,382	15,961

	55,573	74,769

Trade receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value

Non-current trade receivables are unrealized performance fees that Management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Trade receivables allowance are presented in general and administrative expense.

The loss allowances for trade receivables as at 30 September, 2020 and 31 December, 2019 reconcile to the opening loss allowances as follows:

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

	2020	2019
Opening loss allowance at 1 January	(90)	(190)
Increase in trade receivable allowance recognized in profit or loss	—	(69)
Write-off	—	169

Closing loss allowance at 30 September 2020 / 31 December 2019	(90)	(90)

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity wrote off an amount of R$ 0 during the 2020 year (R$ 169—2019). Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost include the following balances:

	09/30/2020	12/31/2019
Prepayments to employees	896	817

All of the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;
-	Public equities funds;
-	Real Estate listed funds and
-	Private equity funds.

Financial assets measured at FVPL include the following categories:

	09/30/2020	12/31/2019
Current assets	20,772	85,944

Real estate listed funds	359	445
Mutual funds	20,030	84,665
Public equities funds	383	834

Non-current assets	27,356	24,164

Private equity funds	27,356	24,164

The following tables demonstrate the funds invested included in each category mentioned above.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

Mutual Funds

	09/30/2020	12/31/2019
FI Vinci Renda Fixa CP (i)	12,087	61,227
Vinci Atlas FIC de FIM	4,865	475
Vinci Total Return FIC de FIM	1,354	—
Vinci Selection FIM	933	526
Vinci Internacional FIC FIM IE	791	—
Vinci Multiestratégia FIM (ii)	—	21,074
Vinci Valorem FIM	—	826
Vinci Selection FIC de FIM	—	537

	20,030	84,665

(i) O FI Vinci Renda Fixa CP is focused to seek return to its quotaholders through investments in various classes of financial assets available in the fixed income, derivatives and quotas of other investment funds, traded in the domestic markets, without exposition to variable income assets, foreign markets and leverage. As of September 30, 2020, and December 31, 2019, the fund’s portfolio is composed primarily by Brazilian Government Bonds. During 2020 Vinci redeemed a significant part of its investments on the related Fund and invested the cash returned on certificates of deposits, increasing the companies cash equivalent.

(ii) O Vinci Multiestratégia FIM is focused to seek return to its quotaholders through investments in various classes of financial assets available in the fixed income, variable income, foreign exchange, derivatives and quotas of other investment funds, traded in the domestic and foreign markets, without the commitment to concentration in any specific class. As of September 30, 2020, and December 31, 2019, the fund’s portfolio is composed primarily by Brazilian Government Bonds. During 2020 Vinci redeemed its investments on the related Fund and invested the cash returned on certificates of deposits, increasing the companies cash equivalent.

Public equities funds

	09/30/2020	12/31/2019
Vinci Mosaico FIA	383	834

	383	834

Real Estate listed funds

	09/30/2020	12/31/2019
Vinci Shopping Centers FII	307	391
Vinci Offices FII	52	54

	359	445

Private Equity

	09/30/2020	12/31/2019
Vinci Capital Partners III Feeder FIP Multiestratégia	635	590
Vinci Infra Coinvestimento I FIP—Infraestrutura (i)	18,687	16,669
Vinci Infra Transmissão FIP—Infraestrutura (i)	5,499	4,875
Nordeste III FIP Multiestratégia	2,535	2,030

	27,356	24,164

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(i) These funds are focused in acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations, that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of September 30, 2020, and December 31, 2019, these funds held investment in Linhas de Energia do Sertão Transmissora S.A. (“LEST”) and Água Vermelha Transmissora de Energia S.A.

During the period, the following gains/(losses) were recognized in profit or loss:

	09/30/2020	09/30/2019
Fair value gains (losses) on investments at FVPL recognized in finance income	4,827	16,048

d)	Cash and cssh equivalents

Current assets	09/30/2020	12/31/2019
Cash and bank deposits	13,656	3,564
Certificate of deposit (i)	81,123	332

	94,779	3,896

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 96.75% to 100.50% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. During 2020 the increase in the amount is mainly related to the redemption made by Vinci in Mutual Funds, which were used to invest on the certificate of deposit.

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e)	Financial Liabilities

	09/30/2020	12/31/2019
Current	50,021	86,681

Trade payables	171	326
Labor and social security obligations (Note 12)	29,033	30,948
Lease liabilities (i)	18,479	17,738
Accounts payable (Note 11)	2,338	37,669

Non-current	82,975	85,186

Related parties (Note 19(d))	1,557	—
Lease liabilities (i)	81,385	85,153
Accounts payable (Note 11)	33	33

	132,996	171,867

(i) As at 30 September 2020, the group leased offices with a carrying amount of R$ 99,864 (12/31/2019 – 102,891) under leases expiring within five to ten years. The carrying amount of the lease liabilities comprises the net present value of the future cash expenditures up to the termination of the lease term.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(i)	Recognized fair value measurements

(a)	Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	At 30 September 2020
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	—	81,123	—	81,123
Public equities funds	—	383	—	383
Mutual funds	—	20,030	—	20,030
Real estate listed funds	359	—	—	359
Private equity funds	—	—	27,356	27,356

Total Financial Assets	359	101,536	27,356	129,251

	At 31 December 2019
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	—	332	—	332
Public equities funds	—	834	—	834
Mutual funds	—	84,665	—	84,665
Real estate listed funds	445	—	—	445
Private equity funds	—	—	24,164	24,164

Total Financial Assets	445	85,831	24,164	110,440

There were no transfers between levels for recurring fair value measurements during the period ended at 30 September 2020.

The group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(b)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

-	the use of quoted market prices

-	for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for Fund’s investments, performed by the Fund’s Management (Vinci Capital) or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund’s investments. The appraisals performed by a third party are reviewed by Vinci (Funds Management).

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended 30 September 2020 and 31 December 2019:

Fair Value
Opening balance January 1, 2019	14,313
Purchases	6,110
Transfer between level 3 to 1	(90)
Sales and distributions	(12,972)
Gain recognized in finance income	16,803

Closing balance December 31, 2019	24,164
Purchases	892
Sales and distributions	(657)
Gain recognized in finance income	2,957

Closing balance September 30, 2020	27,356

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(d)	Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value at
Description	09/30/2020	12/31/2019	Valuation Techique	Unobservable inputs	Value input 09/30/2020	Value input 12/31/2019	Reasonable possible shift +/-	09/2019 Gain / (Losses)	09/2020 Gain / (Losses)	Possible shift in Gain and losses
Vinci Infra Coinvestimento I FIP – Infraestrutura	18,687	16,669	Discounted cash flow	Discount rate	12.46%	11.68%	0.5% / 1%	9,773	2,017	Lower discount rate in 50 basis points would increase fair value by R$ 933 (R$ 1,314 – 2019) and higher discount rate in 100 basis points would decrease fair value by R$ 1,669 (2,344 – 2019)
Vinci Infra Transmissão FIP - Infraestrutura	5,499	4,875	Discounted cash flow	Discount rate	12.46%	11.68%	0.5% / 1%	3,383	624	Lower discount rate in 50 basis points would increase fair value by R$ 333 (R$ 466 – 2019) and higher discount rate in 100 basis points would decrease fair value by R$ 595 (R$ 2,000 – 2019)
Others	3,170	2,620	NAV Valuation	NAV	N/A	N/A	1% / 2%	566	316	Increased NAV in 100 basis points would increase fair value by R$ 32 (R$ 26 – 2019) and lower NAV in 200 basis points would decrease fair value by R$ 63 (R$ 52 – 2019)

Total	27,356	24,164						13,722	2,957

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

6	Other assets

	09/30/2020	12/31/2019
Prepayments to employees (i)	896	817
Sundry advances	122	192
Advances to projects in progress (ii)	5,483	4,009
Other prepayments	518	117
Related parties receivables (iii)	311	301
Guarantee deposits	1,128	806
Others	88	132

	8,546	6,374

Current	7,189	5,044
Non-current	1,357	1,330

	8,546	6,374

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to an intercompany transaction. See note 19 for more details.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Real Estate		Vinci Infraestrutura		Vinci Int’l Real Estate		Total
	09/30/2020 (*)	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Summarized Balance Sheet
Current assets	—	15,832	4,123	10,352	294	500	4,417	26,684
Current liabilities	—	(4,699)	(2,644)	(2,957)	(144)	(302)	(2,788)	(7,958)

Current net assets	—	11,133	1,479	7,395	150	198	1,629	18,726

Non-current assets	—	9,936	22,636	14,870	—	—	22,636	24,806
Non-current liabilities	—	(8,258)	(3,724)	(2,419)	—	—	(3,724)	(10,677)

Non-current net assets	—	1,678	18,912	12,451	—	—	18,912	14,129

Net assets	—	12,811	20,391	19,846	150	198	20,541	32,855

Accumulated NCI	—	2,562	4,077	3,969	38	50	4,115	6,581

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(*) As informed in note 2.1 (a), in August 31, 2020 Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda from the minority quotaholder.

Summarized statement	Vinci Real Estate		Vinci Infraestrutura		Vinci International Real Estate		Total
of comprehensive income	08/31/2020 (*)	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Revenue	21,367	12,700	17,633	11,119	134	651	39,134	24,470

Profit for the period	16,074	6,580	12,256	5,237	(24)	420	28,306	12,237

Other comprehensive income	—	—	—	—	—	—	—	—

Total comprehensive income	16,074	6,580	12,256	5,237	(24)	420	28,306	12,237

Profit allocated to NCI before dividends	3,215	1,316	2,451	1,047	(6)	105	5,660	2,468

Disproportionate dividends distributions	(2,248)	(670)	(931)	—	—	—	(3,179)	(670)

Profit/(loss) allocated to NCI	967	646	1,520	1,047	(6)	105	2,481	1,798

(*) The statement of comprehensive income is presented up to August 31, 2020 once Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda from the minority quotaholder at this date, as informed in note 2.1.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

8	Property and equipment

	09/30/2020
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total
Cost
At December 31, 2019	9,003	42,534	5,560	8,459	785	66,341
Aquisitions	1,461	—	105	234	106	1,906
Foreign Exchange variations of property and equipment abroad	—	6,054	—	1,771	—	7,825

At September 30, 2020	10,464	48,588	5,665	10,464	891	76,072

Accumulated depreciation

At December 31, 2019	(6,008)	(31,751)	(4,913)	(7,257)	—	(49,929)
Annual depreciation	(584)	(1,129)	(273)	(571)	—	(2,557)
Foreign Exchange variations of property and equipment abroad	—	(6,111)	—	(1,638)	—	(7,749)

At September 30, 2020	(6,592)	(38,991)	(5,186)	(9,466)	—	(60,235)

Net book value
At December 31, 2019	2,995	10,783	647	1,202	785	16,412

At September 30, 2020	3,872	9,597	479	998	891	15,837

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

	30/09/2019
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total
Cost
At December 31, 2018	8,968	41,386	5,253	7,992	616	64,215
Aquisitions	3	60	271	84	93	511
Disposals	—	—	—	—	—	—
Foreign Exchange variations of property and equipament abroad	—	579	—	375	—	954

At September 30, 2019	8,971	42,025	5,524	8,451	709	65,680

Accumulated depreciation

At December 31, 2018	(5,105)	(29,090)	(4,390)	(6,300)	—	(44,885)
Annual depreciation	(678)	(1,559)	(394)	(602)	—	(3,233)
Disposals	—	—	—	—	—	—
Foreign Exchange variations of property and equipament abroad	—	(571)	—	(141)	—	(712)

At September 30, 2019	(5,783)	(31,220)	(4,784)	(7,043)	—	(48,830)

Net book value
At December 31, 2018	3,863	12,296	863	1,692	616	19,330

At September 30, 2019	3,188	10,805	740	1,408	709	16,850

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients’ portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci’s managers named Wealth Management.

The Entity assesses, at each reporting date, whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset’s recoverable amount. There were no indications of impairment of intangible assets for the periods ended September 30, 2020 and December 31, 2019.

	09/30/2020
	Software development	Total
Cost
At December 31, 2019	21,908	21,908
Purchases	—	—
Foreign exchange variation of intangible assets abroad	2,506	2,506

At September 30, 2020	24,414	24,414

Accumulated amortization
At December 31, 2019	(19,188)	(19,188)
Amortization	(991)	(991)
Foreign exchange variation of intangible assets abroad	(2,488)	(2,488)

At September 30, 2020	(22,667)	(22,667)

At December 31, 2019	2,720	2,720

At September 30, 2020	1,747	1,747

Amortization rate (per year) - %	20%

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

	09/30/2019
	Software development	Total
Cost
At December 31, 2018	21,105	21,105
Purchases	539	539
Foreign exchange variation of intangible assets abroad	243	243

At September 30, 2019	21,887	21,887

Accumulated amortization
At December 31, 2018	(17,272)	(17,272)
Amortization	(612)	(612)
Foreign exchange variation of intangible assets abroad	(237)	(237)

At September 30, 2019	(18,121)	(18,121)

At December 31, 2018	3,833	3,833

At September 30, 2019	3,766	3,766

Amortization rate (per year) - %	20%

10	Leases

This note provides information for leases where the group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(i) Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	09/30/2020	12/31/2019
Sub-lease receivable
Rio de Janeiro Office - BM 336	3,651	5,600

Total	3,651	5,600

Current	2,963	2,883
Non-current	688	2,717

Total	3,651	5,600

Right of use assets
Rio de Janeiro Office - BM 336	74,898	79,101
São Paulo Office - JRA	5,521	6,012
NY Office - third Avenue	3,891	3,271

Total	84,310	88,384

Lease liabilities
Rio de Janeiro Office - BM 336	(89,079)	(92,444)
São Paulo Office - JRA	(6,523)	(6,933)
NY Office - Madson Tower	—	—
NY Office - third Avenue	(4,262)	(3,514)

Total	(99,864)	(102,891)

Current	(18,479)	(17,738)
Non-current	(81,385)	(85,153)

Total	(99,864)	(102,891)

Additions to the right-of-use assets until September 30, 2020 were R$ 1,000 (R$ 3,544 during the 2019 financial year).

(ii) Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases for the nine-month period ending on:

	09/30/2020	09/30/2019
Right of use assets depreciation	(6,312)	(8,467)
Financial expense	(9,116)	(8,877)

	(15,428)	(17,344)

The total cash outflow for leases until September 30, 2020 was R$ 14,481 (R$ 14,616 until September 30, 2019).

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2019.

11	Accounts payable

	09/30/2020	12/31/2019
Dividends payable (i)	851	34,410
Rent payable – prior month expense	1,324	1,260
Funds quotas acquisition (ii)	—	1,835
Other payables	196	197

	2,371	37,702

Current	2,338	37,669
Non-current	33	33

(i) On April 30, 2019 the partners approved a distribution of dividends in the amount of R$ 67,400, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2019, the amount of R$ 33,955 was paid, with the outstanding balance of R$ 33,445 remaining on December 31, 2019. The entire amount recognised as dividends payable as of December 31, 2019, was settled in January 2020.

On August 31, 2020, before the acquisition of the remaining quotas of Vinci Real Estate by the Entity, the investee approved a distribution of dividends to their quotaholders in the amount R$ 4,255. The amount of R$ 851 comprise the amount to be paid to the minority quotaholder.

Except for the amount of R$ 851 mentioned above, which remain outstanding as at September 30, 2020, the amount of R$ 96,272 allocated to dividends for the nine-month period ended on September 30,2020 was paid to the quotaholders during the year.

(ii) On December 29, 2016, Vinci acquired FIP and FII quotas with the commitment to pay the amount of R$ 2,038 in up to 4 years. This commitment is subjected to a discount rate of 10.8% per year and was settled in August 2020.

12	Labor and social security obligations

	09/30/2020	12/31/2019
Profits sharing	25,944	28,563
Labor provisions	3,089	2,385

	29,033	30,948

The accrual for profits sharing payable at December 31, 2019 was entirely paid in January, 2020. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with the Entity policies. Vinci Management estimated the profit sharing as at September 30, 2020 based on the management and advisory net revenue recognized and the realized performance fee up to September 30, 2020. Profit sharing will be paid in January 2021 accordingly to Vinci internal policy and after the Management approval, which is expected to occur in the beginning of 2021.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

13	Taxes and contributions payable

	09/30/2020	12/31/2019
Income tax	12,156	8,926
Social contribution	4,338	3,385
Social Contribution onRevenues(COFINS)	1,158	2,292
Social Integration Program (PIS)	251	483
Service tax (ISS) on billing	428	1,078
Withholding Income Tax (IRRF) deducted from third parties	36	41
Others	90	92

	18,457	16,297

14	Equity

(a)	Capital

The capital comprises 8,730,000 quotas (2019 – 8,595,000), with a par value of R$ 1.00 each (2018—R$ 1.00 each). All issued quotas are paid up. The liability of the partners is personally limited to the value of their respective quotas, but all partners are jointly liable for the payment of capital.

In May 31, 2019, the quotaholders unanimously approved a capital decrease of R$ 225. Accordingly, capital was decreased from R$ 8,820 to R$ 8,595 through the redeem of 225,000 quotas at R$ 1.00 each.

In March 16, 2020, the quotaholders unanimously approved a capital increase of R$ 90. Accordingly, capital was increased from R$ 8,595 to R$ 8,685 through the subscription of 90,000 quotas at R$ 1.00 each.

In August 10, 2020, the quotaholders unanimously approved a capital increase of R$ 45. Accordingly, capital was increased from R$ 8,685 to R$ 8,730 through the subscription of 45,000 quotas at R$ 1.00 each.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

The Company’s quotaholders as at September 30, 2020 and December 31, 2019 are presented in the table below:

Quotaholder	12/31/2018 Quantity	Subscribed	Transferred	Cancelled	12/31/2019 Quantity
Gilberto Sayão da Silva	2,412,000.00	—	(2,412,000.00)	—	—
Alessandro Monteiro Morgado Horta	1,206,000.00	—	(1,206,000.00)	—	—
Paulo Fernando Carvalho de Oliveira	1,206,000.00	—	(1,206,000.00)	—	—
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	—	1,206,000.00
Vinci Partners Participações Ltda.	—	—	4,194,000.00	—	4,194,000.00
Treasury Quotas	—	—	225,000.00	(225,000.00)	—
Others Quotaholders	2,790,000.00	—	405,000.00	—	3,195,000.00
Total	8,820,000.00	—	—	(225,000.00)	8,595,000.00

Quotaholder	12/31/2019 Quantity	Subscribed	Transferred	Cancelled	09/30/2020 Quantity
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	—	1,206,000.00
Vinci Partners Participações Ltda.	4,194,000.00	—	—	—	4,194,000.00
Others Quotaholders	3,195,000.00	135,000	—	—	3,330,000.00

Total	8,595,000.00	135,000	—	—	8,730,000.00

(b)	Treasury quotas

Treasury quotas comprises the quotas acquired by the Entity. The acquisition of its own quotas and the disposal of those quotas are capital transactions with the quotaholders and do not affect the income statement. During 2019 the Entity acquired 225,000 quotas from one of its quotaholders at a price of R$ 1.00 per quota and subsequently cancelled these quotas.

(c)	Retained earnings

Earning reserves comprises the net profit generated by the Entity which were not distributed to their quotaholders or approved to be distributed by the Entity Management.

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Company functional currency. This balance will be transferred into the income statements only when the investee Company is settled.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(e)	Dividends

In accordance with the Company by-laws dividends are distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci. On annual basis the partners determine the dividends amount to be paid to each quotaholder.

For the nine-months period ended on September 30, 2020 dividends were paid in the amount of R$ 129,832 (R$ 60,771 for the nine-months period ended on September 30, 2019).

(f)	Basic and diluted earnings per quota

a) Basic earning per quota	09/30/2020	09/30/2019
From operations attributable to the ordinary equity holders of the Entity	13.19	10.80

Total basic earning per quota attributable to the ordinary equity holders of the Entity	13.19	10.80

b) Diluted earning per quota	09/30/2020	09/30/2019
From operations attributable to the ordinary equity holders of the Entity	13.19	10.80

Total basic earning per quota attributable to the ordinary equity holders of the Entity	13.19	10.80

c) Reconciliations of earnings used in calculating earnings per quota

Basic earnings per quota:	09/30/2020	09/30/2019
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per quota:
From operations	114,322	93,937

	114,322	93,937

Diluted earnings per quota:	09/30/2020	09/30/2019

Profit from operations attributable to the ordinary equity holders of the Entity Used in calculating basic earnings per quota	114,322	93,937

Used in calculating diluted earnings per quota	114,322	93,937

d) Weighted average number of quotas used as the denominator

	Number 09/30/2020	Number 09/30/2019
Weighted average number of ordinary quotas used as the denominator in calculating basic earnings per quota:	8,668,412	8,695,549
Adjustments for calculation of diluted earnings per quota:	—	—

Weighted average number of ordinary quotas and potential ordinary quotas used as the denominator in calculating diluted earnings per quota	8,668,412	8,695,549

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

15	Revenue from services rendered

	09/30/2020	09/30/2019
Gross revenue from fund management	205,630	174,877
Gross revenue from realized performance fees	12,800	7,894
Gross revenue from unrealized performance fees	5,349	7,492
Gross revenue from advisory	24,936	11,576

Gross revenue from services rendered	248,715	201,839

In Brazil	180,148	133,431
Abroad	68,567	68,408

Taxes and contributions
COFINS	(6,572)	(3,992)
PIS	(1,425)	(865)
ISS	(5,438)	(4,353)

Net revenue from services rendered	235,280	192,629

Net revenue from fund management	195,241	167,493
Net revenue from realized performance fees	12,212	7,480
Net revenue from unrealized performance fees	5,046	7,068
Net revenue from advisory	22,781	10,588

16	General and administrative expenses

	09/30/2020	09/30/2019
Personnel	(26,380)	(25,074)
Profit sharing (a)	(24,476)	(17,185)

	(50,856)	(42,259)
Third party expense (b)	(14,920)	(15,073)
Right of use depreciation (c)	(6,312)	(8,467)
Depreciation and amortization (d)	(3,549)	(3,845)
Other operating expenses (e)	(3,499)	(2,695)
Travel and representations	(795)	(2,599)
Condominium expenses	(2,106)	(2,189)
Payroll taxes	(1,738)	(1,492)
Rental expense	(307)	(162)
Telephony services	(220)	(223)
Legal	(73)	(165)

	(84,375)	(79,169)

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(a)	Profit sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 24,479 (R$ 17,185 in September 30, 2019) for the period ended September 30, 2020.

(b)	Third party expense

Third party expense is composed for accounting, advisory, information technology, and other contracted services.

(c)	Right of use depreciation

See note 10 for more details.

(d)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation.

(e)	Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

17	Finance profit/(loss)

	09/30/2020	09/30/2019
Investment income (i)	4,990	16,048
Foreign currency variation income	416	38
Financial revenue on sublease agreements	418	624
Other finance income	45	28

Finance income	5,869	16,738

Financial expense on lease agreements	(9,116)	(8,877)
Bank fee	(68)	(63)
Investment losses (i)	(163)	—
Fines on taxes	—	(3)
Financial expense on liabilities at amortized cost	(203)	(134)
Interest on taxes	—	(30)
Foreign currency variation expense	(67)	(154)

Finance costs	(9,617)	(9,261)

Finance profit/(loss), net	(3,748)	7,477

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(i) Segregated investment income result is demonstrated below:

	09/30/2020	09/30/201 9
Mutual funds and fixed income investments	2,021	1,876
Private equity funds	2,963	13,722
Real Estate listed funds	—	57
Public equities funds	6	393

	4,990	16,048
Mutual funds and fixed income investments
Private equity funds	(6)	—
Real Estate listed funds	(71)	—
Public equities funds	(86)	—

	(163)	—

18	Income tax and social contribution

The Entity is taxed based on the actual taxable profit regime, and its subsidiaries, except for Vinci Capital Gestora Ltda are taxed based on the deemed profit. Vinci Capital was taxed on deemed profit until 2019 and changed to profit regime since January 1st, 2020.

Although some subsidiaries have tax losses and negative basis resulting from previous years, deferred income tax and social contribution credits are not recognized since there is no expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis of companies under the taxable profit regime on September 30, 2020 is R$ 1,981 (R$ 1,161 on December 31, 2019).

No foreign subsidiaries presented net income for taxation of income and social contribution for the period ended on September 20, 2020 and 2019.

The income tax and social contribution charge on the results for the year can be summarized as follows:

	09/30/2020	09/30/2019
Current social contribution	(8,543)	(5,612)
Current income tax	(23,479)	(15,446)

	(32,022)	(21,058)

Deferred social contribution	442	(1,096)
Deferred income tax	1,226	(3,048)

	1,668	(4,144)

	(30,354)	(25,202)

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	09/30/2020	12/31/2019
Deferred tax assets
Tax losses	1,981	1,161
Profit sharing	1,727	—
Leases	1,620	1,046

Total	5,328	2,207

Deferred tax liabilities
Financial revenue	(6,677)	(5,731)
Estimated revenue	(2,435)	(1,885)
Leases	(261)	(336)

Total income tax	(9,373)	(7,922)

Estimated revenue	(1,266)	(961)

Total (Taxes and contribution)	(1,266)	(961)

Total deferred tax liabilities	(10,639)	(8,883)

Movements	Tax losses	Profit sharing	Leases	Total
Deferred tax assets
As at December 31, 2018	—	—	575	575
to profit and loss	1,161		470	1,631

As at December 31, 2019	1,161	—	1,046	2,207

to profit and loss	820	1,727	574	3,121

As at September 30, 2020	1,981	1,727	1,620	5,328

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2018	(1,866)	—	(301)	(2,167)
to profit and loss	(3,865)	(2,816)	(35)	(6,716)

As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)

to profit and loss	(945)	(885)	74	(1,756)

As at September 30, 2020	(6,676)	(3,701)	(262)	(10,639)

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(a) Tax effective rate

	09/30/2020	09/30/2019

Profit (loss) before income taxes	147,157	120,937
Combined statutory income taxes rate - %	34%	34%

Income tax benefit (expense) at statutory rates	(50,033)	(41,119)
Reconciliation adjustments:
Expenses not detuctible	69	—
Effect of presumed profit of subsidiaries (i)	19,680	15,495

Other additions (exclusions), net	(70)	422

Income taxes expenses	(30,354)	(25,202)
Current	(32,022)	(21,058)
Deferred	1,668	(4,144)

Effective rate	21%	21%

(i)

Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, is solely represented by the Executive Committee, amounted to R$ 2,830 for the period ended September 30, 2020 (R$ 2,756 for the period ended September 30,2019).

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

(b)	Receivables from related parties

The Entity receivables from related parties as of September 30, 2020 and December 31, 2019, as shown in the table below:

	09/30/2020	12/31/2019
Salzburg Empreendimentos E Participações Ltda.	60	60
Vinci Projetos de Infraestrutura XIV S.A.	80	153
Vinci Infra Investimentos V2I S.A.	46	29
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Grassano Participações SA	48	23
Accadia Participações SA	47	22
Vinci Partners Participações Ltda	7	7
Norcia Participações SA	18	2

	311	301

(c)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

(d)	Payables to related parties

The Entity payables to related parties as of September 30, 2020, as shown in the table below:

09/30/2020
Borrowing agreement with quotaholders.	900
Ownership interest acquisition.	657

1,557

20	Segment reporting

The Entity’s reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies. The segment reporting are consistent with those of the previous financial year and corresponding interim reporting period.

	09/30/2020
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	26,005	32,168	30,166	20,226	24,162	13,281	10,305	23,836	—	180,148
Abroad	50,941	11,406	6,215	—	5	—	—	—	—	68,567

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

	09/30/2020
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
Gross revenue from services rendered	76,946	43,573	36,381	20,226	24,166	13,281	10,305	23,836	—	248,715

Fund Advisory fee	—	—	105	—	995	—	—	23,836	—	24,936
Fund Management fee	77,290	41,053	33,168	12,464	22,220	12,000	7,434	—	—	205,630
Fund Performance fee	(344)	2,520	3,107	7,762	951	1,281	2,870	—	—	18,148
Taxes and contributions	(3,684)	(2,045)	(1,699)	(1,244)	(1,386)	(741)	(575)	(2,062)	—	(13,435)

Net revenue from services rendered	73,262	41,529	34,682	18,982	22,780	12,540	9,730	21,774	—	235,280
(-) General and administrative expenses	(5,591)	(4,061)	(7,575)	(3,413)	(3,569)	(1,898)	(2,043)	(1,350)	(54,875)	(84,375)

Operating profit	67,672	37,467	27,106	15,570	19,211	10,643	7,687	20,424	(54,875)	150,905

Finance income										5,869

Finance cost										(9,617)

Finance result, net										(3,748)

Profit before income taxes										147,157

Income taxes										(30,354)

Profit for the period										116,803

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

	09/30/2019
	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	26,005	32,168	30,166	20,226	24,162	13,281	10,305	23,836	—	180,148
In Brazil	38,601	21,604	20,232	15,335	13,513	10,124	5,771	8,253	—	133,431
Abroad	57,080	7,489	3,674	—	165	—	—	—	—	68,408

Gross revenue from services rendered	95,681	29,093	23,906	15,335	13,678	10,124	5,771	8,253	—	201,839

Fund Advisory fee	—	—	1,672	—	1,651	—	—	8,253	—	11,576
Fund Management fee	95,681	25,688	18,940	7,843	12,026	9,710	4,989	—	—	174,877
Fund Performance fee	—	3,405	3,293	7,492	—	414	782	—	—	15,386
Taxes and contributions	(3,358)	(1,370)	(1,203)	(866)	(813)	(572)	(326)	(701)	—	(9,210)

Net revenue from services rendered	92,323	27,723	22,702	14,468	12,865	9,552	5,445	7,552	—	192,629
(-) General and administrative expenses	(5,645)	(4,101)	(4,912)	(4,703)	(2,598)	(1,363)	(1,729)	(2,007)	(52,112)	(79,169)

Operating profit	86,678	23,622	17,790	9,765	10,267	8,189	3,715	5,545	(52,112)	113,460

Finance income										16,738

Finance cost										(9,261)

Finance result, net										7,477

Profit before income taxes										120,937

Income taxes										(25,202)

Profit for the year										95,735

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

21	Legal Claim

As at September 30, 2020 the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	09/30/2020	12/31/2019
Tax	22,567	21,824
Labor	1,945	1,743

Total	24,512	23,567

Tax Claims

Vinci Gestora is a party to two tax administrative proceedings in course arising from the payment of social security contributions (employer’s portion and Work Accident Insurance (SAT) and contributions to third parties in 2011 and 2012, charged on amounts paid by virtue of quota of profits and results, totaling R$ 6,287.

Vinci Equities has one proceeding related to the requirement of ISS under rendered services to investment funds located abroad in the amount of R$ 1,052. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 15,228 for the calendar year of 2013.

Vinci Partners Investimentos Ltda.

Notes to unaudited interim condensed consolidated financial statements

All amounts in thousands of reais

22	Commitment

The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds at September 20, 2020 and December 31, 2019 are as follow:

	09/30/2020	12/31/2019
Vinci Capital Partners III Feeder FIP Multiestratégia	1,950	2,510
Nordeste III FIP Multiestratégia	2,465	2,798

	4,415	5,308

23	Deferred Revenue

In accordance with the Partnership Agreement of Vinci Private Equity Offshore Funds, management fees are payable in advance semiannually on January 1 and July 1. The revenue fees are recognized monthly on linear basis during the semester. The deferred revenue balance as at September is R$20,135.

24	Subsequent Events

In October 14, 2020 Vinci firmed a commitment with Vinci Impacto e Retorno IV [Feeder B] – Fundo de Investimentos em Participações (“VIR”). In accordance with the terms of the agreement, Vinci subscribed quotas in the total amount R$ 6,800 (committed capital) which will be requested by the Fund during its investment period. VIR strategy is to acquire minority shareholdings in small and medium enterprises in Brazil aiming to generate good financial returns and cause quantifiable ESG (Environmental, Social and Governance) impacts.

In November 20, 2020, Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda. from the minorities quotaholders, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, being paid R$ 546 for the acquisition of 546.020 quotas.

Vinci Partners Investimentos Ltda.

Report of Independent Registered Public Accounting Firm

To the Quotaholders of Vinci Partners Investimentos Ltda.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vinci Partners Investimentos Ltda. and its subsidiaries (the “Company”) as of December 31, 2019, December 31, 2018 and January 1, 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, December 31, 2018 and January 1, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil

October 7, 2020

We have served as the Company’s auditor since 2010.

Vinci Partners Investimentos Ltda.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	12/31/2019	12/31/2018	01/01/2018

Current assets
Cash and cash equivalents	5(d)	3,896	11,713	8,240

Cash and bank deposits	5(d)	3,564	6,153	5,470
Financial instruments at fair value through profit or loss	5(d)	332	5,560	2,770
Financial instruments at fair value through profit or loss	5(c)	85,944	37,583	26,357
Trade receivables	5(a)	58,808	21,040	16,330
Sub-leases receivable	10	2,883	3,357	3,151
Taxes recoverable		789	115	1,039
Other assets	6	5,044	1,469	2,353

Total current assets		157,364	75,277	57,470

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	24,164	14,313	2,381
Trade receivables	5(a)	15,961	—	—
Sub-leases receivable	10	2,717	5,017	7,411
Taxes recoverable		513	548	63
Deferred Taxes	18	2,207	575	—
Other assets	6	1,330	1,405	664

		46,892	21,858	10,519

Property and equipment	8	16,412	19,330	23,700
Right of use—Leases	10	88,384	81,949	92,085
Intangible assets	9	2,720	3,833	4,731

		154,408	126,970	131,035

TOTAL		311,772	202,247	188,505

The accompanying notes are an integral part of these financial statements.

Vinci Partners Investimentos Ltda.

Consolidated balance sheets

All amounts in thousands of reais

Liabilities and equity	Note	12/31/2019	12/31/2018	01/01/2018

Current liabilities
Trade payables		326	211	2,840
Leases	10 and 5(e)	17,738	16,454	20,507
Accounts payable	11	37,669	2,527	2,178
Labor and social security obligations	12	30,948	17,895	17,200
Taxes and contributions payable	13	16,297	7,584	5,724

Total current liabilities		102,978	44,671	48,449

Non-current liabilities
Accounts payable	11	33	1,687	1,525
Leases	10 and 5(e)	85,153	76,550	82,139
Payables to related parties		—	8,526	6
Deferred Taxes	18	8,883	2,167	129
Advance to capital increase		—	580	158

		94,069	89,510	83,957

Equity	14
Quota capital		8,595	8,820	8,550
Retained earnings		91,430	49,711	38,857
Other reserves		8,119	7,776	7,057

		108,144	66,307	54,464

Non-controlling interests in the equity of subsidiaries		6,581	1,759	1,635

Total equity		114,725	68,066	56,099

Total liabilities and equity		311,772	202,247	188,505

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of income

Years ended December 31

All amounts in thousands of reais unless otherwise stated

Statements of Income	Note	2019	2018

Net revenue from services rendered	15	296,717	172,204

General and administrative expenses	16	(113,287)	(90,755)

Operating profit		183,430	81,449

Finance income	17	21,161	8,723
Finance costs	17	(12,476)	(12,472)

Finance profit/(loss), net		8,865	(3,749)

Profit before income taxes		192,115	77,700

Income taxes	18	(36,483)	(21,022)

Profit for the year		155,632	56,678

Attributable to the quotaholders of the parent company		151,373	56,613
Attributable to non-controlling interests		4,259	65

Basic and diluted earning per quota		17.93	6.54

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of comprehensive income

Years ended December 31

All amounts in thousands of reais

	2019	2018
Profit for the year	155,632	56,678

Other comprehensive income

Items that may be reclassified to profit or loss:
Foreign exchange variation of investee located abroad
Vinci Financial Ventures (VF2) GP	16	39
Vinci Capital Partners GP Limited	325	670
Vinci USA LLC	(1)	(2)
Vinci Capital Partners F III GP Limited	2	12

Total comprehensive income for the year	155,975	57,397

Attributable to:
Quotaholders of the parent company	151,716	57,332
Non-controlling interests	4,259	65

	155,975	57,397

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of changes in equity

All amounts in thousands of reais

	Quota capital	Retained earnings	Other reserves	Treasury quotas	Total	Non-controlling interests	Total equity

At January 01, 2018	8,550	38,857	7,057	—	54,464	1,635	56,099

Profit for the year	—	56,613	—	—	56,613	65	56,678
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	719	—	719	—	719
Capital increase	270	—	—	—	270	266	536
Allocation of profit:
Dividends	—	(45,759)	—	—	(45,759)	(207)	(45,966)

At December 31, 2018	8,820	49,711	7,776	—	66,307	1,759	68,066

Profit for the year	—	151,373	—	—	151,373	4,259	155,632
Other comprehensive income:
Foreign exchange variation of investee located abroad	—	—	343	—	343	—	343
Capital increase	—	—	—	—	—	580	580
Treasury quotas bought	—	—	—	(225)	(225)	—	(225)
Treasury quotas canceled	(225)	—	—	225	—	—	—
Allocation of profit:
Dividends	—	(109,654)	—	—	(109,654)	(17)	(109,671)

At December 31, 2019	8,595	91,430	8,119	—	108,144	6,581	114,725

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Consolidated statements of cash flows

Years ended December 31

All amounts in thousands of reais unless otherwise stated

	2019	2018
Cash flows from operating activities

Profit before taxation	192,115	77,700
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	16,520	17,520
Unrealized gain of financial instruments at fair value through profit or loss	(20,104)	(7,103)
Finance expense on liabilities at amortized cost	181	162
Allowance for expected credit loss	69	52
Financial result on lease agreements	11,180	10,584

	199,961	98,915
Changes in assets and liabilities
Accounts receivables	(53,798)	(4,762)
Taxes recoverable	(639)	439
Other assets	(3,500)	144
Trade payables	115	(2,629)
Accounts payable	1,899	(4,345)
Labor and social security obligations	13,053	695
Taxes and contributions payable	3,248	(1,362)
Payables to related parties	(27)	21
Other payables	(2,039)	2,507

	(41,687)	(9,292)

Cash generated from operations	158,274	89,623
Income tax paid	(25,932)	(16,339)

Net cash inflow from operating activities	132,342	73,284

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets	(1,737)	(965)
Purchase of financial instruments at fair value through profit or loss	(273,051)	(192,083)
Sales of financial instruments at fair value through profit or loss	234,942	176,028

Net cash (outflow) from investing activities	(39,846)	(17,020)

Cash flows from financing activities
Issuance (purchase) of quotas	(225)	112
Advance to capital increase	—	580
Capital increase of non-controlling interests in the equity of subsidiaries	—	266
Lease payments, net of sublease received	(15,483)	(16,836)
Borrowings acquisitions (payments)	(8,500)	8,500
Dividends paid	(76,226)	(45,885)

Net cash (outflow) from financing activities	(100,434)	(53,263)

Net increase (decrease) in cash and cash equivalents	(7,938)	3,001

Cash and cash equivalents at the beginning of the year	11,713	8,240

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	121	472

Cash and cash equivalents at the end of the year (Notes 6 and 7)	3,896	11,713

Supplementary information	2019	2018
Interest paid—finance lease	11,955	11,609
Dividend paid	76,226	45,885

Non-cash financing activities

Dividends declared and not yet paid was R$ 34,410 (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investimentos Ltda. (referred to herein as “Entity”, “Group” or “Vinci”) started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (quotaholder). The investees are specialized in rendering alternative investment management and financial advisory services. The actual quotaholders of the Entity are disclosed in Note 14.

The Entity is established and domiciled in Brazil, and its headquarters are located at Rua Bartolomeu Mitre nº 336, Leblon, in the city of Rio de Janeiro.

The issuance of these financial statements was authorized by the Entity’s management on October 7, 2020.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). For all periods up to and including the year ended December 31, 2018, the Group prepared its financial statements in accordance with accounting practices adopted in Brazil, applicable to small and medium-size entities (Local GAAP).

These financial statements of December 31, 2019 and 2018 and for the years then ended are the first that the Group has prepared in accordance with IFRS. Refer to Note 3 for information on how the Group adopted IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for the financial instruments assets that have been measured at fair value.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(a)	Consolidated financial statements

Ownership interest in subsidiaries at December 31 is as follows:

			Interest - %
	2019	2018	01/01/2018
Direct subsidiaries
Vinci Assessoria financeira Ltda. (*)	100	100	100
Vinci Equities Gestora de Recursos Ltda. (*)	100	100	100
Vinci Gestora de Recursos Ltda. (*)	100	100	100
Vinci Capital Gestora de Recursos Ltda. (*)	100	100	100
Vinci Gestão de Patrimônio Ltda.	100	100	100
Vinci Real Estate Gestora de Recursos Ltda.	80	80	80
Vinci Capital Partners GP Limited.	100	100	100
Vinci USA LLC	100	100	100
Vinci GGN de Recursos Ltda. (*)	100	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	80	80	80
Vinci Financial Ventures (VF2) GP	100	100	100
Vinci Capital Partners GP III Limited.	100	100	—
GGN GP LLC	100	—	—
Amalfi Empreendimentos e Participações Ltda.	100	—	—

(*)	Minority interest represents less than 0.001%.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value,

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

The CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The strategic decisions of Group comprise eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services, (v) Investment products and solutions; (vi) real estate; (vii) infrastructure and (viii) Credit (Note 20).

2.3	Foreign currency translation

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in thousands of Brazilian reais, which is the Entity’s functional currency and also its presentation currency. All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss.

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

2.4	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.5	Financial assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the Entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv) Impairment

The group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

2.6	Trade receivables

Receivables are amounts due for financial advisory services and for investment fund management services rendered in the ordinary course of Group’s business. Collection is expected in less than one year; therefore, they are classified as current assets.

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less allowance for losses. See note 5 for further information about the group’s accounting for trade receivables.

The Group use a provision matrix to calculate expected credit losses, for trade receivables. The provision rates are based on days past due for customer. The provision matrix is initially based on our historical observed default rates. When applicable, the Group calibrate the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the expected credit losses on our trade receivables and contract assets is disclosed in note 5.

2.7	Intangible assets

Computer software

Computer software licenses purchased are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use.

•	Management intends to complete the software product and use or sell it.

•	There is an ability to use or sell the software product.

•	It can be demonstrated how the software product will generate probable future economic benefits.

•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available.

•	The expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of applicable overheads.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. Refer to note 9 for details about amortization methods and periods used by the group for intangible assets.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Other development expenditures that do not meet these criteria are recognized as an expense as incurred.

Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. During the years ended December 31, 2019 and 2018 Management do not identify any event that could impact the recoverable value of the intangible assets.

2.8	Property and equipment

Property and equipment are stated at cost, less depreciation calculated on the straight-line method, based on the estimated economic useful lives of the assets, using the following annual rates: furniture and fixtures, telephony equipment and facilities have a useful life of 10 years; IT equipment has a useful life 5 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

2.9	Leases

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options.

Extension and termination options are included in a number of property leases across the group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The following factors are normally the most relevant:

-	If there are significant penalties to terminate (or not extend), the group is typically reasonably certain to extend (or not terminate).

-	If any leasehold improvements are expected to have a significant remaining value, the group is typically reasonably certain to extend (or not terminate).

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

-	Otherwise, the group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

2.10	Trade payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.11	Provisions

Provisions for legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.12	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s quotaholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. The provision is recognized in labor and social security obligations and the related expense in general and administrative expense.

2.13	Income taxes

The income tax and social contribution expenses for the year comprise current taxes. Taxes on income are recognized in the statement of income.

The current income tax and social contribution are calculated on the basis of the tax laws enacted by the balance sheet date. Management periodically evaluates positions taken by the Entity in income tax returns with respect to

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Entity recognizes liabilities for situations where it is probable that additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

As permitted by tax legislation, certain of the Entity’s investees opted for the deemed profit regime, according to which the income tax calculation basis is 32% of revenues from service rendering and 100% of finance income, on which regular rates of 15% are levied, plus an additional 10% for income tax over a certain limit and 9% for social contribution. The Entity opted for the actual taxable profit regime. The entities that opted for the deemed profit regime evaluates their income tax and social contribution expenses based on the services revenue and realized investment income recognized on monthly basis.

2.14	Capital

Ordinary quotas are classified as equity.

Incremental costs directly attributable to the issue of new quotas or options are shown in equity as a deduction, net of tax, from the proceeds.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

Earnings per quota

(i) Basic earnings per quota

Basic earnings per quota is calculated by dividing:

•	the profit attributable to owners of the Entity;

•	by the weighted average number of quotas outstanding during the financial year, adjusted for bonus elements in quotas issued during the year and excluding treasury quotas.

(ii) Diluted earnings per quota

Diluted earnings per quota adjusts the figures used in the determination of basic earnings per quota to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary quotas, and;

•	the weighted average number of additional ordinary quotas that would have been outstanding assuming the conversion of all dilutive potential ordinary quotas.

2.15	Revenue recognition

With the adoption of IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for financial advisory and investment fund management services rendered in the ordinary course of the Group’s activities. Revenue is shown net of taxes, returns, rebates and discounts.

Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 20 “Segment Reporting” for a disaggregated presentation of revenues from contracts with customers., as follows:

(a)	Management fees

Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci to provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.1% and 2%.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b)	Performance fees

Brazilian regulation set forth certain minimum criteria for the performance fee structures of fund managed by Vinci, as described below:

•	Performance fee must be assessed based on a verifiable index, the benchmark, obtained from an independent source, and compatible with the corresponding fund investment policy.

•	Performance fee may not be calculated at a percentage lower than 100.0% of the index.

•	The performance fee cannot be charged in a period less than 6 months (except for private asset funds).

•	The performance fee shall be calculated based on net asset value, including management fees and all other expenses and may consider any distribution for shareholders in the calculation.

As a multi-asset-class asset management firm, Vinci manage a number of funds with different performance fee structures that may be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees every semester based on the performance of the fund above the benchmark or when the customer makes a redemption and a performance fee is due. For hedge funds and credit funds, performance fees are generally benchmarked to the Interbank Deposit Certificate index, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Amplified Consumer Price Index, or IPCA, plus a fixed real interest rate or a market index such as the Market Index Sub-Index B from the Brazilian Financial and Capital Markets Association, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our “long only” and “long-biased” strategies, performance fees are assessed to the IBOVESPA index, under the dividend strategy performance fees are tied to the IDIV index, and for the small cap funds we use SMLL index.

For closed-ended funds focused on value generation, such as the private equity and infrastructure funds, we follow a European-style waterfall structure and the threshold and carry is different between the Brazilian funds and the foreign investor funds. For the Brazilian funds we use a threshold of IPCA plus 8% and a carried interest over capital invested plus the return of IPCA. For the foreign investor funds, the threshold is an 8% return in U.S. dollars and the carried interest is on excess return over the capital contribution.

For the closed-ended funds focused on income such as real estate funds, we charge a performance fee every semester over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

The performance revenue is determined and recorded at the end of the reporting period and are not subject to clawback once paid.

The Entity recognize the revenue according to IFRS 15. Unrealized performance fees are recognized when the revenue is highly probable that they will not be reversed in the income statements, even if the established period given in the fund’s memorandum is not concluded.

(c)	Financial advisory services

Financial advisory fees are related to the service provided by Vinci Assessoria Financeira Ltda. on the support of mergers and acquisitions transactions. Substantially, the fees are recognized when the transaction is concluded, based on success fees.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity comprises the provision for impairment of trade receivables, provision for profit sharing, and the revenue recognition of management fees for some funds abroad and the fair value measurement of financial assets.

First-time adoption of IFRS

These financial statements, as of December 31, 2019 and 2018 and for the two years then ended, are the first the Group has prepared in accordance with IFRS, as issued by International Accounting Standard Board (IASB). For periods up to and including the year ended December 31, 2018, the Group prepared its financial statements in accordance with accounting practices adopted in Brazil, applicable to small and medium-size entities (Local GAAP).

Accordingly, the Group has prepared financial statements that comply with IFRS applicable as of December 31, 2019, together with the comparative period data for the year ended December 31, 2018, as described in the summary of significant accounting policies. In preparing the financial statements, the Group’s opening statement of financial position was prepared as at January 1, 2018, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its Local GAAP financial statements, including the statement of financial position as of January 1, 2018 and the financial statements as of, and for, the year ended December 31, 2018.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS.

The Group has applied the following exemptions:

-	Cumulative currency translation differences for all foreign operations are deemed to be zero as at January 1, 2018.

-

The Group assessed all contracts existing at January 1, 2018 to determine whether a contract contains a lease based upon the conditions in place as at January 1, 2018. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at January 1, 2018. Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before January 1, 2018. The lease payments associated with leases for which the lease term ends within 12 months of the date of transition to IFRS and leases for which the underlying asset is of low value have been recognized as an expense on a straight-line basis over the lease term.

-	The Group has designated certain financial assets as fair value through profit or loss based on the facts and circumstances that existed at January 1, 2018.

Estimates

The estimates used by the Group to present these amounts in accordance with IFRS reflect conditions at January 1, 2018, the date of transition to IFRS and as of December 31, 2018.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Group reconciliation of equity as of January 1, 2018 (date of transition to IFRS)

Assets	01/01/2018	01/01/2018		01/01/2018
	Local GAAP	Adjustments		IFRS
Current assets
Cash and cash equivalents	8,240	—		8,240

Cash and bank deposits	5,470	—		5,470
Financial instruments at fair value through profit or loss	2.770	—		2.770
Financial instruments at fair value through profit or loss	26,080	277	(b)	26,357
Financial Instruments at fair value through other comprehensive income	277	(277)	(b)	—
Trade receivable	16,330	—		16,330
Sub-leases receivable	—	3,151	(a)	3,151
Taxes recoverable	1,039	—		1,039
Other assets	2,910	(557)	(a)	2,353

Total current assets	54,876	2,594		57,470

Non-current assets
Financial instruments at fair value through profit or loss	—	2,381	(b)	2,381
Financial Instruments at fair value through other comprehensive income	2,381	(2,381)	(b)	—
Sub-lease receivable	—	7,411	(a)	7,411
Taxes recoverable	63	—		63
Other assets	664	—		664

	3,108	7,411		10,519

Property and equipment	23,700	—		23,700
Right of use - Leases	—	92,085	(a)	92,085
Intangible assets	4,731	—		4,731

	31,539	99,496		131,035

TOTAL	86,415	102,090		188,505

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Liabilities and equity	01/01/2018	01/01/2018		01/01/2018
	Local GAAP	Adjustments		IFRS
Current liabilities
Trade payables	2,840	—		2,840
Leases	—	20,507	(a)	20,507
Accounts payable	4,779	(2,601)	(c)	2,178
Labor and social security obligations	17,200	—		17,200
Taxes and contributions payable	5,724	—		5,724

Total current liabilities	30,543	17,906		48,449

Non-current liabilities
Accounts Payable	1,525	—		1,525
Leases	—	82,139	(a)	82,139
Payables to related parties	6	—		6
Deferred taxes	—	129	(d)	129
Advance to capital increase	158	—		158

	1,689	82,268		83,957

Equity
Quota capital	8,550	—		8,550
Retained earnings	37,256	1,601	(e)	38,857
Other reserves	6,742	315	(e)	7,057

	52,548	1,916		54,464

Non-controlling interests in the equity of subsidiaries	1.635	—		1,635

Total liabilities and equity	86,415	102,090		188,505

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Notes to the adjustments on balance sheet equity as of January 1, 2018

(a)

Adjustment related to the first-time adoption of IFRS 16 – Leases. Sub-leases receivable described in the current assets and non-current assets refers to sub-lease agreements that the entity is the lessor and have the right to receive the rental payments. The reversion in other assets reflect the receivables registered on linear basis due to a grace period in the sub-lease agreement. Right-of-use is the recognition of the cost of the lease assets where the Entity is the lessee.

(b)	Reclassification of financial instruments at fair value through other comprehensive income to financial instruments at fair value through profit and loss, in accordance to IFRS 9

(c)

Reversion of deferred liability which were recognized on straight line basis since the inception of the lease agreement. The amount was entirely reverted in connection to the adoption of IFRS 16, as mentioned in item (a) above

(d)	Deferred taxes related recognized in connection to items (a) and (b) above. Deferred taxes over adjustment (a) are not applicable for the investees under deemed profit regime – please see note 2.13

(e)	Effect on retained earnings and other reserves adjustments of the adjustments listed above.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Assets	12/31/2018	12/31/2018		12/31/2018
	Local GAAP	Adjustments		IFRS
Current assets
Cash and cash equivalents	11,713	—		11,713

Cash and bank deposits	6,153	—		6,153
Financial instruments at fair value through profit or loss	5,560	—		5,560
Financial instruments at fair value through profit or loss	37,281	302	(b)	37,583
Financial Instruments at fair value through other comprehensive income	302	(302)	(b)	—
Trade receivable	21,040	—		21,040
Sub-leases receivable	—	3,357	(a)	3,357
Taxes recoverable	115	—		115
Other assets	1,923	(454)	(a)	1,469

Total current assets	72,374	2,903		75,277

Non-current assets
Financial instruments at fair value through profit or loss	—	14,313	(b)	14,313
Financial Instruments at fair value through other comprehensive income	14,313	(14,313)	(b)	—
Sub-leases receivable	—	5,017	(a)	5,017
Taxes recoverable	548	—		548
Deferred Taxes	—	575	(c)	575
Other assets	1,405	—		1,405

	16,266	5,592		21,858

Property and equipment	19,330	—		19,330
Right of use - Leases	—	81,949	(a)	81,949
Intangible assets	3,833	—		3,833

	39,429	87,541		126,970

TOTAL	111,803	90,444		202,247

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Liabilities and equity	12/31/2018	12/31/2018		12/31/2018
	Local GAAP	Adjustments		IFRS
Current liabilities
Trade payables	211	—		211
Leases	—	16,454	(a)	16,454
Accounts payable	2,782	(255)	(d)	2,527
Labor and social security obligations	17,895	—		17,895
Taxes and contributions payable	7,584	—		7,584

Total current liabilities	28,472	16,199		44,671

Non-current liabilities
Accounts Payable	1,687	—		1,687
Leases	—	76,550	(a)	76,550
Payables to related parties	8,526	—		8,526
Deferred taxes	1,841	325	(c)	2,167
Advance to capital increase	580	—		580

	12,634	76,876		89,510

Equity
Quota capital	8,820	—		8,820
Retained earnings	53,224	(3,513)	(e)	49,711
Other reserves	6,809	967	(e)	7,776

	68,853	2,546		66,307

Non-controlling interests in the equity of subsidiaries	1,844	(85)	(e)	1,759

Total liabilities and equity	111,803	90,444		202,247

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Notes to the adjustments on balance sheet equity as of December 31, 2018

(a)	Adjustment related to the first-time adoption of IFRS 16 – Leases;

(b)	Reclassification of financial instruments at fair value through other comprehensive income to financial instruments at fair value through profit and loss, in accordance to IFRS 9;

(c)	Deferred taxes recognized in connection to items (a) and (b) above. Deferred taxes over leases adjustment are not applicable for the investees under deemed profit regime – please see note 2.13;

(d)

Reversion of deferred liability which were recognized on straight line basis since the inception of the lease agreement. The amount was entire reverted in connection to the adoption of IFRS 16, as mentioned in item (b) above;

(e)	Effect on retained earnings, other reserves and non-controlling interest of the adjustments listed above.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Statements of Income	2018	2018		2018
	Local GAAP	Adjustments		IFRS
Net revenue from services rendered	172,204	—		172,204
General and administrative expenses	(74,336)	(16,419)	(a)	(90,755)
Profit sharing	(15,886)	15,886	(a)	—
Other operating expenses	(5,863)	5,863	(a)	—

Operating profit	76,119	5,330		81,449

Finance income	7,698	1,025	(b)	8,723
Finance costs	(539)	(11,933)	(c)	(12,472)

Finance profit/(loss), net	7,159	(10,908)		(3,749)

Profit before income taxes	83,278	(5,578)		77,700

Income taxes	(21,402)	380	(d)	(21,022)

Profit for the year	61,876	(5,198)		56,678

Attributable to quotaholders of the parent entity	61,726	(5,113)		56,613
Attributable to non-controlling interests	150	(85)		65

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Notes to the adjustments on statements of income as of December 31, 2018

(a)	The increase is related to the following adjustments:

-	Reclassification of profit sharing and other operating expenses to general and administrative expense

-	Adjustments related to the first-time adoption of IFRS 16, reclassifying the lease expenses to general and administrative expenses and finance costs

(b)	Financial gain related to the reclassification of the financial instruments at fair value through other comprehensive income to financial instruments at fair value through profit or loss

(c)	Financial cost increase in connection to the first-time adoption of IFRS 16

(d)	Deferred taxes recognized in connection to the adjustments mentioned above

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	2018	2018		2018
	Local GAAP	Adjustments		IFRS
Profit for the year	61,876	(5,198)	(a)	56,678

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign exchange variation of investee located abroad
Vinci Financial Ventures (VF2) GP	39	—		39
Vinci Capital Partners GP Limited	342	328	(b)	670
Vinci USA LLC	(2)	—		(2)
Vinci Capital Partners F III GP Limited	12	—		12
Financial instruments at fair value through other comprehensive income	(323)	323	(c)	—
Total comprehensive income for the year	61,944			57,397

Attributable to:
Quotaholders of the Entity	61,794	(4,462)		57,332
Non-controlling interests	150	(85)		65

	61,944	(4,547)		57,397

Notes to the adjustments on statements of other comprehensive income as of December 31, 2018

(a)	See notes to the adjustments on statements of income for more details;

(b)	Adjustment related to the first-time adoption of IFRS 16 – Leases;

(c)	Reclassification of financial instruments at fair value through other comprehensive income to financial instruments at fair value through profit and loss, in accordance to IFRS 9.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	2018		2018
Cash flows from operating activities	Local GAAP	Adjustments	IFRS

Profit before taxation	83,278	(5,578)	77,700
Adjustment
Depreciation and amortization	6,073	11,447 (b)	17,520
Financial result on lease agreements	—	10,584 (b)	10,584
Unrealized gain of financial instruments at fair value through profit or loss	(7,103)	—	(7,103)
Financial expense on liabilities at amortization cost	162	—	162
Loss allowance	—	52 (a)	52

	82,410	16,505	98,915
Changes in assets and liabilities
Accounts receivables	(4,710)	(52) (a)	(4,762)
Taxes recoverable	439	—	439
Other assets	247	(103) (b)	144
Trade payables	(2,629)	—	(2,629)
Accounts payable	(1,998)	(2,347) (b)	(4,345)
Labor and social security obligations	695	—	695
Taxes and contributions payable	(1,362)	—	(1,362)
Payables to related parties	21	—	21
Other payables	(326)	2,833 (b)	2,507

	(9,623)	331	(9,292)

Cash generated from operations	72,787	16,836	89,623
Income tax paid	(16,339)	—	(16,339)

Net cash inflow from operating activities	56,448	16,836	73,284

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets	(965)	—	(965)
Purchase of financial instruments at fair value through profit or loss	(192,083)	—	(192,083)
Sales of financial instruments at fair value through profit or loss	176,028	—	176,028

Net cash (outflow) from investing activities	(17,020)	—	(17,020)

Cash flows from financing activities
Issuance (purchase) of quotas	112	—	112
Capital increase of non-controlling interests in the equity of subsidiaries	846	—	846
Lease payments, net of sublease received	—	(16,836)(c)	(16,836)
Borrowings acquisitions (payments)	8,500	—	8,500
Dividends paid	(45,885)	—	(45,885)

Net cash (outflow) from financing activities	(36,427)	(16,836)	(53,263)

Net increase (decrease) in cash and cash equivalents	3,001	—	3,001

Cash and cash equivalents at the beginning of the year	8,240	—	8,240

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	472	—	472

Cash and cash equivalents at the end of the year (Notes 6 and 7)	11,713		11,713

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Notes to the adjustments on statements of cash flows as of December 31, 2018

(a)	Trade receivable allowance recognized, in accordance to IFRS 9;

(b)	Adjustment related to the first-time adoption of IFRS 16 – Leases.

4	Financial risk management

The main risks related to the financial instruments are: credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group’s risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group’s financial performance.

4.1	Financial risk factors

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management is predominantly controlled by a central treasury department (group treasury) under policies approved by the board of directors. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci’s treasury manages credit risk on a group basis. At December 31, 2019 and 2018 the expected credit losses is considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci’s treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The group has the following types of financial assets that are subject to the expected credit loss model:

> trade receivables

> debt investments carried at amortized cost, and

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b) Market risk

(i) Foreign exchange risk

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:

The amounts presented in the table below are originally presented in US Dollar and were converted into Brazilian Reais (R$) by the foreign exchange rate at the closing date.

Balance sheet	12/31/2019	12/31/2018	01/01/2018

Cash and cash equivalents	3,304	6,138	5,454
Trade receivable	3,846	784	1,809
Lease	—	571	845
Other receivables	935	117	100

Current assets	8,085	7,610	8,208

Lease	—	—	493
Property and equipment	4,033	4,492	9,245

Non-current assets	4,033	4,492	9,738

Trade payables	124	457	845
Lease	782	2,417	7,139
Labor and social security obligations	5,410	2,500	3,677
Current liabilities	6,316	5,374	11,661
Lease	2,732	—	1,895

Non-current liabilities	2,732	—	1,895

Net Equity	3,070	6,728	4,390

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	12/31/2019	12/31/2018
Financial revenue	56	169
Financial expense	(196)	(225)

Net foreign exchange result, net	(140)	(56)

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(ii) interest rate risk

The Group’s profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

The table below summarize the sensitivity of changes in interest rates.

	Impact on post-tax profit

	2019	2018
Interest rates – increase by 70 basis points *	195	209
Interest rates – decreased by 100 basis points *	(279)	(299)

* Holding all other variables constant

(iii) Price risk

The Group’s exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group’s financial investments, that are exposed to significantly price risk are the private equity investments. Note 5(d) demonstrate the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the group held bank deposits of R$ 3,896 (2018 – R$11,713) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	12/31/2019	12/31/2018	01/01/2018
Cash and cash equivalents	3,896	11,713	8,240
Liquid investments (i)	85,944	37,583	26,357
Trade payables	(326)	(211)	(2,840)
Labor and social security obligations	(30,948)	(17,895)	(17,200)
Accounts payable	(37,702)	(4,214)	(3,703)
Payable to related parties	—	(8,526)	(6)
Lease liabilities	(102,891)	(93,004)	(102,646)

Net debt	(82,027)	(74,554)	(91,798)

(i) Liquid investments comprise current investments that are traded in an active market, being the Group’s financial assets held at fair value through profit or loss.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Liquid investments
Net debt as at 1 January 2018	(23,749)	(102,646)	8,240	26,357
Cash flow	(6,935)	22,871	3,001	11,226
Addition – finance leases	—	(11,609)	—	—
Amortization cost	(162)	—	—	—
Foreign exchange adjustments	—	—	472	—
Other changes (ii)	—	(1,620)	—	—

31 December 2018	(30,846)	(93,004)	11,713	37,583
Cash flow	(37,949)	19,027	(7,938)	48,361
Amortization cost	(181)
Addition – finance leases	—	(29,016)	—	—
Foreign exchange adjustments	—	—	121	—
Other changes (ii)	—	102	—	—

31 December 2019	(68,976)	(102,891)	3,896	85,944

(ii) Other changes include non-cash movements, including CTA adjustments which will be presented as in other comprehensive income statement.

Maturities of financial liabilities

The tables below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at 31 December 2019	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount
Trade payables	(326)	—	—	(326)
Labor and social security obligations	(30,948)	—	—	(30,948)
Lease liabilities	(17,738)	(37,914)	(120,884)	(102,891)
Accounts payable	(37,669)	(33)	—	(37,702)

Total	(86,681)	(37,947)	(120,884)	(171,867)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities at 31 December 2018	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount
Trade payables	(211)	—	—	(211)
Labor and social security obligations	(17,895)	—	—	(17,895)
Lease liabilities	(16,454)	(31,200)	(120,307)	(93,004)
Accounts payable	(2,527)	(1,687)	—	(4,214)
Payables to related parties	—	(8,526)	—	(8,526)

Total	(37,087)	(41,413)	(120,307)	(123,850)

Contractual maturities of financial liabilities at 01 January 2018	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount
Trade payables	(2,840)	—	—	(2,840)
Labor and social security obligations	(17,200)	—	—	(17,200)
Lease liabilities	(20,507)	(32,598)	(135,929)	(102,646)
Accounts payable	(2,178)	(1,525)	—	(3,703)
Payables to related parties	—	(6)	—	(6)

Total	(42,725)	(34,129)	(135,929)	(126,395)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At 31 December 2019	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total Contractual cash flows	Carrying amount non-current liabilities
2021	(15,617)	(2,535)	(805)	(18,957)	(15,819)
2022	(15,617)	(2,535)	(805)	(18,957)	(14,065)
2023	(15,617)	(845)	(805)	(17,267)	(11,401)
2024	(15,617)	—	(805)	(16,422)	(9,618)
2025	(15,617)	—	—	(15,617)	(7,959)
2026	(15,617)	—	—	(15,617)	(7,047)
2027	(15,617)	—	—	(15,617)	(6,239)
2028	(15,617)	—	—	(15,617)	(5,524)
2029	(15,617)	—	—	(15,617)	(4,891)
2030	(9,110)	—	—	(9,110)	(2,590)

Total	(149,663)	(5,915)	3,220)	(158,798)	(85,153)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities At 31 December 2018	Rio de Janeiro Office (BM336)	São Paulo Office	Total Contractual cash flows	Carrying amount non-current liabilities
2020	(13,721)	(1,857)	(15,578)	(12,936)
2021	(13,721)	(1,901)	(15,622)	(11,498)
2022	(13,721)	(1,901)	(15,622)	(10,189)
2023	(13,721)	(634)	(14,355)	(8,290)
2024	(13,721)	—	(13,721)	(6,993)
2025	(13,721)	—	(13,721)	(6,192)
2026	(13,721)	—	(13,721)	(5,482)
2027	(13,721)	—	(13,721)	(4,854)
2028	(13,721)	—	(13,712)	(4,297)
2029	(13,721)	—	(13,721)	(3,805)
2030	(8,004)	—	(8,004)	(2,014)

Total	(145,214)	(6,293)	(151,507)	(76,550)

Contractual maturities of financial liabilities At 31 December 2018	Rio de Janeiro Office (BM336)	São Paulo Office	NY Office (3rd Avenue)	Total Contractual cash flows	Carrying amount non-current liabilities
2019	(13,286)	(1,694)	(2,040)	(17,020)	(14,333)
2020	(13,721)	(1,857)	—	(15,578)	(11,464)
2021	(13,721)	(1,901)	—	(15,622)	(10,189)
2022	(13,721)	(1,901)	—	(15,622)	(9,029)
2023	(13,721)	(634)	—	(14,355)	(7,342)
2024	(13,721)	—	—	(13,721)	(6,192)
2025	(13,721)	—	—	(13,721)	(5,482)
2026	(13,721)	—	—	(13,721)	(4,854)
2027	(13,721)	—	—	(13,721)	(4,297)
2028	(13,721)	—	—	(13,721)	(3,805)
2029	(13,721)	—	—	(13,721)	(3,369)
2030	(8,004)	—	—	(8,004)	(1,783)

Total	(158,500)	(7,987)	(2,040)	(168,527)	(82,139)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

5	Financial instruments

This note provides information about the group’s financial instruments, including:

-	an overview of all financial instruments held by the group

-	specific information about each type of financial instrument

-	accounting policies

-	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The group classifies its financial assets in the following measurement categories:

•	those measured at fair value or through profit or loss, and

•	those measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The group holds the following financial instruments:

Financial assets	Section	12/31/2019	12/31/2018	01/01/2018

Trade receivables	(a)	74,769	21,040	16,330
Other financial assets at amortized cost	(b)	817	155	584
Cash and cash equivalents	(d)	3,896	11,713	8,240
Financial assets at fair value through profit or loss (FVPL)	(c)	110,108	51,896	28,738

		189,590	84,804	53,892
Financial liabilities

Liabilities at amortized cost	(e)	68,976	30,846	23,749
Lease liabilities	(e)	102,891	93,004	102,646

		171,867	123,850	126,395

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

The group’s exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Trade receivables

Current assets	12/31/2019	12/31/2018	01/01/2018
Trade receivables from contracts with customers	58,898	21,230	16,468
Loss allowance	(90)	(190)	(138)

Non-current assets
Trade receivables from contracts with customers	15,961	—	—

	74,769	21,040	16,330

Trade receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value

Non-current trade receivables are unrealized performance fees that Management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Trade receivables allowance are presented in general and administrative expense.

The loss allowances for trade receivables as at 31 December reconcile to the opening loss allowances as follows:

	2019	2018
Opening loss allowance at 1 January	(190)	(138)
Increase in trade receivable allowance recognized in profit or loss	(69)	(52)
Write-off	169	—

Closing loss allowance at 31 December	(90)	(190)

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity wrote off an amount of R$ 169 during the 2019 year (R$ 0—2018). Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Financial assets at amortized cost include the following debt investments:

	12/31/2019	12/31/2018	01/01/2018
Prepayments to employees	817	155	584

These amounts generally arise from transactions outside the usual operating activities of the group. Interest are charged at commercial rates and collateral is not normally obtained.

All of the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Public equities funds;

-	Real Estate listed funds and

-	Private equity funds.

Financial assets measured at FVPL include the following categories:

	12/31/2019	12/31/2018	01/01/2018

Current assets	85,944	37,583	26,357

Real estate listed funds	445	302	277
Mutual funds	84,665	33,794	20,833
Public equities funds	834	3,487	5,247

Non-current assets	24,164	14,313	2,381

Private equity funds	24,164	14,223	2,300
Real estate listed funds	—	90	81

The following tables demonstrate the funds invested included in each category mentioned above.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Mutual funds

	12/31/2019	12/31/2018	01/01/2018

Vinci Multiestratégia FIM (i)	21,074	701	—
Vinci Valorem FIM	826	—	—
Vinci Selection FIC de FIM	537	—	—
Vinci Selection FIM	526	—	—
FI Vinci Renda Fixa CP (ii)	61,227	33,093	20,833
Vinci Atlas FIC de FIM	475	—	—

	84,665	33,794	20,833

(i) O Vinci Multiestratégia FIM is focused to seek return to its quotaholders through investments in various classes of financial assets available in the fixed income, variable income, foreign exchange, derivatives and quotas of other investment funds, traded in the domestic and foreign markets, without the commitment to concentration in any specific class. As of December 31, 2019, 2018, and January 1, 2018, the fund’s portfolio is composed primarily by Brazilian Government Bonds.

(ii) O FI Vinci Renda Fixa CP is focused to seek return to its quotaholders through investments in various classes of financial assets available in the fixed income, derivatives and quotas of other investment funds, traded in the domestic markets, without exposition to variable income assets, foreign markets and leverage. As of December 31, 2019, and 2018 and January 1, 2018, the fund’s portfolio is composed primarily by Brazilian Government Bonds.

Public equities funds

	12/31/2019	12/31/2018	01/01/2018
Vinci Mosaico FIA	834	822
Vinci Gas Seleção Dividendos FIA	—	1,284	2,291
Vinci Selection Equities FIA	—	140	237
Vinci Gas Dividendos FIA	—	1,135	2,057
Vinci Gas Lotus Institucional FIA	—	—	480
Vinci Gas Discovery FIA	—	106	182

	834	3,487	5,247

Real Estate funds

	12/31/2019	12/31/2018	01/01/2018
Vinci Shopping Centers FII	391	302	277
Vinci Offices FII (*)	54	90	81

	445	392	358

(*) Vinci Office FII became a listed Fund since November 2019.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Private Equity

	12/31/2019	12/31/2018	01/01/2018

Vinci Capital Partners III Feeder FIP Multiestratégia	590	—	—
FIP Real Estate	—	456	468
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	16,669	9,013	1.341
Vinci Infra Transmissão FIP - Infraestrutura (i)	4,875	3,194	491
Nordeste III FIP Multiestratégia	2,030	1,560	—

	24,164	14,223	2,300

(i) These funds are focused in acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations, that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of December 31, 2019, these funds held investment in Linhas de Energia do Sertão Transmissora S.A. (“LEST”) and Água Vermelha Transmissora de Energia S.A.

During the year, the following gains/(losses) were recognized in profit or loss:

	12/31/2019	12/31/2018

Fair value gains (losses) on investments at FVPL recognized in finance income	20,244	7,130

d)	Cash and cash equivalents

Current assets	12/31/2019	12/31/2018	01/01/2018
Cash and bank deposits	3,564	6,153	5,470
Certificate of deposit	332	5,560	2,770

	3,896	11,713	8,240

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

e)	Financial Liabilities

	12/31/2019	12/31/2018	01/01/2018

Current	86,681	37,087	42,725

Trade payables	326	211	2,840
Labor and social security obligations (Note 12)	30,948	17,895	17,200
Lease liabilities (ii)	17,358	16,454	20,507
Accounts payable (Note 11)	37,669	2,527	2,178

Non-current	85,186	86,763	83,670

Related parties	—	26	6
Borrowing (i)	—	8,500	—
Lease liabilities (ii)	85,153	76,550	82,139
Accounts payable (Note 11)	33	1,687	1,525

	171,867	123,850	126,395

(i) On December 31, 2018 Vinci entered into a borrowing agreement with its quotaholders in the total amount of R$ 8,500. All the amount was settled during 2019.

(ii) As at 31 December 2019, the group leased offices with a carrying amount of R$ 102,891 under leases expiring within five to ten years. The carrying amount of the lease liabilities comprises the net present value of the future cash expenditures up to the termination of the lease term.

(i)	Recognized fair value measurements

(a) Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	At 31 December 2019
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	—	332	—	332
Public equities funds	—	834	—	834
Mutual funds	—	84,665	—	84,665
Real estate listed funds	445	—	—	445
Private equity funds	—	—	24,164	24,164

Total Financial Assets	445	85,831	24,164	110,440

	At 31 December 2018
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	—	5,560	—	5,560
Public equities funds	—	3,487	—	3,487
Mutual funds	—	33,794	—	33,794
Real estate funds (listed and non-listed)	302	—	90	392
Private equity funds	—	—	14,223	14,223

Total Financial Assets	302	42,841	14,313	57,456

	At 01 January 2018
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	—	2,770	—	2,770
Public equities funds	—	5,247	—	5,247
Mutual funds	—	20,833	—	20,833
Real estate funds (listed and non-listed)	277	—	81	358
Private equity funds	—	—	2,300	2,300

Total Financial Assets	277	28,850	2,381	31,508

During the year occurred only one transfers between level 3 to level 1 for recurring fair value measurements, that was in Vinci Offices FII, once the fund became listed at November 2019. The group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

-	the use of quoted market prices

-	for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for Fund’s investments, performed by the Fund’s Management (Vinci Capital) or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund’s investments. The appraisals performed by a third party are reviewed by Vinci (Funds Management).

(c) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended 31 December 2019 and 31 December 2018:

Fair Value
Opening balance 1 January 2018	2,381
Purchases	6,866
Gain recognized in finance income	5,066

Closing balance 31 December 2018	14,313
Purchases	6,110
Transfer between level 3 to 1	(90)
Sales and Distributions	(12,972)
Gain recognized in finance income	16,803

Closing balance 31 December 2019	24,164

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(d) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value at
Description	12/31/2019	12/31/2018	Valuation Techique	Unobservable inputs	Value input	Reasonable possible shift +/-	2018 Gain / (Losses)	2019 Gain / (Losses)	Possible shift in Gain and losses
Vinci Infra Coinvestimento I FIP – Infraestrutura	16,669	9,013	Discounted cash flow	Discount rate	11.68%	0.5% / 1%	3,853	12,870	Lower discount rate in 50 basis points would increase fair value by R$ 559 (R$ 768 – 2018) and higher discount rate in 100 basis points would decrease fair value by R$ 1,992 (1,372 – 2018)
Vinci Infra Transmissão FIP - Infraestrutura	4,875	3,194	Discounted cash flow	Discount rate	11.68%	0.5% / 1%	1,288	3,499	Lower discount rate in 50 basis points would increase fair value by R$ 163 (R$ 273 – 2018) and higher discount rate in 100 basis points would decrease fair value by R$ 583 (R$ 486 – 2018)
Others	2,620	2,016	NAV Valuation	NAV	N/A	1% / 2%	(75)	435	Increased NAV in 100 basis points would increase fair value by R$ 26 (R$ 20 – 2018) and lower NAV in 200 basis points would decrease fair value by R$ 52 (R$ 40 – 2018)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

6	Other assets

	2019	2018	01/01/2018
Prepayments to employees (i)	817	155	584
Receivables due to financial asset sales (ii)	—	—	456
Sundry advances	192	10	76
Advances to projects in progress (iii)	4,009	2,137	1,807
Other prepayments	117	107	13
Related parties receivables (iv)	301	336	—
Guarantee deposits	806	—	—
Others	132	129	81

	6,374	2,874	3,018

Current	5,044	1,469	2,353
Non-current	1,330	1,405	664

	6,374	2,874	3,017

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

(ii)

In July 2017, the Entity sold part of its ownership on Fundo Vinci Capital Partners II Fundo de Investimento em Cotas de Fundo de Investimentos em Participações to Salzburg Empreendimentos e Participações Ltda. for R$ 456. This amount was settled in September 10, 2018.

(iii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iv)	Refers to an intercompany transaction. See note 19 for more details.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	The main information on the ownership interest held can be summarized as follows:

Entity	Princial activities	Place of business	Quotas	Equity	2019 Profit / (Loss) For the year
Vinci Assessoria Financeira Ltda.	Financial advisory services	Brazil	100%	532	3,143
Vinci Equities Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	30,531	40,974
Vinci Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	8,201	2,448
Vinci Capital Gestora de Recursos Ltda.	Private Equity Funds Management	Brazil	100%	18,107	72,230
Vinci Gestão de Patrimônio Ltda.	Funds management	Brazil	100%	10,680	19,620
Vinci Real Estate Gestora de Recursos Ltda.	Real Estate Funds Management	Brazil	80%	12,804	10,515
Vinci Capital Partners GP Limited	Funds General Partners	Cayman Islands	100%	305	(1,224)
Vinci USA LLC	Offhsore Funds Management	USA	100%	1,755	8,816
Vinci International Real Estate Ltd (*)	Offhsore Funds Management	USA	100%	198	681
Vinci Crédito Gestora de Recurso Ltda.	Credit Funds Managament	Brazil	100%	(5)	(272)
Vinci Infraestrutura Gestora de Recursos Ltda.	Infrastructure Funds Management	Brazi	80%	19,849	12,520
Vinci Financial Ventures (VF2) GP	Funds General Partners	USA	100%	15	(14)
Vinci Capital Partners GP III Limited	Funds General Partners	Cayman Islands	100%	75	(107)
Amalfi Empreendimentos e Participações Ltda.	Non-operational Company	Brazil	100%	1	(163)
GGN GP LLC	Funds General Partners	USA	100%	—	—

(*)	Vinci International Real Estate Ltd is controlled by Vinci USA LLC, which holds 75% of interest in the company

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Entity	Princial activities	Place of business	Quotas	Equity	2019 Profit / (Loss) For the year
Vinci Assessoria Financeira Ltda.	Financial advisory services	Brazil	100%	241	11,446
Vinci Equities Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	5,848	11,025
Vinci Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	4,202	(3,253)
Vinci Capital Gestora de Recursos Ltda.	Private Equity Funds Management	Brazil	100%	27,867	39,362
Vinci Gestão de Patrimônio Ltda.	Funds management	Brazil	100%	3,382	7,549
Vinci Real Estate Gestora de Recursos Ltda.	Real Estate Funds Management	Brazil	80%	5,829	4,625
Vinci Capital Partners GP Limited	Funds General Partners	Cayman Islands	100%	174	(165)
Vinci USA LLC	Offhsore Funds Management	USA	100%	6,458	(13,918)
Vinci International Real Estate Ltd (*)	Offhsore Funds Management	USA	100%	432	686
Vinci Crédito Gestora de Recurso Ltda.	Credit Funds Managament	Brazil	100%	(578)	(597)
Vinci Infraestrutura Gestora de Recursos Ltda.	Infrastructure Funds Management	Brazi	80%	4,426	284
Vinci Financial Ventures (VF2) GP	Funds General Partners	USA	100%	(11)	(9)
Vinci Capital Partners GP III Limited	Funds General Partners	Cayman Islands	100%	1	(108)

(*)	Vinci International Real Estate Ltd is controlled by Vinci USA LLC, which holds 75% of interest in the company

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Entity	Princial activities	Place of business	Quotas	01/01/2018 Equity
Vinci Assessoria Financeira Ltda.	Financial advisory services	Brazil	100%	925
Vinci Equities Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	3,323
Vinci Gestora de Recursos Ltda.	Equity Funds Management	Brazil	100%	10,455
Vinci Capital Gestora de Recursos Ltda.	Private Equity Funds Management	Brazil	100%	17,085
Vinci Gestão de Patrimônio Ltda.	Funds management	Brazil	100%	3,283
Vinci Real Estate Gestora de Recursos Ltda.	Real Estate Funds Management	Brazil	80%	3,895
Vinci Capital Partners GP Limited	Funds General Partners	Cayman Islands	100%	300
Vinci USA LLC	Offhsore Funds Management	USA	100%	(1,112)
Vinci International Real Estate Ltd (*)	Offhsore Funds Management	USA	100%	213
Vinci Crédito Gestora de Recurso Ltda.	Credit Funds Managament	Brazil	100%	19
Vinci Infraestrutura Gestora de Recursos Ltda.	Infrastructure Funds Management	Brazi	80%	4,012
Vinci Financial Ventures (VF2) GP	Funds General Partners	USA	100%	—

(*)	Vinci International Real Estate Ltd is controlled by Vinci USA LLC, which holds 75% of interest in the company

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(b)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Real Estate		Vinci Infraestrutura		Vinci Int’l Real Estate		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Summarized Balance Sheet
Current assets	15,832	6,169	10,352	6,777	500	606	26,684	13,552
Current liabilities	(4,699)	(2,526)	(2,957)	(1,510)	(302)	(174)	(7,958)	(4,210)

Current net assets	11,133	3,643	7,395	5,267	198	432	17,726	9,342
Non-current assets	9,936	9,287	14,870	60	—	—	24,806	9,347
Non-current liabilities	(8,258)	(7,099)	(2,419)	(1)	—	—	(10,677)	(7,100)

Non-current net assets	1,678	2,188	(12,451)	59	—	—	14,129	2,247
Net assets	12,811	5,831	19,846	5,326	198	432	32,855	11,589
Advances for capital increase (NCI)	—	—	—	(580)	—	—	—	(580)

Accumulated NCI	2,562	1,166	3,969	485	50	108	6,581	1,759

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Summarized statement	Vinci Real Estate		Vinci Infraestrutura		Vinci International Real Estate		Total
of comprehensive income	2019	2018	2019	2018	2019	2018	2019	2018
Revenue	19,182	11,451	20,110	6,074	1,037	1,053	40,329	18,578
Profit for the period	10,519	4,627	12,520	284	681	686	23,720	5.597
Other comprehensive income		—		—	—	—	—	—
Total comprehensive income	10,519	4,627	12,520	284	681	686	23,720	5,597

Profit allocated to NCI before dividends	2,104	923	2,504	57	170	171	4,778	1,151

	—
Disproportionate dividends distributions	(670)	(446)	151	(640)	—	—	(519)	(1,086)

Profit/(loss) allocated to NCI	1,434	477	2,655	(583)	170	171	4,259	65

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

8	Property and equipment

	2019
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals— improvements	, Equipaments and tools	Work of arts and others	Total
Cost
At January 1, 2019	8,968	41,386	5,253	7,992	616	64,215
Aquisitions	35	582	307	84	169	1,177
Foreign Exchange variations of property and equipment abroad	—	566	—	383	—	949

At December 31, 2019	9,003	42,534	5,560	8,459	785	66,341

Accumulated depreciation
At January 1, 2019	(5,105)	(29,090)	(4,390)	(6,300)	—	(44,885)
Annual depreciation	(903)	(2,075)	(523)	(818)	—	(4,319)
Foreign Exchange variations of property and equipment abroad	—	(586)	—	(139)	—	(725)

At December 31, 2019	(6,008)	(31,751)	(4,913)	(7,257)	—	(49,929)

Net book value
At January 1, 2019	3,863	12,296	863	1,692	616	19,330

At December 31, 2019	2,995	10,783	647	1,202	785	16,412

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

						2018
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals—improvements	Equipaments and tools	Work of arts and others	Total
Cost
At January 1, 2018	9,656	39,118	5,590	7,406	736	62,506
Aquisitions	5	164	150	2	—	321
Disposals	(693)	—	(487)	(2)	(120)	(1,302)
Foreign Exchange variations of property and equipament abroad	—	2,104	—	586	—	2,690

At December 31, 2018	8,968	41,386	5,253	7,992	616	64,215

Accumulated depreciation
At January 1, 2018	(4,436)	(24,802)	(4,204)	(5,364)	—	(38,806)
Annual depreciation	(918)	(2,214)	(572)	(453)	—	(4,157)
Disposals	249	—	386	1	—	636
Foreign Exchange variations of property and equipament abroad	—	(2,074)	—	(484)	—	(2,558)

At December 31, 2018	(5,105)	(29,090)	(4,390)	(6,300)	—	(44,885)

Net book value
At January 1, 2018	5,220	14,316	1,386	2,042	736	23,700

At December 31, 2018	3,863	12,296	863	1,692	616	19,330

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients’ portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci’s managers named Wealth Management.

The Entity assesses, at each reporting date, whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset’s recoverable amount. There were no indications of impairment of intangible assets for the years ended December 31, 2019 and 2018.

	2019
	Software development	Total
Cost
At January 1, 2019	21,105	21,105
Purchases	560	560
Foreign exchange variation of intangible assets abroad	243	243

At December 31, 2019	21,908	21,908

Accumulated amortization
At January 1, 2019	(17,272)	(17,272)
Annual amortization	(1,680)	(1,680)
Foreign exchange variation of intangible assets abroad	(236)	(236)

At December 31, 2019	(19,188)	(19,188)

At January 1, 2019	3,833	3,833

At December 31, 2019	2,720	2,720

Amortization rate (per year) - %	20%

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

	2018
	Software development	Total
Cost
At January 1, 2018	19,281	19,281
Purchases	1,310	1,310
Foreign exchange variation of intangible assets abroad	514	514

At December 31, 2018	21,105	21,105

Accumulated amortization
At January 1, 2018	(14,550)	(14,550)
Annual amortization	(1,916)	(1,916)
Foreign exchange variation of intangible assets abroad	(806)	(806)

At December 31, 2018	(17,272)	(17,272)

At January 1, 2018	4,731	4,731

At December 31, 2018	3,833	3,833

Amortization rate (per year) - %	20%

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

10	Leases

This note provides information for leases where the group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	12/31/2019	12/31/2018	01/01/2018
Sub-lease receivable
Rio de Janeiro Office - BM 336	5,600	7,803	9,224
NY Office - Madson Tower	—	571	1,338

Total	5,600	8,374	10,562

Current	2,883	3,357	3,151
Non-current	2,717	5,017	7,411

Total	5,600	8,374	10,562

Right of use assets
Rio de Janeiro Office - BM 336	79,101	72,847	77,428
São Paulo Office - JRA	6,012	5,656	6,961
NY Office - Madson Tower	—	3,445	7,696
NY Office - third Avenue	3,271	—	—

Total	88,384	81,949	92,085

Lease liabilities
Rio de Janeiro Office - BM 336	(92,444)	(84,359)	(86,651)
São Paulo Office - JRA	(6,933)	(6,228)	(6,962)
NY Office - Madson Tower	—	(2,417)	(9,033)
NY Office - third Avenue	(3,514)	—	—

Total	(102,891)	(93,004)	(102,646)

Current	(17,738)	(16,454)	(20,507)
Non-current	(85,153)	(76,550)	(82,139)

Total	(102,891)	(93,004)	(102,646)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Additions to the right-of-use assets during the 2019 financial year were R$ 3,544.

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2019	2018
Right of use assets depreciation	(10,521)	(11,447)
Financial expense	(11,980)	(11,609)

	(22,501)	(23,056)

The total cash outflow for leases in 2019 was R$ 19,027 (R$ 22,871 in 2018).

(iii)	The Group’s leasing activities and how these are accounted for

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options as described in (v) below.

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

For all periods presented, the sub-leases were classified as finance leases on a lessor perspective. Therefore, the Group account the sub-leases on a lease-by-lease basis, subtracting the right of use assets and recognizing a receivable related to the present value of the receivables of the sub-lease.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

From January 1, 2018, leases are recognized as a right-of-use asset and a corresponding liability at the adoption date.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

-	fixed payments (including in-substance fixed payments), less any lease incentives receivable

-	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

-	amounts expected to be payable by the group under residual value guarantees

-	the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

-	payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

readily determined, which is generally the case for leases in the group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

-	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

-	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases, which does not have recent third party financing, and

-	make adjustments specific to the lease, e.g. term, country, currency and security.

The group is exposed to potential future increases in variable lease payments based on an index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

-	the amount of the initial measurement of lease liability

-	any lease payments made at or before the commencement date less any lease incentives received

-	any initial direct costs, and

-	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

(iv)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The majority of extension and termination options held are exercisable only by the group and not by the respective lessor.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

11	Accounts payable

	12/31/2019	12/31/2018	01/01/2018
Dividends payable (i)	34,410	965	965
Rent payable – prior month expense	1,260	1,064	1,050
Funds quotas acquisition (ii)	1,835	1,654	1,493
Other payables	197	531	195

	37,702	4,214	3,703

Current	37,669	2,527	2,178
Non-current	33	1,687	1,525

(i) On April 30, 2019 the partners approved a distribution of dividends in the amount of R$ 67,400, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2019, the amount of R$ 33,955 was paid, with the outstanding balance of R$ 33,445 remaining on December 31, 2019.

The entire amount recognised as dividends payable as of December 31, 2019, was settled in January 2020.

(ii) On December 29, 2016, Vinci acquired FIP and FII quotas with the commitment to pay the amount of R$ 2,038 in up to 4 years. This commitment is subjected to a discount rate of 10.8% per year and was settled in August 2020.

12	Labor and social security obligations

	2019	2018	01/01/2018
Profits sharing	28,563	15,767	15,242
Labor provisions	2,385	2,128	1,958

	30,948	17,895	17,200

The accrual for profits sharing payable at December 31, 2019 was entirely paid in January, 2020. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policies.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

13	Taxes and contributions payable

	2019	2018	01/01/2018
Income tax	8,926	4,514	3,411
Social contribution	3,385	1,618	1,165
Social Contribution on Revenues(COFINS)	2,292	856	688
Social Integration Program (PIS)	483	185	149
Service tax (ISS) on billing	1,078	351	195
Withholding Income Tax (IRRF) deducted from third parties	41	25	39
Others	92	35	77

	16,297	7,584	5,724

14	Equity

(a)	Capital

The capital comprises 8,595,000 quotas (2018 – 8,820,000), with a par value of R$ 1.00 each (2018 - R$ 1.00 each). All issued quotas are paid up. The liability of the partners is personally limited to the value of their respective quotas, but all partners are jointly liable for the payment of capital.

In June 29 2018, the quotaholders unanimously approved a capital increase of R$ 270. Accordingly, capital was increased from R$ 8,550 to R$ 8,820 through the issue of 270,000 quotas at R$ 1.00 each. The capital increase includes conversion of R$ 158 of advance to capital increase, occurred in 2017, in capital, therefore, the cash portion in 2018 was R$ 112.

In May 31, 2019, the quotaholders unanimously approved a capital decrease of R$ 225. Accordingly, capital was decreased from R$ 8,820 to R$ 8,595 through the redeem of 225,000 quotas at R$ 1.00 each.

The Company’s quotaholders as at December 31, 2019 and 2018 are presented in the table below:

Quotaholder	01/01/2018 Quantity	Subscribed	Transferred	Cancelled	12/31/2018 Quantity
Gilberto Sayão da Silva	2,412,000.00	—	—	—	2,412,000.00
Alessandro Monteiro Morgado Horta	1,206,000.00	—	—	—	1,206,000.00
Paulo Fernando Carvalho de Oliveira	1,206,000.00	—	—	—	1,206,000.00
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	—	1,206,000.00
Others Quotaholders	2,520,000.00	270,000.00	—	—	2,790,000.00

Total	8,550,000.00	270,000.00	—	—	8,820,000.00

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Quotaholder	12/31/2018 Quantity	Subscribed	Transferred	Cancelled	12/31/2019 Quantity
Gilberto Sayão da Silva	2,412,000.00	—	(2,412,000.00)	—	—
Alessandro Monteiro Morgado Horta	1,206,000.00	—	(1,206,000.00)	—	—
Paulo Fernando Carvalho de Oliveira	1,206,000.00	—	(1,206,000.00)	—	—
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	—	—	—	1,206,000.00
Vinci Partners Participações Ltda.	—	—	4,194,000.00	—	4,194,000.00
Treasury Quotas	—	—	225,000.00	(225,000.00)	—
Others Quotaholders	2,790,000.00	—	405,000.00	—	3,195,000.00

Total	8,820,000.00	—	—	(225,000.00)	8,595,000.00

(b)	Treasury quotas

Treasury quotas comprises the quotas acquired by the Entity. The acquisition of its own quotas and the disposal of those quotas are capital transactions with the quotaholders and do not affect the income statement. During 2019 the Entity acquired 225,000 quotas from one of its quotaholders at a price of R$ 1.00 per quota and subsequently cancelled these quotas.

(c)	Retained earnings

Earning reserves comprises the net profit generated by the Entity which were not distributed to their quotaholders or approved to be distributed by the Entity Management.

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Company functional currency. This balance will be transferred into the income statements only when the investee Company is settled.

(e)	Dividends

In accordance with the Company by-laws dividends are distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci. On annual basis the partners determine the dividends amount to be paid to each quotaholder.

In 2018 the Company declared R$ 45,759 as dividends which was fully paid. In 2019 the Company declared R$ 109,654 as dividends. During 2019 dividends were paid in the amount of R$ 76,226 (R$ 45,885 in 2018).

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(f)	Basic and diluted earnings per quota

a) Basic earning per quota	2019	2018
From continuing operations attributable to the ordinary equity holders of the Entity	17.42	6.52

Total basic earning per quota attributable to the ordinary equity holders of the Entity	17.42	6.52

b) Diluted earning per quota	2019	2018
From continuing operations attributable to the ordinary equity holders of the Entity	17.42	6.52

Total basic earning per quota attributable to the ordinary equity holders of the Entity	17.42	6.52

c) Reconciliations of earnings used in calculating earnings per quota

Basic earnings per quota:	2019	2018
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per quota:
From continuing operations	151,373	56,613

	151,373	56,613

Diluted earnings per quota:	2019	2018
Profit from continuing operations attributable to the ordinary equity holders of the Entity Used in calculating basic earnings per quota	151,373	56,613

Used in calculating diluted earnings per quota	151,373	56.613

d)	Weighted average number of quotas used as the denominator

	Number 2019	Number 2018
Weighted average number of ordinary quotas used as the denominator in calculating basic earnings per quota:	8,688,082	8,686,849
Adjustments for calculation of diluted earnings per quota:	—	—

Weighted average number of ordinary quotas and potential ordinary quotas used as the denominator in calculating diluted earnings per quota	8,688,082	8,686,849

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

15	Revenue from services rendered

	2019	2018
Gross revenue from fund management	233,826	152,571
Gross revenue from realized performance fees	48,295	6,383
Gross revenue from unrealized performance fees	17,033	—
Gross revenue from advisory	11,939	21,383

Gross revenue from services rendered	311,093	180,337

In Brazil	215,941	122,935
Abroad	95,152	57,402
Taxes and contributions
COFINS	(6,494)	(3,688)
PIS	(1,407)	(798)
ISS	(6,475)	(3,647)

Net revenue from services rendered	296,717	172,204

Net revenue from fund management	223,808	146,551
Net revenue from realized performance fees	45,949	6,042
Net revenue from unrealized performance fees	16,071	—
Net revenue from advisory	10,889	19,611

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

16	General and administrative expenses

	2019	2018
Personnel	(33,748)	(28,307)
Profit sharing (a)	(28,788)	(15,886)

	(62,536)	(44,193)
Third party expense (b)	(19,497)	(15,146)
Right of use depreciation (c)	(10,521)	(11,447)
Depreciation and amortization (d)	(5,998)	(6,074)
Other operating expenses (e)	(5,021)	(5,811)
Travel and representations	(3,589)	(2,434)
Condominium expenses	(2,953)	(2,639)
Payroll taxes	(2,230)	(2,094)
Rental expense	(313)	(160)
Telephony services	(315)	(508)
Legal	(204)	(125)
Trade receivables allowance	(69)	(52)
Office consumables	(41)	(72)

	(113,287)	(90,755)

(a)	Profit sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management approved the payment of profit sharing in the amount of R$ 28,788 (R$ 15,886 in 2018) for the year ended December 31, 2019.

(b)	Third party expense

Third party expense is composed for accounting, advisory, information technology, and other contracted services.

(c)	Right of use depreciation

See note 10 for more details.

(d)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation.

(e)	Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

17	Finance profit/(loss)

	2019	2018
Investment income (i)	20,244	7,464
Foreign currency variation income	56	169
Financial revenue on sublease agreements	800	1,025
Other finance income	61	65

Finance income	21,161	8,722

Financial expense on lease agreements	(11,980)	(11,609)
Bank fees	(86)	(109)
Investment losses (i)	—	(334)
Fines on taxes	(3)	(5)
Financial expense on liabilities at amortized cost	(181)	(162)
Interest on taxes	(30)	(28)
Foreign currency variation expense	(196)	(225)

Finance costs	(12,476)	(12,472)

Finance profit/(loss), net	8,685	(3,749)

(i)	Segregated investment income result is demonstrated below:

	2019	2018
Mutual funds and fixed income investments	2,819	2,031
Private equity funds	16,803	5,378
Real Estate listed funds	99	36
Public equities funds	523	17

	20,244	7,464
Mutual Funds	—	(14)
Private equity funds	—	(320)

	20,244	7,130

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

18	Income tax and social contribution

The Entity is taxed based on the actual taxable profit regime, and its subsidiaries are taxed based on the deemed profit.

Although some subsidiaries have tax losses and negative basis resulting from previous years, deferred income tax and social contribution credits are not recognized since there is no expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis of companies under the taxable profit regime on December 31, 2019 is R$ 3,188 (2018—R$ 1,184).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes in 2019 and 2018.

The income tax and social contribution charge on the results for the year can be summarized as follows:

	2019	2018
Current income tax	(23,738)	(14,333)
Current social contribution	(8,621)	(5,227)

	(32,359)	(19,560)

Deferred income tax	(3,033)	(1,075)
Deferred social contribution	(1,091)	(387)

	(4,124)	(1,462)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	2019	2018	01/01/2018
Deferred tax assets
Tax losses	1,161	—	—
Leases	1,046	575	—

Total	2,207	575	—

Deferred tax liabilities
Financial revenue	(5,731)	(1,866)	(129)
Estimated revenue	(1,885)	—	—
Leases	(336)	(301)	—

Total Income Tax	(7,922)	(2,167)	(129)

Estimated revenue	(961)	—	—

Total (Taxes and contribution)	(961)	—	—

Total Deferred Tax liabilities	(8,883)	(2,167)	(129)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Movements	Tax losses	Leases	Total
Deferred tax assets
As at January 1, 2018	—	—	—
to profit and loss	—	575	575

As at December 31, 2018	—	575	575

to profit and loss	1,161	470	1,631

As at December 31, 2019	1,161	1,046	2,207

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at January 1, 2018	(129)	—	—	(129)
to profit and loss	(1,737)	—	(301)	(2,038)

As at December 31, 2018	(1,866)	—	(301)	(2,167)

to profit and loss	(3,865)	(2,816)	(35)	(6,716)

As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(a)	Tax effective rate

	2019	2018
Profit (loss) before income taxes	192,115	77,700
Combined statutory income taxes rate—%	34%	34%

Income tax benefit (expense) at statutory rates	(65,319)	(26,418)
Reconciliation adjustments:
Expesnes not detuctible	(323)	—
Tax loss compensation	361	—
Tax loss accrual	1.161	(822)
Effect of presumed profit of subsidiaries (i)	27,812	6,215

Other additions (exclusions), net	(175)	3

Income taxes expenses	(36,483)	(21,022)
Current	(32,360)	(21,402)
Deferred	(4,123)	380
Effective rate	19%	27%

(i)

Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, is solely represented by the Executive Committee, amounted to R$ 3,638 (2018—R$ 3,210) for the year ended December 31, 2019.

(b)	Receivables from related parties

The Entity receivables from related parties as of December 31, 2019 and 2018, as shown in the table below:

	2019	2018
Salzburg Empreendimentos E Participações Ltda.	60	12
Vinci Projetos de Infraestrutura XIV S.A.	153	80
Vinci Infra Investimentos V2I S.A.	29	7
Amalfi Empreendimentos e Participações S.A.	—	163
Maranello Empreend. e Participações S.A.	1	—
Cagliari Participações S.A.	4	45
Grassano Participações SA	23	—
Accadia Participações SA	22	—
Treviso Empreend e Participações Ltda.	—	28
Vinci Partners Participações Ltda	7	—
Norcia Participações SA	2	—

	301	336

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

(c)	Quotaholders loans

In December 31 2018, Vinci had loan expenses payable to its quotaholders in the total amount of R$ 8,500, which were fully paid during 2019. No quotaholders loans had been settled by Vinci partners and its controlled companies in 2019.

(d)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

20	Segment reporting

The Entity’s reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity’s business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity’s operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Hedge Funds

The hedge fund segment manages funds though Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly-traded companies. The mains strategy is through absolute return, dividends, and small caps.

Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth and management profile, using a proprietary methodology (“Value from the Core”).

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions.

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

Real Estate

The Real Estate Investment Funds (FIIs) segment focused on mature assets and co-investment alongside a large global pension fund seeking returns from investments in various segments, such as malls and logistics.

Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage.

Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages.

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

										2019

	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	48,220	54,875	35,339	25,645	20,553	13,780	9,639	7,890	—	215,941
Abroad	71,395	14,577	7,977	—	1,203	—	—	—	—	95,152

Gross revenue from services rendered	119,615	69,452	43,315	25,645	21,757	13,780	9,639	7,890	—	311,093

Fund Advisory fee	—	—	1,736	—	2,313	—	—	7,890	—	11,939
Fund Management fee	119,271	37,736	26,687	11,025	19,297	12,962	6,847	—	—	233,826
Fund Performance fee	344	31,716	14,892	14,620	146	818	2,791	—	—	65,328
Taxes and contributions	(3,590)	(3,452)	(2,660)	(1,447)	(1,225)	(776)	(542)	(682)	—	(14,376)

Net revenue from services rendered	116,025	66,000	40,655	24,198	20,531	13,004	9,097	7,207	—	296,717
(-) General and administrative expenses	(9,416)	(7,163)	(8,467)	(6,041)	(4,088)	(1,939)	(2,970)	(2,727)	(70,478)	(113,287)

Operating profit	106,609	58,838	32,188	18,156	16,443	11,065	6,127	4,481	(70,478)	183,430

Finance income										21,161
Finance cost										(12,476)

Finance result, net										8,685

Profit before income taxes										192,115
Income taxes										(36,483)

Profit for the year										155,632

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

										2018

	Private Equity	Public Equities	Investment Products and solutions	Infrastructure	Real Estate	Credit	Hedge Funds	Financial Advisory Services	Corporate Center	Total
In Brazil	26,394	21,138	16,413	12,991	12,159	9,119	6,681	18,039	—	122,935
Abroad	43,081	7,488	5,935	—	898	—	—	—	—	57,402

Gross revenue from services rendered	69,475	28,626	22,348	12,991	13,057	9,119	6,681	18,039	—	180,337

Fund Advisory fee	—	—	2,970	—	374	—	—	18,039	—	21,383
Fund Management fee	69,475	26,252	16,974	12,991	12,684	8,511	5,685	—	—	152,571
Fund Performance fee	—	2,375	2,404	—	—	608	996	—	—	6,383
Taxes and contributions	(1,908)	(1,319)	(1,094)	(703)	(687)	(493)	(367)	(1,560)	—	(8,133)

Net revenue from services rendered	67,567	27,307	21,254	12,288	12,370	8,626	6,314	16,479	—	172,204
(-) General and administrative expenses	(2,314)	(5,238)	(7,943)	(5,286)	(3,279)	(1,795)	(3,316)	(1,967)	(59,617)	(90,755)

Operating profit	65,253	22,069	13,311	7,001	9,091	6,831	2,998	14,512	(59,617)	81,449

Finance income										8,723
Finance cost										(12,472)

Finance result, net										(3,749)

Profit before income taxes										77,700
Income taxes										(21,022)

Profit for the year										56,678

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

21	Legal Claim

As at December 31, 2019 the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	2019	2018	01/01/2018
Tax	21,824	20,488	5,977
Civil	—	66	566
Labor	1,743	376	376

Total	23,567	20,930	6,919

Tax Claims

Vinci Gestora is a party to two tax administrative proceedings in course arising from the payment of social security contributions (employer’s portion and Work Accident Insurance (SAT) and contributions to third parties in 2011 and 2012, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,284 and R$ 2,932, respectively.

Vinci Equities has one proceeding related to the requirement of ISS under rendered services to investment funds located abroad in the amount of R$ 984. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 14,624 for the calendar year of 2013.

22	Commitment

The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds at December 31, 2019 and 2018 are as follow:

	2019	2018
Vinci Capital Partners III Feeder FIP Multiestratégia	2,510	—
Vinci Infra Coinvestimento I FIP Infraestrutura	—	24,332
Vinci Infra Transmissão FIP Infraestrutura	—	8,561
Nordeste III FIP Multiestratégia	2,798	3,173

	5,308	36,066

Vinci Partners Investimentos Ltda.

Notes to the consolidated financial statements

All amounts in thousands of reais

23	Subsequent Events

In January, 2020 the Entity paid dividends to the quotaholders in the amount of R$ 71,648, arising from the profit for the year ended in December, 2019.

In August 31, 2020, Vinci acquired the remaining interest of its investee Vinci Real Estate Investimentos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, being paid R$ 657 for the acquisition of 657.200 quotas.

On September 21, 2020, Vinci’s controlling quotaholders incorporated Vinci Partners Investments Ltd., a Cayman Islands exempted company, for the purposes of effectuating initial public offering (“IPO”) of Vinci Partners Investment Ltd. Prior to the consummation of the IPO, that entity would own, directly or indirectly, all quotas of Vinci.

Covid-19

On March 11, 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. As of June 30, 2020, more than 10.0 million people had been infected with the virus and more than 500,000 people died globally. The measures adopted to respond to the pandemic, including social distancing, adversely impacted economies globally, including Brazil, which were hampered by several factors such as the cessation of economic activities, the losing of trade and services, the restrictions on movement and the resulting reduction of consumption and industrial production, as well as other supervening macroeconomic issues, such as rising unemployment, falling stock markets and the prospect of a global economic recession.

The COVID-19 pandemic and government measures taken in response thereto has caused disruptions in our funds’ portfolio companies’ businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil lasting over three months. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. These factors have adversely impacted certain of the companies in our investment portfolio and severely disrupted operations and economic conditions generally. Finally, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, considering all the impacts the Company did not record any impairment in 2020 as result of COVID-19 and no significant adverse impacts is expected, therefore our results were not significantly affected by the COVID-19.

Alongside the precautionary actions that are being taken, the company has robust systems, processes, controls and teams to ensure that none of its activities are affected by the recent events. Actions such as sending all employees to work from home, informing employees on precautious actions and performing assessment of third-party service suppliers are being undertaken to mitigate any risk of COVID-19 affecting Vinci’s activities.

Class A common shares

Vinci Partners Investments Ltd.

PROSPECTUS

Global Coordinators

J.P. Morgan	Goldman Sachs & Co. LLC	BTG Pactual

Joint Bookrunners

Itaú BBA	BofA Securities	Credit Suisse	UBS Investment Bank

                , 2021

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

The registrant’s Articles of Association provide that each director or officer of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”)) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Also, the registrant expects to maintain directors’ and officers’ liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have not issued any securities exempt from registration under the Securities Act.

Item 8.	Exhibits

(a)	The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Memorandum and Articles of Association of Vinci Partners Investments Ltd.*

5.1	Opinion of Harney Westwood & Riegels, Cayman Islands counsel of Vinci Partners Investments Ltd., as to the validity of the Class A common shares.*

10.1	Form of indemnification agreement.*

14.1	English translation of the Code of Ethics of Vinci Partners Investments Ltd.*

21.1	List of subsidiaries.*

23.1	Consent of PricewaterhouseCoopers Auditores Independentes.

23.2	Consent of Harney Westwood & Riegels, Cayman Islands counsel of Vinci Partners Investments Ltd. (included in Exhibit 5.1).*

24.1	Powers of attorney (included on signature page to the registration statement).*

99.1	Representations required by Instruction 2 to Item 8.A.4 of Form 20-F.*

*	Previously filed.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on this 25th day of January, 2021.

Vinci Partners Investments Ltd.

By:	/s/ Alessandro Monteiro Morgado Horta
	Name:	Alessandro Monteiro Morgado Horta
	Title:	Chief Executive Officer

By:	/s/ Sergio Passos Ribeiro
	Name:	Sergio Passos Ribeiro
	Title:	Chief Operating Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Alessandro Monteiro Morgado Horta Alessandro Monteiro Morgado Horta	Chief Executive Officer and Director (principal executive officer)	January 25, 2021

/s/ Sergio Passos Ribeiro Sergio Passos Ribeiro	Chief Operating Officer and Chief Financial Officer (principal financial officer and principal accounting officer)	January 25, 2021

* Gilberto Sayão da Silva	Chairman	January 25, 2021

* Paulo Fernando Carvalho de Oliveira	Director	January 25, 2021

* Lywal Salles Filho	Director	January 25, 2021

* Rogério Ladeira Furquim Werneck	Director	January 25, 2021

* Ana Marta Horta Veloso	Director	January 25, 2021

Guilherme Stocco Filho	Director

* Julya Wellisch Attorney-in-fact	Vinci Partners USA, LLC Authorized representative in the United States	January 25, 2021

* By:	/s/ Alessandro Monteiro Morgado Horta
Name: Alessandro Monteiro Morgado Horta Attorney-in-fact

* By:	/s/ Sergio Passos Ribeiro
Name: Sergio Passos Ribeiro Attorney-in-fact

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